Itaú

2010

Reference Form

Itaú Unibanco Holding S.A.

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base Date: 12.31.2010

(in compliance with Attachment 24 of CVM Instruction No.480 of December 7, 2009, or “CVM Instruction 480”)

Identification
Itaú Unibanco Holding S.A. (the “Bank” or “Issuer”) a corporation enrolled with the Legal Entity Taxpayer’s Registry under CNPJ/MF No. 60.872.504/0001-23, with its incorporation documents duly filed with the Board of Trade of the State of São Paulo under NIRE No.
35.3.0001023-0, registered as a listed company with the Brazilian Securities Commission (“CVM”) under No. 19348

Head Office	The Issuer’s head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902

Investor Relations Office
The Bank’s Investor Relations Office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Conceição, in the City of São Paulo, State of São Paulo. The Investor Relations Officer is Mr. Alfredo Egydio Setubal. The phone number of the Investor Relations Department is (5511) 5019 1549;  the fax number is (5511) 5019 1133 and the e-mail is investor.relations@itau-unibanco.com.br

Independent Auditors of the Company	PricewaterhouseCoopers Auditores Independentes for the years ended December 31, -2010, December 31, 2009 and December 31, 2008

Underwriter	Itaú Corretora de Valores S.A.

Stockholder Service
The Issuer’s stockholder service is provided at the branches of Itaú Unibanco S.A., the head office of which is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902

Newspapers in Which the Issuer Divulges Its Information	Official Gazette of the State of São Paulo and Valor Econômico

Website	http://www.itau-unibanco.com/ir The information included in the Company’s website is not an integral part of this Reference Form

Date of Last Review	05.31.2011

Itaú Unibanco Holding S.A. – 2010 Reference Form	2

TABLE OF CONTENTS

ITEM 1. Identification of the people responsible for the content of the form	4

ITEM 2. Auditors	5

ITEM 3. Selected financial information	8

ITEM 4. Risk factors	12

ITEM 5. Market risk	32

ITEM 6. Issuer’s history	40

ITEM 7. Activities of the issuer	48

ITEM 8. Economic group	91

ITEM 9. Relevant assets	93

ITEM 10. Comments of executive officers	105

ITEM 11. Projections	143

ITEM 12. Shareholders’ Meetings and management	144

ITEM 13. Management compensation	194

ITEM 14. Human resources	213

ITEM 15. Control	218

ITEM 16. Transactions with related parties	243

ITEM 17. Capital	227

ITEM 18. Securities	250

ITEM 19. Repurchase plans and treasury securities	264

ITEM 20. Securities trading policy	267

ITEM 21. Information disclosure policy	269

ITEM 22. Extraordinary business	271

Report of Independent Auditors on Reference Form (CVM Instruction 480)	272

Itaú Unibanco Holding S.A. – 2010 Reference Form	3

ITEM 1 - IDENTIFICATION OF THE PEOPLE RESPONSIBLE FOR THE CONTENT OF THE FORM

Names of people responsible for the content of the form	Positions of the people responsible
Roberto Egydio Setubal	Chief Executive Officer
Alfredo Egydio Setubal	Investor Relations Officer

The officers mentioned above state that:

a. they have revised the reference form;

b. all information contained in the form is in compliance with the provisions of CVM Instruction No. 480, particularly Articles 14 to 19;

c. the information contained in the form is a true, accurate and complete portrait of the Issuer’s economic and financial situation and of the risks inherent to their activities and of the securities issued by it.

Itaú Unibanco Holding S.A. – 2010 Reference Form	4

ITEM 2 – AUDITORS

2.1 and 2.2 Auditors

	2010	2009	2008
Has an auditor been engaged?	YES	YES	YES
Auditor’s Brazilian Securities Commission (“CVM”) code	2879	2879	2879
Type of auditor
Corporate name	Pricewaterhousecoopers Auditores Independentes	Pricewaterhousecoopers Auditores Independentes	Pricewaterhousecoopers Auditores Independentes
Individual taxpayer’s registry (“CPF”) number	61.562.112/0001-20	61.562.112/0001-20	61.562.112/0001-20
Date services were contracted	01/01/2010	01/01/2009	01/01/2008
Date contracted services ended	12/31/2010	12/31/2009	12/31/2008
Description of the services contracted	1. Service agreement on the audit of financial statements and limited review for purposes of equity in results and consolidation by the controlling company, pursuant to CVM Instruction No. 247;	1. Service agreement on the audit of financial statements and limited review for purposes of equity in results and consolidation by the controlling company, pursuant to CVM Instruction No. 247;	1. Service agreement on the audit of financial statements;
	2. Service agreement on assurance services of the Ombudsman’s Office Report;	2. Proposal for provision of professional services for compliance with CVM Instruction No. 89/88 and ANBID Self-Regulation Code;
2. Service agreement for the specific purpose of making the preliminary reconciliation of the shareholders’ equity of Itaú Holding at 12.31.07 and income for the year then ended, containing comparative information related to the year ended December 31, 2006, determined according to the Brazilian accounting practices and the International accounting standards;

	3. Agreement on assurance services of the Sustainability Report;	3. Proposal for provision of assurance services of the Ombudsman’s Office Report;	3. Service agreement on the audit for issue of appraisal reports and examination of balance sheet;
	4. Service agreement for compliance with CVM Instruction No. 89/88 and ANBID Self-Regulation Code;	4. Proposal for provision of assurance services of the Sustainability Report;	4. Service agreement for reviewing financial information prepared in the XBRL - Extensible Business Reporting Language format, related to the financial statements for 2005, 2006 and 2007.
	5. Amendment to the audit service agreement of April 29, 2009 – Audit of the financial statements, prepared in accordance with accounting practices adopted in the United States - USGAAP;	5. Service agreement on the audit of consolidated financial statements, prepared in accordance with international accounting standards;	5. Licence for using an electronic library of international accounting standards (comperio) - Itaú Holding - Brazil;
	6. Amendment to the audit service agreement of April 30, 2010, including audit and limited review of the financial statements prepared in accordance with the USGAAP;	6. Service agreement on the audit for issue of appraisal reports and examination of balance sheet;	6. Consultancy service agreement related to Labor Taxes and International Risk Assessment - London Branch - Banco Itaú Europa S.A;
	7. Audit service agreement for issue of comfort letters related to fund raising;	7. Consulting and advisory services agreement in order to resolve specif issues involving tax, accounting and corporate law - Itaú Unibanco Holding S.A - Brazil;	7. Service agreement regarding the evaluation of the internal controls of Unicard Banco Múltiplo S.A (Unicard) - Unibanco;
	8. Audit service agreements for the issuance of reports on appraisal and audit of balance sheets;	8. Service agreement related to tax advisory intended to review "Schedule O" Form, which is attached to the Tax Return; - Itaú Unibanco Holding S.A - Brazil;	8. Service agreement for computing and comparing operational efficiency ratios with those of the market - Banco Itaú Argentina S.A.
	9. Agreement to provide professional services in compliance with SAS 70 Type I and II (Statement on Auditing Standards);	9. Licence for using an electronic library of international accounting standards (comperio) - Itaú Unibanco Holding S.A. - Brazil;	9. Participation in the seminar on transfer pricing - Banco Itaú Europa S.A;
10. Service agreement on audit of accounting information included in the Reference Form in accordance with CVM Instruction No. 480/09;
10. Participation in the salary compensation survey named "Encuestas de remuneraciones y beneficios adicionales", with receipt of data related to the base dates from 09.30.08 to 03.31.09 and 09.30.09 to 03.31.10, respectively. - Oca S.A – Uruguay.
10. Advisory service agreement regarding the recognition of goodwill for tax purposes to be submitted to the approval of the tax authority - Banco Itaú Europa Luxemburgo S.A;

Itaú Unibanco Holding S.A. – 2010 Reference Form	5

	11. Amendment to the service agreement, of September 14, 2009, on the audit of consolidated financial statements, prepared in accordance with the International Financial Reporting Standards (“IFRS”);		11. Participation in the 8th Annual IFRS Presentation – International Financial Reporting Standards - Banco Itaú S.A.

12. Agreement and amendment to agreement to provide professional services on the assurance of processes/procedures carried out by Itaú Unibanco and their compliance with the criteria stated in the commercial partnerships entered into with FIC, FAI and Luizacred;
12. Licence for using an electronic library of international accounting standards (comperio) – Unibanco - Brazil;
13. Service agreement to provide due diligence related to projects on possible acquisitions to be carried out by Unibanco and its affiliates.

14. Service agreement related to the assurance of controls over operations carried out with low liquidity instruments and the provision of training to employees in conformity with CVM-Instructions No. 301/99 and 387/03.

15. Service agreement to provide limited assurance to the inventory data of greenhouse gas (“GHG”) emission;
16. Licence for using an electronic library of international accounting standards (Comperio);
17. Participation in seminar “Insurance Market: new accounting and actuary dynamics of the market in 2010" ;
18. Service agreement related to tax advisory on US legislation and review of "Schedule O" Form;
19. Service agreement to review aspects related to the “Programa Continuidade de Negócios";
20. Service agreement related to the assessment of the differences between carrying out activities as a subsidiary and as a bank in Miami;
21. Participation in the 10th Annual IFRS Presentation - Advanced Level;
22. Service agreement related to the provision of information on the concepts of tax-haven and favorable tax jurisdiction adopted in certain countries;
23. Service agreement related to security assessment of internet environment in the external perimeter - "Intrusion Test";
24. Participation in compensation survey, in Uruguay, named "Encuestas de Remuneraciones Y Benefícios Adicionales", 2010/2011 edition.

Total compensation of the independent auditors segregated by service
The payment of independent auditors related to the last fiscal year, ended December 31, 2010 corresponding to the amount of 41,710 (R$ thousand), which comprise amounts related to audit services 41,003 (R$ thousand) and other services 707 (R$ thousand)

Justification for the replacement	Not applicable.	Not applicable.	Not applicable.

Itaú Unibanco Holding S.A. – 2010 Reference Form	6

Any reasons presented by the auditor contrasting with the Issuer’s justification for their replacement	Not applicable.	Not applicable.	Not applicable.

Person in charge
Name of the person in charge	Paulo Sérgio Miron	Paulo Sérgio Miron	Emerson Laerte da Silva
CPF number of the person in charge	076.444.278-30	076.444.278-30	125.160.718-76

Address
Venue	Avenida Francisco Matarazzo, 1400	Avenida Francisco Matarazzo, 1400	Avenida Francisco Matarazzo, 1400
Additional information	09-10º, 13-17º andares	09-10º, 13-17º andares	09-10º, 13-17º andares
District	Água Branca	Água Branca	Água Branca
ZIP CODE	05001-100	05001-100	05001-100
DDD	11	11	11
Phone number	3674-3901	3674-3901	3674-3833
DDD fax	3674-2030	3674-2030	3674-2055
E-mail	paulo.miron@br.pwc.com	paulo.miron@br.pwc.com	emerson.laerte@br.pwc.com

2.3. Supply other information that the Issuer may deem relevant

The Audit Committee of Itaú Unibanco Holding S.A. is the body responsible to vouch for the performance, independence and quality of the work of the external audit companies, being responsible for:

a.
establish and disclose the procedures for engaging the services to be rendered by the companies which audit the Conglomerate’s account statements. Revise, update and decide: (i) the services which cannot be rendered by these companies, affecting as they would the companies’ independence and/or objectivity, (ii) services, engagement for which has already been pre-approved by the Committee, and (iii) services which are subject to prior submission for the Committee’s approval;

b.
assess on an annual basis with the Conglomerate’s independent audit companies: (i) the procedures for internal controls of quality of these companies; (ii) their independence; (iii) questions raised by government and regulatory authorities; (iv) the relationship between these independent audit companies and the Conglomerate; and (v) the most recent revision of the company’s quality control (peer review);

c.	jointly with the Independent Auditor, revise the scope, planning and personnel to be allocated for executing its work;

d.
approve the engagement of employees or service providers which have been working in the teams of the independent audit companies that render or have previously rendered auditing services to the Conglomerate in the previous 12 months.

Itaú Unibanco Holding S.A. – 2010 Reference Form	7

ITEM 3 - SELECTED FINANCIAL INFORMATION

3.1- Financial information

	December, 31
	2010	2009	2008
		(Reais)
Shareholders’ equity	60,878,545,827	50,683,423,405	43,664,036,231
Total assets	755,112,325,735	608,273,230,045	637,202,224,719
Net revenue/income on financial operations	45,259,959,483	46,051,678.036	23,367,365,920
Gross income	35,172,232,228	31,950,276,636	10,421,761,114
Net income	13,322,962,779	10,066,608,936	7,803,483,457
Number of shares, former treasury shares (quantity)	4,544,368,002	4,527,345,710	4,506,296,919
Book value per share (Reais unit)	13.40	11.19	10.68
Net income per share	2.94	2.23	2.25
Note: Consolidated

3.2. If the Issuer disclosed in the previous year or if it wishes to disclose in this form non-accounting measures such as EBITDA (income before interest, taxes, depreciation and amortization) or EBIT (income before interest and taxes), the Issuer should:

a)  give the value of the non-accounting measures

None

b) reconcile the amounts disclosed and the amounts in the audited financial statements

None

c) explain why it believes that such a measurement is the most appropriate one for the correct understanding of its financial position and the results of its operations

None

3.3. Identify and comment on any event subsequent to the most recent financial statements for the year that might significantly change them

There have been no significant events subsequent to the latest financial statements for the year ended 12.31.2010. However, pursuant to Resolution No. 3786 of the National Monetary Council (“CMN”), the Issuer published on 04.05.2011, its financial statements in accordance with international accounting standards - IFRS - fixed the International Accounting Standards Board ("IASB"), pursuant to the Market Notice published on 03.29.2011.

3.4. Describe the policy for the appropriation of income for the past three  years, indicating:

The Board of Directors presents to the Annual Shareholders’ Meeting, together with the financial statements, a proposal for the appropriation of net income for the year, and the main appropriations are:  (i) 5%  to Legal Reserve, that shall not exceed 20% of the value of the capital stock, (ii) distribution of dividends to shareholders (see items “b” and “c” below) and (iii) setting up of the following statutory reserves:

•
Reserve for Dividend Equalization:  the purpose of this reserve is to guarantee funds for the payment of dividends, including as interest on capital, or its advances, to maintain the flow of shareholders’ remuneration.  It is limited to 40% of the capital stock and it is made up of funds: (a) equivalent to up to 50% of net income for the year, adjusted pursuant to Article 202 of Law No. 6,404/76, as amended; (b) equivalent to up to 100% of the realized portion of revaluation reserves, recorded as retained earnings; (c) equivalent to up to 100% of the amount of prior year adjustments, recorded as retained earnings; and (d) arising from credit corresponding to the dividend advances.

Itaú Unibanco Holding S.A. – 2010 Reference Form	8

•
Reserve for Working Capital: the purpose of this reserve is to guarantee funds for the Issuer’s operation.  It is limited to 30% of the capital stock, being made up of funds equivalent to up to 20% of net income for the year, adjusted pursuant to Article 202 of Law No. 6,404/76, as amended.

•
Reserve for Capital Increase in Investees:  the purpose of this reserve is to guarantee the exercise of the preemptive right in the subscription of capital increases in investees.  It is limited to 30% of the capital stock, being made up of funds equivalent to up to 50% of net income for the year, adjusted pursuant to Article 202 of Law No. 6,404/76, as amended.

Upon the proposal of the Board of Directors, portions of these reserves will be periodically capitalized so that the respective amount does not exceed the limit of 95% of the capital stock.  The balance of these reserves, added to the Legal Reserve, may not exceed the capital stock.

a) rules on the retention of earnings

There have been no changes in the rules on the retention of earnings over the past three years.  Pursuant to Law No. 6,404/76, as amended, the shareholders may decide at a shareholders' meeting, based on a proposal by management, on the retention of a portion of net income for the year that had previously been approved as part of the capital budget.  Additionally, the mandatory minimum dividend may not be paid in the year in which the management bodies announce to the Annual Ordinary Shareholders’ Meeting that it is incompatible with the Issuer’s financial position.

In the past three years, no earnings have been retained, and the dividend amount paid has been equal to or higher than the mandatory minimum dividend (see item 3.5 below).

b) rules on the distribution of dividends

There have been no changes in the rules on the distribution of earnings over the past three years.

Shareholders are entitled to receive as mandatory dividend, each year, a minimum amount of twenty-five percent of net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters "a” and “b” of item I of Article 202 of Law No. 6,404/76, as amended, and in compliance with items II and III of the same legal provision.

As resolved by the Board of Directors, interest on capital can be paid, including the interest on capital paid or credited to the amount of mandatory dividend, as provided for in Article 9, paragraph 7 of Law No. 9,249/95.

Additionally, our management may resolve on the distribution of additional dividends whenever it deems convenient for the Issuer and/or its shareholders. Such distributions do not mean that there will be a distribution of dividends additional to the mandatory minimum dividend in the future.

For further information on the percentages of dividends distributed over the past three years, see item 3.5 below.

c) frequency of the distribution of dividends

Regarding the past three years, the Issuer made monthly dividend payments, based on the shareholding position on the last day of the previous month, on the first working day of the subsequent month, as well as additional payments (half yearly), for which the Board of Directors determines the base date for the shareholding position and payment date. Regarding these half yearly payments, management verifies the existing profit, determines the amount of dividends that should be distributed as mandatory (see item “a” above), calculates the monthly amount already declared, and, finally, determines the balance payable of mandatory minimum dividend. Such amount is declared as dividend “additional” to that paid monthly.

The portion of mandatory dividend that was paid in advance upon interim dividends debited from the "Reserve for Dividend Equalization” account will be credited to the same reserve.

This practice has been adopted by the Issuer since 1980 and, in order for it to be formalized, the Shareholders’ Remuneration Policy (dividends and interest on capital) was approved on February 9, 2011 at a meeting of the Disclosure and Trading Committee, and subsequently made available on the Issuer’s website (www.itau-unibanco.com.br/ri).

Itaú Unibanco Holding S.A. – 2010 Reference Form	9

d) any restrictions on the distribution of dividends imposed by legislation or special regulations applicable to the Issuer, as well as agreements and court, administrative or arbitration decisions

None.

3.5. In a table, please indicate for each of the past three years:

	R$ million
	2010	2009	2008
Adjusted net income for dividend purposes (*)	9,758	7,322	11,206
Dividends distributed	3,908	3,472	2,852

Percentage of dividends in relation to adjusted net income	40.0%	47.4%	25.5%

Dividends distributed per class and type of shares	-	-	-
Common shares	-	-	-
Interest on capital	1,640	1,447	1,017
Mandatory minimum dividend	329	309	432
Priority dividend	-	-	-
Fixed dividend	-	-	-
Preferred shares	-	-	-
Interest on capital	1,615	1,414	985
Mandatory minimum dividend	324	302	418
Priority dividend	-	-	-
Fixed dividend	-	-	-
Dividend payment date	1st working day of the month	1st working day of the month	1st working day of the month
Rate of return in relation to shareholders’ equity	14.5%	12.1%	34.4%
Retained net income	-	-	-
Date of the retention approval	-	-	-

(*) Considers net income for the year adjusted by the amount involved in the setting up of a Legal Reserve and the constitution/realization of unrealized revenue reserve.

3.6. State whether, in the past three years, dividends were declared on retained earnings or reserves recognized in prior years

The dividends declared in 2010 amounted to R$3,908 million, R$358 million of which was declared using the Unrealized Revenue Reserve recognized in 2008.

The dividends declared in 2009 amounted to R$3,472 million, R$1,642 million of which was declared using the Unrealized Revenue Reserve recognized in 2008.

3.7. In a table, please describe the issuer’s indebtedness ratio, indicating:

	December, 31
	2010	2009
Total amount of the debt, of any nature	689,903,664	553,856,072
Indebtedness ratio (current liabilities plus non-current liabilities divided by stockholders’ equity) (%)	11.33	10.93
If the Issuer wishes, another indebtedness ratio*	-	-
Note: Amounts in thousands of reais, unless otherwise indicated. Consolidated financial statements

Itaú Unibanco Holding S.A. – 2010 Reference Form	10

3.8. In a table, breaking down debts into secured debts, debts with floating guarantees and unsecured debts, please indicate the amount of the Issuer’s liabilities in accordance with their due dates:

	In thousand of R$
	December, 31 2010
Debt	Less than one year	More than one year and less than three years	More than three years and less than five years	More than five years	Total
Secured debts	2,707,710	124,889	119,583	123,281	3,075,463
Debts with floating guarantees	-	-	-	-	-
Unsecured debts	401,511,110	187,463,841	16,557,961	81,295,289	686,828,201
Total	404,218,820	187,588,730	16,677,544	81,418,570	689,903,664

3.9. Supply other information that the Issuer may deem relevant

All relevant information has been presented in the previous items.

Itaú Unibanco Holding S.A. – 2010 Reference Form	11

ITEM 4 - RISK FACTORS

4.1. Describe risk factors that may influence an investment decision, particularly those related to:

Note: the risks described in this item 4.1 are not the only ones we face. Our investors and potential investors should read this complete Reference Form carefully.  Our business, the results of our operations and our financial position may be adversely affected if any of these risks become fact, and, in such an event, the trading prices of our securities may fall, and our investors may lose the totality or part of their investment.

Our investors and potential investors should note that the risk factors described in this item 4.1 are not the only ones encountered in or related to an investment in our securities.  These are the risks that, in our opinion, may influence the decision to invest in our securities.  There may be additional risks that we currently consider immaterial or that we are not aware of, and any of these risks may have effects similar to those described below.

a) the Issuer

We are exposed to the effects of the disruptions and volatility in the global financial markets and the economies in those countries where we do business, especially Brazil.

The financial global markets have deteriorated sharply since the end of 2007. Major financial institutions, including some of the largest global commercial banks, investment banks and insurance companies, have been experiencing significant difficulties, especially due to a lack of liquidity and the depreciation of financial assets.  These difficulties have constricted the ability of a number of major global financial institutions to engage in further lending activity and have caused losses.  In addition, defaults by, and doubts about the solvency of, certain financial institutions and the financial services industry generally have led to market-wide liquidity problems and could lead to losses or defaults by, and bankruptcies of, other institutions.

We are exposed to the disruptions and volatility in the global financial markets because of their effects on the financial and economic environment in the countries in which we operate, especially Brazil, such as a slowdown in the economy, an increase in the unemployment rate, a decrease in the purchasing power of consumers and the lack of available credit. We lend primarily to Brazilian borrowers and these effects could materially and adversely affect our customers and increase our rate of non-performing loans and, as a result, increase the risk associated with our lending activity and require us to make corresponding revisions to our risk management and loan loss reserve models. For example, in 2009, we experienced an increase in our non-performing loans overdue by more than 90 days from 3.9% of total loans in December 31, 2008 to 5.6% December 31, 2009. As of December 31, 2010, our non-performing loans past due more than 90 days represented 4.2% of our total loan portfolio.

The global financial downturn has had significant consequences for Brazil and the other countries in which we operate, creating stock, interest and credit market volatility, a general economic slowdown, and volatile exchange rates that may, directly or indirectly, adversely affect the market price of Brazilian securities and have a material adverse effect on our business, our financial position and the results of our operations.  In addition, institutional failures and disruption of the financial market in Brazil and the other countries in which we operate could restrict our access to capital markets.

Continued or worsening disruption or volatility in the global financial markets could lead to further negative effects on the financial and economic environment in Brazil and the other countries in which we operate, which could have a material adverse effect on our operations.

The integration of acquired or merged businesses involves certain risks that may have a material adverse effect on our operations.

We have engaged in a number of mergers and acquisitions in the past and may make new acquisitions as part of our growth strategy in the Brazilian financial industry.  As an example of a recent transaction, we note the merger between Itaú and Unibanco, announced in the last quarter of 2008 and approved by the Central Bank in the first quarter of 2009 and by the Brazilian anti-trust authorities in the third quarter of 2010.  We believe that these transactions will contribute to our continued growth and competitiveness in the Brazilian banking sector.

Itaú Unibanco Holding S.A. – 2010 Reference Form	12

Any acquisition and merger of institutions and assets, as well as the integration of such institutions, involve certain risks, including the risks that:

•
the integration new networks, information systems, personnel, financial and accounting risks, and other management systems, financial planning and reporting, products and client bases into our existing business may face some difficulties, generating unexpected costs and operating expenses, and additional demands on our management;

•	we may incur unexpected liabilities or contingencies relating to the acquired institutions and assets, which may not be fully recovered from our counterparties in the merger or acquisition agreements;
•
anti-trust and other regulatory authorities may impose restrictions or limitations on the terms of the acquisition or merger, require the disposal of certain assets or businesses or withhold their approval of such transaction; and

•	we may fail to achieve the expected operational and financial synergies and other benefits from the mergers and acquisitions.

If we fail to achieve the business growth opportunities, cost reduction and other benefits we expect from mergers and acquisitions, or if we incur greater integration costs than we have estimated, the results of our operations and our financial position may be adversely affected.

The value of our investments in securities and derivatives is subject to market fluctuations due to changes in Brazilian or international economic conditions and may produce material losses.

As of December 31, 2010, trading securities represented R$180,539 million, or 23.9% of our assets, and derivatives represented R$8,314 million, or 1.1% of our assets.  Realized and unrealized gains and losses have had and will continue to have a significant impact on the results of our operations.  These gains and losses, which are recorded when investments in securities are sold or adjusted to market value (in the case of trading securities) or when derivatives are adjusted to market value, may fluctuate considerably from period to period and are affected by domestic and international economic conditions.  If, for example, we enter into derivatives transactions to protect against decreases in the value of the real or in interest rates and the real increases in value or interest rates increase, we may incur financial losses.  These losses may materially and adversely affect our business, the results of our operations or our financial position.  Gains and losses on our investment portfolio may not continue to contribute to net income at levels consistent with recent periods or at all, and we may not successfully realize the appreciation or depreciation now existing in our consolidated investment portfolio or any asset included in this portfolio.

Exposure to Brazilian federal government debt could have an adverse effect on us.

Like many other Brazilian banks, we invest in debt securities issued by the Brazilian government.  As of December 31, 2010, approximately 11.8% of our total assets, and 47.1% of our securities portfolio was composed of debt securities issued by the Brazilian government.  Any failure by the Brazilian government to make timely payments under the terms of these securities, or a significant decrease in their market value, will have a material adverse effect on us.

Our market, credit and operational risk management policies, procedures and methods may not be fully effective in mitigating our exposure to unidentified or unanticipated risks.

Our market, credit and operational risk management policies, procedures and methods, including our statistical modeling tools, such as value at risk (“VaR”), stress test and sensitivity analyses, may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we fail to identify or anticipate.  Some of our qualitative tools and measures for managing risk are based upon our use of observed historical market behavior.  We apply statistical and other tools to these observations to quantify our risk exposure.  These qualitative tools and measures may fail to predict all types of future risk exposure.  Risk exposure could, for example, arise from factors we have not anticipated or correctly evaluated in our statistical models. This would limit our ability to manage our risks.  Our losses thus could be significantly greater than the historical measures indicate.  In addition, our quantified modeling does not take all risks into account.  Our qualitative approach to managing those risks could prove insufficient, exposing us to material unanticipated losses. If existing or potential clients believe our risk management is inadequate, they could carry their business to another institution. This could harm our reputation as well as our revenue and profits.

In addition, our businesses depend on our ability to process a large number of transactions securely, efficiently and accurately.  Losses can result from inadequate personnel, inadequate or failed internal control processes and systems, information systems failures or breaches or from external events that interrupt normal business operations.  We also face the risk that the structure of our controls and the procedures for mitigating operational risk prove to be inadequate or are circumvented.

Itaú Unibanco Holding S.A. – 2010 Reference Form	13

If our pricing expectations are incorrect or our reserves for future policyholder benefits and claims are inadequate, the profitability of our insurance and pension products or the results of our operations and our financial position may be materially and adversely affected.

Our insurance and pension plan companies set prices and establish calculations for several of our insurance and pension products, respectively, based upon actuarial or statistical estimates.  The pricing of our insurance and pension products and the insurance and pension plan reserves carried to pay future policyholder benefits and claims are based on models that include many assumptions and projections which are inherently uncertain and involve the exercise of significant judgment, including as to the levels of and timing of receipt or payment of premiums, contributions, benefits, claims, expenses, demands, interest, investment results, interest rates, retirement, mortality, morbidity and persistency.  Although we frequently review the pricing of our insurance and pension products and the adequacy of our reserves, we cannot accurately determine the amounts that we will effectively pay for, or the timing of the payment of current benefits, claims and expenses or whether the assets supporting our liabilities, together with future premiums and contributions, will be sufficient for the payment of benefits and claims.  Thus, significant deviations in actual experience from our pricing assumptions could have a material adverse effect on the profitability of our insurance and pension plan products.

In addition, if we conclude that our reserves, together with future premiums, are insufficient to cover future policy benefits and claims, we would be required to increase our reserves and to record such effects in our financial statements for the period in which the determination is made, which could have a material adverse effect on our business, the results of our operations and of our financial position.

b) its parent company, direct or indirect, or control group

Our controlling shareholder has the power to direct our business.

As of March 30, 2011, Itaú Unibanco Participações S.A., or IUPAR, our controlling shareholder, directly owned 51.0% of our common stock and 25.70% of our total capital stock (see item 8.2). Thus, IUPAR has the power to control our institution, including the power to elect our directors and officers and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the date and payment of dividends.  In addition, IUPAR is jointly controlled by Itaúsa, which is controlled by the Egydio de Souza Aranha family, and the former controlling shareholders of Unibanco, the Moreira Salles family.  The interests of IUPAR, Itaúsa and the Egydio de Souza Aranha and Moreira Salles families may be different from your interests as a holder of our securities.

c) To the shareholders

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit  the ability of our investors to sell the shares issued by us at the price and time  they desire.

Investing in securities that trade in emerging markets often involves greater risk than investing in securities of issuers in the United States or in other countries that are not emerging countries, and the investments in emerging countries are generally considered more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States or in other countries. The ten largest companies in terms of market capitalization represented 54,4% of the aggregate market capitalization of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) on  December 31, 2010.

The preferred shares and American Depositary Shares (“ADS”) generally do not have voting rights.

According to Brazilian corporate law and our bylaws, holders of preferred shares, are not entitled to vote at shareholders meetings, except in limited circumstances defined by law.

Itaú Unibanco Holding S.A. – 2010 Reference Form	14

In the limited circumstances in which preferred shareholders are able to vote, holders of preferred shares represented by ADSs may only exercise voting rights in accordance with the provisions of the deposit agreement relating to the ADSs. Although there are no provisions under Brazilian law or under our bylaws that limit ADS holders' ability to exercise their voting rights, through the depositary bank, there are practical restrictions, due to additional procedural steps, involved in communicating with such shareholders. For example, our preferred shareholders will either receive notice directly from us or through publication of notice in Brazilian newspapers and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, will only receive notice directly from us, if they are properly registered in our mailing list. If they are not registered in our mailing list, they will receive the notice only through the depositary bank.

In accordance with the provisions of the deposit agreement, we will provide notice to the depositary bank, which will, in turn, to the extent practicable, mail to holders of ADSs the notice of such meeting and instructions on how the ADS holder can participate in the shareholders meeting. To exercise their voting rights, ADS holders must  instruct the depositary bank on how to vote the shares represented by their ADSs. Because of this extra procedural step involving the depositary bank, the process for exercising voting rights is longer for ADS holders.

Holders of ADSs may be unable to exercise preemptive rights with respect to our preferred shares.

We  are not able to offer preemptive rights to holders of ADS like we do to our preferred shareholders unless (i) a registration statement under the Securities Act is effective with respect to the preferred shares and preemptive rights, or (ii) an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement relating to preemptive rights with respect to our preferred shares, and we cannot assure the ADS holder that we will file any such registration statement. If a registration statement is not filed or an exemption from registration does not exist, the Bank of New York Mellon, as the depositary bank, will attempt to sell the preemptive rights, and the ADS holder will be entitled to receive the proceeds of the sale. However, these preemptive rights will expire if the depositary does not sell them in a timely manner, and holders of ADSs will not realize any value from the granting of the preemptive rights.

If the investor surrenders her ADSs and withdraw preferred shares, she risks losing her ability to remit foreign currency abroad and certain Brazilian tax advantages.

As a holder of ADSs, the investor benefits from the electronic certificate of foreign capital registration obtained by the custodians of our preferred shares underlying the ADSs, which permits the custodian to convert dividends and other distributions with respect to the preferred shares into foreign currency and remit the proceeds abroad. If the investor requests the cancellation of ADSs and consequently receives the underlying preferred shares, she will be entitled to continue to use the custodian’s electronic certificate of foreign capital registration for five business days from the date of receipt of the shares. Thereafter, upon the disposal of preferred shares or receipt of distributions relating to the preferred shares, the investor will not be able to remit foreign currency abroad unless she obtains her own electronic certificate of foreign capital registration or qualifies, under Brazilian foreign investment regulations applicable to certain foreign investors, to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration. If the investor does not qualify under the Brazilian regulations on foreign investment, she will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of our preferred shares. If the investor attempts to obtain his own electronic certificate of foreign capital registration, she may incur expenses or suffer delays in the application process, which could delay the receipt of dividends or distributions relating to our preferred shares or the return of capital in a timely manner. Moreover, should the investor request the cancellation of ADSs and consequently receive the underlying preferred shares, the regulations in force require her to carry out the corresponding exchange transactions and to pay taxes on these transactions. The depositary’s electronic certificate of foreign capital registration may also be adversely affected by future legislative changes.

We may not pay dividends or interest on shareholders’ equity to the holders of our shares or ADSs.

According to our bylaws, we must pay our shareholders dividends or interest on shareholders’ equity in the amount of at least 25% of our annual net income, calculated and adjusted pursuant to the Brazilian Corporate Law, which may be significantly different from our net income calculated under other accounting principles. Our preferred shares grant to holders the receipt of a minimum annual dividend, non-cumulative and adjusted in cases of split or reverse split, of R$0.22 per share. For further information, see Item 18.1(a). Under the Brazilian Corporate Law, our net income may be used to absorb losses or retained, and as a result, we may not have net income available for the payment of dividends or interest on shareholders’ equity. The payment of dividends or interest on shareholders’ equity to our shareholders is, however, not mandatory in any financial year that our Board of Directors determines that the distribution of dividends would not be compatible with our financial condition at that time.

Itaú Unibanco Holding S.A. – 2010 Reference Form	15

We may need to increase our capital in the future, and this may dilute our ownership interest.

We may need to obtain additional funds in the future to implement our growth strategy. Accordingly, we may need to increase our capital by means of one or more subsequent offers of shares or securities convertible into shares. The offer of a significant number of our shares, which may not comprise the preemptive rights to our shareholders, pursuant to article 172 of the Brazilian Corporate Law and our bylaws, may adversely affect the market price of our shares and dilute the interest of our shareholders in the company's capital.

Holders of ADS have shareholder rights that differ from those of shareholders of companies organized under the laws of the United States or other jurisdictions.

Our corporate affairs are governed by our bylaws and Brazilian Corporate Law, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in other jurisdictions outside Brazil. Under Brazilian Corporate Law, holders of ADS and our preferred shareholders may have different rights with respect to the protection of her interests, including relative to actions taken by our board of directors or the holders of our common shares, than under the laws of other jurisdictions outside Brazil.

d) its subsidiary and affiliated companies

As we are a holding company, the risk factors that may influence the decision to invest in our securities arise essentially from the risk factors to which our subsidiary and affiliated companies are exposed, as described in this item 4.1.

e) its suppliers

We are not exposed to risks related to suppliers that could influence the decision to invest in our securities.

f) its clients

Changes in the profile of our business may have a material adverse effect on our loan portfolio.

As of December 31, 2010, our loan and financing portfolio was R$297,102 million compared to R$245,951 million as of December 31, 2009. Our allowance for loan losses was R$22,292 million representing 7.5% of our total loan portfolio, as of December 31, 2010, compared to R$24,052 million, representing 9.8% of our total loan portfolio, as of December 31, 2009.
The quality of our loan portfolio is subject to changes in the profile of our business resulting from organic growth or acquisitions made, and it depends on domestic and, to a lesser extent, international economic conditions.  Adverse changes affecting any of the sectors to which we have significant lending exposure, political events within and external to Brazil and the variability of economic activity may have a material adverse impact on our business and the results of our operations.  Furthermore, our historic loan loss experience may not be indicative of our future loan losses.

In addition, our strategy includes efforts to significantly expand our loan portfolio as well as increase the number of our clients, particularly that of the individuals and small and middle-market companies that we serve.  Certain financial products we offer to individuals and other clients are generally characterized by higher margins, but also higher risks of default.  A future increase in our loan portfolio, as well as a shift to higher margins and higher-risk products, could result in increased default rates, which could have a material adverse effect on our financial position and the results of our operations.

We may incur losses associated with counterparty exposure.

We are subject to the possibility that a counterparty does not honor its contractual obligations. Counterparties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons.  This risk may arise, for example, from entering into reinsurance agreements or loan facilities or other credit agreements under which counterparties have obligations to make payments to us; from executing currency transaction or other assets that are not settled at the required time due to non-delivery by the counterparty or failure of clearing systems by foreign exchange agents, clearing houses or other financial intermediaries.  In addition, we routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients.

Itaú Unibanco Holding S.A. – 2010 Reference Form	16

g) economic sectors in which the issuer operates

The Brazilian government has exercised, and continues exercising, influence on the Brazilian economy. This influence, as well as the Brazilian political and economic conditions, could adversely affect our business, our financial position and the results of our operations.

The Brazilian government has exercised, and continues to exercise, influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, could have a material adverse effect on our business, financial condition and results of operations, and, as a consequence, on the market price of our preferred shares and ADSs.

The Brazilian government frequently intervenes in the Brazilian economy and makes changes in policies and regulations.  The Brazilian government’s actions taken in the past have included, among other measures, increases in interest rates, changes in tax policies, price controls, controls of capital limits and the restriction of certain imports and, prior to the implementation of the current floating exchange regime, currency devaluations.  Our business, our financial position, and the results of our operations may be materially and adversely affected by changes in policies or regulations involving or affecting factors, such as:

•   interest rates;
•   reserve requirements;
•    capital requirements;
•   liquidity of capital and credit markets;
•   economic growth, inflation and foreign exchange volatility;
•   tax policies and rules;
•   foreign exchange controls and other restrictions on remittances abroad;
•   increases in unemployment rates, decreases in salaries and income levels and other factors that influence our clients’ ability to meet their obligations to us; and
•   other political, social and economic developments in Brazil and abroad that affect Brazil.

As a bank in Brazil, the majority of our income, expenses, assets and liabilities are directly tied to interest rates.  Therefore, the results of our operations and our financial position are significantly affected by inflation, interest rate fluctuations and related government monetary policies, all of which may have a material adverse effect on the growth of the Brazilian economy and on us, including our loan portfolio, our cost of funding and our income from credit operations.

In addition, changes in government may result in changes in policy that may affect us.  Uncertainty over whether the Brazilian government will in the future implement changes in policies or regulations affecting these and other factors in the future may contribute to heighten volatility in the Brazilian securities markets and in the securities of Brazilian issuers, which in turn may have a material adverse effect on us and the market price of our preferred shares.

Inflation and fluctuations in interest rates could have a material adverse effect on our business, our financial position and the results of our operations.

Inflation and interest rates volatility have caused adverse effects in Brazil.  Although the Brazilian government has been able to keep inflation close to target levels during the last 12 years, we cannot assure you that it will continue to be able to do so. Inflation, particularly sudden increases in inflation, usually causes loss of purchasing power. In addition, long periods of high inflation may cause distortions in the allocation of funds. Between 2004 and 2010, average annual inflation was 4.7%. The expected inflation for 2011, as estimated by the Central Bank, is 5.78%.

Measures to fight historically high inflation rates included the maintenance of a tight monetary policy with high interest rates, which resulted in credit restrictions and short-term liquidity.  Between 2005 and 2009, the base interest rate established by the Central Bank, which is the reference interest rate payable to holders of securities issued by the Brazilian government and traded at the Special Clearing and Settlement System (Sistema Especial de Liquidação e Custódia or the "SELIC” rate), varied between 19.75% per year and 8.75% per year. Market expectations regarding possible future governmental actions in the economy, government intervention in the foreign exchange market and the effects of the downturn in the global financial markets have caused and continue to cause interest rates to fluctuate.  In addition, if Brazil experiences fluctuations in rates of inflation in the future, our costs and net margins may be adversely affected, and government measures to combat inflation may include tightening monetary policy with high interest rates, which could harm our business. Increases in the SELIC rate could adversely affect us by reducing the demand for credit, increasing our cost of funds and increasing the risk of customer default.  Conversely, decreases in the SELIC rate could also adversely affect us, reducing gains arising from interest-earning assets and, consequently, lowering our margins.

Itaú Unibanco Holding S.A. – 2010 Reference Form	17

Exchange rate instability may have a material adverse effect on the Brazilian economy and on our business, our financial position and the results of our operations.

The Brazilian currency fluctuates in relation to the U.S. dollar and other foreign currencies.  The Brazilian government has in the past implemented various economic plans and adopted a number of exchange rate regimes, including sudden devaluations, periodic mini-devaluations in which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, and exchange rates coupled with exchange controls.  Since 1999, Brazil has adopted a floating exchange rate system with interventions by the Central Bank in buying or selling foreign currency.  From time to time, the exchange rate between the Brazilian currency and the U.S. dollar and other currencies has fluctuated significantly.  For example, the real depreciated 15.7%, 34.3% and 24.2% against the U.S. dollar in 2001, 2002 and 2008, respectively, and appreciated 22.3%, 8.8%, 13.4%, 9.5%, 20.7% and 34,2% against the U.S. dollar in 2003, 2004, 2005, 2006, 2007 and 2009. In 2010, the real appreciated 4.5% against the U.S. dollar from an exchange rate of R$1.74 per US$1.00 as of December 31, 2009 to an exchange rate of R$1.67 per US$1.00 as of December 31, 2010. The average exchange rate in 2010 was R$1.76 per US$1.00 compared to an average exchange rate of R$1.99 per US$1.00 in 2009.

Some of our assets and liabilities are denominated in, or indexed to, foreign currencies, especially the U.S. dollar.  As of December 31, 2010, 15.6% of our total liabilities and 13.5% of our total assets were denominated in, or indexed to, a foreign currency.

Although as of December 31, 2010, our material foreign investments were economically hedged in order to mitigate effects arising out of foreign exchange volatility, including the potential tax impact of those investments, there can be no assurance that those hedge strategies will remain in place or will offset those effects.  Therefore, a depreciation of the Brazilian currency could have several adverse effects on us, including (i) losses on our liabilities indexed to foreign currencies, (ii) impairments to our ability to pay our dollar-denominated or dollar-indexed liabilities by making it more costly for us to obtain the foreign currency required to pay those obligations, (iii) impairments to the ability of our borrowers to repay dollar-denominated or dollar-indexed liabilities to us and (iv) negative effects on the market price of our securities portfolio.  Conversely, an appreciation of the Brazilian currency could cause us to incur losses on our assets denominated in or indexed to foreign currencies.  Therefore, depending on the circumstances, either a depreciation or appreciation of the real could have a material adverse effect on our business, our financial position and the results of our operations.

Developments and the perception of risk of other countries may adversely affect the Brazilian economy and the market price of Brazilian securities.

Economic and market conditions in other countries, including the U.S,, European Union countries and emerging markets, may affect to varying degrees the market value of the securities of Brazilian issuers.  Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of the securities of Brazilian issuers, the availability of credit in Brazil and the amount of foreign investment in Brazil.  Crises in the United States, the European Union and emerging markets may diminish investor interest in the securities of Brazilian issuers, including Itaú Unibanco Holding.  This could adversely affect the market price of our securities, and could also make it more difficult for us to access the capital markets and finance our operations in the future whether under acceptable terms or not.

Banks located in countries considered to be emerging markets may be particularly susceptible to disruptions and reductions in the availability of credit or increases in financing costs, which could have a material adverse impact on our financial position.  In addition, the availability of credit to entities that operate within emerging markets is significantly influenced by levels of investor confidence in such markets as a whole and any factor that impacts on market confidence (for example, a decrease in credit ratings or state or Central Bank intervention in one market) could adversely affect the price or availability of funding for entities within any of these markets.

Itaú Unibanco Holding S.A. – 2010 Reference Form	18

The increasingly competitive environment and consolidations in the Brazilian banking industry may have a material adverse effect on us

The markets for financial and banking services in Brazil are highly competitive.  We face significant competition from other large Brazilian and international banks, including an increase in competition from Brazilian public banks.  Competition has increased as a result of recent consolidations among financial institutions in Brazil and as a result of new regulations issued by the National Monetary Council that facilitate the client’s ability to switch business between banks.  The increased competition may adversely affect us, should it limit our ability to increase our client base and to expand our operations, or should it reduce our profit margins on banking and other services and products that we offer, and to the extent that it limits investment opportunities.

h) regulation of the sectors in which the Issuer operates

Changes in applicable laws and regulations may have an adverse effect on our business.

Brazilian banks, including us, are subject to extensive and continuous regulatory reviews by the Brazilian government, particularly by the Central Bank.  We have no control over the applicable law and government regulations, which govern all aspects of our operations, including regulations that impose or establish:

•	minimum capital requirements;
•	reserve and compulsory deposit requirements;
•	restrictions on credit card activities;
•	minimum levels for housing and rural sector loans;
•	funding restrictions;
•	loan limits, restricted credit and other credit constraints;
•	limits on investments in fixed assets;
•	corporate governance requirements;
•	limitations on the charging of commission and fees by financial institutions for services to retail clients and the rate of interest financial institutions can charge;
•	accounting and statistical requirements; and
•	other requirements or limitations in the context of the global financial crisis.

The regulatory structure for Brazilian financial institutions, including banks, brokers, lease companies and insurance companies, is continuously evolving.  The part of our business that is not currently subject to government regulation may become regulated and there are several legislative proposals to that effect currently under consideration in the Brazilian Congress.  Disruptions and volatility in the global financial markets resulting in liquidity problems at major international financial institutions could lead the Brazilian government to change laws and regulations applicable to Brazilian financial institutions based on these international developments.  The amendment of existing laws and regulations or the adoption of new laws and regulations could have a material adverse effect on our business and the results of our operations, including our ability to provide loans, make investments or render certain financial services.

Tax reforms may negatively affect the results of our operations.

In order to support its tax policies, the Brazilian government frequently introduces reforms in tax and other assessment regimes.  These reforms include the imposition of new taxes or rate increases, changes in the tax bases or rates, including rates applicable solely to the banking industry, and the occasional introduction of temporary taxes for specific governmental purposes.  For example, in October 2010, the Brazilian government increased the rate of the Tax on Financial Transactions (“IOF”) levied on foreign exchange transactions carried out by foreign investors in the Brazilian financial and capital markets to 6.0% and, in April, 2011, it increased the rate of the same tax levied on loan operations for individuals to 3.0%. The effects of these changes and of any other changes that arise from the implementation of additional taxation have not been, and cannot be, quantified.  These changes, however, may reduce the volume of our operations, increase our costs or limit our profitability.

Itaú Unibanco Holding S.A. – 2010 Reference Form	19

Future changes in tax policy that may affect financial transactions include the creation of new taxes.  Until 2007, certain financial transactions were subject to the provisional contribution on financial transactions (Contribuição Provisória sobre a Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira or “CPMF”).  However, much uncertainty exists as to whether the CPMF, or similar taxes, will be re-introduced in the future.  Also, the Brazilian Congress may discuss broad tax reforms in Brazil to improve the efficiency of allocation of economic resources, as proposed by the executive branch of the Federal Government.  Although major tax reforms in Brazil have been discussed over the past few years, we cannot predict if such tax reforms will be implemented in the future.  The effects of these changes, if enacted, and any other changes that could result from the enactment of additional tax reforms, cannot be quantified.

Increases in reserve and compulsory deposit requirements may have an adverse effect on our business, financial condition and the results of our operations.

The Central Bank has periodically changed the level of reserves and compulsory deposits that financial institutions are required to maintain in Brazil with the Central Bank.  The Central Bank may increase the reserve and compulsory deposit requirements or impose new obligations in the future.

Reserve and compulsory deposit requirements reduce our liquidity to grant loans and make other investments and, consequently, may have an adverse effect on our business, the results of our operations and our financial position.

The compulsory deposits generally do not yield the same return as other investments and deposits because:

•	a portion of our compulsory deposits do not bear interest;
•	a portion of our compulsory deposits must be held in Brazilian federal government securities; and
•	a portion of our compulsory deposits must be used to finance government programs, including a federal housing program and rural sector subsidies.

Recently, the CMN and the Central Bank enacted rules changing certain capital adequacy and reserve requirements that could have a material adverse effect on us. The most significant changes introduced by the new rules include (i) increase of the capital requirement for consumer loans entered into after December 6, 2010, with maturity of 24 months or longer (with some exceptions), and (ii) increase of reserve requirements for deposits. In addition, the Central Bank enacted rules establishing a cash reserve requirement for financial institutions with foreign exchange operations.

At December 31, 2010, we had interest-bearing compulsory deposits amounting to R$81,034 million and compulsory deposits that do not bear interest amounting to R$4,742 million.

We are subject to regulation on a consolidated basis.

The Central Bank treats us and our subsidiaries and affiliates as a single financial institution for regulatory purposes.  While our consolidated capital base provides financial strength and flexibility to our subsidiaries and affiliates, their activities could indirectly put our capital base at risk.  In particular any investigation of, or intervention by, the Central Bank in the affairs of any of our subsidiaries and affiliates could have an adverse impact on our other subsidiaries and affiliates and ultimately on us.

i) foreign countries in which the Issuer operates

The risk factors related to foreign countries that could influence the decision to invest in our securities are described in subitems (a), (f), (g) and (h) of this item 4.1.

4.2. In relation to each of the risks mentioned above, if relevant, comment on expectations of possible reduction or increase in exposure of the Issuer to such risks.

Beyond that described in item 4.1 there is no relevant expectation of reduction or increase in exposure to the risks of the issuer mentioned.

4.3. Describe the legal, administrative or arbitration proceedings to which the Issuer or its subsidiaries are a party, specifying labor, tax and civil claims, among others:  (i) that are not confidential, and (ii) that are relevant for the business of the Issuer or its subsidiaries, indicating:

The proceedings described below are those that, due to their amount, the Issuer deems significant (base date December 31, 2010).

Itaú Unibanco Holding S.A. – 2010 Reference Form	20

Civil Proceedings

a.	Court: 22nd Federal Court of the Judiciary Section of Rio de Janeiro (State of Rio de Janeiro)

b.	Jurisdiction: Lower Court

c.	Filing date: February 5, 2007

d.
Parties to the proceedings: Association of Minority Shareholders of Publicly-Held Companies (Associação dos Acionistas Minoritários em Cia de Capital Aberto) vs. Banco Banerj S.A. (“Banerj”), Banco do Estado do Rio de Janeiro S.A. (“Berj”), State of Rio de Janeiro and Central Bank of Brazil

e.	Amounts, assets or rights involved: R$4,741,452,260.00 (Feb/2011)

f.
Main facts: The plaintiff challenges Berj’s capital increase, carried out as part of the measures for Banerj’s privatization, which allegedly would dilute the shareholding interest of minority shareholders.  It requests the annulment of the Shareholders’ Meeting that approved the capital increase, and the joint obligation of Berj, State of Rio de Janeiro and Central Bank of Brazil to the payment of the alleged losses caused to the minority shareholders of the former Berj.  There has been no decision.

g.	Chance of loss: Remote.

h.
Analysis of impact in the event of an unfavorable decision: To indemnify the minority shareholders for the alleged losses caused by the measures adopted by the majority shareholder – the State of Rio de Janeiro – to the former Banerj.

i.	Amount of provision, if any: None.

a.	Court: 6th Federal Court - Curitiba - State of Paraná

b.	Jurisdiction: Federal Supreme Court

c.	Filing date: October 13, 2005

d.	Parties to the proceedings: State of Paraná and Public Prosecution Office of the State of Paraná vs. Federal Government, Central Bank of Brazil and Itaú Unibanco S.A.

e.	Amounts, assets or rights involved: R$4,843,570,849.00 (February 2011)

f.
Main facts: The plaintiffs require indemnity for damages allegedly incurred by the State of Paraná as a result of the incorrect evaluation of tax credits in the privatization process of Banco Banestado S.A. (“Banestado”), which caused this government institution to take out a loan supposedly greater than necessary to restructure the financial institution in the pre-privatization period.  The proceedings were challenged in court based on the claim that the tax credits were properly evaluated, and it is awaiting the decision of the Federal Supreme Court, where the matter is being considered as an original lawsuit.  It should be noted that, as set forth by law, the privatization of Banestado was carried out through an invitation to bid.  Additionally, at the time of the privatization, tax credits were evaluated by independent banks.

g.	Chance of loss: Remote.

h.	Analysis of impact in the event of an unfavorable decision: Payment to the State of Paraná of the amount corresponding to the tax credits.

i.	Amount of provision, if any: None.

Itaú Unibanco Holding S.A. – 2010 Reference Form	21

a.	Court: 7th Federal Court of the Judiciary Section of Rio de Janeiro (State of Rio de Janeiro)

b.	Jurisdiction: Appellate Court.

c.	Filing date: October 28, 2002

d.	Parties to the proceedings: ANBEP – National Association of Beneficiaries of Previ Banerj vs. Banco do Brasil S.A., Caixa Econômica Federal, State of Rio de Janeiro and Federal Government.

e.	Amounts, assets or rights involved: R$2,069,782,577.00 (February/2011)

f.
Main facts: The plaintiff requires the annulment of contractual amendments entered into on June 10, 1997, as part of Banco Banerj S.A.’s privatization measures, which reduced the amount deposited in its account in guarantee of the payment of obligations assumed by the State as regards the participants and pensioners of Previ – Banerj.  The lawsuit aims to force the Federal Government, the State of Rio de Janeiro, Caixa Econômica Federal, Banco do Brasil S.A. and Banco Banerj S.A. to return the amount withdrawn from such account.  The action was dismissed without prejudice of the merits.  The plaintiff’s appeal was denied. The admissibility of the REsp and RE (special appeal São Paulo and special appeal, respectively) is being considered.

g.	Chance of loss: Remote.

h.	Analysis of impact in the event of an unfavorable decision: To indemnify the minority shareholders for the alleged losses.

i.	Amount of provision, if any: None.

a.	Court: 2nd Federal Court of the Judicial Section of Rio de Janeiro (State of Rio de Janeiro)

b.	Jurisdiction: Federal Regional Court of the 2nd Region

c.	Filing date: November 21, 2000

d.	Parties to the proceedings: Federal Public Prosecution Office vs. Itaú Unibanco S.A., Banco Banerj S.A. (“Banerj”), State of Rio de Janeiro and Caixa Econômica Federal.

e.	Amounts, assets or rights involved: R$942,399,095.28 (historical amount of the “B Account” set up on June 10, 1997).

f.
Main facts: This is a Brazilian Class Action involving aspects of Banerj's privatization process.  The so-called "B Account" (an escrow account) was set up by means of a bank loan between Caixa Econômica Federal and Estado do Rio de Janeiro in the amount of R$942,399,095.28.  The purpose of the said account is to ensure the refund to the purchaser of Banerj, awarded in lawsuits filed based on events that took place before the privatization (closing date).  In this proceeding, the Federal Public Prosecution Office  requires the partial nullity of the agreement that authorized the transfer of the said amount to the “B Account”, as well as the joint obligation of the defendants to refund the amounts unduly withdrawn, through allegedly unlawful procedures adopted in the settlements of labor claims filed by Banerj’s former employees.  The case was dismissed, recognizing the legality of the establishment of the “B Account” and the agreements signed.  An appeal filed by the plaintiff is awaiting decision.

g.	Chance of loss: Remote.

h.
Analysis of impact in the event of an unfavorable decision: To refund the amounts of the labor settlements, which were paid with funds from the “B Account”, and to prevent any new withdrawals from “B Account”.

i.	Amount of provision, if any: None.

Itaú Unibanco Holding S.A. – 2010 Reference Form	22

a.	Court: 2nd Federal Court of the Judiciary Section of Rio de Janeiro (State of Rio de Janeiro)

b.	Jurisdiction: Federal Regional Court of the 2nd Region

c.	Filing date: December 5, 2003

d.
Parties to the proceedings: Federal Public Prosecution Office, Public Prosecution Office of the State of Rio de Janeiro and Labor Public Prosecution Office vs. Itaú Unibanco S.A.; Banco Banerj S.A. (“Banerj”), Gilberto Carlos Frizão, Manoel Antonio Granado and Otávio Aldo Ronco.

e.	Amounts, assets or rights involved: R$942,399,095.28 (historical amount of the “B Account” set up on June 10, 1997).

f.
Main facts: This is a Brazilian Class Action based on an alleged administrative improbity, involving aspects of Banerj’s privatization process, related to the set up and use of the so-called “B Account” (an escrow account). In this proceeding, the plaintiffs claim that there was an undue withdrawal of funds deposited in the “B Account” through allegedly unlawful procedures adopted in labor claims filed by Banerj’s former employees (i.e. the non-filing of applicable appeals), for which reason they ask that any withdrawal from the “B Account” to be previously submitted to the Finance Secretary of the State of Rio de Janeiro for approval, and demand the joint obligation of the defendants to refund the amounts unduly withdrawn and to be sentenced under the penalties set forth in the Brazilian Improbity Law (Law n.º 8,429/1992), due to the administrative improbity of the charged individuals. The case was dismissed, recognizing the legality of the establishment of the “B Account” and the settlements signed. An appeal filed by the plaintiff is awaiting decision.

g.	Chance of loss: Remote.

h.	Analysis of impact in the event of an unfavorable decision:To refund the amounts unduly withdrawn from the “B Account”.

i.	Amount of provision, if any: None.

Itaú Unibanco Holding S.A. – 2010 Reference Form	23

Tax claims

a. Court: 25th Lower Civil Court of the Federal Justice of São Paulo and 15th Lower Civil Court of the Federal Justice of São Paulo

b. Jurisdiction: appellate court - Federal Regional Court of the 3rd Region

c. Filing date: January 2003

d. Parties to the proceedings: Federal Revenue Service vs. Banco Itaú S/A

e. Amounts, assets or rights involved:  R$1,733,496,346.38  (Dec/2010)

f. Main facts: The illegality of the Regulatory Instruction (IN) No. 213/02 is being challenged, especially the non-levy of Corporate Income Tax (“IRPJ”) and Social Contribution (“CSLL”) on the exchange variation on investments abroad. The injunction was denied and an appeal was filed and granted.

g. Chance of loss: Remote.

h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

i. Amount of provision: None.

a. Court: Administrative Council for Tax Appeals – CARF

b. Jurisdiction: 2nd administrative court

c. Filing date: October 25, 2005

d. Parties to the proceedings: Federal Revenue Service vs. Banco Itaú S/A

e. Amounts, assets or rights involved: R$978,954,095.56 (Dec/2010)

f. Main facts: The non-levy of IRPJ and CSLL on Net Income arising from the setting up of onerous usufruct of shares, the deductibility from IRPJ and CSLL of expenses of an agreement for sharing administrative resources and losses in credit operations are being challenged.

g. Chance of loss: Possible

h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

i. Amount of provision: None.

a. Court: Municipal Tax Foreclosures of São Paulo

b. Jurisdiction: appellate court – Court of Justice of the State of São Paulo

c. Filing date: November 22, 2005

d. Parties to the proceedings: City of São Paulo vs. Cia Itauleasing de Arrendamento Mercantil

e. Amounts, assets or rights involved: R$1,373,463,029.05 (Dec/2010)

f. Main facts: A claim has been filed for the collection of service tax (ISS) on lease operations, in which the place where the service was provided and the calculation basis are being challenged.

g. Chance of loss: Remote.

h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

i. Amount of provision: None.

Itaú Unibanco Holding S.A. – 2010 Reference Form	24

a. Court: 13rd Lower Civil Court of the Federal Justice of São Paulo

b. Jurisdiction: Superior Court of Justice

c. Filing date: May 25, 2006

d. Parties to the proceedings: Banco Itaú S/A and Others vs. Federal Government

e. Amounts, assets or rights involved: R$573,028,541.20 (Dec/2010)

f. Main facts: Injunction filed to suspend the payment of tax credits related to the Social Contribution, PIS and COFINS calculated in accordance with paragraph 1, Article 3, of Law No.  9,718/98.

g. Chance of loss: Probable

h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

i. Amount of provision: R$573,028,541.20 (Dec/2010)

a. Court: 24th Lower Civil Court of the Federal Justice of São Paulo

b. Jurisdiction: appellate court - Federal Regional Court of the 3rd Region

c. Filing date: May 26, 2006

d. Parties to the proceedings: Itaucard Financeira S/A Credito Fin. Investimento vs. Special Officer of the Financial Institutions

e. Amounts, assets or rights involved: R$605,499,430.18 (December 2010)

f. Main facts: Injunction filed to suspend the payment of tax credits related to the Social Contribution, PIS and COFINS calculated in accordance with paragraph 1, Article 3, of Law No. 9,718/98.

g. Chance of loss: Probable

h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

i. Amount of provision: R$605,499,430.18 (Dec/2010)

a. Court: 16th Lower Civil Court of the Federal Justice of São Paulo

b. Jurisdiction: appellate court - Federal Regional Court of the 3rd Region

c. Filing date: December 04, 1996

d. Parties to the proceedings: Itaú Seguros S.A vs. Officer of the Financial Institutions (DEINF - Delegado das Instituições Financeiras)

e. Amounts, assets or rights involved:  R$538,292,120.94 (Dec/2010)

f. Main facts: Injunction filed to suspend the requirements of Law No. 9,718/98 related to the payment of PIS/COFINS, as well as to offset the amounts paid since February 1999 with PIS and CSL amounts.

g. Chance of loss: Probable

h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

i. Amount of provision: R$538,292,120.94 (Dec/2010)

Itaú Unibanco Holding S.A. – 2010 Reference Form	25

Labor Claims

The Issuer did not identify any labor claims in progress on December 31, 2010 as being significant in terms of the matters or amounts involved.   This was also true of its subsidiary companies.

Administrative or arbitration proceedings

The Issuer did not identify administrative proceedings (except for administrative tax claims, as mentioned above) or arbitration proceedings in progress at December 31, 2010 as being significant in terms of the matters or amounts involved.

4.4. Describe the legal, administrative or arbitration procedures that are not confidential to which the Issuer or its subsidiaries are party and to which the opposing parties are directors or former directors, parent companies or former parent companies, or investors of the Issuer or its subsidiaries, informing:

The Issuer and its subsidiaries are not party to proceedings filed either by its directors or former directors, nor by its controlling shareholders or former controlling shareholders.

The Issuer and its subsidiaries carry out corporate transactions that are sometimes contested by minority shareholders who mainly disagree with the amount paid for their shares.  We present below a list of these proceedings.

a.	Court: 30th Federal Court of the Judiciary Section of Rio de Janeiro (State of Rio de Janeiro)

b.	Jurisdiction: lower court

c.	Filing date: March 26, 2007

d.	Parties to the proceedings (minority shareholder): Cassiano Antonio Fonseca

e.	Amounts, assets or rights involved: 20,000 shares issued by Banestado.

f.	Main facts: This refers to an indemnity claim filed by a minority shareholder due to resolutions adopted in the privatization process of Banestado, including the bank’s going private.

g.	Chance of loss: Remote.

h.	Analysis of impact in the event of an unfavorable decision: Illiquid.

i.	Amount of provision, if any: None.

Itaú Unibanco Holding S.A. – 2010 Reference Form	26

a.
Court: (i) 8th Lower Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo) ; (ii) 7th Lower Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo); (iii) 39th Lower Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo); (iv) 15th Lower Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo); (v) 4th Lower Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo); (vi) 15th Lower Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo); (vii) 4th Lower Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo); (viii) 15th Lower Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo); (ix) 15th Lower Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo); (x) 3rd Lower Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo).

b.
Jurisdiction: (i) appellate court; (ii) Superior Court of Justice; (iii)  lower court; (iv)  appellate court; (v) appellate court; (vi) appellate court; (vii) appellate court; (viii) lower court; (ix) lower court.

c.
Filing date: (i) November 27, 2000; (ii) October 5, 2000; (iii) February 17, 2000; (iv) May 10, 2002; (v) April 15, 2002; (vi) March 3, 2002; (vii) April 15, 2002; (xi) March 1, 2001; (ix) May 10, 2002; (x) July 10, 2001.

d.
Parties to the proceedings (minority shareholders): Sumatra Comércio e Indústria, Importações e Exportações Ltda., João Antonio Lian, Estate of Yerchanik Kissajikian, Antranik Kissajikian, André Kissajikian, Suely Kissajikian, Vanda Kissajikian Mordjikian, Companhia Iniciadora Predial e Comercial Empreendimentos Brasil S.A., Renato Cifali, Arlete Sanchez Morales Cifali, Hélio Caretoni, Luiz Carlos Ferreira, Sylvio Propheta de Oliveira, Clube de Investimentos FHS and Panamá Empreendimentos e Participações.

e.	Amounts, assets or rights involved: Capital increases of Banco Bandeirantes S.A. (“Bandeirantes”), subscribed by Caixa Geral de Depósitos.
f.
Main facts: The plaintiffs in the same lawsuit or in different ones, based on alleged losses arising from presumed unjustified dilution resulting from the capital increase of Bandeirantes subscribed by Caixa Geral de Depósitos, seek for indemnity.  It should be noted that the mentioned capital increases were made at times when Bandeirantes was going through severe financial difficulties, and in all of them the shareholders’ preemptive right was assured.

g.	Chance of loss: Remote or possible, depending on the individual case.
h.	Analysis of impact in the event of an unfavorable decision: Illiquid.
i.	Amount of provision, if any: None.

a.	Court: 3rd Court of the Federal Justice of Minas Gerais (State of Minas Gerais)

b.	Jurisdiction: STJ

c.	Filing date: August 17, 1982

d.	Parties to the proceedings (minority shareholders): Ítalo Aurélio Gaetani plus 71 co-Plaintiffs

e.	Amounts, assets or rights involved: Merger of Banco Mineiro into Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”).

f.	Main facts: This lawsuit refers to an indemnity claim filed by minority shareholders due to the alleged loss incurred as a result of the process of merging Banco Mineiro into Unibanco.

g.	Chance of loss: Remote.

h.	Analysis of impact in the event of an unfavorable decision: Illiquid.

i.	Amount of provision, if any: None.

4.5. With respect to the confidential relevant proceedings in which the Issuer or its subsidiaries are a party and which have not been reported in items 4.3 and 4.4 above, analyze the impact in the event of an unfavorable decision and give the amounts involved

The Issuer and its subsidiaries are not parties to confidential proceedings that are considered significant.

Itaú Unibanco Holding S.A. – 2010 Reference Form	27

4.6. Describe the repetitive or related legal, administrative or arbitration proceedings based on similar legal facts or causes that are not confidential and that are collectively relevant to which the Issuer or its subsidiaries are a party, specifying labor, tax and civil claims, among others, and indicating:

Civil Claims Relating to Monetary Stabilization Plans

Between 1986 and 1994, the Federal Government implemented a number of monetary stabilization plans, better known as Cruzado, Bresser, Verão, Collor I, Collor II and Real, with the purpose of controlling the high and chronic inflation that jeopardized Brazil’s stability for years.

In order to implement the plans, several laws were enacted by successive governments, in the full exercise of the powers conferred upon them by the Federal Constitution to regulate the monetary and financial system.

These laws, however, started to be questioned by the holders of savings accounts at that time. They claimed alleged differences in monetary correction arising from changes established by the said plans in the savings accounts indexes.

Individual claims

The Bank is a party to mass and repeated individual proceedings related to the monetary stabilization plans.  Such claims are provided for based on statistics criteria when the Bank is served with notice, and take into consideration the amounts paid upon the termination of the said claims.  Such criteria may be adjusted in accordance with the balances included in the statements of the savings accounts of that time or according to the amount of the escrow deposit demanded.

Brazilian Class Action proceedings

The Bank is also a party to Brazilian Class Actions proceedings regarding the same issue, filed by the Public Prosecution Office and by consumer protection associations.

After the final and unappealable judgment on these lawsuits, the provision is recognized for each new individual claim, as it arises, and the same criteria are adopted for accrual for individual proceedings.

Controversial case law

There is controversy regarding the case law of the Brazilian Supreme Court arising from the fact that a different treatment from that given to savings accounts has been given to a similar economic phenomena.  In the case of investments in Bank Deposit Certificates (“CDB”) and corrections applied to agreements in general, the case law of the Brazilian Supreme Court has already been established as favorable to the constitutionality of the laws that governed the monetary stabilization plans.  Due to this controversy, a special lawsuit (Accusation of Non-Compliance with the of the Fundamental Precept (Arguição de Descumprimento de Preceito Fundamental) No. 165 – “ADPF165”), was filed by the National Confederation of the Financial System(“CONSIF”) before the Federal Supreme Court under a provision of Brazilian Federal Constitution. The Central Bank of Brazil acts in said special lawsuit as an advisor (amicus curiae), evidencing the fact that savers have not incurred losses and defending the constitutionality of the monetary stabilization plans. There has been no final ruling as yet.

Mainly for this reason, the Bank believes in the legality of ADPF 165, and also because in its associated actions it was just complying with the legal rules that established the monetary stabilization plans, strictly following the determinations of the National Monetary Council and Central Bank of Brazil.

Civil claims from different origins

In addition to the claims related to the monetary stabilization plans, there are other civil proceedings against the Bank arising from different indemnity claims for loss and suffering and property damage, and claims resulting from the ordinary course of its business related to, for example, the contesting of bills, bounced checks and the inclusion of information in the credit protection registry.

The total amount of the provision for civil proceedings at December 31, 2010 was R$2,994 million.

Itaú Unibanco Holding S.A. – 2010 Reference Form	28

Tax Claims

In the tax sphere, the conglomerate has countless repetitive claims in which the levy of the Service Tax (ISS) is challenged and for which provision of R$377 million was recorded at December 31, 2010. The discussions address the following legal theses:

ISS leasing – place of service provision/calculation basis

The companies that carry out leasing operations in Itaú Unibanco Conglomerate pay ISS (tax on services) to the municipality where the service provider is located, where the leasing activity is effectively performed, consisting on the credit approval, management of agreements and leased assets, and where the contracting company’s employees are located, all of the foregoing pursuant to Supplementary Law No.116/03. On the other hand, the same legislation sets forth that the tax calculation basis is the price of the service.
 The ISS calculation basis, specifically detailed in the wording of the municipal legislation, is based on the amount of the considerations for the leases.

Several Itaú Unibanco conglomerate companies have been assessed and became parties to execution proceedings due to the non-payment of ISS on lease operations in other 300 municipalities where the leased asset is chosen by the lessee. The calculation basis used in the tax assessment entry is usually higher than the consideration for the lease.  The place where the service is provided and the calculation basis are challenged in these said claims.

The matter will be judged by the STJ under the new procedure for judgment of repetitive appeals.  Once the case is judged, the decision will be applicable to all similar cases submitted to the STJ and, accordingly, the said decision tends to be also adopted by the local courts of each region so as the discussion is terminated earlier.

Considering that ISS tax is currently due and paid in the location where the service is rendered, which in this case is the same location where the company is established, we believe that the municipalities demand for a double payment of the same ISS tax is groundless and should not proceed. Pursuant to CVM Resolution No. 489/2005, no provision was recorded.

ISS financial activity

The financial institutions of the Itaú Unibanco conglomerate pay ISS on income resulting from the effective provision of services, such as checking account opening fees and credit card management fees.  On the other hand, they are assessed and become parties to tax foreclosures collecting the payment of the municipal tax on other income that is typical of financial activity, such as income from financial operations.  The conglomerate believes that the assessed income should not be characterized as service provision as it is not included in the list of taxed services attached to Supplementary Law No. 116/03, and therefore the collection of ISS is illegal.

Labor Claims

The Issuer did not identify any labor claims in progress on December 31, 2010 as being significant in terms of the matters or amounts involved.  The same was true regarding its subsidiary companies.

4.7. Describe other relevant contingencies that are not included in the previous items

We refer to Note 12 of our financial statements as of December 31, 2010, already published, which shows that there are balances provisioned for tax contingencies and legal obligations totaling R$7,846,535 thousand (R$2,183,009 thousand for contingencies and R$5,663,526 thousand for legal obligations), for contingencies amounting to R$2,994,018 thousand, for labor the total amount is R$3,994,148 thousand, and for other contingencies the total amount is R$174,098 thousand.

Itaú Unibanco Holding S.A. – 2010 Reference Form	29

The main thesis taxes provided are the following:

Main Theses Provisions - Legal Duties and Tax Contingencies

R$ thousand
Tax	Issue	Amount
PIS/COFINS	Billing vs. Gross Revenue: we request the levy of these taxes on revenue from the sale of goods and services only, as well as the levy of PIS Repique (additional PIS - 5% of income tax due), to the detriment of total revenue , alleging the unconstitutionality of paragraph 1, Article 3, of Law No. 9,718/98.	2,928,361
IRPJ/CSLL	Taxation of Income Earned Abroad: the exemption of positive result of equity in earnings from investments abroad is being claimed.	458,922
CSLL	Isonomy: the payment of tax at the rate of 9%, instead of 15% is being claimed, alleging the unconstitutionality of Article 41 of Law No. 11,727/08.	809,759
PIS	Anteriority over Ninety Days and Non-retroactivity: the rejection of Constitutional Amendments No. 10/96 and 17/97 is being claimed in view of the anteriority and non-retroactivity principles, with regard to payments pursuant to Supplementary Law No. 07/70.	367,521

In addition to the balances provided for, the Note 12 of our audited financial statements informs the balances of civil contingencies evaluated as possible loss, at R$775,343 thousand, and tax contingencies evaluated as possible loss in the total amount of R$4,657,850 thousand, which is explained by the main theses described below.

Main Theses Loss Possible - Tax Contingencies

R$ thousand
Tax	Issue	Amount
ISS	Banking Activities: the fact that operational income cannot be mixed up with service income and/or that the income in question is not mentioned in Supplementary Law No. 116/03 or in Decree-Law No. 406/68 is in question.	425,611
IRPJ/CSLL	Losses on the Receipt of Credits and Discounts Granted in Credit Renegotiation: their deductibility is being defended.	582,857
IRPJ/CSLL/PIS/COFINS	Usufruct of Quotas and Shares: the accounting and tax treatment of the amount received as a result of the setting up of the usufruct is being questioned.	332,103
IRPJ/CSLL/PIS/COFINS	Rejection of the Offset Request: liquidity and the certainty of the offset credit are being analyzed.	860,289
INSS	Non-Compensatory Amounts: the non-levy of the tax on these amounts is being defended.	378,659

There are no other relevant contingencies in the case of the Issuer.

4.8. With respect to the rules of the foreign Issuer’s country and to the rules of the country in which the foreign Issuer’s securities are in custody, if different from the original country, please identify:

a) Restrictions imposed on the exercise of political and economic rights

Not applicable, Brazil is the country of origin of the Issuer.

b) Restrictions on outstanding securities and their transfer

Not applicable, Brazil is the country of origin of the Issuer.

c) Cases for the cancellation of registration

Not applicable, Brazil is the country of origin of the Issuer.

Itaú Unibanco Holding S.A. – 2010 Reference Form	30

d) Other issues of interest to investors

Not applicable, Brazil is the country of origin of the Issuer.

Itaú Unibanco Holding S.A. – 2010 Reference Form	31

ITEM 5. MARKET RISK

5.1. Describe, on a quantitative and qualitative basis, the main market risks to which the Issuer is exposed including those with respect to foreign exchange risks and interest:

Market Risk

Market risk management is the process through which we monitor and manage the potential risks of changes in market prices of financial instruments that may, either directly or indirectly, affect the value of assets, our liabilities and off-balance sheet positions.

Its main goals are: to manage market risk exposure and to optimize the risk/return ratio, by using advanced models and management tools.

Our market risk management covers all financial instruments in the portfolios of the companies owned by Itaú Unibanco Holding and the relevant processes and related controls.

Risk Identification

Our treasury transactions are classified according to the following criteria:

•
Trading book: consists of all transactions with financial instruments and commodities, including derivatives, held with the intention of trading or to hedge other positions in the trading book and are not subject to limitations on their marketability. Transactions included in the trading book are those intended for resale to profit from price volatilities or for arbitrage.

•	Banking book: consists of all transactions not included in the trading book. It consists of structural operations and their hedges, as well as proactive transactions for banking portfolio management.

We monitor our trading book through the use of VaR models, stress scenarios simulation (“VaR Stress”), maximum loss limits (“Stop Loss”) and maximum loss alerts under stress scenarios (“Stop Loss Alert”). We manage our banking book through the use of VaR models, VaR Stress scenarios and profit and loss simulations under stress scenarios. These models, scenarios, limits and alerts are discussed below.

Risk Measures

Risk analyses are conducted for each risk factor, estimating potential losses using VaR models based on the statistical behaviorof risk factors at a confidence level of 99.0% and considering 1 day as holding period. The main technique employed for the quantification of risk is the measurement based on market parameters of the potential reduction (or increase) in the fair value of assets (or liabilities) associated with a change in market risk factors.

The risk limits are established based on the following metrics:

•	VaR is a statistical measure that estimates the maximum potential economic loss expected in normal market conditions, considering the defined holding period and confidence level;

•
VaR Stress is a scenario simulation technique that evaluates the performance of assets and liabilities of a portfolio assuming several financial factors under extreme market conditions (based on historical or hypothetical scenarios);

•	Stop Loss is a maximum loss amount measured based on the materiality standards for our financial statements that a single trader, a group of traders or a trading desk can reach in one day;

•	Stop Loss Alert is the actual loss added to the maximum loss amount under bullish and bearish scenarios;

•
P&L to Be Realized (RaR) is an evaluation of the difference between asset values reflecting the interest rate impact and market conditions under a normal scenario and a stress scenario, in each case reflecting accounting asymmetries.

In addition, we also utilise sensitivity measures that include a gap analysis, which is a cash flow analysis by risk factor and by maturity date, and a sensitivity analysis, which measures the sensitivity of the portfolio based on a one basis point change of the annual rate of a risk factor’s interest curve.

Itaú Unibanco Holding S.A. – 2010 Reference Form	32

Limits Framework

Market risk limits are structured according to guidelines provided by the Superior Risk Policies Committee (described in the item 5.2.f), by assessing forecasted balance sheet results and the net worth and risk profile of each portfolio based on the measures used for risk management. These limits are approved by the Superior Institutional Treasury Committee(described in the item 5.2.f):

o
Superior limits are set by the Superior Institutional Treasury Committee, while daily control is the responsibility of each business unit’s risk control area. Monitoring and reporting to the Superior Institutional Treasury Committee  is the responsibility of the Market and Liquidity Risk Control area, our corporate risk division. Superior limits are established in order to manage levels of market risk exposure, and they are applied to the trading and banking books; and

o
Internal limits are set by local risk management commissions for specified investment strategies for individual trading and banking portfolios and are controled on a daily basis by each business unit’s risk control division. Internal limits must fall within the superior limits in order to keep risk exposure at compatible levels with the business unit’s capacity to generate earnings and absorb losses following specific internal strategies within trading and banking portfolios.

These limits are reported by each business unit’s risk control area that carries out daily risk management and provides information periodically to our corporate risk division. Our corporate risk division monitors the scope, precision and quality of our controls. Our macroeconomic scenario assessment committee establishes the basic macroeconomic variables for stress scenarios and these macroeconomic variables in turn are used to help determine our principal financial variables. The risk control cycle is concluded with a consolidated risk report to the Superior Institutional Treasury Committee, which is responsible for monitoring all strategies and exposures and understanding and managing market risk on a consolidated corporate level.

Trades

The main risk factors that we analyse in the market risk control process are:

•	Fixed income interest rates;

•	Floating rates, primarily the referential interest rate (Taxa Referencial or “TR”);

•	U.S. Dollar-linked interest rates;

•	Foreign exchange rates;

•	Equities;

•
Brazilian inflation index-linked interest rates, including the General Market Price Index (Índice Geral de Preços — Mercado) and the Extended National Consumer Price Index (Índice de Preços ao Consumidor Amplo or “IPCA”);

•	Sovereign risk;

•	Commodities

The assessment of the combined effect of all factors considers the correlation and diversification effects, that may lead to a reduction of the total risk when compared to the sum of the individual portions.

Material foreign exchange rate exposure disclosed under “foreign exchange rate” in the VaR tables represents the approximate aggregate potential loss from changes in foreign currency exchange rates measured under VaR.

Global VaR

The Global VaR shown in the following tables encompasses the consolidated VaR of Itaú Unibanco Holding’s domestic and international transactions, including the portfolios of Itaú Unibanco, Banco Itaú BBA International, Banco Itaú Argentina, Banco Itaú Chile, Banco Itaú Paraguay and Banco Itaú Uruguay.

Itaú Unibanco Holding seeks to maintain a policy of operating within low limits relative to our capital base. We observed that the diversification of risk within our business units reduced significantly our global VaR. In 2010, our average global VaR was R$109.4 million, or 0.18% of our consolidated stockholders’ equity, compared to R$160.8 million in 2009, or 0.32% of our consolidated stockholders’ equity.

Itaú Unibanco Holding S.A. – 2010 Reference Form	33

Global VaR
2010

	December 31	Average	Minimum	Maximum
	(In millions of R$)
Risk Factor
Fixed interest rate(*)	77.8	65.2	26.5	102.4
TR	28.4	33.1	18.2	57.5
Dollar-linked interest rate	13.0	12.9	2.6	38.0
Foreign exchange rate(*) — U.S. dollar	9.7	12.5	0.6	34.6
Equity	14.4	15.1	5.1	27.7
Brazilian inflation index-linked interest rate	18.6	17.1	6.4	30.0
Sovereign and private bonds	4.3	5.5	1.1	12.8
Foreign interest rate	15.1	6.4	1.5	16.7
Commodities	18.5	10.8	2.3	40.1
Other foreign exchange risk	5.7	8.5	0.4	23.4
Other	2.4	4.8	1.1	31.2
Banco Itaú Argentina	1.6	1.0	0.4	2.3
Banco Itaú Chile	3.3	5.1	2.6	9.4
Banco Itaú Uruguay	0.2	0.4	0.2	0.8
Banco Itaú BBA International	0.6	1.3	0.5	3.4
Banco Itaú Paraguay	0.9	0.6	0.2	1.6
Diversification effect	(82.8)	—	—	—
Total	131.9	109.4	61.6	181.8
(*)     Adjusted to reflect the difference in Brazilian tax treatment of investments abroad and investments in Brazil.

Global VaR
2009

	December 31	Average	Minimum	Maximum
	(In millions of R$)
Risk Factor
Fixed interest rate(*)	69.1	147.5	30.7	219.7
TR	11.7	16.0	8.8	23.4
Dollar-linked interest rate	11.3	8.8	2.6	18.8
Foreign exchange rate(*) — U.S. dollar	13.7	21.7	1.2	35.1
Equity	7.4	15.1	6.2	31.5
Brazilian inflation index-linked interest rate	16.2	14.1	10.2	21.0
Sovereign and private bonds	2.2	14.4	2.2	22.8
Foreign interest rate	1.8	8.6	1.7	20.5
Commodities	3.1	2.0	0.7	4.4
Other foreign exchange risk	3.7	3.2	0.1	6.8
Other	3.8	3.1	0.9	8.8
Banco Itaú Argentina	1.4	2.9	1.2	6.8
Banco Itaú Chile	0.8	1.2	0.4	3.4
Banco Itaú Uruguay	0.3	0.6	0.3	1.1
Banco Itaú BBA International	1.7	2.7	0.5	6.3
Diversification effect	(62.9)	—	—	—
Total	87.2	160.8	60.9	241.6
(*)     Adjusted to reflect the difference in Brazilian tax treatment of investments abroad and investments in Brazil.

Itaú Unibanco Holding S.A. – 2010 Reference Form	34

5.2. Describe the market risk management policy adopted by the Issuer, its objectives, strategies and instruments, indicating:

Market risk management is the process through which the institution manages and controls the potential risk of fluctuations in the market prices of financial instruments.   Its main objectives are:  controlling the exposure to market risk and optimizing the risk-return ratio by using sophisticated management models and tools.

The control of market risk includes all the financial instruments of the portfolios of the companies owned by Itaú Unibanco Holding S.A. and the related significant processes and controls.

The Market Risk Management Policy of Itaú Unibanco Holding S.A. is in line with the principles of National Monetary Council (“CMN”) Resolution No. 3,464.

The Policy comprises a set of principles that guide the Institution’s strategy on the control and management of the market risk of all business units and legal entities of the conglomerate.

Market risk management strategy of Itaú Unibanco Holding S.A.

Itaú Unibanco Holding S.A. uses extensive and complementary methods, as well as quantitative and qualitative tools, to estimate, monitor and manage risks, based on the best practices adopted by the market.

The market risk management strategy of the institution is continually revised, aiming the leadership in performance and keeping up with the best practices in the financial markets.

The risk management strategy of Itaú Unibanco Holding S.A. aims at balancing the business objectives of the company with its risk appetite, taking into consideration the following:

•	the political, economic and market situation;

•	the market risk portfolio of the institution;

•	expertise to operate in specific markets.

Itaú Unibanco has a unique structure responsible for the market risk control of the conglomerate, regulating and uniformizing the management and control activities, in compliance with the approved procedures.

The management of exposures to market risk of Itaú Unibanco Holding S.A. is centralized at the Institutional Treasury area.

There are local treasuries in the group’s banks abroad: Argentina, Chile, Uruguay, Paraguay and Portugal, that operate under the coordination of the Institutional Treasury and follow the policies defined by the conglomerate.

In these units, there are also specific structures for market risk control, and also with the purpose of meeting the regulatory requirements specific of the country in which they are located.  Said structures are segregated from the trading areas, and they are managed by a local Chief Risk Officer (CRO), who is administratively subordinated to the unit's main executive, and functionally to the independent risk control area of the conglomerate.

The particularities and regulatory requirements of each country are contemplated in the external units’ policies related to market risk.

The market risk control and management process is submitted to periodic reviews aimed at maintaining its alignment with the best market practices and adherent to the continuous improvement processes at Itaú Unibanco Holding S.A.

a) risks that are intended to be hedged

The market risks arising from the businesses conducted by the Bank are managed by the Institutional Treasury, which works within preestablished risk limits, set by the competent forums.  In this context, the Treasury area usually provides, when and if necessary, hedges against the risks that may be traded with the main markets and clients, such as of interest rates, currency, credit, commodities and equities. The other trading areas, in general, do not manage market risks and, therefore, do not have approved limits for it.

Itaú Unibanco Holding S.A. – 2010 Reference Form	35

b) equity hedging strategy

The Bank adopts a hedging strategy for its investments abroad against oscillations in its value in reais. These strategies are executed by the Institutional Treasury..

c) instruments used for equity hedging purposes

The instruments used are derivative transactions in futures, options and forward markets in Brazil and abroad.  In Brazil the derivative transactions are usually carried out at commodities and futures exchanges.  Outside Brazil, the most widely used instruments are the non-deliverable forward and forwards on the OTC (“Over-the-Counter”) market with counterparties in the international financial market and futures transactions carried out at foreign stock exchanges.

d) parameters used for managing these risks

Risk measures:

•
Calculation of the statistical VaR:  statistical measure that estimates the expected maximum potential economic loss under regular market conditions, taking into consideration the defined holding period and confidence level;

•
Calculation of losses in Stress scenarios (VaR Stress):  simulation technique to evaluate the performance of the assets and liabilities of a portfolio when several financial factors are under extreme market conditions (based on past scenarios or constructed hypotheses);

•	Stop Loss Alert: actual losses added to the maximum potential loss in bullish and bearish scenarios.

•	P&L to be Realized (“RaR”): evaluation of the difference between value with accrual and mark-to-market values, under normal and stress scenarios, reflecting accounting asymmetries.

Sensitivity measures:

•	Gap analysis: accumulated exposure by risk factor of cash flows expressed at market value allocated to maturity dates;

•	Sensitivity (DV1): sensitivity measure of the impact on the cash flows market value when submitted to a 1 annual basis point in the current interest rates.

Loss control:

•	Maximum loss (Stop Loss): maximum loss that a portfolio classified in the trading book may reach.

Limit framework:

•
Market risk limits are structured in accordance with the guidelines provided by the Superior Risk Policies Committee (“CSRisc”), based on the evaluation of the projection of balance sheet results, the size of the net worth and risk profile of each legal vehicle, and are defined within risk measures used in the management;

•
Superior limits:  established by the Superior Institutional Treasury Committee  (“CSTI”) of the Bank, and the daily control is the responsibility of the control units, and the monitoring and reporting to Superior Committees is incumbent upon the DCRML;

•	Internal limits: established by the local risk management commissions and controlled, in a daily basis, by the units, without prejudice to the superior limits.

Itaú Unibanco Holding S.A. – 2010 Reference Form	36

Allocated economic capital:

•	Used as a guarantee that the institution will be able to absorb the impact of unexpected losses, thus enabling the continuity of activities in adverse scenarios.

e) if the Issuer carries out transactions involving financial instruments for different equity hedging purposes and what these purposes are

The bank carries out transactions involving financial instruments with purposes other than protecting its equity, such as to hedge its portfolios in transactions with clients, to operate in the market through arbitrage when these situations are implied in asset prices and to manage its investment risks.

f) organizational structure for risk management control

Risk Management

We have implemented processes to comply with risk management rules adopted by the Central Bank in line with Basel II. On August 29, 2007, the CMN enacted Resolution No. 3,490, which provides for the criteria to determine the required regulatory capital, effective as of July 1, 2008. Since the date of effectiveness, the calculation of our regulatory capital for risk coverage has considered the factors described below:

•	PEPR: the regulatory capital required to cover risk-weighted exposures, or credit risk;

•	PCAM: the regulatory capital required to cover market risk related to gold, foreign exchange and foreign assets and liabilities subject to exchange rate variation;

•	PJUR: the regulatory capital required to cover market risk related to interest rates and classified in the trading book;

•	PCOM: the regulatory capital required to cover market risk related to commodities;

•	PACS: the regulatory capital required to cover market risk related to equity investments; and

•	POPR: the regulatory capital required to cover operational risk.

This is an attempt to more closely adjust Brazilian standards to the principles and rules provided in Basel II, which include:

•	Extension of the minimum regulatory capital requirements for coverage of the various risks based on internal models of financial institutions;

•	Improvement of banking surveillance; and

•	Significant expansion of the existing disclosure requirements.

Basel II contained a new methodology to calculate the minimum regulatory capital requirements for financial institutions and took into account the particular risk factors of each of them.

We calculate our regulatory capital in such a way as to exceed all potential losses based on advanced managerial models. Accordingly the majority of the Basel II requirements has already been incorporated in our risk control tools or is in the process of being included. Our efforts are concentrated on Basel II and Basel III capital requirement rules related to credit, market and operational risks and we intend to utilise the following advanced frameworks and models. Advanced Internal Rating-Based (“AIRB”) for credit risk, Advanced Measurement Approach (“AMA”) for operational risk and Internal Models Approach (“IMA”) for market risk.

As part of our risk control tools, we developed and improved proprietary risk management systems that are in compliance with the Central Bank’s regulations and with international practices and procedures. These models are based on the following elements:

•	Economic, financial and statistical analyses, which enable the evaluation of the effects of adverse events on our liquidity, credit and market positions;

•	Market risks using VaR to evaluate risk in the structural portfolio, and stress tests using independent scenarios, to evaluate our exposure on a consolidated basis in extreme situations;

Itaú Unibanco Holding S.A. – 2010 Reference Form	37

•
Credit risks tools which typically involve credit and behaviour scoring for retail portfolios and proprietary rating models for corporate customers. We also use portfolio management models to quantify and allocate economic capital;

•
Operational risks which are in the process of being identified and a many of which have been evaluated and are being monitored through the use of internal data bases and statistical models that monitor the frequency and the severity of internal events of losses to quantify the risks and allocate economic capital;

•	Daily monitoring of positions in relation to pre-established market risk limits; and

•	Simulations of alternatives for protection due to liquidity losses and contingency plans for crisis situations in different scenarios.

The Risks Control and Finance Division (ACRF), our corporate risk division, centralizes credit, market, operational, liquidity, and insurance underwriting risk management, as well as portfolio risk management. In addition, we have established committees responsible for risk management, structured as follows:

•
The board capital and risk management committee is a committee of our board of directors and it establishes limits for exposure levels to several types of risks and capital allocation. The capital and risk management committee also reviews, approves and monitors the application of new policies and risk and capital management methodologies.

•
The Superior Risk Policies Committee (CSRisc) is responsible for establishing general risk policies, setting up aggregated risk limits based on the allocation of capital and other parameters as it deems suitable, discussing the most important aspects to maximize the risk-return ratio and ensuring a consistent risk management within Itaú Unibanco,

•	The Superior Credit Committee (CSC) is responsible for establishing overall credit risk policy and making major credit risk decisions,

•
The Superior Institutional Treasury Committee (CSTI) and the Superior Institutional Treasury Committee for Liquidity (CSTIL), are responsible for establishing policies and limits for market and liquidity risks, and monitoring positions on a consolidated basis, and

•	The Audit and Operational Risk Management Superior Committee (CSAGRO), are responsible for monitoring operational risk controls and compliance systems.

In order to have comply with the new requirements of Basel II and Basel III, we established specific internal committees composed of executives from all business units of Itaú Unibanco Holding. Prior to the Association, both Banco Itaú Holdings and Unibanco were undertaking significant efforts to comply with the Basel II requirements. In the first half of 2009, we promoted through the Basel II project the unification of concepts, procedures and efforts to ensure that we adopted risk management best practices after the Association. We also reassessed the separation of the business, management and control functions to enhance their independence and promote more balanced decisions regarding risks involved, pursuant to the requirements of CMN Resolution No. 3,721.

We believe that the deployment of the advanced approaches of Basel II and Basel III will benefit the institution as it will promote greater alignment of regulatory requirements and internal management, which are already based on sophisticated models for identifying, measuring and monitoring risks. Therefore, we are actively contributing to the adaptation and standardization of Basel II and Basel III through active participation in discussions in several forums, including the Institute of International Finance (“IIF”), the Brazilian Banks Federation (Federação Brasileira de Associação de Bancos or “FEBRABAN”), and through the Central Bank.

g) adequacy of operating structure and internal controls to verify the effectiveness of the policy adopted

The Market Risk Management Policy defines the market risk management scope and operational structure. This Policy, which is in line with BACEN’s guidelines and the concepts of the Basel Committee, comprises a set of principles that guide the Institution’s strategy on the control and management of the market risk of all business units and legal entities of the conglomerate.

Itaú Unibanco Holding S.A. – 2010 Reference Form	38

As regards the scope, the policy sets forth the market risk control on all positions and financial instruments that are materially relevant included in the portfolios of the financial and non-financial companies owned by Itaú Unibanco, as well as the processes and controls that are relevant to the achievement of the institution’s corporate objectives.  This control is exercised through a unique structure.  In the external units there are structures for market risk control, which are administratively subordinated to the unit's main executive, and functionally to the independent market and liquidity risk control directorate.

The risk control units, established in legal entities, perform daily control, measuring, evaluating and reporting the related exposures. The independent market risk control area monitors, evaluates and reports consolidated risk exposures, aiming at providing input for the following up by the superior committees of Itaú Unibanco Holding and compliance with requirements of regulatory agencies.

The market risk control and management process is submitted to periodic reviews aimed at maintaining its alignment with the best market practices and adherent to the continuous improvement processes at Itaú Unibanco Holding.

The adherence of the Market Risk Control Units and management to the policies and strategies defined by the Superior Committees of the institution are periodically checked by the Internal Controls Area, subordinated to the Operational Risk and Efficiency Area (“AROE”).

The Internal Controls Area is responsible for the periodic quality evaluation of internal controls and the adherence of the processes to the guidelines issued by senior management.

The internal control methodology is based on the following phases:

1)	Mapping of processes, assuring that they:

▪	enable the understanding of the process;
▪	include details of critical controls and activities;
▪	are updated.

2)	Development of the Risk and Control Matrix, addressing:

▪	major risks of each phase;
▪	Controls considered adequate to mitigate risks, include monitoring in compliance with the defined rules and policies.

3)	Analysis and conducting of tests, considering whether:

▪	the established tests are adequate to evaluate the effectiveness of controls;
▪	the documentation on the testing procedure is clear and sufficiently detailed to enable them to be repeated;
▪	The result of the test effectively shows the adequacy/inadequacy of the control.

4)  Reporting of the control deficiencies to managers of the areas for the development of action plans.

5)  Monitoring the implementation of action plans for the correction of the identified control deficiencies.

5.3. State whether, with respect to the previous year, there were significant changes in the main market risks to which the Issuer is exposed or in the risk management policy adopted

The consolidated Itaú Unibanco Holding S. A. maintained its policy of operating within low risk in relation to its capital.  We note that, as shown in the table included in item 5.1, the diversity of risks of the business units is significant, enabling the conglomerate to continue to have a total exposure to market risk that is very limited as compared to its capital.

5.4. Supply other information that the Issuer may deem relevant

Learn more about risk management on our Investor Relations website, www.itauunibanco.com/ir, in Corporate Governance Section >> Risk Management - Circular 3,477.

Itaú Unibanco Holding S.A. – 2010 Reference Form	39

ITEM 6 - HISTORY OF THE ISSUER

6.1 / 6.2 / 6.4 - Issuer’s incorporation, term of duration and date of registration with CVM

Date of Issuer’s incorporation	09/09/43
Type of business organization	Corporation
Country of incorporation	Brazil
Term of duration	Undetermined term of duration
Date of registration with CVM	12/30/02

6.3. Outline in brief the history of the Issuer

General

Itaú Unibanco Holding’s legal and commercial name is Itaú Unibanco Holding S.A. We were incorporated on September 9, 1943 and registered with the number NIRE 35300010230. We are organized as a publicly-held corporation for an unlimited period of time under the laws of Brazil. Our head offices are located at Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil and our telephone number is +55-11-5019-1267.

History

We trace our origins to 1944, when members of the Egydio de Souza Aranha family founded Banco Federal de Crédito S.A. in São Paulo. Since 1973, we have operated through Banco Itaú S.A., now Itaú Unibanco Holding. Unibanco was founded by the Moreira Salles family in 1924, making it Brazil’s oldest non-state-owned bank at the time of the Association.

On November 3, 2008, the controlling shareholders of Itaúsa and of Unibanco Holdings entered into an association agreement to combine the operations of Banco Itaú Holding (now Itaú Unibanco Holding) and its subsidiaries and Unibanco Holdings, Unibanco and Unibanco’s subsidiaries (the “Association”). To effect the Association, we carried out a corporate restructuring pursuant to which Unibanco Holdings and its subsidiary Unibanco became wholly-owned subsidiaries of Itaú Unibanco Holding through a series of transactions:

•	the merger of all shares of E. Johnston Representação e Participações S.A. into Itaú Unibanco,

•	the merger of all shares of Unibanco Holdings and Unibanco that were not already indirectly held by Itaú Unibanco into Itaú Unibanco, and

•	the merger of all shares of Itaú Unibanco into Itaú Unibanco Holding.

A merger of shares means “incorporação de ações,” as defined by Article 252 of the Brazilian Corporate Law, and is a corporate restructuring where one company (“A”) exchanges its shares for shares of another company (“B”), and as a consequence the shareholders of B become shareholders of A, and A becomes the sole shareholder of B. The shareholders of each of Itaú Unibanco Holding, Itaú Unibanco, E. Johnston Representação e Participações S.A., Unibanco Holdings and Unibanco approved the transactions at the Extraordinary Shareholders’ Meeting held on November 28, 2008. The transactions were approved by the Central Bank in February 2009, and the minutes of the Shareholders’ Meetings reflecting the approval of the merger of shares were registered by the Commercial Registry of the State of São Paulo in March 2009. The Association was approved with no restrictions by Brazilian anti-trust authorities (Conselho Administrativo de Defesa Econômica or “CADE”) on August 18, 2010.

Itaú Unibanco Holding S.A. – 2010 Reference Form	40

The shares of Itaú Unibanco Holding, including those issued in exchange for shares of Unibanco and Unibanco Holdings, commenced trading under the same symbol on March 31, 2009. In May 2009, the trading symbols were standardized to “ITUB” on all the stock exchanges where Itaú Unibanco Holding’s securities are listed. At the Extraordinary Shareholders’ Meeting held on November 28, 2008, our shareholders approved the change of our corporate name from Banco Itaú Holding Financeira S.A. to Itaú Unibanco Banco Múltiplo S.A. At the Extraordinary Shareholders’ Meeting held on April 24, 2009, our shareholders approved a further change of our corporate name to Itaú Unibanco Holding S.A., which was approved by the Central Bank on August 12, 2009. Finally, at the Extraordinary Shareholders’ Meeting held on April 30, 2009, the shareholders of Itaú Unibanco approved the change of the corporate name of Banco Itaú S.A. to Itaú Unibanco S.A., which was approved by the Central Bank on December 30, 2009.

Since the merger in 2008, we have been working on the integration of the operations of the two banks. The main initiatives regarding integration carried out in the past two years included:

•	the adoption of a new corporate governance structure by the Board of Directors;

•
the integration of the corporate, investment banking, brokerage, asset management, vehicle lending, private banking and treasury divisions, which have been operating on a unified basis since the first quarter of 2009;

•	the interconnection of ATMs; and

•	reporting under a single annual report and the adoption of unified corporate governance policies and risk management.

In addition, the integration of Unibanco branches under the “Itaú” brand was completed on October 24, 2010.

As of December 31, 2010, we were the largest bank in Brazil based on market capitalization according to Bloomberg.

6.5. Describe the main corporate events, such as takeovers, mergers, spin-offs, acquisition of shares, disposals and acquisitions of shareholding control, acquisitions and disposals of important assets which the Issuer or any of its subsidiaries or affiliated companies have carried out, indicating:

For the purposes of this item, we used as relevance criteria transactions involving amounts higher than R$300 million or which were subject to the disclosure of a material fact in the past three years.

2010

There are no material transactions to report.

2009

Event	Sale of Unibanco Saúde Seguradora S.A. to Tempo Participações S.A.
Main conditions of the transaction
On December 16, Itaú Unibanco S.A., Itaú Seguros S.A. and a subsidiary of Tempo Participações S.A., entered into a Share Purchase Agreement  aimed at the transfer of the totality of the capital of Unibanco Saúde Seguradora S.A. held by Itaú Unibanco and by Itaú Seguros S.A. to Atori 22 Participações Ltda.  This transaction amounted to R$55 million. The Share Purchase Agreement also provides that, depending on the performance of Unibanco Saúde Seguradora S.A. in the twelve-month period after the closing of the transaction, Itaú Unibanco S.A. may be entitled to an additional payment of up to R$45 million.  The National Agency of Supplemental Health (“ANS”) approved the transaction on April 1, 2010. The transaction was completed on April 29, 2010.

Companies involved	Itaú Seguros S.A., Itaú Unibanco S.A., Unibanco Saúde Seguradora S.A., Tempo Participações S.A. and Atori 22 Participações Ltda.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, shareholders with more than 5% of the capital, and management members
No change in the Issuer’s corporate structure.

Itaú Unibanco Holding S.A. – 2010 Reference Form	41

Corporate structure before and after the transaction
Before this transaction, Itaú Unibanco Holding S.A. held indirectly the total capital of Unibanco Saúde Seguradora S.A.  Since this transaction has been completed, 100% of the capital of Unibanco Saúde Seguradora S.A. has been started being held by a subsidiary of Tempo Participações S.A.

Event	Partnership/Alliance with Porto Seguro S.A.
Main conditions of the transaction
On August 23, 2009 Itaú Unibanco Holding S.A. and Porto Seguro S.A. entered into an alliance aimed at the unification of their residential and automobile insurance operations. Therefore, an operating agreement was entered into for the offering and distribution, on an exclusive basis, of vehicle and residence insurance products to the clients of Itaú Unibanco network, in Brazil and Uruguay.

Total assets and liabilities related to the current portfolio of home and vehicle insurance of Itaú Unibanco existing at that time were transferred to a new company, Itaú Unibanco Seguros de Automóvel e Residência S.A.  This company is managed by Porto Seguro, and the executives and collaborators of Itaú Unibanco who work in the vehicle and home insurance segments were allocated to the new company, thus expanding the expertise and quality of insurance management.  In consideration, Porto Seguro S.A. issued shares representing 30% of its new capital, which were delivered to Itaú Unibanco S.A. and invested in Porto Seguro Itaú Unibanco Participações S.A., the new controlling holding company of Porto Seguro S.A., so that Itaú Unibanco S.A. became the holder of a minority interest equivalent to approximately 43% of the capital of Porto Seguro Itaú Unibanco Participações S.A.

Companies involved
Porto Seguro S.A. and its subsidiaries, Itaú Unibanco S.A., Itaú Unibanco Holding S.A., ISAR Holding Ltda., Itaú Seguros de Auto e Residência S.A., Itaú Seguros S.A. and Porto Seguro Itaú Unibanco Participações S.A.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, shareholders with more than 5% of the capital, and management members
No change in the Issuer’s corporate structure.
Corporate structure before and after the transaction
Before this alliance, 100% of the capital of ISAR Holding Ltda. and of its subsidiary, Itaú Seguros de Auto e Residência S.A., was indirectly held by Itaú Unibanco Holding S.A.  After the merger of ISAR Holding Ltda. into Porto Seguro S.A., 100% of the capital of Itaú Seguros de Auto Residência S.A. started to be held by Porto Seguro S.A. With the completion of the restructuring mentioned above, the Itaú Unibanco conglomerate now holds an interest corresponding to approximately 43% in the capital of Porto Seguro Itaú Unibanco Participações S.A., and indirectly holds 30% interest in the capital of Porto Seguro S.A.

Event	Transactions involving the shares of Redecard S.A.
Main conditions of the transaction
On March 30, Itaú Unibanco purchased 24,082,760 registered common shares of Redecard S.A. from Banco Citibank S.A. for R$590 million, giving rise to goodwill amounting to R$557 million, which, net of taxes, totaled R$ 506 million and which was fully amortized in the consolidated financial statements.   Redecard, started to be fully consolidated in the financial statements of its controlling shareholder, Itaú Unibanco S.A., from the first quarter of 2009.

Itaú Unibanco Holding S.A. – 2010 Reference Form	42

Companies involved
Unibanco Participações Societárias S.A., Redecard S.A., Banco Citibank S.A., Itaú Unibanco Holding S.A., Unibanco – União de Bancos Brasileiros S.A., Dibens Leasing S.A. and Banestado Participações, Administração e Serviços Ltda.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, shareholders with more than 5% of the capital, and management members
No change in the Issuer’s corporate structure.
Corporate structure before and after the transaction
After the acquisition of the shares held by Banco Citibank S.A. (as described above), Itaú Unibanco Holding S.A., through its subsidiaries, became the holder of over 50% interest in the total and voting capital of Redecard S.A.

2008

Event	Remaining interest in Banco Itaú BBA S.A.
Main conditions of the transaction
On December 29, 2008, Itaú Unibanco S.A. purchased the remaining interest of 4.25% in total shares of Banco Itaú BBA S.A. which was held by certain executives and employees of Banco Itaú BBA S.A.  At present, Itaú Unibanco Holding S.A. holds approximately 100% of the  capital of Banco Itaú BBA S.A.

Companies involved	Itaú Unibanco Holding S.A., Itaú Unibanco S.A. and Banco Itaú BBA S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, shareholders with more than 5% of the capital, and management members
No change in the Issuer’s corporate structure.
Corporate structure before and after the transaction
Before this transaction, Itaú Unibanco Holding S.A. held approximately 95.75% interest in the capital of Banco Itaú BBA S.A. After this transaction, Itaú Unibanco Holding S.A. started to hold approximately 100% of the  capital of Banco Itaú BBA S.A.

Itaú Unibanco Holding S.A. – 2010 Reference Form	43

Event	Operation with the American International Group, Inc. (“AIG”)
Main conditions of the transaction
On November 26, 2008, Unibanco – União de Bancos Brasileiros S.A. entered into an agreement with AIG, pursuant to which the parties exchanged the investments that both groups held in Brazilian insurance companies, as follows: (i) Unibanco – União de Bancos Brasileiros S.A. acquired, for US$820 million, the investment held by AIG in Unibanco AIG Seguros S.A. (the name of which was subsequently changed to Unibanco Seguros S.A.); and (ii) AIG acquired, for US$15 million, the investment held by Unibanco – União de Bancos Brasileiros S.A. in AIG Brasil Companhia de Seguros. Upon the completion of this transaction, Unibanco – União de Bancos Brasileiros S.A., became the holder of 100% of the capital of Unibanco Seguros S.A., which, in turn, held 100% of the capital of Unibanco AIG Vida e Previdência S.A. (currently named “Itaú Vida e Previdência S.A.”) and Unibanco AIG Saúde Seguradora S.A. (the name of which was subsequently changed to “Unibanco Saúde Seguradora S.A.).

Companies involved	Unibanco – União de Bancos Brasileiros S.A., American International Group, Inc. - AIG, Unibanco Seguros S.A. and AIG Brasil Companhia de Seguros.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, shareholders with more than 5% of the capital, and management members
No change in the Issuer’s corporate structure.
Corporate structure before and after the transaction
Before this transaction, Unibanco – União de Bancos Brasileiros S.A. and AIG held a 50.001% and 49.999% interest, respectively, in the capital of Unibanco Seguros S.A., and Unibanco – União de Bancos Brasileiros S.A. and AIG held 49.999% and 50.001% interest, respectively, in the capital of AIG Brasil Companhia de Seguros.

Upon the completion of this transaction, Unibanco – União de Bancos Brasileiros S.A. became the indirect holder of 100% of the capital of Unibanco Seguros S.A., Unibanco AIG Vida e Previdência S.A. (currently named “Itaú Vida e Previdência S.A.”) and Unibanco AIG Saúde Seguradora S.A. (which subsequently changed its name to “Unibanco Saúde Seguradora S.A.”), which were companies controlled by Unibanco Seguros S.A.  AIG, in turn, became the holder of 100% of the  capital of AIG Brasil Companhia de Seguros.

Itaú Unibanco Holding S.A. – 2010 Reference Form	44

Event	Itaú and Unibanco Association
Main conditions of the transaction
On November 3, 2008, Itaúsa – Investimentos Itaú S.A. (“Itaúsa”) and the controlling shareholders of Unibanco Holdings entered into an agreement for combining the operations of the financial groups Itaú and Unibanco.  The precondition for the merger completion was that Itaú Unibanco should acquire all the shares of Itaúsa Export S.A. and of Itaúsa Europa Investimentos SGPS Lda. directly held by Itaúsa, the then controlling shareholder of Itaú Unibanco Holding S.A., of Itaú Unibanco S.A., of Itaúsa Export S.A. and of Itaúsa Europa Investimentos SGPS Lda.  On November 12, Itaú Unibanco Holding S.A. entered into an agreement with Itaúsa for the acquisition of 77.8% interest in total capital and 80% interest in voting capital of Itaúsa Export S.A., and of 12.1% in total and voting capital of Itaúsa Europa Investimentos SGPS Lda., a subsidiary of Itaúsa Export S.A., for the amount of approximately R$ 1.2 billion.  As a result of the acquisition and subsequent corporate events, Itaú Unibanco S.A. became the holder of 100% of the  capital of Itaúsa Europa Investimentos SGPS Lda. and of Itaúsa Export S.A.  Itaúsa Export S.A. is a privately-held holding company with headquarters in Brazil which holds control over Itaúsa Europa S.A.  Itaúsa Europa Investimentos SGPS Lda. is a privately-held holding company with headquarters in Portugal.  The operations of Itaúsa Export S.A. and Itaúsa Europa Investimentos SGPS Lda., carried out by their indirect subsidiaries, include corporate banking, and international cash management and private banking services.
In order to complete the merger, the Itaú and Unibanco financial groups carried out a corporate restructuring under which Unibanco Holdings and its subsidiary Unibanco – União de Bancos Brasileiros S.A. became wholly-owned subsidiaries of Itaú Unibanco through a series of transactions:
(i) merger of all shares of E. Johnston Representação e Participações S.A. into Itaú Unibanco S.A.;
(ii) merger into Itaú Unibanco S.A. of all shares of Unibanco Holdings that were not indirectly held by Itaú Unibanco S.A.;
(iii) merger into Itaú Unibanco S.A. of all shares of Unibanco – União de Bancos Brasileiros S.A. that were not indirectly held by Itaú Unibanco S.A.; and
(iv) merger of all shares of Itaú Unibanco S.A. into Itaú Unibanco Holding S.A.
The shareholders of Itaú Unibanco Holding S.A., Itaú Unibanco S.A., E.Johnston Representação e Participações S.A., Unibanco Holdings S.A. and Unibanco – União de Bancos Brasileiros S.A. approved the transactions at extraordinary Shareholders’ Meetings held on November 28.  The transactions were approved by the Central Bank in February 2009.
The shares of Itaú Unibanco Holding S.A., including those exchanged for shares originally issued by Unibanco – União de Bancos Brasileiros S.A. and Unibanco Holdings S.A., started to be traded under the same symbol on March 31, 2009. In May 2009, the symbols were standardized to “ITUB” on all the stock exchanges where Itaú Unibanco Holding S.A. is listed.
At the Extraordinary Shareholders’ Meeting held on November 28, the change of the corporate name from Banco Itaú Holding Financeira S.A. to Itaú Unibanco Banco Múltiplo S.A. was approved.   At the Extraordinary Shareholders’ Meeting held on April 24, 2009, our shareholders approved a further change of the corporate name from Itaú Unibanco Banco Múltiplo S.A. to Itaú Unibanco Holding S.A.  This change was approved by the Central Bank of Brazil on August 12, 2009.
At the Extraordinary Shareholders’ Meeting held on April 30, 2009, our shareholders approved the change of the corporate name from Banco Itaú S.A. to Itaú Unibanco S.A.  This change was approved by the Central Bank of Brazil on December 30, 2009.

Companies involved
Itaúsa – Investimentos Itaú S.A., Unibanco Holdings S.A., Itaú Unibanco Holding S.A., Itaú Unibanco S.A., Unibanco – União de Bancos Brasileiros S.A., IUPAR, E.Johnston Representação e Participações S.A., Itaúsa Export S.A. and Itaúsa Europa Investimentos SGPS Lda.

Itaú Unibanco Holding S.A. – 2010 Reference Form	45

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, shareholders with more than 5% of the capital, and management members

With this merger, the shares of Itaú Unibanco Holding S.A. are held as follows, excluding the treasury shares:  (i) 50.5% in free float, (ii) 5.4% held by Bank of America Corporation (“BAC”), (iii) 18.3% directly held by Itaúsa – Investimentos Itaú S.A. , and (iv) 25.8% held by IUPAR, a holding company controlled by Itaúsa – Investimentos Itaú S.A. (holder of 66.5% interest in the capital of IUPAR - Itaú Unibanco Participações S.A.) and by Companhia E. Johnston de Participações (holder of 33.5% interest in the capital of IUPAR), which is controlled by the former shareholders of Unibanco – União de Bancos Brasileiros S.A. (the members of the Moreira Salles family).

Corporate structure before and after the transaction
Before the merger, the shares of Itaú Unibanco Holding S.A. were held as follows, excluding treasury shares:  (i) 47% in free float, (ii) 7.5% held by BAC, and (iii) 45.5% directly held by Itaúsa – Investimentos Itaú S.A.
Before the merger, the shares of Unibanco – União de Bancos Brasileiros S.A. were held as follows: (i) 41.7% in free float and (ii) 58.3% held by Unibanco Holdings S.A.
Before the merger, the shares of Unibanco Holdings S.A were held as follows: (i) 67.1% in free float and (ii) 32.9% held by the Moreira Salles family.
With this merger, the shares of Itaú Unibanco Holding S.A. are held as follows, excluding treasury shares:  (i) 50.5% in free float, (ii) 5.4% held by BAC, (iii) 18.3% directly held by Itaúsa – Investimentos Itaú S.A. , and (iv) 25.8% held by IUPAR - Itaú Unibanco Participações S.A., a holding company controlled by Itaúsa – Investimentos Itaú S.A. (holder of 66.5% interest in the capital of IUPAR - Itaú Unibanco Participações S.A.) and by Companhia E. Johnston de Participações (holder of 33.5% interest in the capital of IUPAR), which is controlled by the former shareholders of Unibanco – União de Bancos Brasileiros S.A. (the members of the Moreira Salles family).
As the total shares of Unibanco Holdings S.A. and of Unibanco – União de Bancos Brasileiros S.A. are now directly and indirectly held by Itaú Unibanco Holding S.A., consequently their subsidiaries now hold the total shares also indirectly held by Itaú Unibanco Holding S.A.

6.6. Indicate whether there has been any petition for bankruptcy, provided that it was based on a significant amount, or for judicial or extrajudicial recovery of any amount from the Issuer, and the current status of such petitions

None.

6.7. Supply other information that the Issuer may deem relevant

In May 2010, Hipercard Banco Múltiplo S.A. (“Hipercard”), a subsidiary of Itaú Unibanco, entered into a partnership with Redecard pursuant to which, beginning in the second quarter of 2010, Redecard will capture Hipercard transactions and Hipercard will have access to Redecard’s nationwide infrastructure and network, at a national level, which is expected to improve the efficiency and speed of Hipercard’s merchant affiliations, within its current operational model, as well as increase its market share and revenue.  For Redecard S.A., the partnership will imply the increase of its presence in the northeast and southern regions, in which the new brand has a significant share, and it will also support the consolidation of its multibrand platform, with 17 brands in its portfolio, and increase its revenue, considering that Hipercard is the major Brazilian credit card brand, with over 13 million cards issued.

On June 1, 2010, BAC, a shareholder of Itaú Unibanco, offered, in the form of ADS (each ADS representing one preferred share issued by Itaú Unibanco Holding S.A.), all 188,424,758 preferred shares issued by Itaú Unibanco Holding S.A.and owned by BAC, corresponding to approximately 8.4% of the outstanding preferred shares issued by Itaú Unibanco and 4.16% of its outstanding total capital stock.  Such sale was made through a secondary offering of ADS to qualified institutional buyers only.  This offering was not registered with the CVM or SEC.  In addition, on June 11, 2010, Itaúsa – Itaú Investimentos S.A. has agreed to purchase all 56,476,299 common shares issued by Itaú Unibanco Holding S.A.and owned by BAC, corresponding to approximately 2.5% of the outstanding common shares issued by Itaú Unibanco and 1.2% of its outstanding total capital stock (“Common Shares”).  As a result of such transactions, BAC no longer has the right to appoint one member of the Board of Directors of Itaú Unibanco Holding S.A. or to jointly sell its Itaú Unibanco shares in the event of a transfer of control (tag-along).  Following the purchase by Itaúsa of the Common Shares, the total direct and indirect stake held by Itaúsa – Investimentos Itaú S.A. in the outstanding total capital stock of Itaú Unibanco Holding S.A. increased from 35.43% to 36.68%.

Itaú Unibanco Holding S.A. – 2010 Reference Form	46

On April 14, 2011, Itaú Unibanco S.A., a subsidiary of Itaú Unibanco Holding S.A., entered into a Share Purchase Agreement for the purchase of 49% of Banco CSF S.A. (“Banco Carrefour”), in the amount of R$725 million. Banco Carrefour is the entity responsible for the exclusive offering and distribution of financial, insurance and private pension products and services in the distribution channels of Carrefour Comércio e Indústria Ltda. operated under the "Carrefour" brand in Brazil (electronic channels and 163 hypermarkets and supermarkets), with a base of 7.7 million accounts and a loan portfolio (gross amount) in the amount of R$ 2,254 million (base date December 31, 2010). The completion of the transaction depends on the approval of the Central Bank of Brazil.

Itaú Unibanco Holding S.A. – 2010 Reference Form	47

ITEM 7 - ACTIVITIES OF THE ISSUER

7.1. Briefly describe the activities carried out by the Issuer and its subsidiaries

We are a financial holding company controlled by IUPAR, a holding company jointly controlled by (i) Itaúsa, a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) E. Johnston, a holding company controlled by the former controlling shareholders of Unibanco, the Moreira Salles family. Itaúsa also directly holds 38.66% of the entity’s common shares in February 28, 2011

Our operating segments are: (i) Commercial Bank (covering insurance, pension plans and capitalization products, credit cards, asset management and several credit products and services for individuals, small and medium-sized companies); (ii) Itaú BBA (comprising large companies and investment banks) and (iii) Consumer Credit (financial products and services for non-account holders).

For further information on the shareholding structure, please see item 8.2 of this form.

7.2. With respect to each of the operating segments that have been disclosed in the most recent financial statements for the year or, when applicable, in the consolidated financial statements, please indicate the following information:

a) products and services sold

Business

We provide a broad range of banking services to a diversified client base of individuals and corporations. These services are provided on an integrated basis through the following segments:

•	Commercial Banking,
•	Itaú BBA,
•	Consumer Credit.

The Commercial Banking segment provides a broad range of banking services to a diversified client base of individuals and companies.  The services provided by the commercial bank area include insurance, pension and capitalization products, credit cards, asset management, credit products and customized products and solutions specifically developed to meet clients’ needs. Marketing strategies are adapted to the profile of each client and implemented through the most appropriate distribution channels. Our goal is to increase the number of products used by our clients, thus diversifying our sources of income. The segment is an important source of funding for our operations and provides significant financial income and banking service fees. The commercial bank segment covers:

•	Retail banking;
•	Public sector enterprises;
•	Personnalité (banking for high-income individuals);
•	Private banking;
•	Very small companies;
•	Small companies;
•	Medium-sized companies;
•	Credit cards;
•	Real estate financing;
•	Asset management;
•	Corporate social responsibility funds;
•	Securities services for third parties;
•	Brokerage; and
•	Insurance, private pension plans and capitalization.

Itaú BBA is responsible for our corporate segment services and investment banking activities. The management model of Itaú BBA is based on the development of close relationships with clients, so as to meet their needs and offer customized solutions. The corporate segment services comprise the provision of banking services to large companies, whereas the investment bank activities comprise the offering of funds to such companies through fixed and variable income instruments, among other things.

Itaú Unibanco Holding S.A. – 2010 Reference Form	48

In Consumer Credit, we implement our strategy of expanding the supply of financial products and services for customers not accountholders. Thus, this division oversees the financing of vehicles out of our branch network, credit cards to individuals and non-account loans to low-income consumers.

In addition, Itaú Unibanco has a wide range of operations abroad, and has strengthened its international presence based on units strategically located in the Americas, Europe and Asia.  Accordingly, significant synergies are generated in the financing of foreign trade,the placement of Eurobonds, the offering of more sophisticated financial transactions and private banking operations.

Commercial Banking

Overview of products and services provided to account holders

We have a wide and diversified product portfolio to meet client’s needs.  The main products available to account holders are:

•	Credit: personal loans, overdraft accounts, payroll advance loans, vehicle financing, credit cards, real estate financing, rural loans, working capital, factoring and export services;

•	Investments: pension plans, mutual funds, time deposits, demand deposit accounts, savings accounts, capitalization plans; and

•	Services: insurance (life, residence, credit/debit card, vehicle, and loan protection, among other products), foreign exchange, brokerage and other services.

Retail banking

Our core business is retail banking focused on individuals with monthly income below R$7,000. In October 2010, we completed the conversion of the branches under Unibanco’s brand to the Itaú’s brand, and from December 31, 2010, we had over 15.2 million customers and 4,419 branches and corporate-site branches. Our retail bank unit is present in all Brazilian states and in cities that and altogether accounted for more than 80.0% of Brazil’s individual domestic consumption as of December 31, 2010.

We classify our retail clients in accordance with their income and profile:

•	Itaú retail clients, who earn less than R$4,000 per month;

•
Itaú Uniclass clients, who earn more than R$4,000 and less than R$7,000 per month.These clients are served by specialized account managers and they have access to certain customized products. We created this segment after the Association and we expect Itaú Uniclass to be present in a number of our retail branches all over Brazil in the future and to increase the number of clients served.

For the year ended December 31, 2010, credit products represented 64.0% of our consolidated income from retail banking, while investments represented 19.0% and services and other fee-based products accounted for 17.0%.

Our strategy is to offer high quality and differentiated banking products to our retail banking customers. As part of this strategy, Itaú Unibanco now serves three retail segments: Itaú retail serves customers at branches; Itaú Uniclass serves customers with differentiated needs and who require a more diversified service with separate areas within branches; and Itaú Personnalité (discussed below) serves customers with special investment needs with its own separate network of branches. This diversified relationship concept is interwoven by “Itaú 30 horas,” a convenience service that enables users to carry out banking transactions in ATMs, telephones, mobiles, on the internet and at the branches.

Public sector

Our activities focused on the public sector are structured for all areas of that sector, including Federal, state and municipal levels of government (in the executive, legislative and judicial branches). To serve public- sector clients, we use separate platforms from the retail banking branches, with teams of specially trained managers, who offer customized solutions in terms of tax collection, foreign exchange services, the management of public bodies’ assets, payments to suppliers, the payroll of civil and military servants and retirement plans. Based on these platforms, we have a significant amount of business with public sector clients, particularly in those Brazilian states where we have acquired previously state-owned financial institutions. As of December 31, 2010, we provided services to 2,300 civil and military servants.

Itaú Unibanco Holding S.A. – 2010 Reference Form	49

Personnalité

Itaú Unibanco began providing personalized services to clients with high incomes in 1996, with the creation of Itaú Personnalité. Itaú Personnalité serves individuals with income above R$7,000 per month or have investments over R$80,000.

The focus of Itaú Personnalité is to provide (i) financial services asssessoria by managers who understand the specific needs of our customers with high incomes, (ii) a wide range of exclusive products and services, (iii) special benefits based the type and length of relationship with customers, including rebates for many products and services. Through a dedicated network, formed by Itaú Personnalité 186 agencies in major Brazilian cities, the customer base of Itaú Personnalité reached more than 600,000 individual customers on December 31, 2010. Personnalité Itaú customers also have access to the network of branches and ATMs, Itaú Unibanco across the country, as well as through internet and telephone services.

Since it was launched, Itaú Personnalité has increased its market share in high-income individuals. With the acquisition of BankBoston Brazil by Itaú in 2006 and the merger of Itau and Unibanco in 2008, Itaú Personnalité assumed market leadership in high-income individuals.

Private banking

Itaú Private Bank is a leading Brazilian bank in the global private banking industry, providing financial advisory services to approximately 17,951 Latin American clients as of December 31, 2010. The 634 employees of this division are focused on offering financial consulting services to clients with at least US$200,000 in investment assets. The division also provides its clients with a full range of traditional banking products and services.

Financial advisory services are provided by teams of experienced relationship managers located in Brazil, Miami, Argentina, Uruguay, Chile and Paraguay, with the support of investment experts, who recommend the most appropriate solutions for each risk profile. The private banking client base is composed of clients from Brazil, Argentina, Venezuela, Chile, Uruguay, Ecuador, Paraguay, Mexico, and other Latin American countries.

We meet our clients’ needs for offshore wealth management solutions in three major jurisdictions through independent institutions: in the United States through BIEI and Itaú Europa Securities Inc. (“IES”); in Luxembourg, through BIEL; and in the Caribbean, through BIE Bahamas and Unicorp Bank & Trust in the Cayman Islands (“UBT Cayman”).

Each portfolio is managed in accordance with the guidelines previously agreed upon with each client. Itaú Private Bank also uses its managed portfolios to invest in mutual funds managed by other financial institutions that have more flexibility to make investment decisions. Income from private banking clients arises mainly from managed assets.

As of December 31, 2010, our private banking activity for Latin American clients comprised managed assets equivalent to R$118,295 million, including R$92,824 million in Brazil, R$15,299 million in Luxemburgo, R$9,723 million in USA, R$125 million in Bahamas, R$60 million in Cayman and R$49 million in Swiss.

According to the annual survey of private banking and wealth management for 2010 (2010 Annual Private Banking and Wealth Management Survey), coordinated by Euromoney magazine, Itaú Private Bank was recognized for the second consecutive year as "Best Private Services Banking in Brazil”. In the latest ranking published in the February issue of the magazine Euromoney, Itaú Private Bank ranks as "Best Private Banking Services"in Chile and among the top five "Best Private Banking Services in Latin America”, being the only in Latin American bank included in this list. Private Banking Awards Euromoney cover over 60 countries each year and provide a qualitative and quantitative assessment of the best private banking services by region and type of services. Factors such as market position, assets under management, profitability, rate of customers for private bankers and quality of services offered are considered in drawing up the ranking of the leading banks offering private banking services.

Also, the bank received awards from the magazine Private Banker International (featured in “Private Banking - Americas by 2008," featured in “Private Banking - Latin America / 2009” and featured in “Private Banking - Latina/2010 America") and magazines PWM and The Banker, Financial Times Group subsidiaries concerning the "Best Institution for Private Banking in Latin America in 2010”.

Itaú Unibanco Holding S.A. – 2010 Reference Form	50

Very small companies

At the end of 2005, we set up 150 platforms in the City of São Paulo to provide specialized services to companies with annual revenue of below R$500,000. In 2006, we expanded our services to over 80 locations throughout the interior of the State of São Paulo and, subsequently, we organized 94 additional platforms in the State of Rio de Janeiro. In 2007, these services were extended to the States of Minas Gerais and Paraná. In 2008, 2009 and 2010, we continued this expansion has continued with the installation of another 217, 454, 3 and 487 offices, respectively, for banking services to very small companies.

The managers of these offices are trained to offer customized solutions and detailed advice on all products and services to micro-enterprises. Our strategy is to capitalize on market opportunities, meeting the needs of these companies and their owners, particularly in relation to management of cash flows and credit lines.

On December 31, 2010, we had over 565 offices for micro-enterprises in Brazil and about 2,500 managers to over 1,235,000 small business customers.

The credit for micro-enterprises totaled R$5,981 million at December 31, 2010.

Small Business Banking

We have structured our relationships with small business customers through the use of specialized offices since 2001. As of December 31, 2010, we had 374 offices located nationwide in Brazil and nearly 2,500 managers who worked for over 525,000 companies with annual revenues from R$500,000 to R$6 million. In 2011, we expect to continue to consolidate our small business banking operations and to expand our offices geographically.

All our managers are certified by ANBIMA, and throughout the year they receive training to offer the best solutions for each customer profile. Our customers rely on our ability to provide products, terms and rates customized to their needs.

Loans to small businesses totaled R$28,744 million as of December 31, 2010.

Middle-Market Banking

As of December 31, 2010, we had approximately 115,000 middle-market corporate customers that represented a broad range of Brazilian companies located in over 83 cities in Brazil. Our middle-market customers are generally companies with annual revenues from R$6 million to R$150 million. As of December 31, 2010, we had over 1,400 managers specializing in middle-market customers and 223 specialized offices located at key branches.

We offer a full range of financial products and services to middle-market customers, including deposit accounts, investment options, insurance, private retirement plans and credit products. Credit products include investment capital loans, working capital loans, inventory financing, trade financing, foreign currency services, equipment leasing services, letters of credit and guarantees. We also carry out financial transactions on behalf of middle-market customers, including interbank transactions, open market transactions and futures, swaps, hedging and arbitrage transactions. We also offer our middle-market customers collection services and electronic payment services. We are able to provide these services for virtually any kind of payment, including internet office banking. We charge collection fees and fees for making payments, such as payroll, on behalf of our customers.

Consistent with customary lending practices in Brazil, our loan portfolio for our middle-market customers is composed predominantly of short-term products, defined as having a maturity of less than 12 months. Loans to middle-market businesses totaled R$48,434 million as of December 31, 2010.

Credit cards

We are the leading company in the Brazilian credit card market, based on transaction volume as of December 31, 2010. Our subsidiaries, Banco Itaucard S.A. (“Banco Itaucard”) and Hipercard Banco Múltiplo S.A. (“Hipercard”), offer a wide range of products to 26.0 million customers as of December 31, 2010, including both accountholders and non-accountholders. In the year ended December 31, 2010, the volume of credit cards transactions for both accountholders and non-accountholders was R$106,226 million, a 25.1% increase from the prior year. Our results from transactions by non-accountholders are reported in our consumer credit division.

Itaú Unibanco Holding S.A. – 2010 Reference Form	51

Our main challenges in the credit card business are to continually increase our cardholder base and improve our portfolio profitability. To this end, our credit card division focuses on the development of new products, the enhancement of partnerships, cross-selling of banking and insurance products and sales through a variety of channels.

Real estate financing

As of December 31, 2010, we had approximately R$13,257 million in outstanding real estate loans. Given our expectation of growth over the next several years in the mortgage market in Brazil, we are investing in the operational platform in order to reduce costs and improve quality for our customers. We are also developing our distribution channels for mortgage loans by focusing on our branch network and developing our relationships with real estate brokers.

We use different distribution channels to reach our customers, including our Itaú Personnalité branches and real estate brokers. Itaú Unibanco Holding has partnerships with two of the largest real estate brokers in Brazil: LPS Brasil Consultoria de Imóveis S.A. (“Lopes”) and Coelho da Fonseca Empreendimentos Imobiliários Ltda. (“Coelho da Fonseca”). These long-term partnerships provide us with exclusive real estate financing origination at a large number of locations throughout Brazil.

According to Brazilian regulations, financial institutions are required to allocate at least 65.0% of their savings accounts balances to fund mortgage financing, of which 80.0% must be used to finance properties with value lower than R$500,000 and must have annual interest rates lower than 12.0%.

Custody services, solutions for corporations and fiduciary management for third parties

According to ANBIMA, as of December 31, 2010, we were the largest mutual fund manager among private banks in Brazil based on our assets under management. As of that date, we had total net assets under management of R$291,748 million on behalf of approximately 2.1 million customers. We also provide portfolio management services for pension funds, corporations, private bank customers and foreign investors. According to ANBIMA, as of December 31, 2010, we were the largest manager of private bank clients’ assets and the second largest private manager of pension fund assets in Brazil, based on our assets under management. As of December 31, 2010, we had R$184,496 million of assets under management for pension funds, corporations and private bank customers.

As of December 31, 2010, we offered and managed about 1,791 mutual funds, which were mostly fixed-income and money market funds. For individual customers, we offered 154 funds to our retail customers and approximately 287 funds to our Itaú Personnalité customers. Private banking customers may invest in over 600 funds, including those offered by other institutions. Itaú BBA’s capital markets group also provides tailor-made mutual funds to institutional, corporate and private banking customers.

In July 2010, Fitch Ratings, one of the largest international rating agencies in Brazil, maintained its M1 (bra) rating (the highest rating granted to an asset manager) of our asset management business unit. We have been in the top rating category since July 2003.

Brokerage

Itaú Corretora de Valores S.A. (“Itaú Corretora”) has been providing brokerage services since 1965, with operations on BM&FBOVESPA, the Brazilian securities, commodities and futures exchange. BM&FBOVESPA was created in 2008 with the integration of BM&F with the São Paulo Stock Exchange, BOVESPA. We also provide brokerage services to international customers through our broker-dealer operations in New York, through our London branch, and through our broker-dealers in Hong Kong and Dubai.

For the year ended December 31, 2010, Itaú Corretora was ranked second on the BM&FBOVESPA both in equity trading volume, among all brokers, and in commodities and futures trading volume, among brokers controlled by large commercial banks in Brazil.

Corporate social responsibility

The Itaú Social Excellence Fund (Fundo Itaú Excelência Social or “FIES”) launched in 2004, is a socially responsible investment fund, investing in the shares of companies with superior corporate social responsibility practices with the goal of obtaining higher long-term returns than those offered by the main Brazilian financial market indices. In addition to analyzing the risks and returns of companies, fund managers take into account three fundamental criteria in relation to companies: corporate social activities; environmental protection practices and good corporate governance practices. Every year the fund manager donates part of its accumulated asset management fees to social projects in the following categories: environmental education, employment education and childhood education.

Itaú Unibanco Holding S.A. – 2010 Reference Form	52

As of December 31, 2010, FIES had net assets of R$308 million, and the fund donated more than R$3.5 million in 2010, which corresponded to 50.0% of the management fee from July 1, 2009 to June 30, 2010. The 20 projects chosen to receive this donation received R$120,000 each, Unicef Brazil received an investment of R$300,000, and almost R$900,000 was spent on consulting. The projects are selected by the fund Advisory Council, which is composed by market leaders and specialists in corporate social responsibility.

Securities Services

We provide securities services in the Brazilian capital markets, where we act as custodian, transfer agent and registered holder. Our broad range of products relates to both domestic and international custody.

As of December 31, 2010, Itaú Unibanco held assets of R$762,000 million in connection with securities services, representing 25.1% of the Brazilian market based on assets held. In December 2010, we were ranked the top provider of securities services in Brazil by ANBIMA.

Our services also include acting as transfer agent, providing services relating to debentures and promissory notes, custody and control services for mutual funds, pension funds and portfolios, providing trustee services and non-resident investor services, and acting as custodian for depositary receipt programs. As of December 31, 2010, our specialized staff reached 736 employees.

Insurance, pension plan and capitalization

Insurance

As of December 31, 2010, according to SUSEP, we were the leading provider of insurance, private retirement and capitalization products in Brazil based on insurance premiums, including our 30.0% share in Porto Seguro and excluding health insurance and Vida Gerador de Benefício Livre (“VGBL”)(private retirement plan providing annuity benefits). For regulatory purposes VGBL is considered life insurance. For the year ended December 31, 2010, our insurance premiums totaled approximately R$5,335 million.

Our main lines of insurance are (i) life and casualty (excluding VGBL), (ii) extended warranties and (iii) property, which accounted for 44.4%, 27.7% and 14.8% of insurance premiums, respectively, for the year ended December 31, 2010. Our policies are sold through our banking operations, independent local brokers, multinational brokers and other channels. We reinsure a portion of the risks we underwrite, particularly large marine property and casualty risks that exceed the retention limits we have established within regulatory limits. Risks that exceed the retention limit must be ceded to licensed Brazilian reinsurers in accordance with Supplementary Law No. 126 published on January 15, 2007 and the SUSEP regulations published on December 17, 2007.

Our strategy to increase our level of penetration in the Brazilian insurance market varies by market. In the high risk market, we intend to grow our market share through independent local brokers and multinational brokerage firms. For individuals and the small and medium company markets, we focus on operations within our banking client base (banc assurance operations), to increase customer penetration. We are working on improving banc assurance operations in property and casualty insurance for small and medium companies. Our customer relationship management has implemented several advances and the development of specific products for different segments allows more efficient use of each marketing channel (our branches, telemarketing, internet, ATMs and bank teller terminals).

In November 2008, Unibanco entered into an agreement with AIG regarding the exchange of shares that Unibanco and AIG respectively held in certain Brazilian insurance companies, as follows: (i) Unibanco acquired, for US$820 million, the shares held by AIG in Unibanco AIG Seguros S.A., which changed its name to Unibanco Seguros S.A. (“Unibanco Seguros”); and (ii) AIG acquired, for US$15 million, the shares held by Unibanco in AIG Brasil Companhia de Seguros S.A. (“AIG Seguros”). Upon the completion of the exchange, Unibanco Seguros, as well as Unibanco AIG Vida e Previdência S.A. and Unibanco AIG Saúde Seguradora S.A., which had previously been Unibanco Seguros’ wholly-owned subsidiaries, became our wholly-owned subsidiaries.

Itaú Unibanco Holding S.A. – 2010 Reference Form	53

In August 2009, Itaú Unibanco Holding and Porto Seguro entered into an operating agreement that provided for the offering and distribution, on an exclusive basis, of homeowner and automobile insurance products to customers of Itaú Unibanco Holding in Brazil and Uruguay (the “Porto Seguro Alliance”). In connection with the Porto Seguro Alliance, Itaú Unibanco Holding transferred all the assets and liabilities related to its then current portfolio of homeowner and automobile insurance to Itaú Seguros de Auto e Residência S.A. (“ISAR”), all of the shares of which were subsequently transferred to Porto Seguro. In exchange, Porto Seguro issued shares representing 30.0% of its capital stock to Itaú Unibanco Holding and its affiliates. The controlling shareholders of Porto Seguro and Itaú Unibanco Holding established a new company named Porto Seguro Itaú Unibanco Participações S.A. (“PSIUPAR”), and transferred their shares of Porto Seguro to PSIUPAR. The controlling shareholders of Porto Seguro remained controlling shareholders of PSIUPAR, which became the parent company of Porto Seguro. Itaú Unibanco Holding is entitled to nominate two members of the Board of Directors of each of Porto Seguro and PSIUPAR. ISAR, which is directly controlled by Porto Seguro and indirectly controlled by PSIUPAR, will be managed by Porto Seguro and will utilize the trademarks “Porto Seguro,” “Itaú Unibanco” and “Azul.” As of August 2009, Itaú Unibanco (through Itaú Seguros) had 3.4 million automobiles and 1.2 million homes insured, which were subsequently transferred to ISAR. In October 2009, SUSEP granted authorization for the corporate acts related to the Porto Seguro Alliance. The approval by CADE for the transaction is still pending. The results of PSIUPAR have been proportionally consolidated in our financial statements since the fourth quarter of 2009 based on our 30.0% ownership interest.

In November, 2009, Itaú Seguros and XL Swiss Holding Ltd. (“XL Swiss”), a company controlled by XL Capital Ltd. (“XL Capital”), signed an agreement providing for the acquisition by Itaú Seguros of XL Swiss’ participation in Itaú XL Seguros Corporativos S.A. (“Itaú XL”) such that Itaú XL will be wholly owned by us. In line with XL Capital’s interest in continuing to operate in Brazil and our existing relationship with XL Capital, a separate arrangement has been entered into by which Itaú Seguros will provide insurance to XL Capital’s clients in Brazil and XL Capital’s Global Program clients with operations in Brazil. These insurance policies will be reinsured by a reinsurance company of XL Capital constituted in Brazil in the same way that they were reinsured before the termination of the joint venture. The acquisition by Itaú Seguros of 100% of the shares of Itaú XL held by XL Swiss was approved by SUSEP on October 6, 2010. On November 9, 2010, SUSEP approved the change of Itaú XL’s corporate name to Itaú Unibanco Seguros Corporativos S.A.

In December 2009, Allianz South America Holding B.V. entered into an agreement with Itaú Unibanco Holding for the purchase of the 14.03% indirect interest that Itaú Unibanco Holding held in Allianz Seguros for R$109 million. Also in December 2009, Itaú Seguros and Itaú Unibanco entered into an agreement with a subsidiary of Tempo Participações S.A. for the sale of all the shares of Unibanco Saúde Seguradora held by Itaú Seguros and Itaú Unibanco for R$55 million.

Private Retirement Plans

As of December 31, 2010, balances under private retirement plans (including VGBL but excluding our 30% interest in Porto Seguro) totaled R$51,455 million, an increase of 18.5% compared to December 31, 2009. As of December 31, 2010, we were the second largest private retirement plan manager in Brazil based on total liabilities according to SUSEP. As of December 31, 2010, we had R$51,891 million in assets related to our private retirement liabilities (including VGBL but excluding our 30% interest in Porto Seguro). In 2010, we concentrated our activities on managing private retirement plans.

Capitalization Products

Capitalization products are savings account products that generally require a customer to deposit a fixed sum with us to be returned at the end of an agreed upon term, with accrued interest. In return, the customer is automatically entered into periodic drawings for the opportunity to win a significant cash prize. As of December 31, 2010, we had 9.9 million in capitalization products outstanding, representing R$2,620 million in liabilities with assets that function as guarantees of R$2,646 million. We distribute these products through our retail network, Itaú Personnalité and Itaú Uniclass branches, electronic channels and ATMs. These products are sold by our subsidiary, Cia. Itaú de Capitalização S.A. During 2010, R$1,725 million of capitalization products were sold and we distributed over R$42.9 million in cash prizes to 1,942 customers.

Itaú BBA

Itaú BBA is responsible for our corporate and investment banking activities. As of December 31, 2010, Itaú BBA offered a complete portfolio of products and services to approximately 2,400 companies and conglomerates in Brazil through a team of highly qualified professionals. Itaú BBA’s activities range from typical operations of a commercial bank to capital markets operations and advisory services for mergers and acquisitions. These activities are fully integrated, which enables Itaú BBA to achieve a performance tailored to its clients’ needs.

As of December 31, 2010, our corporate loan portfolio reached R$108,708 million. On-lending, especially BNDES on-lending, and financing of large-scale projects, as well as stronger economic conditions when compared to 2009, were the main contributors to the growth of our corporate loan portfolio in 2010.

Itaú Unibanco Holding S.A. – 2010 Reference Form	54

In investment banking, the fixed income department was responsible for the issuance of debentures and promissory notes that totaled R$18,888 million and securitization transactions that amounted to R$4,677 million in Brazil in 2010. According to ANBIMA, Itaú BBA was the leader in distribution of fixed income in 2010 with a 23.3% market share, thus maintaining the bank’s historic leadership in the domestic fixed income market. In the international debt markets, Itaú BBA acted as joint bookrunner in issuances of US$13,275 million of debt securities in 2010, earning the second place in ANBIMA’s rankings of Brazilian-based corporate issuers including sovereign issuers. In 2010, Itaú BBA was the first Brazilian bank to lead an issuance for the Brazilian National Treasury with the Global 2041 sovereign Brazilian bonds issuance of US$550 million. With respect to equity issuances, Itaú BBA coordinated public offerings that totaled R$132,284 million in 2010, and ranked first in ANBIMA’s origination rankings in Brazil, with 16.0% of the market share in Brazil in 2010.

In addition, Itaú BBA advised 35 merger and acquisition transactions with an aggregate deal volume of R$16,973 million in 2010, ranking second in Brazil based on the number of merger and acquisition deals according to Thomson.

During 2010, Itaú Corretora acted as a broker-dealer for transactions totaling R$204,208 billion on the BM&FBOVESPA for individual, institutional, foreign and company clients. This volume represents an increase of 28.0% over 2009. During 2010, Itaú Corretora was in second place in the ranking of brokerages, with a 6.4% market share.

Itaú BBA is also active in BNDES on-lending to finance large-scale projects, aiming at strengthening domestic infrastructure and increasing the productive capacity of companies in various industrial sectors. In consolidated terms, total loans granted by Itaú BBA under BNDES on-lending represented more than R$9,010 million in 2010, which ranks Itaú BBA second in on-lending to large companies (defined as companies with sales above R$60 million per year), with a 18.5% market share. Itaú BBA was the leader of BNDES-Exim (Support and Financing Program), with a volume of R$3,644 billion and a 23.5% market share in 2010. As an integral part of its risk management and sustainability policies, the on-lending of funds to large-scale projects is in compliance with Itaú Unibanco Holding’s Social and Environmental Risk Policy.

Itaú Unibanco Holding is the current leader in the ranking of Latin American banks which adopt the best corporate governance practices according to Management & Excellence consultancy and Latin Finance magazine. All lending categorised as project finance, as defined under Basel II, is also in compliance with the Equator Principles, which Itaú Unibanco Holding adopted in 2004, being the first financial institution from emerging markets to adopt the Equator Principles. The Equator Principles were launched in 2003 and became the benchmark within the financial sector for addressing environmental and social risks in project finance. By December 2010, 69 financial institutions had adopted the Equator Principles, and therefore had voluntarily committed themselves to incorporating the principles into projects worth US$10 million or more. The Equator Principles were revised in 2006 and were extended to advisory services in structuring projects. Itaú Unibanco Holding plays a leading role in the Equator Principles Steering Committee and Working Groups, having occupied the position of Chair of the Steering Committee from September 2008 until March 2010.

Itaú BBA focuses on the following products and initiatives in the international business unit: (1) structuring long-term, bilateral and syndicated financing; and (2) spot foreign exchange (whereby a foreign exchange purchase in reais or sale in foreign currency is completed in two business days), which exceeded US$63,263 million in volume in 2010. In addition, in 2010 Itaú BBA continued to offer a large number of lines of credit for foreign trade, having a total of approximately US$7,461 million in lines of credit drawn from corresponding banks as of December 31, 2010.

In August 2010, Itaú BBA was recognized by Institutional Investor magazine as the best research team in Brazil. In October 2010, Itaú BBA was also recognized for the second consecutive year as “Domestic Cash Management Provider in Brazil” by Euromoney magazine. In December 2010, Itaú BBA was recognized by IFR Thomson as “Best Latin America Equity House.”

Trade Financing

As of December 31, 2010, our trade finance portfolio accounted for US$10,459 million, of which US$9,320 million was export related (both pre-export and post-export financing). Our export financing to larger corporate customers is generally unsecured, but some transactions require complex guarantees, particularly those originally structured to be syndicated. Our import financing business accounted for US$1,140 million as of December 31, 2010. For the year ended December 31, 2010, our total volume of foreign exchange transactions related to exports was approximately US$18,214 million and our total volume of foreign exchange transactions related to imports was approximately US$22,962 million.

Itaú Unibanco Holding S.A. – 2010 Reference Form	55

Consumer credit

Vehicle financing

As of December 31, 2010, our portfolio of vehicle financing, leasing and consortium lending consisted of approximately 3.8 million contracts, of which approximately 71.1% were non-accountholder customers. The personal loan portfolio relating to vehicle financing and leasing grew 15.1% to R$60,190 million in 2010 as compared to 2009, representing a market share in Brazil of approximately 34.2% as of December 31, 2010.

The vehicle financing sector in Brazil is dominated by banks and finance companies that are affiliated with vehicle manufacturers. According to ABEL, the Brazilian association of leasing companies, as of December 31, 2010, we were the largest leasing company in Brazil in terms of present value of lease operations.

We lease and finance vehicles through 13,706 dealers as of December 31, 2010. Sales are made through computer terminals installed in the dealerships that are connected to our computer network. Each vehicle financing application is reviewed based on credit scoring and dealer scoring systems. The dealer scoring system analyses the credit quality and amount of business provided by each vehicle dealer. We usually grant credit approvals within nine minutes, depending on the credit history of the customer. Approximately 81.1% of our credit approvals in 2010 were made instantaneously because we have developed scoring models that permit pre-approvals for our customers, which provide us with a very efficient tool and high credit approval performance. Currently, all of the applications are processed through the internet, conferring more security and agility to the process of concession of credit, for the dealers, customers and us.

The truck financing division grew 58.5% in 2010 as compared to 2009, reaching R$6,755 million in December 31, 2010, including vehicle financing, leasing and the National Industrial Finance Authority (Fundo de Financiamento para Aquisição de Máquinas e Equipamentos Industriais or “FINAME”). The financial volume of transactions relating to motorcycles increased 24.04% in 2010. Itaú Unibanco Holding has a partnership with MMC Automotores do Brasil Ltda. And SBV Automotores do Brasil Ltda. For exclusive financing of the “Mitsubishi” and “Suzuki” brands. The financial volume of related transactions reached R$616 million in 2010, an increase of 66.4% compared to 2009. The agreement includes that Itaú Unibanco Holding will provide loans to Mitsubishi and Suzuki dealers and that dealers will offer our products and services to their customers.

Redecard

Redecard is a multibrand credit card provider in Brazil, also responsible for the capturing, transmission, processing and settlement of credit, debit and benefit card transactions. We held 50.0% plus one share of Redecard’s capital stock since March 30, 2009, at which time its results were presented on a fully consolidated in our financial statements. In May 2010, Hipercard, a subsidiary of Itaú Unibanco, entered into an agreement with Redecard, also a subsidiary of Itaú Unibanco, pursuant to which, beginning in the second quarter of 2010, Redecard captured Hipercard transactions and Hipercard had access to Redecard’s nationwide infrastructure and network, which is expected to improve the efficiency and speed of Hipercard’s merchant affiliations.

International Operations

Banco Itaú Argentina

Argentina is the third largest economy in Latin America by GDP, Brazil’s main trading partner and one of the countries with the highest GDP per capita in South America. We believe recent increases in banking penetration demonstrate that the Argentine financial system has ample growth potential. Banco Itaú Argentina’s core business is retail banking, with approximately 264,000 customers in the Argentine middle and upper-income segment as of December 31, 2010. Compared with 2009, this represents a 2.4% increase in the number of customers. As of December 31, 2010, Banco Itaú Argentina had assets of R$2,343 million, loan and leasing operations of R$1,354 million, deposits totaling R$1,783 million and shareholders’ equity of R$149 million. As of the same date, Banco Itaú Argentina had 81 branches 194 ATMs, and 22 customer site branches.

Banco Itaú Chile

Banco Itaú Chile started its official activities on February 26, 2007, when BAC transferred the operations of BankBoston Chile and BankBoston Uruguay to us. This acquisition increased our presence in Latin America and expanded the scope of our operations. In addition, Itaú Chile Inversiones Servicios y Administración S.A. provides services related to collection, securitization and insurance.

As of December 31, 2010, our consolidated Chilean operations had R$12,313 million in assets, R$9,285 million in loans and leases, R$7,662 million in deposits and R$1,415 million in shareholders’ equity. According to the Chilean banking and financial institutions regulator (Superintendencia de Bancos e Instituciones Financieras –SBIF), as of that same date, Banco Itaú Chile ranked eighth in the Chilean loans and leases market with a 3.4% market share and ranked sixth in number of demand deposit accounts in the private sector, with approximately 143,000 accounts as of December 31, 2010.

Itaú Unibanco Holding S.A. – 2010 Reference Form	56

Banco Itaú Chile offers several products such as factoring, leasing, corporate finance, mutual funds, insurance brokerage and trading, which are offered through different entities and different lines of business. The retail segment focuses on the upper-income segment that, as of December 31, 2010, accounted for 59.7% of Banco Itaú Chile’s total revenues. As of December 31, 2010, Banco Itaú Chile had 49 ATMs and 75 branches, of which 66.7% were located in Santiago. Banco Itaú Chile’s commercial banking segment offers a wide range of products to improve customer experience by building a competitive advantage based on service quality, products and processes for targeted customers (companies with annual revenues of between US$2 million and US$100 million). Banco Itaú Chile’s global corporate banking segment offers local and international corporate finance capabilities such as syndications, private placements and securitizations. It also provides trade financing and global treasury services complementing Banco Itaú Chile’s marketing strategy. Treasury products such as foreign exchange and derivatives are a key part of this strategy.

Banco Itaú Uruguay

Banco Itaú Uruguay is one of the leading financial institutions in Uruguay. Local operations also include the main credit card Issuer, OCA S.A. (“OCA”), and the pension fund management company Unión Capital AFAP S.A. (“Unión Capital”). Banco Itaú Uruguay’s strategy is to serve a broad range of customers through customized banking solutions. As of December 31, 2010, Banco Itaú Uruguay had R$3,572 million in assets, ranking second in terms of asset volume among private banks in Uruguay, according to the Uruguayan Central Bank (Banco Central del Uruguay or “BCU”), R$1,431 million in loans and leases, R$2,749 million in deposits and R$299 million in shareholders’ equity.

The retail banking business is focused on individuals and small business customers, with more than 150,000 customers as of December 31, 2010. The core branch network is located in the metropolitan area of Montevideo with 16 branches. In addition, Banco Itaú Uruguay has branches in Punta del Este, Tucuarembó, Salto, Paysandú y Mercedes. Banco Itaú Uruguay has a leading position in the debit card segment of private banks in Uruguay with 17.9% market share as of December 31, 2010, according to BANRED, and a leading role as a credit card Issuer (mainly Visa), with a 26.5% market share as of December 31, 2010 based on the aggregate amount of credit card purchases in Uruguay according to Visanet Compañía Uruguaya de Medios de Procesamiento S.A. Retail products and services focus on the middle and upper-income segments, and also include current and savings accounts, payroll payment, self-service areas and ATMs in all branches, and phone and internet banking. The wholesale banking division is focused on multinational companies, financial institutions, large and medium-sized corporations and the public sector. It provides lending, cash management, treasury, trade and investment services. Additionally, the private banking business unit provides a dedicated regional service (for both resident and non-resident customers), offering a full portfolio of local and international financial market products.

OCA is the main credit card Issuer in Uruguay, with a 41.0% share in tis segment based on the aggregate amount of credit card purchases in Uruguay as of December 31, 2010, and an approximately 50.0% market share in terms of number of transactions processed. OCA performs the three main credit card operations: customer acquisition, issuance of cards and transaction processing. The main products offered by OCA are credit cards and consumer loans and it had approximately 368,000 customers, and a network of 20 branches, as of December 31, 2010.

Unión Capital is a pension fund management company which has been operating in Uruguay since 1996, when the current Uruguayan pension system was created. As of December 31, 2010, it had approximately 213,000 customers, managed US$1,111 million in pension funds, with a market share of 16.6%, according to the BCU.

Banco Itaú Paraguay

Banco Itaú Paraguay formerly known as Interbanco, was set up in Paraguay in 1978 and has become one of the largest banks in the Paraguayan financial market. In 1995, Interbanco was acquired by Unibanco, and the “Itaú” brand has been present in the country since July 12, 2010. Banco Itaú Paraguay has experienced significant growth since 1999, expanding the variety and quality of its services across the country. As of December 31, 2010, Banco Itaú Paraguay had 19 branches, approximately 264,000 customers and 179 ATMs.

Banco Itaú Paraguay’s products and services operate under the following structure: corporate banking (small and medium-sized businesses, agribusiness, large companies, institutional clients) and consumer banking (individuals and payroll customers). Its main sources of income are consumer banking products, primarily credit cards. The retail segment also focuses on the payroll customers, which allows Banco Itaú Paraguay to have pre-approved products to all customers who receive their wages through the bank.

Under corporate banking, Banco Itaú Paraguay has a well-established presence in the agribusiness segment, which has experienced attractive credit performance. Banco Itaú Paraguay has been the most profitable bank in Paraguay for the past six years. As of December 31, 2010, Banco Itaú Paraguay had R$2,281 million in total assets, including R$1,440 million in loans and leases and R$1,725 million in deposits.

Itaú Unibanco Holding S.A. – 2010 Reference Form	57

Banco Itaú Paraguay is also recognized by launching innovative products and services under the brand “24IN.” It provides its customers several products and services, such as International Debit Card Cirrus Maestro and the internet Banking Service Interhome Banking and also offers banking customer information through mobile phones with the Click Banking service.

Banco Itaú BBA International

Banco Itaú BBA International, formerly known as Banco Itaú Europa S.A., is a Portuguese-chartered bank controlled by Itaú Unibanco Holding. Banco Itaú BBA International focuses mainly on two lines of business:

•
Corporate banking: providing international corporate banking, international capital markets operations, foreign trade financing and other financial services to support investments and other economic relations between Latin America and Europe through its operations in Lisbon, Funchal (Madeira) and London and offices in Madrid, Frankfurt and Paris.

•
Private banking: delivering offshore and international private banking products and services to our Latin American customer base, through its subsidiaries (BIE Luxembourg, BIE Bank & Trust Bahamas, BIE International (Miami), Itaú Europa Securities (Miami) and Banco Itaú Suisse).

As of December 31, 2010, Banco Itaú BBA International had US$6,997 million in assets, US$3,254 million in loans and leases, US$1,885 million in deposits and US$913 million in shareholders’ equity.

Banco Itaú BBA International’s corporate banking business offers several products, such as credit, derivatives and advisory services for European companies with Latin American subsidiaries.

The private banking business provides financial and asset management services to Latin American customers, putting at their disposal a diversified and specialized range of investment funds, dealing in and managing securities and other financial instruments, trusts and investment companies on behalf of customers. The private banking business has clients in Argentina, Brazil, Chile, Mexico, Uruguay, Venezuela and others. Assets under management of the private banking business amounted to US$12,733 million as of December 31, 2010.

All of our transactions with Banco Itaú BBA International and its subsidiaries are on an arm’s length basis. Banco Itaú BBA International’s senior unsecured debt is rated Baa1 by Moody’s and BBB+ by Fitch.

Other International Operations

Our other international operations have the following objectives:

(1) Support our customers in cross-border financial transactions and services:

The international business units of Itaú Unibanco Holding are active in providing our customers with a variety of financial products such as trade financing, loans from multilateral credit agencies, offshore loans, international cash management services, foreign exchange, letters of credit, guarantees required in international bidding processes, derivatives for hedging or proprietary trading purposes, structured transactions, and international capital markets offerings. These services are mainly offered through our branches in Nassau, New York, the Cayman Islands, and Uruguay, as well as through Banco Itaú Argentina and Banco Itaú Chile.

Also among our international business units, Itaú Unibanco’s Tokyo branch offers a portfolio of services and products that satisfy the banking needs of Brazilians living in Japan. On September 7, 2004, the Financial Service Agency in Japan granted a banking licence to Itaú Unibanco, and our Tokyo branch started its operations in October of the same year. On December 23, 2006, we acquired the portfolio of customers and respective deposits of Banco do Estado de São Paulo S.A. (“BANESPA”) branch in Japan.

(2) Manage proprietary portfolios and raise capital through the issuance of securities in the international market.

Capital raising through the issuance of securities, certificates of deposit, commercial paper and trade notes can be executed by Itaú Unibanco’s branches located in the Cayman Islands, Bahamas and New York, as well as through Itaú Bank Ltd. (“Itaú Bank”), a banking subsidiary incorporated in the Cayman Islands.

The proprietary portfolios are mainly held by Itaú Bank and Itaú Unibanco Cayman Islands branch. These offices also enhance our ability to manage our international liquidity. Itaú BBA’s proprietary positions abroad are booked in the Itaú BBA’s Nassau branch.

Through our international operations, we establish and monitor trade-related lines of credit from foreign banks and maintain correspondent banking relationships with money centers and regional banks throughout the world and oversee our other foreign currency-raising activities.

Itaú Unibanco Holding S.A. – 2010 Reference Form	58

(3) Participate in the international capital markets as dealers:

Itaú BBA has equity and fixed income sales and trading teams in São Paulo, New York, London, Hong Kong and Tokyo. Besides having one of the largest sales and trading teams in Latin America, we have the largest research analyst team in Latin America and provide extensive coverage of over 130 listed companies in Brazil, Mexico and Argentina. Our international fixed income and equity teams are active in trading and offering Brazilian and Latin American securities to institutional investors.

(4) In addition, we are also present and servicing our clients in Asia, especially in China, through Itaú BBA’s representative office in Shanghai.

b) revenue arising from the each segment and their share in the Issuer’s net revenue

The table below presents income from financial operations before loan losses and fee and commission income data for each of our three business units, and such income and fees classified under corporate and treasury, for each of the years ended December 31, 2010, 2009 and 2008.

	Year Ended December 31,
	2010	2009	2008(1)
	(In millions of R$)
Commercial banking	36,243	32,465	22,618
Income from financial operations before loan losses(2)	27,046	24,247	14,912
Fee and commission income	9,197	8,218	7,706
Itaú BBA	6,532	5,566	3,619
Income from financial operations before loan losses(2)	4,600	4,075	2,840
Fee and commission income	1,932	1,491	779
Consumer credit	15,358	16,270	9,488
Income from financial operations before loan losses	9,405	10,767	6,769
Fee and commission income	5,953	5,503	2,719
Corporate and treasury(3)	4,590	6,987	(1,161)
Income from financial operations before loan losses(2)	4,209	7,027	(1,161)
Fee and commission income	381	(40)	—
Total	62,723	61,288	34,564
Income from financial operations before loan losses	45,260	46,116	23,360
Fee and commission income	17,463	15,172	11,204
(1)	The results for 2008 reflect the consolidation of the operations of Unibanco only for the fourth quarter of 2008.

(2)	For comparison purposes, income from financial operations before loan losses from commercial banking and Itaú BBA was reclassified to corporate and treasury in 2008.

(3)
Corporate and treasury includes the results related to the trading activities in our proprietary portfolio, trading related to managing currency, interest rate and other market risk factors, gap management and arbitrage opportunities in domestic and foreign markets. It also includes the results associated with financial income from the investment of our excess capital.

We mainly carry out our business activities in Brazil and we do not break down our revenues by geographic region within Brazil. Our revenues consisting of income from financial operations before loan losses, fee and commission income and insurance premiums, income on private retirement plans and capitalization plans are divided between revenues earned in Brazil and abroad. The information in the table below presents revenue for each of the years ended December 31, 2010, 2009 and 2008 and is presented after eliminations upon consolidation.

	Year Ended December 31,
	2010	2009	2008(1)
	(In millions of R$)
Interest income from loan and leases	45,260	46,116	23,360
Brazil	42,968	44,188	21,328
Abroad	2,292	1,927	2,032
Fee and commission income	17,463	15,172	11,204
Brazil	16,546	14,476	10,557
Abroad	917	696	647
Insurance premiums, income on private retirement plans and on capitalization plans	2,658	2,432	1,307
Brazil	2,642	2,412	1,304
Abroad	16	20	3
(1)	The results for 2008 reflect the consolidation of the operations of Unibanco only for the fourth quarter of 2008.

Itaú Unibanco Holding S.A. – 2010 Reference Form	59

The table below presents revenues abroad by business units for each of the years ended December 31, 2010, 2009 and 2008:

	Year Ended December 31,
	2010	2009	2008(1)
	(In millions of R$)

Commercial Bank	2,467	2,117	1,491
Argentina(2)	169	185	231
Chile(3)	500	443	467
Uruguay(4)	135	73	180
Other companies abroad(5)	1,663	1,416	613
Itaú BBA	656	412	1,073
Other companies abroad(5)	656	412	1,073
Itaú Unibanco – Credit Card	105	114	117
Argentina(2)	22	21	25
Chile(3)	18	14	—
Uruguay(4)	65	79	92

(1)	The results for 2008 reflect the consolidation of operations from Unibanco only for the fourth quarter of 2008.

(2)
Includes Banco Itaú Argentina S.A, Itaú Asset Management S.A., Sociedad Gerente de Fondos Comunes de Inversión, Itrust Servicios Inmobiliarios S.A.C.I (formerly known as Itrust Servicios Financieros S.A) and Itaú Sociedad de Bolsa S.A.

(3)
Includes Itaú Chile Holdings, Inc., BICSA Holdings LTD., Banco Itaú Chile S.A., Itaú Chile Inversiones, Servicios y Administración S.A., Itaú Chile Corredor de Bolsa Ltda., Itaú Chile Corredora de Seguros Ltda., Itaú Chile Administradora General de Fondos S.A., Itaú Chile Securitizadora S.A., Recuperadora de Créditos Ltda. and Itaú Chile Compañia de Seguros de Vida S.A.

(4)	Includes ACO Ltda., Banco Itaú Uruguay S.A., OCA Casa Financiera S.A., OCA S.A, and Unión Capital AFAP S.A.

(5)
Includes Itaú Unibanco’s Grand Cayman, New York, Tokyo and Nassau branches, Itaú BBA’s Nassau branch, Itaú BBA’s Uruguay branch, Itaú Unibanco Holding’s Grand Cayman branch, the Unibanco Grand Cayman Branch, BIEL Holdings AG, IPI - Itaúsa Portugal Investimentos, SGPS Lda., Itaú Europa Luxembourg, Itaúsa Europa - Investimentos, SGPS, Lda., Itaú Europa, SGPS, Lda., Itaúsa Portugal - SGPS, S.A., Banco Itaú BBA International, Itaú BBA International (Cayman) Ltd., Banco Itaú Europa Luxembourg S.A., BIE Cayman, Ltd., Banco Itaú Europa International, BIE Bank & Trust Bahamas Ltd., Itaú Europa Securities Inc., Itaú Madeira Investimentos, SGPS, BIE Director Ltda, BIE Ltda, BIE Nominees, Ltd., Fin Trade, Kennedy Director International Services S.A., Federal Director International Services S.A., Bay State Corporation Limited and Cape Ann Corporation Limited; BFB Overseas Cayman, Ltd., Itau Bank Ltd., ITB Holding Ltd., Jasper International Investment LLC, Unibanco Cayman Bank Ltd., Unibanco Securities, Inc., UBB Holding Company, Inc., Uni-Investments Inter. Corp., Unipart Partic. Internac. Ltd., Rosefield Finance Ltd., Banco Itaú Paraguay S.A., Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltd., Topaz Holding Ltd., United Corporate Services Inc., Itaú International Investment LLC, Albarus S.A., Banco Del Paraná S.A., Garnet Corporation, Itaú International Holding Limited, Mundostar S.A., Karen International Ltd., Nevada Woods S.A., Itaú Asia Securities Ltd., Libero Trading International Ltd., Itau BBA USA Securities, Inc., Itaú Middle East Securities Limited, Unipart B2B Investments, S.L., Tarjetas Unisoluciones S.A. de Capital Variable, Proserv - Promociones y Servicios S.A. de C. V., Itaú BBA UK Securities Limited. For the year ended December 31, 2010, also included Banco Itaú Suisse S.A., UBT Finance S.A., Itaú Japan Asset Management Ltd. and Itaú Beijing Investment Consultancy Limited. For the year ended December 31, 2009, also included BIEL Fund Management Company S.A., Advisory Holding Company S.A., BFB Overseas N.V., UBB Delaware I LLC., IEL Fund Management Company S.A., Advisory Holding Company S.A., Zux SGPS, Lda., Agate SARL, Amethyst Holding Ltd., Spinel Corporation and Tanzanite Corporation.

Itaú Unibanco Holding S.A. – 2010 Reference Form	60

c) income or loss arising from the segment and its share in the Issuer’s net income or loss

R$ million
	ITAÚ UNIBANCO
2010	COMMERCIAL BANK	ITAÚ BBA	CONSUMER CREDIT	CORPORATE + TREASURY (1)	ITAÚ UNIBANCO

Managerial Financial Margin	27,065	4,601	9,405	3,611	44,662
Financial Margin with Customers	26,646	4,601	9,405	-	40,633
Financial Margin with the Market	-	-	-	4,029	4,029
Financial Margin with the Corporation	418	-	-	(418)	-

Result of loan losses	(7,915)	186	(3,913)	(18)	(11,660)
Allowance for loan losses	(10,804)	(182)	(4,932)	(18)	(15,936)
Recovery of Credits Written Off as Losses	2,889	368	1,019	0	4,276

Gross income from financial operations	19,150	4,787	5,492	3,593	33,002

Other Operating Income/(Expenses)	(10,252)	(837)	(1,817)	(703)	(13,636)
Banking service fees	9,220	1,932	5,953	381	17,463
Operating Result of Insurance, Pension Plans and Capitalization	1,871	-	284	503	2,658
Non-interest Expenses	(19,700)	(2,242)	(7,125)	(1,596)	(30,657)
Tax Expenses for ISS, PIS and Cofins	(2,139)	(388)	(1,014)	(345)	(3,885)
Equity in earnings of affiliates	19	(6)	-	210	224
Other operating income	476	(133)	85	144	561

Operating income	8,897	3,949	3,674	2,890	19,366

Non-operating Income	19	51	(1)	10	80

Income Before Tax and Profit Sharing	8,916	4,001	3,674	2,900	19,445
Income tax and social contribution	(2,536)	(1,035)	(1,078)	(589)	(5,238)
Profit Sharing	(100)	(124)	(26)	(12)	(261)
Minority Interests	-	-	-	(970)	(924)

Recurring Net Income	6,281	2,842	2,570	1,330	13,023

R$ million
	ITAÚ UNIBANCO
2009	COMMERCIAL BANK	ITAÚ BBA	CONSUMER CREDIT	CORPORATE + TREASURY (1)	ITAÚ UNIBANCO

Managerial Financial Margin	24,222	4,075	10,767	3,688	42,748
Financial Margin with Customers	22,289	4,075	10,767	-	37,127
Financial Margin with the Market	-	-	-	5,621	5,621
Financial Margin with the Corporation	1,933	-	-	(1,933)	-

Result of loan losses	(8,856)	(1,150)	(5,786)	1,626	(14,165)
Allowance for loan losses	(10,410)	(1,174)	(6,442)	1,626	(16,399)
Recovery of Credits Written Off as Losses	1,554	24	656	-	2,234

Gross income from financial operations	15,366	2,925	4,981	5,314	28,583

Other Operating Income/(Expenses)	(9,452)	(704)	(1,859)	(990)	(13,010)
Banking service fees	8,165	1,491	5,557	(40)	15,172
Operating Result of Insurance, Pension Plans and Capitalization	2,237	1	82	111	2,431
Non-interest Expenses	(18,400)	(1,793)	(6,658)	(1,024)	(27,877)
Tax Expenses for ISS, PIS and Cofins	(1,954)	(287)	(1,014)	(214)	(3,468)
Equity in earnings of affiliates	32	1	-	178	209
Other operating income	467	(117)	173	(1)	521

Operating income	5,914	2,221	3,122	4,324	15,572

Non-operating Income	117	(12)	(51)	14	68

Income Before Tax and Profit Sharing	6,031	2,209	3,071	4,338	15,640
Income tax and social contribution	(1,556)	(419)	(853)	(1,254)	(4,081)
Profit Sharing	(90)	(78)	(13)	(23)	(205)
Minority Interests	(1)	-	-	(871)	(864)

Recurring Net Income	4,383	1,712	2,204	2,190	10,491

Itaú Unibanco Holding S.A. – 2010 Reference Form	61

For comparison purposes, the financial margin of the commercial bank market and of Itaú BBA was reclassified to Corporate + Treasury in 2008.
,
R$ million
	ITAÚ UNIBANCO
2008	COMMERCIAL BANK	ITAÚ BBA	CONSUMER CREDIT	CORPORATE + TREASURY (1)	ITAÚ UNIBANCO

Managerial Financial Margin	15,362	3,112	6,770	2,441	27,689
Financial Margin with Customers	15,362	3,112	6,770	857	25,258
Financial Margin with the Market	-	-	-	1,585	2,431

Result of loan losses	(4,338)	(493)	(3,100)	-	(7,930)
Allowance for loan losses	(5,141)	(540)	(3,588)	-	(9,269)
Recovery of Credits Written Off as Losses	803	48	488	-	1,339

Gross income from financial operations	11,024	2,620	3,670	2,441	19,759

Other Operating Income/(Expenses)	(4,613)	(565)	(1,233)	(202)	(6,618)
Banking service fees	8,276	778	2,719	-	11,783
Operating Result of Insurance, Pension Plans and Capitalization	1,492	-	77	-	1,570
Non-interest Expenses	(13,668)	(1,089)	(3,657)	(76)	(18,490)
Tax Expenses for ISS, PIS and Cofins	(1,386)	(225)	(599)	(322)	(2,532)
Equity in earnings of affiliates	(0)	13	1	171	184
Other operating income	673	(41)	227	25	868

Operating income	6,411	2,055	2,436	2,239	13,141

Non-operating Income	15	(5)	(13)	2	(1)

Income Before Tax and Profit Sharing	6,426	2,050	2,424	2,241	13,140
Income tax and social contribution	(1,912)	(617)	(726)	(97)	(3,352)
Profit Sharing	(635)	(211)	(109)	(0)	(957)
Minority Interests	-	-	-	(461)	(461)

Recurring Net Income	3,879	1,221	1,589	1,682	8,371

Itaú Unibanco Holding S.A. – 2010 Reference Form	62

7.3. With respect to the products and services that correspond to the operating segments disclosed in item 7.2, describe:

a) characteristics of the production process

b) characteristics of the distribution process

c) characteristics of the markets in which the segment operates, in particular:
I - Share in each of the markets
II - State of competition in the markets

d) any seasonality

e) main inputs and raw materials, including details of:
I - Description of the relations established with suppliers, including whether they are subject to governmental control or regulation, indicating the bodies and the respective applicable legislation
II - Any dependence on few suppliers
III - Any volatility in their prices

Commercial Agreements, Associations and Partnerships

We have commercial agreements, associations and partnership agreements with over 100 retailers in the Brazilian market, serving more than 14.8 million customers as of December 31, 2010. Our consumer credit portfolios with respect to customers of those retailers amounted to R$23,394 million in 2010.

We have developed a strong presence in the consumer finance sector through our strategic alliances with main retailers in Brazil. Since 2001, when we established the first partnerships, these alliances have supported our consumer finance business through several products, such as co-branded credit cards, private label cards, personal loans and insurance.

Marketing and Distribution Channels

We provide integrated financial services and products to our customers through a variety of marketing and distribution channels. Our distribution network consists principally of branches, ATMs and customer site branches (“CSBs”), which are banking service centers located on corporate customer’s premises.

The following table provides information relating to our branch network, customer site branches and ATMs as of December 31, 2010 in Brazil and abroad:

	Branches	CSBs	ATMs
Itaú Unibanco	3,552	910	28,448
Itaú Personnalité	186	3	396
Itaú BBA	9	—	—
Total in Brazil	3,747	913	28,844
Itaú Unibanco abroad (excluding Latin America)	4	—	—
Argentina	81	22	194
Chile	75	—	49
Uruguay	41	1	35
Paraguay	19	8	179
Total	3,967	944	29,301

Itaú Unibanco Holding S.A. – 2010 Reference Form	63

The following table provides information relating to the geographic distribution of our distribution network throughout Brazil as of December 31, 2010:

Region	Branches	CSBs	ATMs

South	635	122	4,038
Southeast	2,495	643	20,711
Center-west	289	68	1,655
Northeast	256	46	1,889
North	72	34	551
Total in Brazil	3,747	913	28,844

Branches

As of December 31, 2010, we had a network of 3,747 full service branches throughout Brazil. As of December 31, 2010, 80.6% of our branches were located in the States of São Paulo, Rio de Janeiro and Minas Gerais in the Southeast region, Paraná in the South, and Goiás in the Center-west. The branch network serves as a distribution network for all of the products and services we offer to our customers, such as credit cards, insurance plans and private retirement plans.

Customer Site Branches

As of December 31, 2010, we operated 913 CSBs throughout Brazil. The range of services provided at the CSBs may be the same as those provided at a full service branch, or more limited according to the size of a particular corporate customer and its needs. CSBs represent a low-cost alternative to opening full service branches. In addition, we believe CSBs provide us with an opportunity to target new retail customers while servicing corporate customers and personnel.

ATMs

As of December 31, 2010, we operated 28,844 ATMs throughout Brazil. Our customers may conduct almost all account, related operations through ATMs. ATMs are low cost alternatives to employee-based services and give us points of service at costs significantly lower than branches. We also have arrangements with other network operators such as the brands “Cirrus” and “Maestro” to allow our clients to use simplified services through their networks.

Competition

General

The last several years have been characterized by increased competition and consolidation in the financial services industry in Brazil.

Retail Banking

As of December 31, 2010, there were 137 multiple-service banks, 19 commercial banks, and numerous savings and loan, brokerage, leasing and other financial institutions in Brazil.

We, together with Banco Bradesco S.A. (“Bradesco”), Banco Santander (Brasil) S.A. (“Banco Santander”) and HSBC Bank Brasil S.A. (“HSBC”) are the leaders in the non-state-owned multiple-services banking sector. As of December 31, 2010, these banks accounted for 42.0% of the Brazilian banking sector’s total assets. We also face competition from state-owned banks. As of December 31, 2010, Banco do Brasil S.A. (“Banco do Brasil”), BNDES and Caixa Econômica Federal (“CEF”), ranked first, fourth and fifth in the banking sector, respectively, accounting for 38.8% of the banking system’s total assets.

The table below sets forth the total assets of the top 14 banks in Brazil, ranked according to their share of the Brazilian banking sector’s total assets.

Itaú Unibanco Holding S.A. – 2010 Reference Form	64

	As of December 31, 2010(*)
	In billion of R$	% of Total Assets
Banco do Brasil(**)	779.3	17.8
Itaú Unibanco Holding	720.3	16.4
Bradesco	562.6	12.8
BNDES	520.8	11.9
CEF	401.4	9.2
Santander	376.0	8.6
HSBC	124.7	2.8
Banco Votorantim	110.7	2.5
Safra	76.3	1.7
Citibank	54.4	1.2
BTG Pactual	48.6	1.1
Banrisul	32.3	0.7
Deutsche	30.9	0.7
Credit Suisse	24.5	0.6
Others	522.7	12.0
Total	4.385,8	100.0

(*)	Based on banking services, excluding insurance and pension funds.

(**)	Includes the consolidation of 50.0% of Banco Votorantim based on Banco do Brasil ownership of a 50.0% interest in Banco Votorantim.

Source: Central Bank, 50 Largest Banks and the Consolidated Financial System (December 2010).

With the Association and the establishment of Itaú Unibanco Holding, new business opportunities arose in the domestic market, in which economies of scale have become crucial for competition. Itaú Unibanco Holding has a leading position in many areas in the domestic financial market. We achieved a market share of 16.4% based on total loans as of November 2010, positioning us at second place in the Brazilian market. Not considering the public banks, we had a leading position based on total loans with 27.6% of the Brazilian market share as of November 2010.

We also have a highly qualified team of employees. We intensified our presence in the Southern Cone (Argentina, Chile, Paraguay and Uruguay) to strengthen our operations in Latin America in order to become a leader in the international market. Our long-term strategy is to move gradually to a global position, but our strategy gives priority to the consolidation of our presence in the domestic and regional markets.

Credit Cards

The Brazilian credit card market is highly competitive, growing at a compound annual growth rate of over 21.9% over the last three years, according to the Brazilian Association of Credit Card Companies and Services (Associação Brasileira das Empresas de Cartões de Crédito e Serviços). Itaú Unibanco’s major competitors are Bradesco, Banco do Brasil and Banco Santander. Credit card companies are increasingly adopting alliances and co-branding strategies and adapting relationship pricing policies (interest rates, cardholder fees and merchant fees) in order to strengthen their position in the market.

Asset Management

The asset management industry in Brazil is still at an early stage of development compared to foreign markets, with the activity dominated by commercial banks offering fixed income funds to retail bank customers. The primary factors affecting competition in institutional funds are expertise and price. Our competition in the sector includes large and well-established banks such as Banco do Brasil and Bradesco as well as several other participants such as CEF, HSBC and Banco Santander.

Insurance

The Brazilian insurance market is highly competitive. Our primary competitors in this sector, excluding health insurance, are Bradesco, Banco do Brasil, CEF, Santander and other related companies. On December 31, 2010, this industry consisted of approximately 113 insurance companies of various sizes, including 30 conglomerates and 45 independent companies. Our alliance with Porto Seguro resulted in gains in scale and efficiency. Giving effect to our 30.0% ownership interest in Porto Seguro, we had a leading position based on insurance premiums as of December 2010, with 14.0% of Brazilian market share.

Itaú Unibanco Holding S.A. – 2010 Reference Form	65

Private Retirement Plans and Capitalization Products

Our primary competitors in private retirement plans and capitalization products are controlled by large commercial banks, such as Bradesco, Banco do Brasil, Santander (for private retirement plans only) and CEF, which, like us, take advantage of their branch network to gain access to the retail market.

Corporate and Investment Banking

In the wholesale credit market, Itaú BBA contends for the top spot against Banco do Brasil (including its 50.0% stake in Banco Votorantim) based on aggregate loan volume, where it is currently followed by Bradesco and Santander Brasil.

Itaú BBA also has a prominent position in the derivatives market, particularly in structured derivatives. In this market, its main competitors are the international banks, namelly Banco de Investimentos Credit Suisse (Brasil) S.A., HSBC, Banco JP Morgan S.A., Banco Morgan Stanley S.A. and Banco Santander.

Itaú BBA also has a leading position in the cash management market, where its main challengers are Banco do Brasil, Santander and Bradesco. In 2010, Itaú BBA received the “Domestic Cash Management Provider in Brazil” award from Euromoney, for the second consecutive time.

In investment banking, Itaú BBA’s main competitors include Santander, Banco de Investimentos Credit Suisse (Brasil) S.A., Banco Merrill Lynch de Investimentos S.A., Banco Morgan Stanley S.A., Banco JP Morgan S.A., Bradesco and Banco BTG Pactual S.A. In 2010, Itaú BBA ranked in a top-one or two position in each of equity capital markets, debt capital markets and mergers and acquisitions.

Consumer Finance Industry

Competitors in the consumer finance industry include HSBC, Santander and Bradesco, as well as Banco Panamericano S.A., Citifinancial, a brand of Banco Citibank S.A., GE Money, a brand of Banco GE Capital S.A. and Banco Ibi S.A. Key competitive factors in this industry are distribution, strong brands, consumer relationship management and strategic alliances with key retailers.

Real Estate Financing

The main player in the Brazilian real estate market is CEF, a government owned bank. CEF is focused on real estate financing and, with its aggressive pricing strategy, is the leader in this market. This position is reinforced with the “Minha Casa Minha Vida” (My Home My Life) Federal program, which is responsible for the construction and financing of one million low-income homes and for which CEF is the main operator. There are also two important private bank competitors: Banco Santander and Bradesco.

Seasonality

Generally our retail banking and our credit card businesses have some seasonality, with increased levels of retail and credit card transactions during the Christmas season and a subsequent decrease of these levels at the beginning of the year. We also have some seasonality in our banking service fees related to collection services at the beginning of the year, which is when taxes and other fiscal contributions are generally paid. Finally, we experience a seasonal decrease in personnel expenses in the first quarter of the year because of the summer vacation season during this period.

7.4. Identify whether there are clients that are responsible for more than 10% of the Issuer’s net revenue, stating:

a) amount of revenue arising from the client

There are no clients that account for more than 10% of the Issuer’s revenue.

b) operating segments affected by the revenues arising from the client

The table below shows the concentration of loan, lease, other credit operations and the securities transactions of companies and financial institutions:

Itaú Unibanco Holding S.A. – 2010 Reference Form	66

					R$ million
	December, 31
	2010		2009		2008
Loan, lease and other credit operations and securities of companies and financial institutions (*)	Risk	% of total	Risk	% of total	Risk	% of total
Largest debtor	4,436,216	1.2	3,351,437	1.1	7,950,623	2.5
20 largest debtors	44,697,920	11.9	34,875,013	11.3	44,192,721	14.0
50 largest debtors	69,990,469	18.7	55,367,738	18.0	69,383,770	22.0
100 largest debtors	92,206,387	24.6	73,494,272	23.9	90,844,640	28.8

(*) The amounts include endorsements and sureties.

7.5. Describe the effects of state regulation on the Issuer’s activities, specifically commenting on:

a) the need for governmental permits for the performance of activities and the history of the Issuer’s relationship with the public authorities in obtaining such permits

In order to conduct its activities, the Issuer depends on prior permits from the Central Bank.

Incorporated on September 9, 1943 under the name Banco da Metrópole de São Paulo S.A., registered with the São Paulo Board of Trade under number 20.683 on April 22, 1944, the Issuer obtained a permit for operating as a financial institution on July 24, 1944. However, its history traces back to the activities of Itaú and Unibanco. On September 27, 1924, the banking department of Casa Moreira Salles started to operate, later becoming Banco Moreira Salles.  The institution, which would play the leading role in a continuous process of mergers and acquisitions, adopted the name of Unibanco in 1975.  In the Itaú group, the origins go back to 1944, when the members of the Egydio de Souza Aranha family founded Banco Federal de Crédito S.A. in São Paulo.

In relation to the capital markets, the Issuer’s shares were admitted for trading on BM&FBOVESPA in March 2003, replacing the shares of the institution that is currently named Itaú Unibanco S.A., which were admitted for trading on BM&FBOVESPA on October 20, 1944.

The Brazilian financial system and banking regulation

The basic institutional framework of the Brazilian financial system was established in 1964 through Law No. 4,595 of December 31, 1964, or the “Banking Reform Law.” The Banking Reform Law regulates the National Financial System, composed of the CMN, the Central Bank of Brazil, Banco do Brasil, the National Bank for Economic and Social Development (“BNDES”), and the many financial institutions from public and private sectors. This legislation created the CMN, a regulatory agency responsible for establishing monetary and credit policies for the promotion of economic and social development, as well as the operation of the financial system. This law confers on the CMN powers to set the loan and capital limits, approve monetary budgets, establish exchange and interest rate policies, oversee activities related to stock markets, regulate the organization and operation of financial institutions in the public and private sectors, give authority to the Central Bank over issuing banknotes and setting reserve requirement levels, and setting out general guidelines related to the banking and financial markets.

Principal Regulatory Agencies

CMN

The CMN is the highest authority responsible for the monetary, credit, budgetary, fiscal and public debt policies.  The CMN is chaired by the Minister of Finance and includes the Minister of Planning, Budget and Management and the Chairman of the Central Bank.  The CMN is responsible for regulating the credit operations carried out by the financial institutions, regulating the Brazilian currency, supervising Brazil’s reserves of gold and foreign exchange, determining Brazilian savings and investment policies and regulating the capital markets.  In this context, the CMN also oversees the activities of the Central Bank of Brazil and the Brazilian Securities Commission (“CVM”).

Itaú Unibanco Holding S.A. – 2010 Reference Form	67

Central Bank of Brazil

The Central Bank is responsible for implementing the policies of the CMN as they relate to monetary and foreign exchange control policies, regulating public and private Brazilian financial institutions, monitoring and registering foreign investments in Brazil and overseeing the Brazilian financial markets.  The Chairman of the Central Bank is appointed by the President of Brazil for an indefinite term that is subject to ratification by the Brazilian Senate.  Since January 2011, the Chairman of the Central Bank has been Mr. Alexandre Antônio Tombini.

CVM

The CVM is the body responsible for regulating the Brazilian securities and derivatives markets in accordance with the general regulatory framework determined by the CMN.  The CVM also regulates companies whose securities are traded on the Brazilian securities markets, as well as investment funds.

SUSEP

The Superintendency of Private Insurance (“SUSEP”), a body linked to the Ministry of Finance, created by Decree-Law No. 73, of November 21, 1966, is responsible for controlling and inspecting the markets of insurance, open private pension plans, capitalization and reinsurance in Brazil.

CNSP

The Brazilian Private Insurance Council (“CNSP”), also created by Decree-Law No. 73/66, is responsible for controlling and inspecting the markets of insurance, open private pension plans, capitalization and reinsurance in Brazil. CNSP is chaired by the Minister of Finance or its representative and it also includes the Superintendent of SUSEP, the representatives of the Ministry of Justice, Ministry of Social Security and Welfare, Central Bank of Brazil and the CVM.  CNSP also regulates, together with SUSEP, the insurance, open private pension plan, capitalization and reinsurance markets in Brazil.

Principal limitations and restrictions on financial institutions

Under the Banking Reform Law, financial institutions may not:

•
operate in Brazil without prior approval from the Central Bank or carry out transactions that fail to comply with principles of selectivity of transactions, adequate guarantees, liquidity and risk diversification;

•
invest in the equity of another company unless the investment receives prior approval from the Central Bank, based upon certain rules established by the CMN.  Those investments may, however, be made through the investment banking unit of a multiple-service bank or through an investment bank;

•
own real estate, unless the institution occupies the property.  When real estate is transferred to a financial institution in payment of a debt, the property must be sold within one year, except if otherwise authorized by the Central Bank; and

•	lend more than 25.0% of their referential equity calculated in accordance with CMN Resolution No. 3,444/07 as the basis of capital adequacy to any single person or group.

Special provisions relating to capital composition

Financial institutions may be organized as subsidiaries of foreign companies or companies of which the capital stock is composed of shares with or without voting rights, taking into consideration that shares without voting rights may not represent more than 50% of capital.

Itaú Unibanco Holding S.A. – 2010 Reference Form	68

Main financial institutions

Public sector

The Federal and state governments of Brazil control several commercial banks and financial institutions dedicated to fostering economic development, primarily with respect to the agricultural and industrial sectors. State development banks operate as independent regional development agencies in addition to performing commercial banking activities. In the past decade, several public sector multiple-service banks were privatized and acquired by Brazilian and foreign financial groups. Government-controlled banks include:

•	Banco do Brasil, which is a Federal Government-controlled bank. Banco do Brasil provides a full range of banking products to the public and private sectors;

•
BNDES, which is a Federal Government-controlled development bank primarily engaged in the provision of medium- and long-term finance to the private sector, including to manufacturers, either directly or indirectly, through other public and private sector financial institutions;

•
Caixa Econômica Federal (“CEF”), which is a Federal Government-controlled multiple-service bank and the main agent of the national housing finance system in Brazil. CEF is involved principally in deposit-taking, savings accounts and the provision of financing for housing and urban infrastructure; and

•	other Federal public sector development and multiple-service banks, including those controlled by the various state governments.

Private sector

The private financial sector includes commercial banks, investment, finance and credit companies, investment banks, multiple-service banks, securities dealers, stock brokerage firms, credit co-operatives, leasing companies, insurance companies and others.  In Brazil, the largest participants in the financial markets are financial conglomerates involved in commercial banking, investment banking, financing, leasing, securities trading, brokerage and insurance activities.  As of May 1, 2011, there were 549 financial institutions operating in the private sector, including:

•	commercial banks — approximately 19 private sector commercial banks engaged in wholesale and retail banking and were particularly active in demand deposits and working capital financing;

•	investment banks — approximately 14 private investment banks engaged primarily in time deposits, specialized in loan and securities underwriting and trading; and

•
multiple-service banks (bancos múltiplos) — approximately 137 private sector multiple-service banks that provide, through different departments, a full range of commercial banking, investment banking (including securities underwriting and trading) services and other services, including fund management and real estate financing.

In addition to the above, the Central Bank also supervises the operations of consumer credit companies (financeiras), securities dealerships (distribuidoras de títulos e valores mobiliários), stock brokerage companies (corretoras de valores), leasing companies (sociedades de arrendamento mercantil), savings and credit associations (associações de poupança e empréstimo) and real estate credit companies (sociedades de crédito imobiliário).

Regulation by the Central Bank

Overview

The Central Bank implements the monetary and credit policies established by the CMN, and controls and supervises all public and private sector financial institutions.  Any amendment to a financial institution’s bylaws, any increase in its capital or any establishment or transfer of its principal place of business or any branch (whether in Brazil or abroad) must be approved by the Central Bank.  Central Bank approval is necessary to enable a financial institution to merge with or acquire another financial institution or for any transaction resulting in a change of control over a financial institution.  The Central Bank also determines minimum capital requirements, permanent asset limits, lending limits and compulsory reserve requirements.  No financial institution may operate in Brazil without the prior approval of the Central Bank.

Itaú Unibanco Holding S.A. – 2010 Reference Form	69

The Central Bank monitors compliance with accounting and statistical requirements.  Financial institutions must submit annual and semi-annual audited financial statements, quarterly financial statements, subject to a limited review, and monthly unaudited financial statements, prepared in accordance with the Central Bank rules, all of which must be filed with the Central Bank.  Publicly-held financial institutions must also submit quarterly financial statements to the CVM, which are subject to a limited review.  In addition, financial institutions are required to disclose to the Central Bank all credit transactions, foreign exchange transactions, export and import transactions and any other related economic activity.  This disclosure is usually made on a daily basis by computer and through periodic reports and statements.  A financial institution and the companies or individuals which control it have a duty to make available for inspection by the Central Bank its corporate books and records and any other document which the Central Bank may require in order to carry out its activities.

Capital adequacy and leverage/referential equity requirements

Since January 1995, Brazilian financial institutions have been required to comply with the Basel Accord (Basel I) on risk-based capital adequacy, modified as described below.  In general, the Basel Accord (Basel I and Basel II) requires banks to maintain a ratio of capital to assets and certain off-balance sheet items, determined on a risk-weighted basis, of at least 8.0%.  At least half of the required capital must consist of Tier 1 Capital, and the balance must consist of Tier 2 Capital. Tier 1 Capital, or capital, includes stocks (i.e., common shares and non-cumulative permanent preferred shares), share premium reserve, retained earnings and certain disclosed reserves less goodwill.  Tier 2 Capital, or supplementary capital, includes “hidden” reserves, asset revaluation reserves, general loan loss reserves, subordinated debt and other quasi-equity capital instruments (such as cumulative preferred shares, long-term preferred shares and convertible debt instruments).  There are also limitations on the maximum amount of certain Tier 2 Capital items.

To assess the capital adequacy of banks under the risk-based capital adequacy guidelines, a bank’s capital is evaluated on the basis of the aggregate amount of its assets and off-balance sheet exposure, such as financial guarantees, letters of credit and foreign-currency and interest rate contracts, which are weighted according to their categories of risk.

Brazilian legislation closely tracks the provisions of the Basel Accord (Basel II) for credit, market and operational risks.  The main differences between Brazilian legislation and the Basel Accord (Basel II) are:

•	the minimum ratio of capital to assets determined on a risk-weighted basis is 11%;

•
the risk-weighting assigned to certain assets and types of off-balance sheet exposure differs slightly from that set forth in the Basel Accord (Basel II), including a risk-weighting of 300% on deferred tax assets other than temporary differences;

•
the ratio of capital to assets of 11% mentioned above has to be calculated based on a fully consolidated basis, i.e., including all financial and non-financial subsidiaries.  In this consolidation, Brazilian financial institutions are required to take into account all investments made in Brazil or abroad in which the financial institution holds, directly or indirectly, individually or together with another partner, including through voting agreements:  (i) partner rights that ensure a majority in adopting the corporate resolutions of the invested entity; (ii) the power to elect or dismiss the majority of the management of the invested entity; (iii) operational control over the invested company characterized as common management; and (iv) effective corporate control of the invested entity characterized as the total equity interest in the invested company being held by its management, controlling individuals or companies, or related companies of the investor and the equity interest being held, directly or indirectly, through investment funds owned by the investor.  Upon preparation of the consolidated financial statements, the financial institutions that are related by actual operational control or by operation in the market under the same trade name or trademark must also be considered for consolidation purposes; and

•	the requirement for banks to set aside a portion of their equity to cover operational risks as from July 1, 2008 (which varies from 12.0% to 18.0% of average gross income from financial operations).

For limited purposes, the Central Bank establishes the criteria for the determination of referential equity for Brazilian financial institutions.  In accordance with those criteria established by CMN Resolution No. 3,444/07, the capital of the banks is divided into Tier 1 Capital and Tier 2 Capital.

•
Tier 1 Capital is represented by shareholders’ equity plus the balance of the credit income account and the blocked deposits account. It is held in order to mitigate capital deficiency, excluding the balance of the debt income account, revaluation reserves, contingency reserves, special profit reserves related to mandatory dividends not yet distributed, cumulative preferred shares, unrealized earnings related to available-for-sale securities market value adjustments, redeemable preferred shares and certain deferred tax credits in accordance with Resolution No. 3,059/02, as amended, established by CMN.

Itaú Unibanco Holding S.A. – 2010 Reference Form	70

•
Tier 2 Capital is represented by revaluation reserves, contingency reserves, special profit reserves related to mandatory dividends not yet distributed, cumulative preferred shares, redeemable preferred shares, subordinated debt and hybrid instruments and unrealized earnings related to available-for-sale securities market value adjustments.  As mentioned above, Tier 2 Capital must not exceed Tier 1 Capital. In addition, redeemable preferred shares with original maturity of less than ten years plus the amount of subordinated debt is limited to 50.0% of the amount of Tier 1 Capital.

Referential equity is represented by the sum of Tier 1 and Tier 2 capital and, together with the deductions described in Note 3 to our consolidated financial statements as of and for the year ended December 31, 2010, will be taken into consideration for the purposes of defining the operational limits of financial institutions.

Basel III

On December 16, 2010, the Basel Committee on Banking Supervision published guidelines known as Basel III, including (i) increase of the minimum percentage of the referential equity; (ii) introduction of countercyclical capital; (iii) review of capital weighting; and (iv) introduction of a new leverage limit and minimum liquidity requirements. These new measures should be gradually introduced and, as with the other recommendations previously published by the committee, are not automatically applicable.  Instead, each country must turn these recommendations into law or regulation, which must be followed by the financial institutions of the respective countries.

Basel III requires banks to maintain: (i) minimum capital ratio of 4.5%, composed of common shares; (ii) minimum Tier I Capital ratio of 6%; and (iii) minimum total capital ratio of 8%. In addition to the minimum capital requirements, Basel III will require a conservation capital buffer of 2.5% and every domestic regulator can, at its own discretion, set a countercyclical capital buffer should such regulator understand that there is higher systemic risk due to the growing credit expansion in their jurisdictions. The implementation of the three minimum capital requirements will begin on January 1, 2013, with a longer term for financial institutions to meet the countercyclical buffer and other requirements as from 2016.

Also, Basel III introduces a new leverage ratio. The monitoring period commences in 2011 and, in 2013, the tests of the new Tier 1 Capital (3%) will begin. Basel III provides for the disclosure by banks of the leverage ratio and its respective components in January 2015.

Basel III also seeks to enhance risk coverage by reforming the management of counterparty credit risk (“CCR”). The banks affected will, as a rule and among other things,  be required to determine the capital required for CCR based on the worst-case scenario (stressed inputs) and will be subject to capital allocation based on a potential risk of marked-to-market losses together with the deterioration of counterparty credit risk.

As regards liquidity, Basel III will implement a short-term liquidity ratio (“LCR” - Liquidity Coverage Ratio) and a long-term liquidity ratio (“NSFR” - Net Stable Funding Ratio).  The LCR will require banks to maintain “good quality” assets sufficient to cover any cash outflow in the event of a critical stress scenario. The NSFR requires banks to maintain at all times a minimum stable funding amount that will be calculated based on the liquidity of the bank’s assets and the bank’s activities over the last year. Basel III provides for an observation period beginning in 2011 and that both the LCR and the NSFR, and any possible reviews, will be introduced as minimum standards on January 1, 2015 and 2018, respectively.

As of January 13, 2011, the Basel Committee on Banking Supervision increased the rules for capital determined by Basel III, including new requirements (“Attachment of January 13”) applicable to non-common Tier 1 and Tier 2 capital instruments issued by internationally active banks. This attachment addresses the need to include in such instruments, at the discretion of the relevant authority, a clause requiring them to be written off to loss, or converted into shares should there be triggering events.  Triggering events include: (i) possible third-party intervention in the financial institution, without which the institution would not be able to continue to meet its obligations, as determined by the regulatory authority;(ii) the decision to make an injection of public capital, or equivalent support, without which the institution would not be able to continue to meet its obligations, as determined by the regulatory authority. These additional requirements will be valid for all debt instruments issued after January 2013, and those instruments issued before 2013 that do not meet the new requirements will be gradually amortized over ten years as from 2013.

Itaú Unibanco Holding S.A. – 2010 Reference Form	71

Implementation of Basel III in Brazil

As of February 17, 2011, the Central Bank published Communication No. 20,165, which provides for the preliminary guidelines and schedule for the implementation of the Basel III recommendations in Brazil. The Central Bank expects that the new minimum referential equity ratio, the new conservation capital and the countercyclical capital and the in the three components listed below:

•	Referential equity;

•	Conservation capital buffer (to enhance loss absorbency capabilities of financial institutions); and

•	Countercyclical capital buffer (to address the risk of excessive credit expansion).

The referential equity will still comprise two levels, Tier I and Tier II, and the quality of the instrument, whether it is classified as Tier I Capital or Tier II Capital, will be based on the actual loss absorbency capability over the operation of the financial institution. Tier I Capital will comprise two parts, the Common Equity Tier I Capital and the Additional Tier 1 Capital. For hybrid capital instruments and subordinated debt already approved by the Central Bank as Additional Tier 1 Capital or Tier II Capital, changes are not expected to occur, that is, these instruments will continue to be classified as Tier I Capital or Tier II Capital, as applicable, provided the eligibility criteria set forth in Basel III are met, including the clauses for conversion in the Attachment of January 13. For those instruments that do not meet these criteria, a gradual schedule for deduction will be established in line with that recommended by Basel III, initially set forth as follows: deduction of 10% from the nominal value of non-eligible instruments on January 1, 2013, plus 10% every year, so as to fully exclude them through January 2022.

The expectation is that the financial institutions have a minimum leverage ratio of 3% as from January 1, 2018. The requirement expected for the LCR as from January 2015 and for the NSFR as from January 2018 is of an amount higher than one. The Central Bank will monitor the evolution of the liquidity ratios in order to assess their effects on the financial markets and ensure their proper specification and calibration as from January 2012.

The table below, extracted from Communication No. 20,615, presents the schedule for the implementation by the Central Bank of the main changes related to capital adequacy and leverage required by Basel III:

	As from January 1
	2013	2014	2015	2016	2017	2018	2019
Principal capital	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Tier I Capital	5.5%	5.5%	6.0%	6.0%	6.0%	6.0%	6.0%
Referential equity	11.0%	11.0%	11.0%	9.875%	9.25%	8.625%	8.00%
Conservation capital				0.625%	1.25%	1.875%	2.5%
Countercyclical capital		Up to 0.625%	Up to 1.25%	Up to 1.875%	Up to 2.5%	Up to 2.5%	Up to 2.5%

The Central Bank is expected to publish the rules regarding the implementation of Basel III recommendations by the end of 2011. However, these rules may differ from those in Communication No. 20,615. The existing rules will not be changed and will remain in effect until the publication of the new rules.

Compulsory deposits

The Central Bank currently imposes several compulsory deposit requirements on Brazilian financial institutions to be deposited with the Central Bank. Compulsory deposits are a mechanism to control the liquidity of the Brazilian financial system.  These requirements are applied to a wide range of banking activities and transactions, such as demand deposits, savings deposits and time deposits.

Subsequent to the deep worldwide financial crisis period in 2008 and 2009, CMN and the Central Bank enacted the following measures aiming at providing further stability to the Brazilian financial system:

Itaú Unibanco Holding S.A. – 2010 Reference Form	72

•	Increase in the compulsory deposit rate applicable to demand deposits from 42% until July 2010 to 43% from July 2010 to July 2012, 44% from July 2012 to July 2014 and 45% from July 2014.

•	Increase in the additional compulsory deposit rate applicable to demand deposits and time deposits from 8.0% to 12.0%, (maintaining the rate of 10.0% for savings deposits).

•
Increase in the deductibility limit of the additional compulsory deposit rate applicable to demand, savings and time deposits for financial institutions with consolidated Tier 1 Capital, according to the following rule: (i) for capital lower than R$2 billion, the deductibility changes from R$2 billion to R$ 2.5 billion; (ii) for capital equal or higher than R$2 billion and lower than R$5 billion, the deductibility changes from R$1.5 billion to R$2 billion.

•	Increase in the compulsory deposit rate applicable to time deposits from 15% to 20%.

•
Increase in the deductibility limit of the compulsory deposit rate applicable to time deposits for financial institutions with consolidated Tier 1 Capital, according to the following rule: (i) for capital lower than R$ 2 billion, the deductibility changes from R$2 billion to R$3 billion; (ii) for capital equal or higher than R$2 billion and lower than R$ 5 billion, the deductibility changes from R$1.5 billion to R$2.5 billion; and (iii) for capital higher than R$5 billion, there is no deductibility.

•
Decrease in the deductibility limit of the compulsory deposit rate applicable to time deposits for certain transactions completed before June 11, 2011 with small financial institutions with consolidated Tier 1 Capital, according to the following rule: capital lower than R$ 2.5 billion (including (x) investments in interbank deposit certificates; (y) securities representing debts; and (z) credit portfolios purchased from these institutions), the compulsory deposit rate was reduced from 45.0% to 36.0% of the total demand deposit of the institution.

•	Exclusion of treasury bills issued by financial institutions from the calculation basis of the compulsory deposit; and

•
Requirement of compulsory deposit in cash (kind) for financial institutions that, beginning April 4, 2011, have foreign exchange operations corresponding to 60% of the short position amount in foreign currency in excess of: the lower of (i) US$3 billion, or (ii) regulatory capital of the financial institution.

The financial institutions are still allowed to deduct the amount of voluntary contributions to the Fundo Garantidor de Crédito, (“FGC”) (the Brazilian Deposit Guarantee Fund), from the amount of compulsory demand deposits.

On December 31, 2010, our compulsory reserve was R$85,776 million in cash as compared to R$ 13,869 million on December 31, 2009, R$81,041 million and R$9,827 million of which, respectively correspond to interest-bearing deposits. The significant increase in the reserve amount between December 31, 2009 and December 31, 2010 is mainly due to the changes proposed by the Central Bank and the CMN for compulsory deposits, as described above, and to the fact that the reserves are entirely in cash.

Foreign currency exposure

The total exposure in gold, foreign-currency and other assets and liabilities indexed or linked to the foreign exchange rate variation undertaken by financial institutions, and their direct and indirect subsidiaries, on a consolidated basis, may not exceed 30.0% of their referential equity, in accordance with Resolution No. 3,488/07, established by the CMN.

Liquidity and fixed assets investment system

The Central Bank prohibits Brazilian multiple-service banks, including us, from holding, on a consolidated basis, permanent assets in excess of 50.0% of their adjusted referential equity.  Permanent assets include investments in unconsolidated subsidiaries as well as real estate, equipment and intangible assets.

Lending limits

In accordance with CMN Resolution No. 2,844/01, a financial institution may not grant loans or advances, or guarantees, enter into credit derivative transactions, underwrite or hold in its investment portfolio the securities of any single client or group of affiliated clients that, in the aggregate, exceed 25.0% of the financial institution’s adjusted referential equity.

Itaú Unibanco Holding S.A. – 2010 Reference Form	73

Treatment of overdue debts

In accordance with CMN Resolution No. 2,682/99, Brazilian financial institutions are required to give their credit transactions a rating (including leasing transactions and other transactions characterized as credit advances) and make provision according to the score level given to each such transaction.  The rating is based on the financial condition of the client, the terms and conditions of the transaction and the period of time during which the transaction has been in arrears, if any.  Transactions are rated AA, A, B, C, D, E, F, G or H, with AA being the highest rating.

Credit ratings must be reviewed on a monthly basis and, besides the additional provision required by the Central Bank or which are deemed necessary by the management of those financial institutions, provision ranging from 0.5% of the value of the transaction, in the case of level A transactions, to 100.0% in the case of level H transactions, must be recognized.

Foreign currency loans

Financial institutions in Brazil are permitted to borrow foreign currency denominated funds in the international markets (either through direct loans or through the issuance of debt securities) for any purpose including on-lending those funds in Brazil to Brazilian corporations and financial institutions without the prior written consent of the Central Bank, in accordance with Resolution No 3,844/10 issued by the CMN.  The Central Bank may establish limits on the term, interest rate and general conditions of such foreign currency loan transactions (including the issuance of bonds and notes by financial institutions).  Currently, there are no limits imposed on such transactions, but international funds that remain in Brazil for a period shorter than 90 days are subject to a tax on financial transactions (“Imposto sobre Operações Financeiras” or “IOF”), at a rate of 5.38% levied on the amount in local currency of the foreign currency exchange contract entered into.  However, if the funds remain in Brazil for a period of over 90 days, the IOF is reduced to zero.  The Central Bank frequently changes these regulations in accordance with the economic scenario and the monetary policy of the Brazilian government.

Cross-border loans between individual or companies (including banks) resident or domiciled in Brazil and individuals or companies resident or domiciled abroad are no longer subject to the prior approval of the Central Bank, but are subject to prior registration with the Central Bank.

Foreign currency position

Transactions involving the sale and purchase of foreign currency in Brazil may only be conducted by institutions authorized by the Central Bank.  The Central Bank imposes limits on the short and long foreign exchange positions of institutions authorized to operate in the foreign exchange markets.  These limits vary according to the type of financial institution that carries out the foreign exchange transactions, the short foreign exchange positions of these institutions, the equity of the institution in question. There is no current limit on short or long positions of banks (commercial, multiple-service, investment, development and savings) authorized to carry out transactions in the foreign exchange markets.  In accordance with Central Bank Circular No. 3,401/08, other institutions of the National Financial System are not allowed to have long positions in foreign currency, although there are no limits with respect to short foreign exchange positions.

Transactions with affiliates

Law No. 7,492 of July 16, 1986, which sets forth crimes against the National Financial System, establishes that the granting of credit by a financial institution to any of its controlling shareholders, directors or officers and certain members of their families, and any entity directly or indirectly controlled by the financial institution, or that is jointly controlled by the financial institution, is a crime.  Violations of Law No. 7,492/86 are punishable by two to six years’ imprisonment and a fine.  On June 30, 1993, the CMN issued Resolution No. 1,996, which requires any such transaction to be reported to the Public Prosecution Office.

Brazilian banking laws and regulations also impose prohibitions on the granting of credit or guarantees to any company which holds more than 10.0% of the financial institution’s capital and to any company in which the financial institution holds more than 10.0% of the capital. This limitation is also applicable with respect to the directors or officers of the financial institution and certain of their relatives, as well to those companies in which such persons hold more than 10.0% of the capital.

Itaú Unibanco Holding S.A. – 2010 Reference Form	74

Establishment of offices and investments abroad

For a Brazilian financial institution to establish foreign offices or directly or indirectly maintain equity interests in financial institutions outside Brazil, it must obtain prior approval from the Central Bank, which will depend on the applicant Brazilian bank being able to meet certain criteria, including:

•	the Brazilian financial institution must have been in operation for at least six years;

•
the Brazilian financial institution’s paid-in capital and shareholders’ equity must meet the minimum levels established by Central Bank regulations for the relevant financial institution plus an amount equal to 300% of the minimum paid-in capital and shareholders’ equity required by Central Bank regulations for commercial banks;

•	the Central Bank must be assured of access to information, data and documents regarding the transactions and accounting records of the branch for its global consolidated supervision.

The Brazilian financial institution must present to the Central Bank a study on the economic and financial viability of the subsidiary, branch or investment and the expected return on investment.  Within 180 days of Central Bank approval, the Brazilian financial institution must submit a request to open the branch to the competent foreign authorities and start up operations within one year.  Non-compliance with these conditions will result in the automatic cancellation of the authorization.

Compensation policy for members of the Board of Directors and Statutory Executive Board of financial institutions

On November 25, 2010, the CMN published Resolution No. 3,921, which establishes new rules for the compensation of members of the Board of Directors and Statutory Executive Board of financial institutions. The compensation may be fixed or variable. The variable compensation may be based on specific criteria set forth by Resolution No. 3,921 and must be compatible with the risk management policies of the financial institution. At least 50% of the variable compensation must be paid in the form of shares or share-based instruments, and at least 40% of the variable compensation must be deferred for payment within three years. These new rules will become effective on January 1, 2012. Additionally, publicly-held financial institutions, or those required by the Central Bank to have an Audit Committee, must implement a compensation organizational committee before the first Shareholders’ Meeting of 2012. Such committee must comply with the rules set forth by Resolution No. 3,921.

Bank insolvency

Insolvency system

Financial institution insolvency is generally a matter handled by the Central Bank.  The Central Bank begins and oversees all administrative proceedings, whether for, or in avoidance of, liquidation.

Law No. 11,101, as amended, or the Brazilian Bankruptcy Law, was sanctioned by the President on February 9, 2005, became effective in June 2005 and was amended in November 2005; it has significantly reshaped and modernized bankruptcy law in Brazil, until then governed by rules originating in 1945. Among the important innovations introduced by the new law are the following:  (i) the availability of reorganization arrangements that, subject to flexible conditions and terms, can be structured in different ways in order to enable debtors that are considered by their creditors as having business potential to effectively try to financially restructure themselves; and (ii) in the event of bankruptcy, the classification of secured debts with priority over tax liabilities.

While the insolvency of financial institutions continues to be governed by specific systems, as determined by Law No. 6,074 of March 13, 1974 (intervention, extrajudicial liquidation and temporary special administration, each of which is discussed in further detail below), they are subject to Law No. 11,101 of February 9, 2005, to the extent applicable, on an ancillary basis, until such a time as a specific set of rules is enacted.

Intervention

The Central Bank may intervene in the operations of a bank in the following cases:

•	if there is a material risk to creditors as a result of poor management.

Itaú Unibanco Holding S.A. – 2010 Reference Form	75

•	if the bank does not correct a breach of laws or banking regulations after notice from the Central Bank; or

•	if the intervention is an alternative to liquidation.

            From the moment the intervention is determined by the Central Bank, it suspends the payment of overdue liabilities, the terms of the falling due liabilities that were previously contracted, and the deposits existing at that date of its determination.

The intervention may cease:

•	if the controlling shareholders or stakeholders, presenting the required guarantee conditions, at the discretion of the Central Bank, take over the economic activities of the company;

•	when, at the discretion of the Central Bank, the situation of the entity is normalized; or

•	if the entity is extrajudicially liquidated or declared bankrupted.

Extrajudicial liquidation

An extrajudicial liquidation of any financial institution (with the exception of public financial institutions controlled by the Brazilian government) may be carried out by the Central Bank if it can be established that:

•	the debts of the financial institution are not being paid when due;

•	the financial institution is deemed insolvent;

•	the financial institution has incurred losses that could abnormally increase the exposure of the unsecured creditors;

•	the management of the relevant financial institution has materially violated Brazilian banking laws or regulations; or

•
upon cancellation of its operating authorization, a financial institution’s ordinary liquidation proceedings are not carried out within 90 days or are carried out with a delay representing a risk to its creditors, at the Central Bank’s discretion.

Liquidation proceedings may otherwise be requested, on reasonable grounds, by the financial institution’s officers or by the intervener appointed by the Central Bank in the intervention proceeding.

An extrajudicial liquidation will immediately produce the following effects: suspension of lawsuits and executions on rights and interests relative to the net assets of the entity being liquidated, being prohibited to file any other, during the liquidation; early maturity of the liabilities of the entity being liquidated; no interest being incurred, even if provided for, against the estate, as long as the liability is not fully paid; interruption of the limitation related to the institution’s liabilities; not claiming for the monetary correction of any liabilities.

Extrajudicial liquidation proceedings may cease:

•
at the discretion of the Central Bank if the controlling shareholder or stakeholders take over the management of the financial institution after having provided the guarantees required by the Central Bank;

•	when the liquidator’s final accounts are rendered and approved, and subsequently filed with the competent public registry;

•	when converted to an ordinary liquidation; or

•	when the financial institution is declared bankrupt.

Temporary Special Administration System

In addition to the aforesaid procedures, the Central Bank may also establish the Temporary Special Administration System (Regime de Administração Especial Temporária), or “RAET”, which is a less forceful intervention by the Central Bank in private and non-Federal Government financial institutions that allows them to continue to operate normally.

Itaú Unibanco Holding S.A. – 2010 Reference Form	76

The RAET may be imposed by the Central Bank in the following circumstances:

•	the financial institution continually enters into transactions that are contrary to the economic and financial policies established by Federal law;

•	the financial institution fails to observe compulsory deposit rules;

•	the financial institution carries out operations or is in circumstances which call for an intervention;

•	in the case of illegal administration;

•	the institution has a shortage of assets.

The main purpose of the RAET is to assist with the recovery of the financial conditions of the institution under special administration.  Although the RAET does not affect the day-to-day business operations, nor the liabilities or rights of the financial institution, which continues to operate in the ordinary course of business, the Central Bank has the authority to determine corporate restructuring, including the change of the legal business form, merger or other types of business consolidation, assignment of assets or transfer of control of the financial institution under this system.

Repayment of creditors on liquidation

In the event of the extrajudicial liquidation of a financial institution or the liquidation of a financial institution under the terms of bankruptcy proceedings, employees’ wages and indemnities up to a certain amount, secured credits and tax claims have the highest priority over any claims against the bankrupt company.  The FGC is a Brazilian deposit guarantee fund that covers a maximum of R$ 70,000 in the deposits and credit instruments of an individual in a financial institution (or financial institutions of the same financial group).

The FGC is mainly funded through the mandatory contributions of all Brazilian financial institutions that handle client deposits, currently levied at 0.0125% per month, in accordance with CMN Resolution No. 3,400, as amended.  The payment of unsecured credit, including regular retail client deposits not covered by the FGC, is made after the payment of all secured credits and other credits with special privileges, which are granted by specific laws.  Additionally, credit instruments and deposits made outside Brazil are not covered by the FGC, pursuant to CMN Resolution No. 3,400/06. CMN Resolution No. 3,692 of March 26, 2009 addresses the funding from term deposits by financial institutions, with special guarantee granted by the FGC up to a certain amount, provided that these deposits (i) have a minimum term of 12 months and maximum term of 60 months, (ii) are not redeemed before the final term (only for deposits made after May 2009), and (iii) are limited to the higher of twice the amount of the related referential equity, level I, calculated on December 31, 2008, or the sum of the balances of term deposits maintained in the institution on June 30, 2008, limited to the amount guaranteed per institution of R$ 5,000,000,000.00 (five billion reais).  CMN Resolution No. 3,931 of December 3, 2010 reduced the volume of deposits that the financial institutions may accept with the FGC guarantee to 20% a year, from January 2012 to January 2016, with the consequent termination of this special guarantee in 2016.

 Brazilian payment and settlement system

The rules for the settlement of payments in Brazil are based on the guidelines adopted by the Bank of International Settlements, or “BIS”.  The Brazilian Payment and Settlement System started operations in April 2002. The Central Bank and CVM have the power to regulate and supervise this system.  Pursuant to these rules, all clearing houses shall adopt procedures designed to reduce the possibility of systemic crises and to reduce the risks previously borne by the Central Bank.  The most important principles of the Brazilian Payment and Settlement System are:

•
the existence of two main payment and settlement systems: that dealing with real-time gross settlements, made using the reserves deposited in the Central Bank; and that dealing with deferred net settlements, made through clearing houses;

•	the clearing houses, with some exceptions, are liable for the payment orders they accept; and

•
bankruptcy laws do not affect the payment orders made through clearing houses, or the guarantees granted to secure those orders.  However, under bankruptcy laws, clearing houses have unsecured credits against any other party.

Itaú Unibanco Holding S.A. – 2010 Reference Form	77

Foreign banks and investments

Foreign banks

The establishment in Brazil of new branches by foreign financial institutions, that is, financial institutions that operate and have head offices abroad, as well as the acquisition of ownership interest in Brazilian financial institutions by foreign ones, is prohibited, except when duly authorized by the Brazilian government, in accordance with international treaties, the policy of reciprocity and the interest of the Brazilian government.  Once authorized to operate in Brazil, a foreign financial institution is bound by the same rules, regulations and requirements that are applicable to any other Brazilian financial institution.

Foreign investment in Brazilian financial institutions

Foreign investment in Brazilian financial institutions by individuals or companies is permitted only if specific authorization is granted by the Brazilian government, and if it is made as provided for in international treaties, according to the policy of reciprocity and in the interest of the Brazilian government.

Once authorization is granted, Brazilian law sets forth the following rules concerning foreign investment in Brazil and the remittance of capital outside of Brazil:

•	foreign and Brazilian investors shall be treated equally, unless legislation states otherwise;

•	any foreign company that directly owns shares of Brazilian companies shall be enrolled with the corporate taxpayer registry (Cadastro Nacional de Pessoa Jurídica) or “CNPJ”;

•	foreign direct investments, repatriations and profit remittances shall be registered electronically with the Central Bank;

•
the Central Bank may require that Brazilian companies provide information regarding foreign investors interest in their capital, and any other information in connection with the relevant foreign investment in Brazil; and

•	Brazilian companies shall report in their financial statements their foreign investments, obligations and credits.

In December 9, 1996, a presidential decree authorized the acquisition by non-Brazilians of non-voting shares issued by Brazilian financial institutions as well as the offering abroad of depositary receipts representing those shares.  Also in December 1996, the CMN approved a resolution specifically authorizing the global offering of depositary receipts representing non-voting shares of Brazilian financial institutions.  Therefore, in these specific cases, authorization from the Brazilian government is not necessary. In the cases of non-voting shares issued by Brazilian financial institutions, non-Brazilian investors should also comply with the requirements above for the registration with the Central Bank and the enrollment with the corporate taxpayer registry (“CNPJ”).

Internal compliance procedures

All financial institutions must establish internal policies and procedures to control their activities, their financial, operational and management information systems, and ensure compliance with the regulations applicable to them.

Audit committee

In accordance with CMN regulations, all financial institutions that (i) have reference capital or consolidated reference capital equal to or in excess of R$ 1 billion, or (ii) manage assets of third parties amounting to at least R$ 1 billion, or (iii) hold deposits and manage assets of third parties amounting to at least R$ 5 billion in aggregate, shall have an Internal Audit Committee.

Audit Committees shall be created as provided for in the bylaws of the respective financial institution and shall be composed of at least three members, who should rotate every five years and at least one of them should be an expert in accounting and audit. The members of the Audit Committee may only return to the committee three years after the end of their five-year term of office.  Audit Committee members of publicly-held financial institutions are also prohibited from receiving any compensation from the institution or its affiliates other than that of a member of the Audit Committee.  In the event that an Audit Committee member of the institution is also a member of the Board of Directors of the institution or its affiliates, such a member shall opt for the compensation related to only one of the positions.

Itaú Unibanco Holding S.A. – 2010 Reference Form	78

Audit committee members of publicly-held financial institutions shall not (a) be or have been in the previous 12 months:  (i) an officer of the institution or its affiliates, (ii) an employee of the institution or its affiliates, (iii) the person in charge, an officer, manager, supervisor, or any other member of the team involved in the audit activities of the institution, or (iv) a member of the Fiscal Council of the institution or of its affiliates; and (b) be a spouse or relative (first or second-degree relative) of the persons described in (a)(i) and (a)(ii).

Audit committee members of publicly-held financial institutions are also prohibited from receiving any compensation from the institution or its affiliates other than that of a member of the Audit Committee.  In the event that an Audit Committee member of the institution is also a member of the Board of Directors of the institution or its affiliates, such a member shall opt for the compensation related to only one of the positions.

The Audit Committees should report to the related Board of Directors, which is responsible for approving the regulation of these bodies that takes into consideration the operating rules for their operation.

According to the rules disclosed, the Audit Committee has to be a statutory body, created by shareholder resolution, which is separate from the Board of Directors. Notwithstanding the requirement of being different bodies, the members of the Audit Committee may be members of the Board of Directors, provided that they meet certain independence requirements.  In addition, the engagement of the independent auditor is a function reserved exclusively for the Board of Directors of a company.  However, the regulations allow for the creation of a single Audit Committee for an entire group of companies.

The Audit Committees are responsible for reviewing the semi-annual financial statements, assessing the internal control system effectiveness, assessing the effectiveness of the independent accountants and Internal Audit, and recommending improvements or changes in policies and procedures to management, among other duties. The Audit Committees should prepare, at the end of the six-month periods ended June 30 and December 31, a document referred to as an "Audit Committee Report", and disclose a summary of it together with the semi-annual financial statements.

Independent auditors and the Audit Committee shall immediately notify the Central Bank of the existence or evidence of error or fraud within a maximum period of three business days from the identification of the error or fraud, including:

•	non-compliance with legal and regulatory rules that may put the continuity of the audited company at risk;

•	fraud of any degree committed by the administration of the institution;

•	relevant fraud committed by the institution’s employees or third parties; and

•	errors that result in material inaccuracies in the financial statements of the company.

Exemptions from the listing rules for audit committees

In relation to the rules for companies listed on the New York Stock Exchange (NYSE) and the SEC, we shall comply with Rule 10A-3 of the Securities Exchange Act of 1934 (Standards relating to Listed Company Audit Committees).  Rule 10A-3 requires that we either establish an Audit Committee composed of members of the Board of Directors that meets specific requirements, or designate and nominate a Board of Auditors or similar body to perform the role of the Audit Committee in reliance on the general exemption for Audit Committees of foreign private issuers set forth in Rule 10A-3(c)(3) of the Securities Exchange Act of 1934.

In accordance with Central Bank regulations, we have established a body similar to the Audit Committee of the Board of Directors of a U.S. company, which we shall call the “Audit Committee.”  See further details in item 12.1.a.3.5.

Our Audit Committee, to the extent permitted under Brazilian law, performs all the functions of an Audit Committee established under Rule 10A-3. As required by Brazilian law, our Board of Directors and Audit Committee are separate statutory bodies. Only two of the five members of our Audit Committee are also members of our Board of Directors.  In addition, under Brazilian legislation, the engagement of independent auditors is a duty reserved exclusively for a company’s Board of Directors.  Therefore, our Board of Directors acts as our Audit Committee, as permitted under Rule 10A-3(c)(3)(v) of the Exchange Act, for the purpose of the engagement of our independent auditors.

Except for these specific cases, our Audit Committee is comparable to, and has the duties of, an Audit Committee of the Board of Directors of a U.S. company.

Our Audit Committee is capable of acting independently such as an Audit Committee established in compliance with the Sarbanes-Oxley Rules, fulfils the other requirements of the exemption from Rule 10A-3(c)(3), and therefore is in compliance with Rule 10A-3 of the Exchange Act.

Itaú Unibanco Holding S.A. – 2010 Reference Form	79

Regulation on independent accountants

CMN Resolution No. 3,198, dated May 27, 2004, as amended, establishes and governs the rules on external audit services provided to financial institutions.  In accordance with this resolution, the financial statements and financial information of financial institutions must be audited by independent accountants duly registered with the CVM, certified as banking analysis specialists through an exam applied by the Federal Accounting Council (Conselho Federal de Contabilidade – “CFC”) together with the Institute of Brazilian Independent Auditors (Instituto dos Auditores Independentes do Brasil – “IBRACON”), who meet the requirements designed to assure their independence.

The maintenance of the certification of the responsible partner and the audit team members with management duties should be proven by means of (i) the approval of a new exam organized by the CFC together with the IBRACON, within a period not to exceed three years of the last approval; or (ii) the performance of independent audit in financial institutions together with the attendance of a continuing professional education program.

At least every five consecutive fiscal years, the responsible partner and the audit team members with management duties in the independent accounting firm should be replaced. Former accountants may only be re-engaged after three fiscal years have passed since their prior engagement.

The aforementioned regulation prohibits the engagement and maintenance of independent auditors by financial institutions where (i) there is the occurrence of any circumstances of impediment or incompatibility for the provision of audit services provided for in the rules and regulations of the CVM, CFC or IBRACON; (ii) ownership interest or the existence of asset or liability transactions, in the audited entity, held by the audit firm or members of the audit team involved in the audit work of the institution; and (iii) payment of fees that represent at least 25% or more of the total annual billing of the independent auditor.

Additionally, the audited entity is prohibited to engage partners and professionals, in management positions, from the audit team involved in the audit work for the past 12 months.

As a result of the audit work performed at the institutions, in addition to the audit report, the independent auditor must prepare the following reports:

•	assessment of the internal control and risk management procedures of the financial institution, including the electronic data processing system, showing all deficiencies found; and

•
a description of any non-compliance with legal and regulatory provisions that have, or may have, a significant impact on the audited financial statements or operations of the audited financial institution.

These reports, as well as working papers, mail, service agreements and other documents related to the audit work should be available to the Central Bank of Brazil for at least five years.

Under Brazilian law our financial statements shall be prepared in accordance with accounting practices adopted in Brazil applicable to institutions licensed to operate by the Central Bank of Brazil and other applicable regulations.  Financial institutions shall have their financial statements audited every six months.  Quarterly financial information filed with the CVM shall be reviewed by its independent accountants.  On January 14, 2003, the CVM approved Instruction No. 381 requiring audited institutions to disclose information relating to services received other than audits provided by independent accountants that represented more than 5.0% of the fees the institution paid to the external accounting firm.

In addition, under CMN Resolution No. 3786, dated September 24, 2009, from December 31, 2010 our annual consolidated financial statements shall be prepared in accordance with IFRS, and accompanied by an independent audit report confirming that the financial statements have been prepared according to these accounting standards.

Regulation on presentation of financial statements

CMN Resolution No. 2,723 of May 31, 2000, as amended, establishes certain rules for the consolidation of financial statements by financial institutions.  According to this Resolution, financial institutions, except for credit co-operatives, must prepare consolidated financial statements that include investments in companies in which they hold, directly or indirectly, solely or jointly, (i) the right to nominate or appoint the majority of the company’s Board of Directors; (ii) the right to appoint or dismiss the majority of the officers and directors of the company; and/or (iii) operational or corporate control.

This resolution is applied by the Central Bank to us on a group-wide basis.

Itaú Unibanco Holding S.A. – 2010 Reference Form	80

Rules governing the collection of bank fees

The collection of bank fees and commissions is extensively regulated by the CMN and by the Central Bank.  Rules seeking the standardization of the collection of banking fees and the cost of credit transactions for individuals were approved by the CMN in December 2007 and were updated based on Resolution No. 3,919/2010, which became effective on March 1, 2011.  According to these rules, banking services provided to individuals are divided into the following four groups: (i) essential services; (ii) priority services; (iii) special services; and (iv) specific or differentiated services.

Banks are not able to collect fees in exchange for supplying essential services to individuals with regard to checking accounts, such as: (a) supplying a debit card; (b) supplying a second debit card, except as a result of requests for replacement made by account holders due to loss, theft, damage and other reasons not attributable to the Issuer); (c) allowing up to four withdrawals per month, which can be made at the branch of the bank, using checks or additional checks or ATM terminals; (d) effecting up to two transfers of funds between accounts held by the same bank, per month, at the branch, through ATM terminals and/or over the internet; (e) supplying up to two statements a month describing the transactions carried out for the past thirty days to be obtained at the branch of the bank and/or through ATM terminals; (f) facilitating inquiries over the internet; (g) supplying a consolidated statement describing, on a month-by-month basis, the fees charged over the previous year with regard at least to fees, interest, arrears charges, fines and other expenses levied on credit and lease operations; (h) clearing checks; (i) supplying up to ten check leafs per month to account holders who meet the requirements necessary to use checks, according to present regulation and agreed-upon conditions; and (j) rendering of any services through electronic means related to accounts with contracts that exclusively provide for the use of electronic means. Similar services rendered to individuals with regard to savings accounts also fall under the category of essential services and, therefore, are exempt from the payment of fees according to Article 2, item II of Resolution No. 3,919; (j), item I, of Article 2 transcribed above, and (h), item II of the same Article, established, respectively, electronic accounts for demand and savings deposit, which are exempt from fees for essential services, for clients who agree to operate these accounts through automated electronic service only, without human intervention, such as ATM terminals, internet and automated electronic service. If the holder of an electronic account (demand or savings deposits) chooses to use in-person or personal service channels, or correspondent banks in the country, despite the availability of the electronic means, fee collection is authorized from the first event.

Priority services are those rendered to individuals with respect to deposit accounts, transfers of funds, credit and lease operations, basic credit card and registration, and are subject to the collection of fees by the financial institutions based on the service list, standardization, nomenclature and the facts that generated the collection set forth in Table I attached to Resolution No. 3,919/2010. In addition, this Resolution also states that financial institutions must offer to their individual clients a “standardized package” of priority services, according to Table II attached to the same Resolution.  Banking clients shall have the option to acquire services individually, instead of adhering to the package.

The collection of fees in exchange for the supply of special services (including, among others, services relating to rural credit, the currency exchange market and the on-lending of funds from the real estate financial system) are still governed by the specific provisions found in the laws and regulations relating to such services.

The regulation authorizes financial institutions to collect fees for the performance of specific services, provided that the account holder or user is informed of the conditions of use, or the fee and charging method are defined in the contract.  Some such specific services are (i) approval of signatures; (ii) management of investment funds; (iii) rental of safe deposit boxes; (iv) sureties and guarantees; (v) foreign exchange; and (vi) custody and brokerage services and other.

Other changes introduced by Resolution No. 3,919/2010 are: (i) prohibition of collection of fees for the amendment of adhesion contracts, except in the case of replacement of the asset in lease transactions and early liquidation or amortization, cancellation or termination of contracts; (ii) prohibition of inclusion of services connected to credit cards, and services for which the collection of fees is not allowed by the regulation in effect, in specific service packages containing priority, special and/or differentiated services; (iii) a specific package must be contracted through a written agreement; (iv) the information supplied to the client about the service packages must include the price of each service included in the package, number of times that the service can be used per month, and the total price of the package; (v) free supply of an annual consolidated statement; (vi)  registration fees may not be cumulative; and (vii) the fee for advances made to the depositor may not be collected more than once over the past thirty days; (viii) the reimbursement of expenses arising from third-party services rendered to clients and users is not characterized as a fee.

Itaú Unibanco Holding S.A. – 2010 Reference Form	81

In addition, the CMN regulations establish that all debits from current accounts related to the collection of fees must be charged only if there are sufficient funds to cover such debits.  Furthermore, a minimum of 30 days’ notice shall precede any increase or creation of fees, while fees related to priority services and the “standardized package” can be increased only after 180 days from the date of the last increase (whereas reductions can take place at any time).

Regulation of internet and electronic commerce

Although Brazil does not have comprehensive legislation regulating electronic commerce, Provisional Measure No. 2,200 has been, since 2001, the regulation that governs the legality and validity of electronic documents in Brazil and establishes a government-controlled digital certification system, which will guarantee the authenticity, integrity and legal validity of electronic documents and ensure the security of electronic transactions.

Nevertheless, there are currently several bills dealing with internet and electronic commerce regulation in process in the Brazilian Congress.  The proposed legislation, if enacted, will reinforce the legal effect, validity and enforceability of information in the form of electronic messages, allowing parties to enter into an agreement, make an offer and accept one through electronic messages.

Considering the increasing use of electronic channels in the Brazilian banking sector, the CMN enacted Resolution No. 2,817 on February 22, 2001, as amended by Resolution No. 2,953 of April 25, 2002, allowing the opening of deposit accounts with banks and other financial institutions by electronic means, which include the internet, ATMs , telephone and other distance communication channels.  This regulation sets forth some specific rules on opening and moving accounts via electronic means:  (i) all requirements contained in Resolution No. 2,025 for the verification of the identity of the client shall be fulfilled; (ii) transfers of amounts are allowed only between similar accounts that have exactly the same account holders or in the event of the liquidation of investment products and funds held by the same account holders.

On March 26, 2009, the CMN approved Resolution No. 3,694 requiring that all financial institutions that offer products and services to their clients through electronic means shall guarantee security, secrecy and reliability in all electronic transactions and disclose, in clear and precise terms, the risks and responsibilities involving the product or service acquired through such channel.

Additionally, Resolution No. 3,919 established the demand deposit and savings accounts that can be exclusively operated through electronic means, offering unlimited free essential services and enabling the collection of fees if the client chooses in-person or personal services.

Anti-money laundering regulations

The Brazilian Anti-Money Laundering Law (Law No. 9,613, as amended, or “AML”) makes it a crime to hide or disguise the nature, origin, location, disposal, movement or ownership of goods, rights or finances coming, directly or indirectly, from the following crimes:  (i) illegal trafficking of narcotic substances; (ii) terrorism and terrorism financing; (iii) smuggling or trafficking weapons or munitions; (iv) extortion through kidnapping; (v) acts against Brazilian public administration; (vi) acts against the National Financial System; (vii) acts conducted by a criminal organization; or (viii) acts against a foreign public administration.

AML also created the Brazilian Financial Intelligence Unit and the Council of Control of Financial Activities (“COAF”), which operates under the Ministry of Finance.  The COAF has a central role in the Brazilian system of fighting money laundering and terrorism financing, and the legal responsibility to coordinate mechanisms for international cooperation and information exchange.

According to AML and complementary regulations enacted by the Central Bank, financial institutions must have internal controls procedures in order to:

•
identify and know their clients, which includes determining whether the client is a Politically-Exposed Person (“PEP”), as well as identifying the beneficial owners of transactions, if any.  These records shall be kept up to date;

•	include a previous analysis of new products and services from the perspective of money laundering prevention;

•
maintain records of all financial services used by or transactions made on behalf of, or for, a client.  The record system shall allow the identification of any transaction or series of transactions involving amounts that exceed R$ 10,000.00 and belong to the same client or conglomerate in one calendar month or reveal a pattern of activity that suggests a scheme to avoid identification;

Itaú Unibanco Holding S.A. – 2010 Reference Form	82

•
pay special attention to (i) transactions, or proposed transactions, that are unusual in relation to the parties involved, amounts, forms of execution and the instruments used, or that have no apparent economic or legal basis; (ii) transactions or proposed transactions involving PEPs; (iii) evidence of fraud in client or transaction identification; (iv) transactions involving unidentifiable beneficial owners; (v) transactions dealing with countries that do not fully comply the Financial Action Task Force Recommendations; and (vi) situations where it is not possible to keep a client’s identification records up to date.  These measures include the following procedures: financial institutions need to have enhanced monitoring programs, check if a certain client or transaction has to be reported to the COAF and evaluate if they want to begin or maintain a relationship with this client;

•	report suspicious transactions to the COAF, including all cash transactions equal to or above R$ 100,000.00, which shall be reported automatically on the day of the transaction;

•	keep the records referred to above for at least five years or ten years, depending on the nature of the information, even after ending a client relationship or closing a transaction; and

•	define selection criteria and maintain employee AML training.

The non-compliance with any of the obligations indicated above exposes the financial institution and its managers to penalties varying from fines (from 1.0% to 200.0% of the amount of the transaction, 200.0% of the profit generated thereby, or an amount up to R$ 200,000) to rendering its managers ineligible for the exercise of any office in financial institutions and the annulment of the financial institution’s license to operate.

Politically-Exposed Persons - PEPs

PEPs are public agents who occupy or have occupied a relevant public function (for example Heads of State or of government, senior politicians, senior government, judicial or military officials, senior executives of state-owned corporations, important political party officials), over the past five years, in Brazil or other countries, territories and foreign jurisdictions.  The category also includes their family members and close associates.  Financial institutions shall develop and implement internal procedures to identify PEPs and obtain the special approval of their senior managers (e.g., officers) prior to establishing any relationship with those individuals.  They shall also adopt reinforced and continuous surveillance actions with regard to transactions with PEPs and report all suspicious transactions to COAF.

Banking secrecy

Financial institutions shall maintain the secrecy of their banking operations and the services provided to their clients. The only circumstances in which information about the clients, services or operations of Brazilian financial institutions or credit card companies may be disclosed to third parties are the following:  (i) the exchange of information between financial institutions for registration purposes, including through the central risk systems; (ii) the provision to credit protection entities of data from the registration files of subscribers of checks drawn on accounts without sufficient funds; (iii) the supply of information addressed by paragraph 2 of Article 11 of Law No. 9,311/1996; (iv) reporting to the proper authorities on the practice of criminal or administrative violations including the provision of information about transactions that involve funds arising from any criminal act; (v) the disclosure of information with the express consent of the interested parties; and (vi) the disclosure of information as otherwise expressly allowed by Supplementary Law No. 105 of January 10, 2010.

The lifting of bank secrecy may be judicially determined when necessary to assess any illegal act. Complementary Law No. 105/2010 also allows the Central Bank and the CVM to exchange information with foreign governmental authorities according to existing treaties.

The lifting of bank secrecy not included in the situations authorized by Complementary Law No. 105/2010 is considered a crime subject to the confinement of the responsible individuals for one to four years plus fine.

The Consumer Defense Code and banking client protection regulations

In 1990, the Brazilian Consumer Defense Code (Código de Defesa do Consumidor or “CDC”) was enacted to establish rules to govern the relationship between product and service providers and consumers. After a long controversy over the extent to which CDC applies to financial services provided by financial institutions, the Brazilian Supreme Court, in a decision rendered in an unconstitutionality lawsuit, ruled that the CDC also applies to transactions between financial institutions and their clients.  Based on this decision, CMN and the Central Bank have focused their regulation and supervisory role on issues that are specific to financial services, which include:  (i) ombudsman services organized as a free communication channel between clients and financial institutions under the supervision of an ombudsman officer (Resolution No. 3,477/07); (ii) rules for the early liquidation of loans (Resolution No. 3,516); (iii) standards for disclosure and transparency requirements for consumer credit products and financial services, such as the total cost of credit transactions, fees charged and rights and responsibilities and risks involved in any financial transaction (Resolution No. 3,517/07); (iv) prevention of risks related to the contracting of operations and rendering of services by financial institutions (Resolution No. 3,694/09); and collection of fees for services rendered by financial institutions (Resolution No. 3,694/09).

Itaú Unibanco Holding S.A. – 2010 Reference Form	83

Besides the banking client protection regulation enforced by the CMN and the Central Bank, the basic consumer rights guaranteed by the CDC regarding any consumption relationship include:  (i) possibility of imposition of a reverse burden of proof in court, when the allegation is credible and the consumer is weak; (ii) the obligation of financial institutions to ensure that clients are fully aware of all contractual clauses, including responsibilities and penalties applicable to both parties, in order to protect against abusive practices; (iii) the prohibition of financial institutions from releasing misleading or abusive publicity or information about their contracts or services; (iv) the liability of financial institutions for any damages caused to their clients by misrepresentations in their publicity or the information provided; and (v) the need for interest charges in connection with personal credit and consumer directed credit transactions to be proportionally reduced in the case of early payment of debts, among others.

It is also worth noting Decree No. 6,523/2008, that rules the CDC and sets forth general rules for client service (Serviço de Atendimento ao Consumidor – “SAC”), through a telephone number, for information, clarification of doubts, claims and cancellations and/or suspension of contracts and services, as well as Law No. 11,785, which amended Article 54 of the CDC to determine that the adhesion contracts must be written using characters with fonts of at least size 12.

Anti-trust regulations

Generally, under the provision of Law No. 8,884, of June 11, 1994 (“anti-trust law”), transactions aimed at any form of economic concentration, resulting in control of 20% or more of a relevant market, or in which any of the participants has registered an annual gross revenue in its last balance sheet equivalent to R$ 400 million or more, shall be submitted to the Sistema Brasileiro de Defesa da Concorrência (“SBDC”) for approval.  CADE, the decision-making body of the SBDC, may approve a transaction without restrictions, approve it with restrictions or not approve it.

            Financial institutions submit their transactions in the many markets in which they operate, such as insurance and pension plans, to the SBDC for approval.  Transactions in the banking industry, however, must be submitted to the Central Bank, since the Central Bank is the body responsible for their approval. The sole authority of the Central Bank for analyzing and approving merger and acquisition transactions involving financial institutions was confirmed on August 10, 2010 by the STJ, but the final and unappealable decision has not yet been awarded. Although the outcome of this case would not automatically become a binding precedent for financial institutions, the reversal of this decision could nevertheless make it advisable for financial institutions to submit transactions in the banking industry to the SBDC, in addition to the submission to the Central Bank.

Asset management regulations

Asset management is regulated by the CMN and the CVM.  CMN and CVM regulations stipulate that institutions shall segregate their asset management activities from their other activities.

Some investment funds of the asset management industry, such as private equity, are also self-regulated by the Brazilian Financial and Capital Markets Association (“ANBIMA”), which enacts additional rules and policies, especially with respect to the offering, marketing and advertising of financial products and services.

Investment funds are subject to the regulation and supervision of the CVM and are managed by companies authorized by the CVM to manage investment fund portfolios. Investment funds may invest in instruments available in the financial and capital markets, including fixed income instruments, stocks, debentures and derivative products, provided that, in addition to the denomination of the fund, a reference to the relevant type of fund is included.

According to CVM Instruction No. 409 of August 18, 2004, as amended, investment funds may be classified as (i) short- term funds; (ii) referenced funds; (iii) fixed income funds; (iv) stocks funds; (v) exchange funds; (vi) external debt funds; or (vii) multi-market funds.

Investment funds are subject to certain restrictions regarding the composition of their portfolios and the classification of their unitholders, including, among others, restrictions relating to types of securities and financial assets, the limits by Issuer and the limits by types of securities and financial assets. These restrictions are set forth in a regulation issued by the CVM.

Itaú Unibanco Holding S.A. – 2010 Reference Form	84

In addition, the CVM regulations establish criteria for the registration and accounting evaluation of titles, securities, financial instruments and derivatives.  Pursuant to such regulations, fund managers shall mark their securities to market; hence, the fund’s portfolio assets shall be accounted for at their fair market value, instead of their expected yield to maturity.

 The CVM also regulates equity funds, credit right investment funds, real estate investment funds and other specific investment funds.  CVM Instruction No. 409 is applicable to any and all investment funds registered with the CVM, provided it does not contradict the provisions of the specific rules applicable to these funds.

Leasing regulations

The basic legal framework governing leasing transactions is established by Law No. 6,099 of September 12, 1974, as further amended, and the regulations issued by the CMN from time to time, in particular CMN Resolution No. 2,309 of August 28, 1996.
Law No. 6,099/74, as amended, sets forth the general guidelines for the legal treatment of leasing transactions and delegates to the CMN, the regulator and supervisor of the financial system, the competency to scrutinize leasing companies and their transactions in greater detail.  Through CMN Resolution No. 2,309, CMN and the Central Bank of Brazil supervise and control the transactions entered into by leasing companies.  Furthermore, the laws and regulations applicable to financial institutions, such as those related to reporting requirements, capital adequacy and leverage, asset composition limits and the treatment of doubtful loans, are generally also applicable to leasing companies.

Insurance

The Brazilian insurance system is governed by three regulatory agencies: the Brazilian Private Insurance Council (Conselho Nacional de Seguros Privados – “CNSP”), SUSEP and the Supplementary Health Insurance Agency (Agência Nacional de Saúde Suplementar – “ANS”).  With government approval, an insurance company may offer all types of insurance with the exception of workers’ compensation insurance, which is provided exclusively by the National Institute of Medical Assistance and Social Welfare (Instituto Nacional de Seguridade Social – “INSS”).  Insurance companies shall sell policies through qualified brokers.  In accordance with Brazilian insurance legislation, health insurance shall be sold separately from other types of insurance by a specialized insurance company that is subject to the rules of the ANS, the agency responsible for private health insurance.

Insurance companies have to set aside reserves to be invested in specific types of security.  As a result, insurance companies are among the main investors in the Brazilian financial market and are subject to the rules of the CMN regarding the investment of technical reserves.

Insurance companies are exempt from ordinary bankruptcy procedures and instead are subject to a special procedure administered by SUSEP or by ANS, the insurance sector regulators, except when the assets of the insurance company are not sufficient to guarantee at least half of the unsecured credits or procedures are in progress relating to acts that may be considered bankruptcy-related crimes.  Dissolutions may be either voluntary or compulsory.  The Minister of Finance is responsible for the compulsory dissolutions of insurance companies under SUSEP regulations and ANS is responsible for the dissolution of health insurance companies.

There is currently no restriction on foreign investments in insurance companies.

According to Brazilian law, insurance companies shall buy reinsurance to the extent that their liabilities exceed their technical limits under SUSEP rules.

For several years, reinsurance activities in Brazil were carried out on a monopoly basis by the Brazilian Reinsurance Institute, (“IRB” – Brasil Resseguros S.A).  On January 16, 2007, Complementary Law No. 126 came into force, providing for the opening of the Brazilian reinsurance market to other reinsurance companies.  This complementary law specifically established new policies related to reinsurance, retrocession and its intermediation, coinsurance operations, contracting insurance products abroad and insurance sector foreign currency operations.

The main changes introduced by Complementary Law No. 126/07 are summarized below.

Three types of reinsurers are established by the law:

Itaú Unibanco Holding S.A. – 2010 Reference Form	85

•
local reinsurer: a reinsurer with its head office in Brazil, incorporated as a corporation (sociedade por ações) and having as its exclusive purpose the performance of reinsurance and retrocession transactions;

•
admitted reinsurer: a non-resident reinsurer, registered with SUSEP to carry out reinsurance and retrocession transactions, with a representative office in Brazil, which complies with the requirements of Complementary Law No. 126/07 and the applicable rules regarding reinsurance and the reassignment of reinsurance activities; and

•
eventual reinsurer: a non-resident reinsurer, registered with SUSEP to carry out reinsurance and retrocession transactions, without a representative office in Brazil, which complies with the requirements of Complementary Law No. 126/07 and the applicable rules regarding reinsurance and retrocession activities.

An eventual reinsurer cannot be resident in a country considered to be a tax-haven jurisdiction, as determined by Complementary Law No. 126/07.

Admitted or eventual reinsurers shall comply with the following minimum requirements:

•
to be duly incorporated, according to the laws of their countries of origin, in order to underwrite local and international reinsurance in the fields in which that they intend to operate in Brazil and present evidence that they have carried out their operations in their respective countries of origin for at least five years;

•	to have economic and financial capacity equal to or higher than the minimum to be established by CNSP;

•	to have a rating issued by rating agencies recognized by SUSEP equal to or higher than the minimum to be established by CNSP;

•	to have a duly appointed resident attorney-in-fact in Brazil with full administrative and judicial powers;

•	to comply with additional requirements established by CNSP and SUSEP.

In addition to the requirements mentioned above, an admitted reinsurer shall keep a foreign currency account with SUSEP and periodically submit financial statements to SUSEP, pursuant to the rules enacted by CNSP.

Entering into reinsurance and retrocession contracts in Brazil or abroad shall occur either through direct negotiation between the involved parties or through an authorized broker.  Foreign reinsurance brokers may be authorized to operate in Brazil, according to the law and additional requirements established by SUSEP and CNSP.

Reinsurance operations relating to survival life insurance and private pension plans may only be offered by local reinsurers.

With due observance of the rules to be enacted by CNSP, insurance companies, when transferring their risks in reinsurance, will have to offer 40% of the risks to local reinsurers.

The technical reserves of local reinsurers and funds deposited in Brazil for the purpose of guaranteeing admitted reinsurers’ local activities will be managed according to the rules of the CMN.  IRB continues to be authorized to carry out reinsurance and retrocession activities in Brazil as a local reinsurer.

b) the Issuer’s environmental policy and costs incurred in complying with environmental regulation and, if applicable, with other environmental practices, including the adherence to international environmental protections standards

Environmental issues affect operations and relationships with clients. Itaú Unibanco follows internationals standards, such as the Global Compact, and have its own policies to guide its activities.

Itaú Unibanco Holding S.A. – 2010 Reference Form	86

Operations

As regards operations (administrative buildings and branch network management), the bank follows the state and Federal regulations on environmental issues.  In 2010, the bank did not pay any fines and there were no non-monetary sanctions resulting from non-compliance with environmental laws and regulations.

The bank seeks to have the best practices for the implementation of eco-efficiency throughout the conglomerate.

Itaú Unibanco’s Sustainability Policy provides the following guidelines on environmental aspects:

•	Support market mechanisms and internal policies that promote respect for the environment, quality of life and the maintenance of biodiversity;

•	Develop and improve mechanisms and internal policies on the management of the indirect environmental impacts of financial operations;

•	Mitigate the direct environmental impacts of operations.

The eco-efficiency scope for the conglomerate takes into consideration the following items in its management:

•	Use of materials;

•	GHG emissions (including an inventory audited in 2010);

•	Consumption of electrical energy;

•	Consumption of water;

•	Waste management (with a selective garbage collection program).

In the Itaú Unibanco Sustainability Annual Report it is possible to see data on consumption and practices regarding all of these items.

We can also highlight some practices that are differentiated:

Mitigation of environmental impacts

Itaú Unibanco adopts a number of initiatives to mitigate the environmental impacts of its products and services, including:

•	use of online statements, thus avoiding printing on A4 paper format. In 2010, the bank was able to save 421 metric tons of paper;
•
implementation of the electronic insurance policy for the purposes of: reducing the use of natural resources and the bank’s impact on the environment by reducing the use of paper and rationalizing logistics in the process of delivery of insurance policies; drawing the attention of our clients to the topic of sustainability, providing examples of sustainable actions; and standardizing our communication with policyholders, thus generating printing and logistics cost savings.  Before this initiative, for an annual average of 82,000 transactions (policies and endorsements), 1,827,000 leaves (front and back) were printed on average. Currently, for this same average number of transactions, the number of printed documents is around 209,000;

•
implementation of single post-sale material (unification of post-sale kits) for the individual life and personal injury insurance products in accordance with the client’s segment (Retail, Itaú Uniclass or Personnalité). With this initiative, the cost of post-sale materials sent to the client was reduced by R$ 960,000;

•	reduction of one page in the post-sale material of the Proteção Financeira Itaucred product, providing for the reduction of 600,000 pages printed per year;
•	installation of a water tank for collecting rainwater to be used in the toilets of building A of CA Tatuapé, which is expected to be completed in the first quarter of 2011;
•
in the supply of the administrative buildings, diesel oil generators are used and they may, in the long-term, contribute to air pollution, although this is an impact that the bank considers to be low due to its operating characteristics. To determine this impact, the consumption of diesel oil by the generators is monitored and the data is reported in the inventory of GHG. As a mitigating action, the project of the Gas Washer of CA Tatuapé is expected to be completed in 2011. With this, we expect to reduce the emissions of SOx (by 99%), NOx (5%) and particulate material (80%), which are gases arising from the burning of diesel oil;

Itaú Unibanco Holding S.A. – 2010 Reference Form	87

•
currently, organic waste from sweeping, bathrooms and non-recyclable garbage is sent to a landfill licensed by Companhia de Tecnologia de Saneamento Ambiental (“Cetesb”). Although it is not very significant, the forwarding of waste to landfills may contribute, in the long-term, to the depletion of these disposal areas. Additionally, the deposit of waste in landfills generates the production of gases (methane/CH4, carbon dioxide/CO2, sulfuric acid/H2S, and ammonia/Nh3) by means of the decomposition of the organic matter by micro-organisms. To determine these impacts, the volume generated is monitored and the data is reported in the inventory of GHG. The mitigating actions implemented are: forwarding of a large part of the waste to recycling and avoiding to send it to landfills; forwarding of the waste generated in the administrative buildings in the region of São Paulo to a covered landfill, reducing the production of gases; implementation, in 2010, of a project that determined the practice of properly disposing the waste generated in works for the renewal of the buildings, which was previously the responsibility of the construction companies and which is now collected by a company that separates the waste and sends it to companies that recycle these materials; and garbage selective collection, which is already in place in the main complexes of Itaú Unibanco and there is a project for its expansion to other buildings;

•
in the supply of the administrative buildings, electric energy arising from the municipal electric energy supply system, which may, in the long-term, contribute to the shortage of natural resources, although this is an impact that the bank considers to be low due to its operating characteristics.  To determine this impact, the consumption of electric energy from the municipal system is monitored and the data is reported in the inventory of GHG. As a mitigating action, in 2010, seven administrative buildings of the bank (CAU, UBB, EBI, EBV, CAO, ITM, CAT) started to be supplied with clean electric energy generated in the Bandeirantes thermoelectric plant, and CAT started to benefit from this in May 2010.The plant is the result of a project developed by Unibanco and its electric energy is generated from the burning of the methane produced by means of the decomposition of the garbage deposited in the landfill.

Green IT

The Green IT concept implemented at Itaú Unibanco is directly related to the bank’s sustainability. The projects developed by the information technology area to promote more efficient processes are guided by four pillars:

•	Cycle of life of products (and electronic garbage management);
•	Energy efficiency;
•	Green workplace;
•	Green applications.

By means of these actions taken in accordance with these objectives proposed by the IT area, it is possible to promote the reduction in the use of resources and properly manage the activities that involve the bank’s operations.

We are aware that the process for the improvement of the technology environments is a path to be taken in the long-term, with continuing investment in research, analysis of the results achieved and knowledge of the innovations existing in the market. In 2010, R$ 660 million was invested in IT actions to identify, map and measure opportunities related to the economic, social and environmental areas.

Bandeirantes Thermoelectric Plant (“UTEB”)

This power plant is managed by the bank and produces electricity from the biochemical gas generated and collected from the Bandeirantes sanitary landfill site, located at Km 26 of the Bandeirantes highway, in the district of Perus, São Paulo.

UTEB brings environmental benefits because it prevents the release of methane, one of the GHGs, into the air. For this reason, it is authorized to issue carbon credits, which are sold to industrial companies in countries that have emission reduction targets agreed upon under the Kyoto Protocol.

Itaú Unibanco uses the renewable energy produced by UTEB to supply six administrative buildings.

Itaú Unibanco Holding S.A. – 2010 Reference Form	88

Clients

Environmental issues are also taken into consideration in the relationship with clients. In 2009, the bank joined the Green Protocol, which is a commitment to only grant financing to companies or projects that are committed to sustainability.

Created in 2003, the Equator Principles, to which adherence is voluntary, consist of a set of socio-environmental criterion and guidelines that must be observed by the signatory banks to identify and evaluate the risks and impacts in project finance operations. These Principles use the Performance Standards (http://www.ifc.org/ifcext/sustainability.nsf/Content/PerformanceStandards) and the Environment, Health and Safety Guidelines of the International Finance Corporation (“IFC”) (http://www.ifc.org/ifcext/sustainability.nsf/Content/EnvironmentalGuidelines) as parameters.

The main aspects to be considered by the signatories of the Equator Principles in the concession of project finance credit are those defined by IFC’s Performance Standards, namely:

- Social and Environmental Management System;

- Labor and working conditions;

- Pollution prevention and abatement, minimization of waste and management of solid and chemical waste;

- Protection of human rights and community public health and safety;

- Land acquisition and involuntary resettlement;

- Sustainable natural resource and biodiversity management;

- Impacts on indigenous peoples and their culture, traditions and values;

- Protection of cultural and archeological heritage.

In 2004, Itaú and Unibanco were the first two banks from emerging markets to adopt these standards. Between September 2008 and March 2010, Itaú Unibanco chaired the Equator Principles Steering Committee, a landmark for the dissemination of good practices in emerging countries, particularly in Latin America.

For 2011, the bank’s challenge is to maintain its active participation in the Equator Principles Steering Committee, in addition to contributing to the strategic review of the Equator Principles and IFC’s Performance Standards and increasing its capability to address the climate change topic by means of the development, in the medium and long-term, of mitigation and adaptation instruments and measures – including financing mechanisms.

In addition to the commitments made with its adherence to the Equator Principles, Itaú Unibanco created in 2007 the Social and Environmental Risk Policy on loans to corporate clients.  The initiative represents the bank’s commitment to integrate social and environmental criteria into the credit decision-making process.  In the application of the policy, the institution seeks to assess the social and environmental risk of financing projects and clients’ activities, the latter by means of an analysis of their social and environmental risk management abilities.

c) dependence on relevant patents, trademarks, licenses, concessions, franchises, and royalty contracts for developing activities

The most relevant brands of the Issuer or its subsidiaries and which are used in the performance of their activities are “ITAÚ”, “ITAÚ PERSONNALITÉ”; “UNICLASS”; “ITAÚ BBA”; “ITAUCARD”; “HIPERCARD”; “UNIBANCO”, “GARANTECH” and “GARANTEC”.  These brands are deposited or registered with the INPI – (the National Institute of Industrial Property), which is the body responsible for the registration of brands and patents in Brazil, in the fields of activity in which the Issuer and its subsidiaries operate.

On October 28, 2008, the INPI recognized the brand “ITAÚ” as having special status because it is well known by the general public, particularly because of its tradition, positive image, quality and the trust that the products and services that carry the brand receive from consumers.  With this INPI decision, the “ITAÚ” brand started to receive special protection in all fields of activity.

We believe that the brands of the Issuer and its subsidiaries play an important role in the performance of our activities and we implemented a policy for the protection of our brands which also involves the deposit of new brands and the extension of the brands in effect.  In addition to the relevant brands deposited and/or registered in Brazil and abroad, the details of which are listed in item 9.1 (b), the Issuer and its subsidiaries are engaged in the application process for the registration of many other brands.  We consider that the chance of loss of these brands is very remote.

Itaú Unibanco Holding S.A. – 2010 Reference Form	89

7.6 With respect to the countries in which the Issuer obtains substantial revenues, please identify: a) Revenue arising from clients from the country where the Issuer is headquartered and their share in the total net revenue; b) Revenue arising from clients from each foreign country and their share in the total net revenue; c) Total revenue arising from foreign countries and their share in the Issuer’s total net revenue

There is no relevant revenue in the Company arising from countries other than Brazil.

7.7. With respect to the foreign countries disclosed in item 7.6, please state the extent to which the Issuer is subject to regulation in these countries and how this regulation affects the issuer’s business

There is no relevant revenue in the Company arising from countries other than Brazil.

7.8 Describe relevant long-term relationships of the Issuer that are not mentioned anywhere else in this form

All the long-term relationships that have significantly affected operating performance were commented on in the other items of this form.

7.9. Supply other information that the Issuer may deem relevant

All the information that has significantly affected operating performance has been commented on in the other items of this form.

Itaú Unibanco Holding S.A. – 2010 Reference Form	90

ITEM 8 – ECONOMIC GROUP

8.1. Describe the economic group in which the Issuer is inserted, indicating:

a) direct and indirect controlling shareholders

Direct Controlling Companies
Itaúsa - Investimentos Itaú S.A.
IUPAR - Itaú Unibanco Participações S.A.
Indirect Controllers
Alfredo Egydio Arruda Villela Filho
Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Beatriz de Mattos Setubal
Bruno Rizzo Setubal
Camila Rizzo Setubal
Carolina Marinho Lutz Setubal
Cia. E.Jonhston de Participações
Companhia ESA
Estate of Olavo Egydio Setubal
Fernando Roberto Moreira Salles
Fernando Setubal Souza e Silva
Gabriel de Mattos Setubal
Guilherme Setubal Souza e Silva
João Moreira Salles
José Luiz Egydio Setubal
Julia Guidon Setubal
Luiza Rizzo Setubal
Maria Alice Setubal
Maria de Lourdes Egydio Villela
Mariana Lucas Setubal
Marina Nugent Setubal
Olavo Egydio Setubal Júnior
Paula Lucas Setubal
Paulo Egydio Setubal
Paulo Setubal Neto
Pedro Moreira Salles
Ricardo Egydio Setubal
Ricardo Villela Marino
Roberto Egydio Setubal
Rodolfo Villela Marino
Tide Setubal Souza e Silva Nogueira
Walther Moreira Salles Júnior

b) subsidiary and affiliated companies
c) the Issuer’s ownership interests in group companies
d) group companies’ ownership interests in the Issuer
e) companies under common control

Table refers to items “b” and “e”

Companies	Equity share in voting capital (%)	Equity share in capital (%)	Subsidiary or affiliated company
Domestic
Itaú Unibanco S.A.	100.00	100.00	Subsidiary
Banco Itaú BBA S.A.	57.55	78.77	Subsidiary
Itauseg Participações S.A.	35.04	35.04	Subsidiary
Banco Itaucard S.A. (9.2)	1.50	2.04	Subsidiary
Itaú BBA Participações S.A.	100.00	100.00	Subsidiary
Itaú Corretora de Valores S.A. (9.2)	-	1.94	Subsidiary
Foreign
Itaú Chile Holdings, Inc.	100.00	100.00	Subsidiary
Banco Itaú Uruguay S.A.	100.00	100.00	Subsidiary
Oca S.A.	100.00	100.00	Subsidiary
Oca Casa Financiera S.A.	100.00	100.00	Subsidiary
Aco Ltda.	99.24	99.24	Subsidiary
     Base date: 12/31/2010

Itaú Unibanco Holding S.A. – 2010 Reference Form	91

8.2.	Should the Issuer wish, please insert a flowchart of the economic group in which the Issuer is included, provided that it is compatible with the information presented in item 8.1

8.3. Describe corporate restructuring transactions, such as takeovers, mergers, spin-offs, acquisitions of shares, disposals and acquisitions of shareholding control, and acquisitions and disposals of important assets that the group has carried out

Item 6.5 of this Reference Form contains the information relating to the main corporate events involving the Issuer, its subsidiaries and affiliates.

8.4. Supply other information that the Issuer may deem relevant

None.

Itaú Unibanco Holding S.A. – 2010 Reference Form	92

ITEM 9 – RELEVANT ASSETS

9.1 Describe the non-current assets that are relevant for the development of the Issuer’s activities, indicating in particular:

a) property, plant and equipment, including that under rental or lease agreement, identifying their location

Real estate properties

We are the owners of the head offices, located in São Paulo, Brazil, in addition to other administrative buildings. The head office, the main administrative centers and the main activities undertaken there are as follows:

•	Itaú Unibanco Centro Empresarial, located at Praça Alfredo Egydio de Souza Aranha, 100, São Paulo – head office, commercial area, back-offices and main administrative areas;

•	Centro Administrativo Tatuapé, located at Rua Santa Virgínia/Rua Santa Catarina, 299, São Paulo – administrative center;

•	Centro Técnico Operacional, located at Avenida do Estado, 5,533, São Paulo – data processing center;

•	Retail and investment bank at our rented offices located at Avenida Brigadeiro Faria Lima, 3400, 3rd to 12th floor, São Paulo; and Avenida das Nações Unidas, 7815, 3rd to 13th floor, São Paulo;

•	Centro Administrativo Unibanco, located at Rua João Moreira Sales, 130 – Jardim Monte Alegre – São Paulo – administrative and data processing center;

•	Edifício Unibanco, located at Av. Eusébio Matoso, 891 – Pinheiros – São Paulo – administrative center;

•	Edifício Boa Vista, located at Rua Boa Vista, 162 – São Paulo – administrative center;

•	Edifício Barão de Iguape, located at Praça do Patriarca, 30 / Rua Direita, 250 – São Paulo – administrative center;

We also rent from third parties part of our administrative offices and most of our branches at market prices, with renewable agreements, the terms of which end between the first half of 2011 and the fourth quarter of 2029. We are the owners of 12% of our administrative properties and branches (including ATMs, parking lots and service centers) and we rent the remaining 88%.  Taking into consideration only the administrative buildings and branches, we are the owners of 32% of the properties and we rent the remaining 68%.

9.1.a.  Property, plant and equipment

Description of the property, plant and equipment item	Country of location	State of location	City of location	Type of property
Itaú Unibanco Centro Empresarial	Brazil	SP	São Paulo	Own
Centro Administrativo Tatuapé	Brazil	SP	São Paulo	Own
Centro Técnico Operacional	Brazil	SP	São Paulo	Own
Retail and investment bank	Brazil	SP	São Paulo	Rented
Centro Administrativo Unibanco	Brazil	SP	São Paulo	Own
Edifício Unibanco	Brazil	SP	São Paulo	Own
Edifício Boa Vista	Brazil	SP	São Paulo	Own
Edifício Barão de Iguape	Brazil	SP	São Paulo	Own

Itaú Unibanco Holding S.A. – 2010 Reference Form	93

9.1 b. Relevant non-current assets / 9.1.b. Patents, trademarks, licenses, grants, franchises and technology transfer agreements

Type of asset	Asset Description	Territory Affected	Duration			Events that may cause the loss of the rights	Consequence of the loss of the rights
Brand	ITAÚ	Brazil	10/05/2004	to	10/05/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Brazil	10/05/2004	to	10/05/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Brazil	03/11/2008	to	03/11/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Brazil	03/11/2008	to	03/11/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Brazil	07/03/2007	to	07/03/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Brazil	05/22/2007	to	05/22/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Brazil	02/10/2009	to	02/10/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Brazil	01/22/2008	to	01/22/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Brazil	05/18/2004	to	05/18/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Brazil	07/25/1975	to	07/25/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Brazil	09/21/1993	to	09/21/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Brazil	02/10/2009	to	02/10/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Brazil	10/06/1987	to	10/06/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Brazil	04/24/1984	to	04/24/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ PERSONNALITÉ	Brazil	7/3/2007	to	7/3/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ PERSONNALITÉ	Brazil	7/3/2007	to	7/3/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ PERSONNALITÉ	Brazil	4/28/2009	to	4/28/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	PERSONNALITÉ	Brazil	9/21/1999	to	9/21/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	PERSONNALITÉ	Brazil	4/19/2005	to	4/19/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	UNI CLASS	Brazil	10/5/1999	to	10/5/2009	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	UNICLASS	Brazil	11/26/2008	to	-	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	UNICLASS	Brazil	11/26/2008	to	-	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Brazil	4/1/2008	to	4/1/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Brazil	12/8/2005	to	-	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Brazil	1/21/2011	to	1/25/2021	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAUCARD	Brazil	7/13/2000	to	-	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAUCARD	Brazil	7/22/2008	to	7/22/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAUCARD	Brazil	10/24/1989	to	10/24/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	HIPERCARD	Brazil	9/1/1992	to	9/1/2012	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	HIPERCARD	Brazil	2/11/2010	to	-	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	HIPERCARD	Brazil	2/11/2010	to	-	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	HIPERCARD	Brazil	2/11/2010	to	-	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	UNIBANCO	Brazil	6/29/1999	to	6/29/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	UNIBANCO	Brazil	10/5/1999	to	10/5/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	UNIBANCO	Brazil	1/25/1980	to	1/25/2010	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	UNIBANCO	Brazil	1/25/1980	to	1/25/2010	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Itaú Unibanco Holding S.A. – 2010 Reference Form	94

Brand	UNIBANCO	Brazil	10/13/1981	to	10/13/2011	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	UNIBANCO	Brazil	10/24/1995	to	10/24/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	UNIBANCO	Brazil	2/13/2007	to	2/13/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	UNIBANCO	Brazil	6/10/1980	to	6/10/2010	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	UNIBANCO	Brazil	6/10/1980	to	6/10/2010	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	UNIBANCO	Brazil	6/10/1980	to	6/10/2010	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	UNIBANCO	Brazil	6/10/1980	to	6/10/2010	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	UNIBANCO	Brazil	11/9/1993	to	11/9/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	UNIBANCO	Brazil	11/9/1993	to	11/9/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	UNIBANCO	Brazil	10/10/1977	to	10/10/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	UNIBANCO	Brazil	1/25/1980	to	1/25/2010	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	UNIBANCO	Brazil	1/25/1980	to	1/25/2010	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	GARANTECH	Brazil	3/31/2000	to	-	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	GARANTEC	Brazil	9/28/2010	to	-	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	GARANTEC	Brazil	9/28/2010	to	-	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	GARANTEC	Brazil	9/28/2010	to	-	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	GARANTEC	Brazil	9/28/2010	to	-	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Germany	5/26/1982	to	11/30/2011	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Germany	4/23/2007	to	3/7/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Germany	4/23/2007	to	3/7/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Germany	11/15/2004	to	10/4/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Germany	1/9/2008	to	8/29/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Germany	1/9/2008	to	8/29/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Argentina	3/29/2007	to	3/29/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Argentina	3/29/2007	to	3/29/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Argentina	3/29/2007	to	3/29/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Argentina	3/29/2007	to	3/29/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Argentina	4/7/2009	to	4/7/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Argentina	3/16/2007	to	3/16/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Argentina	3/16/2007	to	3/16/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Argentina	6/12/2007	to	6/12/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ PERSONNALITÉ	Argentina	11/30/2007	to	11/30/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ PERSONNALITÉ	Argentina	11/30/2007	to	11/30/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ PERSONNALITÉ	Argentina	10/22/2008	to	10/22/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Aruba	2/13/2007	to	1/11/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Aruba	2/13/2007	to	1/11/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Aruba	2/13/2007	to	1/11/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Aruba	1/20/2005	to	8/9/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Aruba	11/19/2007	to	9/24/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Aruba	11/19/2007	to	9/24/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Barbados	12/22/1999	to	12/22/2009	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Barbados	2/21/2006	to	2/21/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Bahrain	12/12/2002	to	12/12/2012	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Bahrain	7/5/2007	to	7/5/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Bahrain	7/5/2007	to	7/5/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Bahrain	6/4/2005	to	6/4/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Benelux (Belgium, Netherlands, Luxembourg)	4/1/2005	to	10/1/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Itaú Unibanco Holding S.A. – 2010 Reference Form	95

Brand	ITAÚ BBA	Benelux (Belgium, Netherlands, Luxembourg)	11/8/2007	to	8/28/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Benelux (Belgium, Netherlands, Luxembourg)	11/8/2007	to	8/28/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Benelux (Belgium, Netherlands, Luxembourg)	4/1/1982	to	10/8/2011	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Benelux (Belgium, Netherlands, Luxembourg)	2/7/2007	to	11/3/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Benelux (Belgium, Netherlands, Luxembourg)	2/7/2007	to	11/3/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Benelux (Belgium, Netherlands, Luxembourg)	2/7/2007	to	11/3/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Bolivia	10/24/1986	to	10/24/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Bolivia	11/19/2007	to	11/19/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Bolivia	11/20/2007	to	11/20/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Bolivia	9/27/2005	to	9/27/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Bolivia	5/8/2008	to	5/8/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Bolivia	5/6/2008	to	5/6/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	UNIBANCO	Bolivia	1/15/1998	to	1/15/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Canada	6/17/1983	to	6/17/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Chile	2/2/1994	to	4/20/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Chile	1/31/2007	to	1/31/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Chile	4/24/2007	to	4/24/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Chile	11/6/2006	to	11/6/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Chile	11/6/2006	to	11/6/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Chile	1/31/2007	to	1/31/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Chile	4/24/2007	to	4/24/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Chile	4/24/2007	to	4/24/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Chile	1/31/2007	to	1/31/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Chile	4/24/2007	to	4/24/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Chile	1/31/2007	to	1/31/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Chile	4/24/2007	to	4/24/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Chile	3/25/2008	to	3/25/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Chile	3/25/2008	to	3/25/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ PERSONNALITÉ	Chile	9/21/2007	to	9/21/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ PERSONNALITÉ	Chile	9/21/2007	to	9/21/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ PERSONNALITÉ	Chile	9/21/2007	to	9/21/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ PERSONNALITÉ	Chile	9/21/2007	to	9/21/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ PERSONNALITÉ	Chile	7/10/2007	to	7/10/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ PERSONNALITÉ	Chile	7/27/2007	to	7/27/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	UNIBANCO	Chile	6/23/1981	to	5/16/2011	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	China	1/14/2010	to	1/14/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	China	1/14/2010	to	1/14/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	China	1/14/2010	to	1/14/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	China	9/7/2007	to	9/6/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	China	6/7/2009	to	6/7/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Itaú Unibanco Holding S.A. – 2010 Reference Form	96

Brand	ITAÚ	Singapore	1/19/1982	to	1/19/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Singapore	11/15/2006	to	11/15/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Singapore	11/15/2006	to	11/15/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Singapore	10/19/2004	to	10/19/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Singapore	8/27/2007	to	8/27/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Colombia	9/27/1993	to	9/27/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	UNIBANCO	Colombia	12/13/1996	to	12/13/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Costa Rica	8/3/1988	to	8/3/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Costa Rica	6/26/2008	to	6/26/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Costa Rica	1/18/2008	to	1/18/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Costa Rica	3/23/2007	to	3/23/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Costa Rica	2/2/2009	to	2/2/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Costa Rica	12/8/2009	to	12/8/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Cuba	7/14/2006	to	7/24/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Cuba	8/25/2008	to	3/22/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Cuba	8/25/2008	to	7/22/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Cuba	2/2/2005	to	2/2/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Cuba	9/25/2008	to	9/14/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Cuba	9/25/2008	to	9/14/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	El Salvador	3/31/2005	to	3/31/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	El Salvador	11/29/2007	to	11/29/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	El Salvador	1/30/2008	to	1/30/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	El Salvador	12/5/2005	to	12/5/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	El Salvador	6/5/2008	to	6/5/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	El Salvador	6/24/2008	to	6/24/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Ecuador	1/20/1996	to	1/20/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Ecuador	9/18/2007	to	9/18/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Ecuador	9/18/2007	to	9/18/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Ecuador	9/28/2005	to	9/28/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Ecuador	1/2/2008	to	1/2/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Ecuador	1/2/2008	to	1/2/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Spain	3/17/2008	to	7/17/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Spain	3/17/2008	to	7/17/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAU BBA	Spain	7/7/2006	to	12/3/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAU BBA	Spain	2/18/2008	to	8/28/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAU BBA	Spain	2/19/2008	to	8/28/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	United States	6/15/1982	to	6/15/2012	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	United States	1/21/2003	to	1/21/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	United States	6/22/2010	to	6/22/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	United States	6/29/2010	to	6/29/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	United States	1/12/2010	to	1/12/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	UNIBANCO	United States	4/20/2004	to	4/20/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	UNIBANCO	United States	1/31/2006	to	1/31/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	UNIBANCO	United States	1/31/2006	to	1/31/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	UNIBANCO	United States	6/1/2004	to	6/1/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Finland	5/31/2007	to	5/31/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Finland	5/31/2007	to	5/31/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Finland	5/31/2007	to	5/31/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Itaú Unibanco Holding S.A. – 2010 Reference Form	97

Brand	ITAÚ BBA	Finland	7/29/2005	to	7/29/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Finland	3/14/2008	to	3/14/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Finland	3/14/2008	to	3/14/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	France	8/5/1991	to	8/5/2011	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	France	3/9/2007	to	3/9/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	France	3/6/2007	to	3/6/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	France	10/4/2004	to	10/4/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	France	8/27/2007	to	8/27/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	France	8/27/2007	to	8/27/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	UNIBANCO	France	7/22/1982	to	7/22/2012	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Guatemala	6/5/1987	to	6/4/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Guatemala	9/19/2007	to	9/18/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Guatemala	9/19/2007	to	9/18/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Guatemala	9/20/2005	to	9/20/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Guatemala	6/10/2010	to	6/9/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Guatemala	4/25/2010	to	4/25/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Guiana	5/4/2002	to	5/4/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Guiana	8/17/2007	to	3/7/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Guiana	8/17/2007	to	3/7/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Guiana	10/2/2004	to	10/2/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Guiana	1/18/2008	to	8/29/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Haiti	12/27/1985	to	12/27/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Haiti	10/10/2007	to	10/10/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Haiti	10/10/2007	to	10/10/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Haiti	6/8/2005	to	6/8/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Haiti	3/7/2008	to	3/7/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Haiti	3/7/2008	to	3/7/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Honduras	3/14/1988	to	3/14/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Honduras	7/31/2008	to	7/31/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Honduras	7/31/2008	to	7/31/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Honduras	11/25/2005	to	11/25/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Honduras	5/16/2008	to	5/16/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Honduras	5/16/2008	to	5/16/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Hong Kong	6/20/1984	to	11/10/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Hong Kong	11/1/2006	to	11/1/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Hong Kong	11/1/2006	to	11/1/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Hong Kong	6/10/2004	to	6/10/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Hong Kong	8/27/2007	to	8/27/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	UNIBANCO	Cayman Islands	10/4/1995	to	10/28/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Ireland	11/1/2006	to	11/1/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Ireland	11/1/2006	to	11/1/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Ireland	10/1/2004	to	10/1/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Ireland	8/28/2007	to	8/28/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Italy	1/12/2010	to	11/13/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Italy	1/12/2010	to	11/13/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Italy	1/12/2010	to	11/13/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Italy	3/17/2008	to	10/14/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Italy	6/3/2010	to	9/21/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Italy	6/3/2010	to	9/11/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Jamaica	1/24/2007	to	3/14/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Jamaica	1/14/2008	to	3/30/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Jamaica	1/12/2006	to	2/3/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Jamaica	10/6/2008	to	10/25/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Jamaica	10/6/2008	to	10/25/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Japan	10/30/2009	to	10/30/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Itaú Unibanco Holding S.A. – 2010 Reference Form	98

Brand	ITAÚ	Japan	10/30/2009	to	10/30/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Japan	10/30/2009	to	10/30/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Japan	4/21/2006	to	4/21/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Japan	8/14/2009	to	8/14/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Japan	8/14/2009	to	8/14/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Macao	2/3/1992	to	2/3/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Macao	10/5/2007	to	10/5/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Macao	10/5/2007	to	10/5/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Macao	6/8/2005	to	6/8/2012	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Macao	2/25/2008	to	2/25/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Macao	2/25/2008	to	2/25/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Mexico	6/1/1987	to	3/14/2011	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Mexico	7/16/2007	to	5/11/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Mexico	7/16/2007	to	5/11/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Mexico	5/12/2006	to	12/15/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Mexico	11/25/2009	to	9/5/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Mexico	11/25/2009	to	9/5/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	UNIBANCO	Mexico	7/28/2008	to	6/26/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	UNIBANCO	Mexico	10/22/2008	to	8/25/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Nicaragua	5/16/1986	to	5/16/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Nicaragua	11/21/2007	to	11/20/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Nicaragua	1/8/2008	to	1/7/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Nicaragua	2/15/2006	to	2/14/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Nicaragua	4/14/2009	to	4/14/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Nicaragua	3/4/2009	to	3/4/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Norway	4/2/2007	to	4/2/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Norway	4/2/2007	to	4/2/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Norway	4/2/2007	to	4/2/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Norway	12/15/2005	to	12/15/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Norway	4/14/2008	to	4/14/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Norway	4/14/2008	to	4/14/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Panama	7/16/1986	to	7/16/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Panama	4/11/2008	to	5/22/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Panama	4/11/2008	to	5/22/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Panama	2/14/2006	to	3/31/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Panama	7/30/2008	to	10/19/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Panama	7/30/2008	to	10/19/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	UNIBANCO	Panama	1/7/1998	to	8/22/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	UNIBANCO	Panama	1/12/1999	to	1/20/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Paraguay	4/16/1998	to	4/16/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Paraguay	10/21/2008	to	10/21/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Paraguay	10/21/2008	to	10/21/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Paraguay	11/3/2010	to	11/3/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Paraguay	12/23/2008	to	12/23/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Paraguay	11/12/2008	to	11/12/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	UNIBANCO	Paraguay	11/26/1996	to	11/26/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	UNIBANCO	Paraguay	11/25/1996	to	11/25/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Peru	8/28/2002	to	12/23/2012	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Peru	11/28/2007	to	11/28/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Peru	11/28/2007	to	11/28/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Peru	7/5/2006	to	7/5/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Peru	1/16/2007	to	1/16/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Peru	7/25/2006	to	7/25/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Portugal	10/10/1988	to	10/10/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Portugal	6/18/2007	to	6/18/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Portugal	11/21/2007	to	11/21/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Itaú Unibanco Holding S.A. – 2010 Reference Form	99

Brand	ITAÚ BBA	Portugal	11/30/2005	to	11/30/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Portugal	11/30/2007	to	11/30/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Portugal	12/4/2007	to	04/12//2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	United Kingdom	12/7/1990	to	9/12/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	United Kingdom	8/17/2007	to	3/7/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	United Kingdom	8/17/2007	to	3/7/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	United Kingdom	12/8/2006	to	10/2/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	United Kingdom	1/18/2008	to	8/29/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	UNIBANCO	United Kingdom	2/8/1991	to	10/28/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Dominican Republic	1/30/1986	to	1/30/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Dominican Republic	5/30/2007	to	5/30/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Dominican Republic	5/30/2007	to	5/30/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Dominican Republic	3/15/2007	to	3/15/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Dominican Republic	11/29/2007	to	11/29/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Dominican Republic	11/29/2007	to	11/29/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Switzerland	4/20/2007	to	11/6/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Switzerland	4/20/2007	to	11/6/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Switzerland	4/20/2007	to	11/6/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Switzerland	3/8/2005	to	11/29/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Switzerland	12/20/2007	to	8/28/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Switzerland	12/20/2007	to	8/28/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Trinidad and Tobago	5/28/2002	to	9/29/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Trinidad and Tobago	9/13/2007	to	4/2/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Trinidad and Tobago	8/24/2006	to	8/9/2014	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Trinidad and Tobago	3/18/2009	to	9/6/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Turkey	11/3/2006	to	11/3/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Turkey	11/3/2006	to	11/3/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Turkey	11/3/2006	to	11/3/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Turkey	12/12/2005	to	12/12/2015	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Turkey	8/28/2007	to	8/28/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Turkey	8/28/2007	to	8/28/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	European Union	6/21/2005	to	10/31/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	European Union	4/25/2007	to	10/31/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	European Union	6/21/2005	to	10/31/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	European Union	4/12/2005	to	10/31/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	European Union	6/29/2005	to	10/31/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	European Union	2/23/2007	to	10/31/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	European Union	8/7/2008	to	8/28/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	European Union	8/7/2008	to	8/28/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ PERSONNALITÉ	European Union	3/15/2005	to	10/31/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ PERSONNALITÉ	European Union	4/12/2005	to	10/31/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ PERSONNALITÉ	European Union	4/12/2005	to	10/31/2013	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Uruguay	5/4/1992	to	5/4/2012	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Uruguay	7/30/2007	to	7/30/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Itaú Unibanco Holding S.A. – 2010 Reference Form	100

Brand	ITAÚ	Uruguay	7/30/2007	to	7/30/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Uruguay	4/25/2007	to	4/25/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Uruguay	8/6/2008	to	8/6/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Uruguay	8/6/2008	to	8/6/2018	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ PERSONNALITÉ	Uruguay	7/2/2009	to	7/2/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ PERSONNALITÉ	Uruguay	5/3/2010	to	5/3/2020	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ PERSONNALITÉ	Uruguay	7/1/2009	to	7/1/2019	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	UNIBANCO	Uruguay	6/5/1997	to	6/5/2017	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ	Venezuela	7/27/1984	to	7/27/2009	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Venezuela	2/16/2006	to	2/16/2016	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Venezuela	6/18/2009	to	6/18/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Brand	ITAÚ BBA	Venezuela	6/18/2009	to	6/18/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Germany	11/29/2006	to	2/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Argentina	2/25/2009	to	2/25/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Áustria	11/29/2006	to	2/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Belgium	11/29/2006	to	2/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Denmark	11/29/2006	to	2/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Spain	11/29/2006	to	2/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Finland	11/29/2006	to	2/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	France	11/29/2006	to	2/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Greece	11/29/2006	to	2/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Netherlands	11/29/2006	to	2/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Ireland	11/29/2006	to	2/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Italy	11/29/2006	to	2/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Luxembourg	11/29/2006	to	2/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Peru	12/12/2007	to	2/23/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Portugal	11/29/2006	to	2/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	United Kingdom	11/29/2006	to	2/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)
Patent	Virtual Keyboard Generation Method	Sweden	11/29/2006	to	2/20/2024	Indicated in item 9.2 (III)	Indicated in item 9.2 (IV)

Itaú Unibanco Holding S.A. – 2010 Reference Form	101

c) the companies in which the Issuer has an ownership interest and inform about these companies:

We present below subitems I, II, III, IV, V, VI, VII and XI:

					R$
9.1.C.I, II and III	9.1.C.IV	9.1.C.V	9.1.C.VI	9.1.C.VII	9.1.C.XI
	Issuer’s
	Ownership
	interest
	Interest in	Subsidiary or			Amount of dividends/interest on capital received
	company’s	affiliated	Registry with	Book value of the	over the past three years
Corporate name	capital (%)	company	the CVM	ownership interest	2009	2008	2007

Itaú Unibanco S.A.	100.00	Subsidiary	No	45,678,427,016.42	2,686,267,093	894,000,000	2,199,000,000
Head office: Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal - Brazil - São Paulo (SP)
Activities developed: Multiple-service bank, with commercial portfolio

Banco Itaú BBA S.A.	78.77	Subsidiary	No	6,265,960,417.76	376,730,867	841,000,000	1,354,000,000
Head office: Av. Brigadeiro Faria Lima, 3.400 – 3rd to 8th, 11th and 12th floors - Brazil - São Paulo (SP)
Activities developed: Multiple-service bank, with investment portfolio

Itauseg Participações S.A.	35.04	Subsidiary	Yes	3,933,513,956.84	70,018,135	16,000,000	309,000,000
Head office: Praça Alfredo Egydio de Souza Aranha, 100 - Torre Conceição – 7th floor - Brazil - São Paulo (SP)
Activities developed: Holding

Banco Itaucard S.A. (9.2)	2.04	Subsidiary	No	2,907,165,462.74	1,117,850,062	7,552,000,000	4,000,000
Head office: Alameda Pedro Cail, 43 - Poá (SP)
Activities developed: Multiple-service bank, with loan, financing and investment portfolio

Itaú BBA Participações S.A.	100.00	Subsidiary	No	1,750,798,078.62	60,355,970	225,000,000	75,000,000
Head office: Praça Alfredo Egydio de Souza Aranha, 100 - Torre Conceição – 7th floor - Brazil - São Paulo (SP)
Activities developed: Holding

Itaú Corretora de Valores S.A. (9.2)	1.94	Subsidiary	No	472,033,324.78	53,625,457	65,000,000	68,000,000
Head office: Av. Brigadeiro Faria Lima, 3.400 – 3rd to 10th floors - Brazil - São Paulo (SP)
Activities developed: Broker

Abroad

Itaú Chile Holdings, Inc.	100.00	Subsidiary	No	1,686,392,341.33	-	-	-
Head office: 1209 Orange Street, Wilmington, County of New Castle, 19801, Delaware, USA
Activities developed: Holding

Banco Itaú Uruguay S.A.	100.00	Subsidiary	No	225,982,995.81	-	-	-
Head office: Calle Zabala, 1463, Montevideo, Uruguay
Activities developed: Banking

Oca S.A.	100.00	Subsidiary	No	75,182,527.75	18,090,415	17,000,000	-
Head office: Calle Colônia, 1424, Montevideo, Uruguay
Activities developed:Credit card Issuer/granting of loans

Oca Casa Financiera S.A.	100.00	Subsidiary	No	32,168,397.93	-	-	-
Head office: Calle Germán Barbato, 1398 - apto. 101, Montevideo, Uruguay
Activities developed: Credit card Issuer

Aco Ltda.	99.24	Subsidiary	No	2,299,730.56	66,925.00	-	-
Head office: Colonia 1.426, Montevideo, Uruguay
Activities developed: Real estate lease

	Valuation / (Devaluation) (%)
Company Name	2009 X 2010	2008 X 2009	2007 X 2008
Aco Ltda.	(3.434803)	(9.225379)	22.973416
Banco Itaú BBA S.A.	26.825925	15.823499	(0.692438)
Banco Itaú Uruguay S.A.	4.290120	(6.833368)	20.466367
Banco Itaucard S.A.	60.582647	(78.572782)	17.701999
Itaú BBA Participações S.A.	25.196805	11.603861	0.296174
Itaú Chile Holdings, Inc.	4.222254	(17.156820)	62.815945
Itaú Corretora de Valores S.A.	23.486746	(8.556023)	27.416013
Itaú Seguros S.A.	(1.714948)	-	-
Itaú Unibanco S.A.	8.340527	6.747330	186.363160
Itauseg Participações S.A.	5.008910	7.520728	13.829035
Oca Casa Financiera S.A.	1.995997	(11.100516)	55.077437
Oca S.A.	4.357770	(21.246862)	66.540477

Itaú Unibanco Holding S.A. – 2010 Reference Form	102

9.2. Supply other information that the Issuer may deem relevant

The subsidiaries Itaucard S.A. and Itaú Corretora S.A. reflect the different participation of preferred shares in the distribution of dividends.

In addition to item 9.1 b), we have presented information on trademarks and patents below.

(I) and (II) Duration and Territory Affected

Brands

In Brazil, the property of a brand is acquired by means of registration validly issued by the INPI and its exclusive use in Brazilian territory is assured to the holder.  The registration of the brand is valid for ten years from the date it is granted by the INPI and may be extended for equal and successive periods.

The grant and due dates of the registrations and registration application deposits of the relevant brands mentioned in item 7.5 “c”, registered in Brazil, as well as other information on these brands, are mentioned in Table I of item 9.1 b).

The effective terms and requirements for the extension of brands abroad depend on the legislation of each country or region in which the brand is registered.  The location and grant and due dates of the registrations of the relevant brands mentioned in item 7.5 “c”, as well as other information on these brands, are mentioned in Table II of item 9.1 b).

Patents

In Brazil, the effective term of invention patents is 20 years from the date when the patent application is deposited.

The effective terms and requirements for the extension of patents abroad depend on the legislation of each country or region in which the patent is registered.

The Issuer and its subsidiaries are the owners of patents and patent applications in Brazil and abroad for a method for the generation of a virtual keyboard for the entry of a security or user identification PIN number.   The applications related to this patent are still pending analysis in Brazil, Uruguay, Chile and Venezuela.  Additionally, the Issuer or its subsidiaries are the owners of a patent application for a method for the identification of an institution’s access PIN, which is still pending analysis in Brazil.

The place, grant and due dates of the registrations of patents granted and other relevant information are mentioned in Table I of item 9.1 b).

(III) Events that may cause the loss of the rights to such assets

Brands

The events that may cause the loss of rights to such assets are provided for by Law. At the administrative level, the brand registration applications may be rejected by the INPI in the situations provided for by Law No. 9,279/96, including as a result of opposition filed with the INPI by a third-party that has a right of precedence over the brand or is the owner of the registration application or registration of a conflicting brand.

The registration of the brand terminates upon:  (i) the end of its effective term without the due extension; (ii) a waiver by the brand’s owner, which may be total or partial with respect to the products or services marked by the brand; and (iii) its lapse, which may be total or partial.

Any person lawfully interested may present a lapse request to the INPI if, five years after the date when the brand registration is granted by the INPI, any of the following situations occur:  (i) the brand has yet been used in Brazil; (ii) the use of the brand has been interrupted for more than five consecutive years; or (iii) the brand has been used with modification that implies a change in its original distinct nature, as contained in its registration certificate.

Itaú Unibanco Holding S.A. – 2010 Reference Form	103

The registration of a brand may be declared void by the INPI by means of an annulment administrative proceeding filed by the INPI itself or upon the request of a lawfully interested third-party if the granting of such a registration has not been done in compliance with provisions in law.  The annulment of the registration may be total or partial.  The condition for partial annulment is the fact that the subsisting part of the brand or of the description of the products or services, that is, the part that is not declared void, is still considered as qualified for registration.

In addition to the administrative proceeding mentioned above, the INPI or an interested third-party may file a lawsuit with the Judiciary Branch for the annulment of the brand’s registration within five years of the date when the registration is granted by the INPI.

Patents

The events that may cause the loss of rights to such assets are provided for by law. At the administrative level, the patent applications may be rejected by the INPI in the situations provided for by Law No. 9,279/96.

The patent terminates upon:  (i) the end of its effective term; (ii) a waiver by its owners, provided that the rights of third parties are observed; (iii) the lack of payment of the annual compensation; and (iv) its lapse.

A patent may be declared void by the INPI by means of an annulment administrative proceeding filed by the INPI itself or by a lawfully interested third-party if the granting of such a registration has not been done in compliance with the provisions in law.

In addition to the administrative proceeding mentioned above, the INPI or an interested third-party may file a lawsuit with the Judiciary Branch for the annulment of the patent during the full effective term of the patent.

(IV) Possible consequences of the loss of such rights to the Issuer

Brands

In the case that the Issuer and/or its subsidiaries lose rights over the brands listed above, the probability of which is, in our opinion, very remote, they are not able to stop third parties from using the same or similar brands, particularly in the same market segment, and would have to carry out their activities using other brands.  Also, there would be the possibility of the Issuer and/or its subsidiaries having to defend themselves in lawsuits in the event of the violation of third parties’ rights.

Patents

Depending on the reason of the possible loss of rights over the patents listed above, the subject matter of the patent will be in the public domain and may be freely exploited by third parties; the Issuer and its subsidiaries might have to stop using the subject matter of the patent.

In any case, should this occur, we believe that there would not be serious effects on the activities of the Issuer and its subsidiaries as they do not depend on these patents to carry out their activities.

Itaú Unibanco Holding S.A. – 2010 Reference Form	104

ITEM 10 - COMMENTS OF DIRECTORS

10.1. Directors should comment on:

a) Financial and equity positions in general

2010

In 2010, Brazil experienced strong growth and GDP expanded by 7.5%. This was primarily due to the Brazilian economy rebounding from negative growth in 2009, and also the result of rapid expansion of domestic demand, which grew by 7.5% in 2010, driven mainly by the recovery of consumption and investment expenditures, as well as  the increase of fiscal expenditures.

The current account deficit (net balance from trade of goods and services and international transfers) reached 2.3% of GDP in 2010, and has been a deficit for the third consecutive year. Brazil’s external solvency improved considerably, with US$289 billion in international reserves and US$256 billion in external debt as of December 2010. Nevertheless, there are other external liabilities, such as portfolio investments in shares and fixed income bonds, that rose from US$287 billion in 2008 to US$645 billion in January 2011.

There are concerns about the acceleration of inflation: the inflation rate reached 5.9% in 2010, well above the median of the Brazilian government’s target range of 4.5% and close to the stipulated maximum rate of 6.5%. Inflation may continue to rise and may potentially affect our results. Delinquency rates in the Brazilian banking system have recently decreased during 2010.

Notwithstanding the relatively brief effects of the international crisis, new sources of strain, especially from Europe due to the burden of sovereign debt of European countries, from the U.S. due to the fears of a second recession resulting from the sluggishness of the real estate market and growing unemployment, and from the acceleration of inflation in emerging countries, may affect the level of activity and increase volatility in the Brazilian currency, the real, with respect to the U.S. dollar, the euro, the yen, the yuan and other currencies. The Brazilian government could choose to adopt further macroprudential measures to prevent excessive asset growth.

In December 2010, the National Monetary Council (“CMN”) adopted measures aiming at restricting credit growth: increase of additional compulsory deposits and increase of capital requirements. In December, the compulsory deposits of the banking system in the Central Bank increased by R$ 81.8 billion. Such measures have moderated the growth of loans. Preliminary indicators, such as the data for December, showed that the average loan granted to individuals fell 10.5%, in actual terms not adjusted for seasonality. Even though the impact was smaller on grants to companies, which posted a 6.6% decrease, other variables, such as interest charged in loans to individuals, seem to have increased. However, total credit granted by the banking system became more important over the year, going up from 45% of GDP to 47%.

For the year ended December 31, 2010, our consolidated net income was R$13,323 million. As of December 31, 2010, our total stockholders’ equity was R$60,879 million. Our annualised return on average equity was 24.1% in 2010. As of the same date, our solvency ratio on a fully consolidated basis was 15.4%, a 130 basis points decrease in comparison to December 31, 2009, mainly due to (i) changes in capital requirements rules, which excluded additional provisions for loan and lease losses from the Tier 1 capital calculation, and (ii) credit expansion. For more detail about the calculation of our regulatory capital, see Note 3 to our consolidated financial statements as of and for the year ended December 31, 2010.

During 2010 our main challenge was the completion of the integration of Unibanco branches and CSB throughout Brazil. With the completion of the integration, we were able to improve our processes and, accordingly, expand the volume of services and increase our customer base, while maintaining service quality.

We highlight the improvement of asset quality as the principal change in our financial condition for the year ended December 31, 2010. Our operations were positively affected by a decrease in non-performing loans, mainly due to an improvement in the quality of our portfolio with individuals and companies, and an improvement in our recovery of loans previously written off as losses. Reduced delinquency levels are associated with the improving Brazilian economy, as well as the more conservative credit policies adopted by us since 2009.

Itaú Unibanco Holding S.A. – 2010 Reference Form	105

As of December 31, 2010, the balance of credit transactions, including endorsements and guarantees, was R$335,476 million, a 20.5% increase compared to December 31, 2009. Credit to individuals increased by 18.3%, while credit to companies increased by 21.8% compared to December 31, 2009. During 2010, we maintained our strategy of increasing the volume of credit card lending, vehicle financing, mortgage loans and loans to very small, small and middle-market companies, with loans to companies increasing at a higher rate than other segments.

Our results of operations for the year ended December 31, 2010 compared to the year ended December 31, 2009, reflected a significant impact from exchange rate variation. The exchange rate between the U.S. dollar and the real changed significantly. During the year ended December 31, 2010 the real appreciated 4.3% against the U.S. dollar, while in the year ended December 31, 2009 the real appreciated 25.5% against the U.S. dollar. The decrease in income from financial operations before loan losses, mainly due to lower gains from derivative financial instruments used to hedge our investments in subsidiaries abroad, resulted in a decrease in expenses related to income tax and social contribution.

On August 23, 2009, Itaú Unibanco Holding and Porto Seguro S.A. (“Porto Seguro”) entered into an alliance to combine their respective homeowner and automobile insurance operations. As a consequence of this association, the results of Porto Seguro have been proportionally consolidated beginning with the fourth quarter of 2009, in light of our 30.0% interest in Porto Seguro. Thus, the financial statements as of and for the year ended December 31, 2010 present the effects from this association and consolidate our proportional interest in the results of operations of Porto Seguro in our consolidated statement of income and the financial position in our consolidated balance sheet. This association did not have a significant impact on our net income.

2009

The Brazilian economy showed strong recovery, mainly in the industrial segment, from January. From then, the industrial production grew for ten consecutive months, posting an accumulated increase of 19.1% until November as compared to the month of December 2008. However, despite the sequence of monthly increases, production in industry still accumulated a decrease of 9.3% between January and November 2009, as compared with the same period in 2008.

The quick recovery of the domestic bank credit was essential for such recovery. In December, credit reached 45% of GDP, after a historic series lower than this level.

For the year ended December 31, 2009, our consolidated net income was R$10,067 million. As of December 31, 2009, our total stockholders’ equity was R$50,683 million. Our return on average equity was 21.4% in 2009. Our solvency ratio on a fully consolidated basis reached 16.7%, a 60 basis point increase in comparison to the previous year.

During 2009, we faced two main challenges. First, internally we experienced significant changes related to the Association. At the end of 2008, we defined the management team that would lead the new institution. In addition, we finalised the selection of the members of the Board of Directors and Board of Officers who would be responsible for leading the integration process. In the first half of 2009, this process was expanded to all managerial levels of our company. At the same time, market opportunities and business models were re-evaluated and redefined targets for the commercial business unit were established. The branch transformation program associated with the integration of the operations of the two banks started in the second half of 2009 and is expected to be accelerated in 2010. The second challenge was related to the turmoil in the international financial markets. The main impact of the economic crisis on the Brazilian financial industry in general was an increase in non-performing loans. Our operations were affected by a change of asset quality. During the first nine months of 2009, we used part of our additional allowance for loan losses to address these changes in asset quality. But, at the end of 2009, the balance of non-performing loans began to decrease, changing the trend of gradual deterioration of asset quality that began at the end of 2008.

As of December 31, 2009, the total balance of credit transactions, including endorsements and guarantees, was R$278,382 million. Credit to individuals increased by 10.4% while credit to companies decreased by 2.3% compared to December 31, 2008. We maintained our strategy of increasing the volume of consumer credit loan, mainly credit cards and vehicle financing, and loans to micro, small and mid-sized companies during 2009. Changes in exchange rates and the appreciation of the real in relation to foreign currencies as well as the migration of corporate clients to the capital markets as a source for financing operations were the main causes of the decrease of the balance of corporate loans.

On August 23, 2009, Itaú Unibanco Holding and Porto Seguro entered into an alliance to combine their respective homeowner and automobile insurance operations. We also entered into an operating agreement for the exclusive offer and distribution of homeowner and automobile insurance products to clients of the Itaú Unibanco branch network in Brazil and Uruguay. As a consequence of this association, the results of Porto Seguro have been proportionally consolidated beginning with the fourth quarter of 2009, in light of our 30.0% interest in Porto Seguro.

Itaú Unibanco Holding S.A. – 2010 Reference Form	106

We reclassified certain items as of and for the year ended December 31, 2010 for comparative purposes. See Note 22(l) to our consolidated financial statements as of and for the year ended December 31, 2010. For comparative purposes, we have also reclassified these items as of December 31, 2008 in the following discussion of our results of operations.

2008

2008 was marked by the merger of the financial institutions Itaú and Unibanco which, on November 3, 2008, signed an agreement for the merger of their financial operations. This was the formal beginning of the construction of the largest private financial conglomerate in the Southern Hemisphere, which was approved by the Brazilian Central Bank on February, 18 2009, with a market value that placed it among the 20 largest financial institutions in the world.

In 2008, the global financial market went through a unique period of significant changes with several types of impact manifesting themselves in Brazil. The first effects were felt in Brazil in August 2008 with the beginning of a strong process of devaluation of the real in relation to the US dollar and a continuous spell of adjustments at the stock exchanges started in the first half of the year. The situation became more serious in September with the retraction of the world’s credit market. The shortage of external credit lines led the Brazilian companies that operate abroad to seek credit in the local market. The credit offer maintained by large Brazilian banks reflected the effects of this new demand, the healthy preservation of liquidity and the expected increase in default rates. The combination of different factors, particularly external ones, caused a reduction in the level of expansion of the Brazilian economy.

The integration of the operations of Itaú and Unibanco took place in a favorable environment, created by the international crisis itself, which offered opportunities to the organization and allowed it to become even stronger and more competitive. The merger is in line with the global consolidation movement among financial institutions, which reflects the permanent search for more solid operations, prepared for competition and to ensure the offer of credit and the soundness of the system.

We report below the highlights of our performance in 2008, and remind readers that the net income for the period reflected the consolidation of Unibanco results for the fourth quarter of that year, whereas balance sheet accounts were fully consolidated at December 31, 2008.

Consolidated net income for the year totaled R$ 7,803 million, with a return of 23.8% on average equity. Excluding the non-recurring effects on income for the year, corresponding to an expense of R$ 567 million, the recurring net income amounted to R$ 8,371 million, with a return of 25.5%.

Stockholders’ equity reached R$ 43,664 million at the end of 2008, an increase of 50.7% as compared to December 2007.

The consolidated assets of the new bank totaled R$ 637,202 million at December 31, 2008. The Basel ratio stood at 16.1% at the end of December 2008.

Free, raised and managed assets increased 74.3% in relation to December 2007, totaling R$ 807,652 million. The growth of 469.8% in time deposits was noteworthy, reaching R$ 135,901 million at the end of the year. We ended 2008 with a balance of R$ 258,252 million in managed assets.

Our credit portfolio, including endorsements and sureties, totaled R$ 271,938 million at December 31, 2008, representing an increase of 113.1% in relation to December 31, 2007. The merger with Unibanco had an important role in this increase. We particularly mention the operations involving the extension of credit to companies, which grew 166.8% in relation to the prior year. The balance of the large companies segment grew 178.3% whereas that of the very small, small and middle-market company segment grew 147.2% in the period. Operations with credit cards grew 116.4% in relation to the prior year. The vehicle portfolio kept a significant rate of growth, of 61.6% in relation to 2007. The real estate loan portfolio added to the rural loan portfolio grew 87.8%, mainly because of the expansion of the former. Loan operations carried out by our foreign branches (Argentina, Chile, Uruguay and Paraguay) increased 43.9%, mainly stimulated by foreign exchange variation and consolidation of Interbanco operations in Paraguay. If we do not take into consideration the merger with Unibanco, the total balance of our loan and financing portfolio totaled R$ 180,562 million at December 31, 2008, representing an increase of 41.5% in relation to the prior year.

Itaú Unibanco Holding S.A. – 2010 Reference Form	107

b) capital structure and possibility of redemption of shares or quotas, indicating:
I - Cases for redemption
II - Formula for the calculation of redemption value

There is no case for redemption of shares issued by the Company besides those which are legally provided for.

At December 31, 2010, capital stock comprised 4,570,936,219 book-entry shares with no par value, of which 2,289,286,475 were common and 2,281,649,744 were preferred shares without voting rights, but with tag-along rights, in the event of the public offering of shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock totals R$ 45,000,000 thousand (R$45,000,000 thousand at 12/31/2009 and R$ 29,000,000 thousand at 12/31/2008) of which R$31,546,933 thousand (R$30,883,250 thousand at 12/31/2009 and R$24,697,674 thousand at 12/31/2008) is held by stockholders domiciled in the country and R$13,453,067 thousand (R$14,116,750 thousand at 12/31/2009 and R$4,302,326 thousand at 12/31/2008) is held by stockholders domiciled abroad.

c) payment capability in relation to the financial commitments assumed;
d) sources of financing used for working capital and investments in non-current assets;
e) sources of financing for working capital and investments in non-current assets that the Issuer intends to use to cover liquidity deficiencies;
g) limits on the use of the financing already contracted.

Our Superior Institutional Treasury Committee for Liquidity determines our policy regarding asset and liability management. Our policy is to maintain a close match of our maturity, interest rate and currency exposures. In establishing our policies and limits, the Superior Institutional Treasury Committee for Liquidity considers our exposure limits for each market segment and product, and the volatility and correlation across different markets and products.

We have invested in improving risk management of the liquidity inherent in our activities. At the same time, we maintain a portfolio of bonds and securities with higher liquidity (an “operational reserve”), which represents a potential source for additional liquidity.

Management controls our liquidity reserves by projecting the resources that will be available for investment by our treasury department. The technique we employ involves the statistical projection of scenarios for our assets and liabilities, considering the liquidity profiles of our counterparties.

Short-term minimum liquidity limits are defined according to guidelines set by the Superior Institutional Treasury Committee for Liquidity. These limits aim to ensure sufficient liquidity, including upon the occurrence of unforeseen market events. These limits are revised periodically based on the projection of cash needs in atypical market situations (i.e., stress scenarios).

Management of liquidity makes it possible for us to simultaneously meet our operating requirements, protect our capital and exploit market opportunities. Our strategy is to maintain adequate liquidity to meet our present and future financial obligations and to capitalize on business opportunities as they arise.

Our principal source of funding is deposits. Deposits include non-interest-bearing demand deposits, interest-bearing savings account deposits, time deposits certificates sold to customers and interbank deposits from financial institutions. As of December 31, 2010, total deposits amounted to approximately R$202,738 million, representing 39.8% of total funding. As of December 31, 2009, total deposits amounted to approximately R$190,772 million, representing 48.0% of our total funding.

Our savings deposits represent one of our major sources of funding which, as of December 31, 2010 and 2009, accounted for 28.6% and 25.3% of total deposits, respectively.

Itaú Unibanco Holding S.A. – 2010 Reference Form	108

R$ million
	As of December 31,
	2010		2009		2008
	Balance	% of Total Funding	Balance	% of Total Funding	Balance	% of Total Funding

Deposits	202,738	39.8%	190,772	48.0%	206,189	49.1%
Demand deposits	25,532	5.0%	24,837	6.2%	26,933	6.4%
Savings accounts	57,899	11.4%	48,222	12.1%	39,296	9.4%
Interbank	1,985	0.4%	2,046	0.5%	2,921	0.7%
Time deposits	116,416	22.8%	114,671	28.9%	135,901	32.4%
Other deposits	906	0.2%	997	0.3%	1,138	0.3%
Total short-term borrowings	159,809	31.3%	113,388	28.6%	122,111	29.1%
Deposits received under Securities Repurchase Agreements – Own portfolio	98,415	19.3%	35,948	9.0%	22,882	5.4%
Deposits received under Securities Repurchase Agreements – Third-party portfolio	23,070	4.5%	51,799	13.0%	62,350	14.8%
Deposits received under Securities Repurchase Agreements – Free portfolio	951	0.2%	669	0.2%	1,090	0.3%
Real estate credit notes	8,260	1.6%	5,983	1.5%	3,745	0.9%
Agribusiness credit notes	2,660	0.5%	2,283	0.6%	3,914	0.9%
Mortgage notes	48	0.0%	—	0.0%	—	0.0%
Bills of exchange	17	0.0%	—	0.0%	—	0.0%
Debentures	293	0.1%	238	0.1%	128	0.0%
Securities issued abroad	3,322	0.7%	1,948	0.5%	3,058	0.7%
Borrowings	12,024	2.4%	8,509	2.1%	17,964	4.3%
On-lending	9,769	1.9%	5,969	1.5%	5,503	1.3%
Securitization of foreign payments orders	—	0.0%	—	0.0%	215	0.1%
Subordinated debt(1)	980	0.2%	42	0.0%	1,262	0.3%
Total long-term debt	147,342	28.9%	93,285	23.5%	91,703	21.8%
Own portfolio	66,465	13.0%	39,272	9.9%	37,862	9.0%
Third-party portfolio	—	0.0%	62	0.0%	174	0.0%
Free portfolio	10,740	2.1%	4,185	1.1%	—	0.0%
Bills of real estate loans	477	0.1%	470	0.0%	490	0.1%
Bills of credit related to agribusiness	114	0.0%	—	0.0%	368	0.1%
Financial bills	2,466	0.5%	—	0.0%	—	0.0%
Mortgage notes	254	0.0%	512	0.1%	496	0.1%
Bills of exchange	—	0.0%	27	0.0%	—	0.0%
Debentures	1,091	0.2%	2,527	0.6%	3,462	0.8%
Foreign borrowings through securities	6,608	1.3%	3,755	0.9%	3,935	0.9%
Securitization of foreign payments orders	—	0.0%	—	0.0%	3,613	0.9%
Borrowings	3,699	0.7%	3,828	1.0%	6,216	1.5%
On-lending	21,920	4.3%	16,386	4.1%	12,953	3.1%
Subordinated debt	33,508	6.6%	22,684	5.7%	22,134	5.3%
Total	509,889	100%	397,446	100%	420,003	100%

(1)	Includes redeemable preferred shares (classified under minority interests in subsidiaries in our balance sheet) totaling R$658 million, R$688 million as of December 31, 2010 and 2009, respectively.

f) indebtedness ratios and the characteristics of the debts, also describing:
I - Relevant loan and financing agreements
II - Other long-term relationships with financial institutions

The Issuer has as its main source of financing funding, borrowings and on-lending. Funding by term and maturity is as follows:

						R$ million
	As of December 31, 2010
	0-30 days	31-180 days	181-365 days	Over 365 days	Total	%
Deposits	100,074	17,550	21,981	63,134	202,738	39.8
Deposits received under securities repurchase agreements	89,000	21,369	12,067	77,205	199,641	39.2
Funds from acceptance and issuance of securities	3,418	9,516	1,665	11,010	25,609	5.0
Borrowings and onlending	2,370	8,390	11,033	25,619	47,412	9.3
Subordinated debts	28	58	895	33,508	34,488	6.8
TOTAL	194,889	56,882	47,639	210,476	509.889
% per maturity term	38.2	11.2	9.3	41.3
TOTAL – 12/31/2009	160,222	45,547	29,557	162,119	397.446
% per maturity term	40.3	11.5	7.4	40.8
TOTAL – 12/31/2008	164,790	51,520	31,129	172,526	420.003
% per maturity term	39.2	12.3	7.4	41.1

Itaú Unibanco Holding S.A. – 2010 Reference Form	109

        (*) After redeemable preferred shares

The table below shows funding through issuance of subordinated debt securities until December 31, 2010, according the conditions set forth in CMN Resolution No. 3,444, of February 28, 2007, and amendments introduced by CMN Resolution No. 3,532, of August 31, 2008:

Description				R$ million
Name of Security	Issue	Maturity	Return p.a.	Principal
Subordinated euronotes	2nd half of 2001	August 2011	10.00%	457
Subordinated euronotes	August 2001	August 2011	4.25%	625
Subordinated CDB	March 2007	April 2012	103.5% of CDI	5,000
Subordinated CDB	May 2007	May 2012	104% of CDI	1,406
Subordinated CDB	July 2007	July 2012	CDI + 0.38%	422
Subordinated CDB	August 2007	August 2012	CDI + 0.38%	200
Subordinated CDB	October 2007	October 2012	IGPM + 7.31%	161
Subordinated CDB	October 2007	October 2012	IGPM + 7.35%	130
Subordinated CDB	October 2007	October 2012	103.8% of CDI	93
Subordinated CDB	October 2007	October 2012	CDI + 0.45%	450
Subordinated CDB	November 2007	November 2012	CDI + 0.35%	300
Subordinated CDB	December 2002	December 2012	102.5% of CDI	200
Subordinated CDB	December 2002	December 2012	102% of CDI	20
Subordinated CDB	January 2008	February 2013	CDI + 0.50%	880
Subordinated CDB	February 2008	February 2013	CDI + 0.50%	1,256
Subordinated CDB	1st quarter of 2008	1st quarter of 2013	CDI + 0.60%	817
Subordinated CDB	2nd quarter of 2008	2nd quarter of 2013	106% of CDI	29
Subordinated CDB	2nd quarter of 2008	2nd quarter of 2013	107% of CDI	19
Subordinated CDB	November 2003	November 2013	102% of CDI	40
Subordinated CDB	May 2007	May 2014	CDI + 0.35%	1,805
Subordinated CDB	August 2007	August 2014	CDI + 0.46%	50
Subordinated CDB	October 2007	October 2014	IGPM + 7.35%	33
Subordinated CDB	November 2008	October 2014	112% of CDI	1,000
Subordinated CDB	December 2007	December 2014	CDI + 0.60%	10
Preferred shares	December 2002	March 2015	3.04%	1,389
Subordinated CDB	January 2010	November 2015	113% of CDI	50
Subordinated bonds	December 2005	December 2015	1.42%	194
Subordinated CDB	3rd quarter of 2008	3rd quarter of 2015	119.8% of CDI	400
Subordinated CDB	January 2010	January 2016	114% of CDI	500
Subordinated CDB	1st quarter 2010	1st quarter 2016	110% of CDI	83
Subordinated CDB	1st quarter 2010	1st quarter 2016	111% of CDI	33
Subordinated CDB	1st quarter 2010	1st quarter 2016	113% of CDI	2,103
Subordinated CDB	March 2010	March 2016	IPCA + 7.33%	123
Subordinated LF	August 2010	August 2016	100% of CDI + 1.36%	365
Subordinated LF	September 2010	September 2016	112.5% of CDI	16
Subordinated CDB (1)	December 2006	December 2016	CDI + 0.47%	500
Subordinated LF	3rd quarter of 2010	3rd quarter of 2016	112% of CDI	1,808
Subordinated LF	October 2010	October 2016	112% of CDI	50
Subordinated LF	December 2010	December 2016	100% of IPCA + 7.00%	30
Subordinated CDB	March 2010	March 2017	IPCA + 7.45%	367
Subordinated LF	September 2010	September 2017	100% of IPCA + 7.2%	160
Subordinated LF	September 2010	September 2017	100% of IPCA + 7.0%	20
Subordinated LF	October 2010	October 2017	100% of IPCA + 6.95%	20
Subordinated LF	October 2010	October 2017	100% of IPCA + 6.97%	6
Subordinated euronotes	April 2010	April 2020	6.2%	1,731
Subordinated euronotes	September 2010	January 2021	5.75%	1,694
Subordinated bonds	April 2008	April 2033	3.5%	73
Subordinated bonds	October 2008	October 2033	4.5%	68
Eurobonds -Perpetual Non-cumulative Junior Subordinated Securities (2)	July 2005	not determined	8.7%	1,195
(1)	Subordinated CDBs may be redeemed from November 2011;
(2)	The debt may be fully redeemed only at the option of the issuer from July 29, 2010 or at each subsequent payment.

At Itaú Unibanco Holding, the portfolio is composed of subordinated Euronotes in the amount of R$26,081 thousand, maturing within 30 days, of R$21,809 thousand, maturing within 91 to 180 days, and of R$3,304,889 thousand, maturing after 365 days, totaling R$3,352,779 thousand.

III – The level of subordination between debts

In the case of judicial or extrajudicial liquidation of the Issuer, there is an order of priority as to the repayment to the many creditors of the bankrupt estate.  Particularly in relation to debts comprising the Issuer’s indebtedness, the following order of repayment shall be obeyed:  secured debts, unsecured debts, and subordinated debts.  For information on the amount of our obligations on item 3.8 of this document (detailed according to this same classification). We shall thus mention that in relation to secured debts, creditors prefer that to others up to the limit of the asset pledged to secure them, while there is no subordination level among unsecured debt creditors or among subordinated debt creditors.

The funding through issuance of subordinated debt securities, according the conditions set forth in CMN Resolution No. 3,444, of February 28, 2007, and amendments introduced by CMN Resolution No. 3,532, of January 31,2008 is as follows:

Itaú Unibanco Holding S.A. – 2010 Reference Form	110

	R$ million
	12/31/2010
	0-30	31-180	181-365	Over 365	Total	%
CDB	-	-	-	25,859	25,859	75.0
Euronotes	26	42	895	3,332	4,296	12.4
Bonds	2	-	-	298	300	0.9
Eurobonds	-	12	-	833	846	2.4
(-) Transaction costs incurred	-	-	(0)	(40)	(41)	(0.1)
TOTAL OTHER LIABILITIES	28	55	895	32,853	33,830
Redeemable preferred shares	-	3	-	655	658	1.9
GRAND TOTAL	28	58	895	33,508	34,488
% per maturity term	0.1	0.2	2.6	97.2

	12/31/2009
	0-30	31-180	181-365	Over 365	Total	%
CDB	-	-	-	20,160	20,160	88.7
Euronotes	-	20	-	857	877	3.9
Bonds	-	3	3	130	136	0.6
Eurobonds	13	-	-	871	884	3.9
(-) Transaction costs incurred	-	-	-	(19)	(19)	(0.1)
TOTAL OTHER LIABILITIES	13	23	3	21,999	22,038
Redeemable preferred shares	-	3	-	684	688	3.0
GRAND TOTAL	13	26	3	22,684	22,726
% per maturity term	0.1	0.1	0.0	99.8

	12/31/2008
	0-30	31-180	181-365	Over 365	Total	%
CDB	-	2	1,201	18,278	19,481	83.4
Euronotes	-	27	-	1,167	1,194	5.1
Bonds	-	-	-	148	148	0.6
Eurobonds	-	19	-	1,623	1,642	7.0
(-) Transaction costs incurred	-	-	-	(39)	(39)	(0.2)
TOTAL OTHER LIABILITIES	-	49	1,201	21,176	22,426
Redeemable preferred shares	-	12	-	919	931	4.0
GRAND TOTAL	-	61	1,201	22,095	23,356
% per maturity term	-	0.3	5.1	94.6

The chart that shows the funding through issuance of subordinated debt securities is included in item 10.1. (f.II) of this Form.

IV - Any restrictions imposed on the Issuer, in particular in relation to borrowing limits and contracting new debt, distribution of dividends, the sale of assets, issuing new securities and the sale of corporate control

A portion of our long-term debt has provision on the early repayment of the principal upon the occurrence of certain events, as is the norm with long-term finance contracts.  At December 31, 2010, no event of default or non-compliance with finance clause had occurred.

Additionally, the Issuer established in March 2010 a programme for the issue and distribution of notes with certain financial intermediaries (the “Programme”). The Programme establishes that the Issuer itself or through its Cayman Islands branch shall issue subordinated or senior notes (“Notes”) up to the limit of US$10,000,000,000.00 (ten billion US dollars).

To date, the following issues have been completed in accordance with the Programme (“Issues”):

(i) Subordinated Notes in the amount of US$1,000,000,000.00 (one billion US dollars), issued on April 15, 2010, with final maturity on April 15, 2020, which were accepted for listing and trading at the Luxembourg Stock Exchange;

(ii) Subordinated Notes in the amount of US$1,000,000,000.00 (one billion US dollars), issued on September 23, 2010 and with final maturity on January 22, 2021, which were accepted for listing and trading at the Luxembourg Stock Exchange;

(iii) Senior Notes in the amount of US$500,000,000.00 (five hundred million US dollars), issued on November 23, 2010 and with final maturity on November 23, 2015, which were accepted for listing and trading at the Luxembourg Stock Exchange;

(iv) Subordinated Notes in the amount of US$250,000,000.00 (two hundred and fifty million US dollars), issued on January 31, 2011 and with final maturity on January 22, 2021, which were accepted for listing and trading at the Luxembourg Stock Exchange.

Itaú Unibanco Holding S.A. – 2010 Reference Form	111

The Programme and the Issues impose certain conditions and restrictions to the Issuer, as follows:

a.	Disposal of Assets and Disposal of Shareholding Control

As a general rule, the Issuer is allowed to dispose of all or a substantial portion of its assets, including through corporate restructuring (such as mergers and spin-off processes) without the consent of the owners of the Subordinated Notes of the First Issue, provided that, as a result of the transactions above:

(i)
the entity that receives such assets or that succeds the issuer to comply with all obligations of repayment of principal and interests arising from any note issued as provided for in the Programme, as well as undertakes to assume all other obligations imposed on the Issuer;

(ii)	no event of default occurs through the carry out of such transactions; and

(iii)
from any public announcement about the transaction and before its completion: the management members of the Issuer provide to the trustee a declaration that the transaction of asset disposal in question is in compliance with the obligations and restrictions imposed to the Issuer; a legal opinion is issued by the legal advisors of the Issuer on the assumption of obligations arising from the Program by the new entity that will take over the assets or that will succed the issuer.

h) significant changes in each item of the financial statements

				R$ million
	December, 31			2010 vs	2009 vs
Asset	2010	2009	2008	2009	2008

Current and long-term assets	744,601	597,978	626,777	24.5%	-4.6%
Cash and cash equivalents	10,493	10,594	15,847	-1.0%	-33.1%
Interbank investments	85,926	139,195	124,546	-38.3%	11.8%
Securities and derivative financial instruments	188,853	120,189	138,344	57.1%	-13.1%
Interbank and interbranch accounts	86,524	14,570	14,268	493.9%	2.1%
Operations with credit granting characteristics	297,102	245,951	241,043	20.8%	2.0%
(Provision for allowance for loan losses)	(22,292)	(24,052)	(19,972)	-7.3%	20.4%
Other assets	97,996	91,531	112,701	7.1%	-18.8%

Permanent assets	10,512	10,295	10,426	2.1%	-1.3%
Investments	2,135	2,187	2,258	-2.4%	-3.1%
Fixed assets and leased assets	5,025	4,360	4,035	15.3%	8.1%
Goodwill	68	-	-	-	-
Intangible assets	3,285	3,748	4,133	-12.4%	-9.3%

Total assets	755,112	608,273	637,202	24.1%	-4.5%

Itaú Unibanco Holding S.A. – 2010 Reference Form	112

				R$ million
	December, 31			2010X	2009X
Liabilities	2010	2009	2008	2009	2008

Current and long-term liabilities	689,904	553,584	590,788	24.6%	-6.3%

Deposits	202,738	190,772	206,189	6.3%	-7.5%
Demand deposits	26,437	25,834	28,071	2.3%	-8.0%
Savings deposits	57,899	48,222	39,296	20.1%	22.7%
Interbank deposits	1,985	2,046	2,921	-3.0%	-29.9%
Time deposits	116,416	114,671	135,901	1.5%	-15.6%
Deposits received under securities repurchase agreements	199,641	131,935	124,358	51.3%	6.1%
Funds from acceptance and issuance of securities	25,609	17,320	19,596	47.9%	-11.6%
Interbank and interbranch accounts	4,055	3,077	3,008	31.8%	2.3%
Borrowings and on-lending	47,412	34,692	42,636	36.7%	-18.6%
Derivative financial instruments	5,705	5,476	14,807	4.2%	-63.0%
Technical provisions for insurance, pension plan and capitalization	61,365	52,404	43,182	17.1%	21.4%
Other liabilities	143,379	117,909	137,011	21.6%	-13.9%
Foreign exchange portfolio	22,035	27,682	50,761	-20.4%	-45.5%
Subordinated debts	33,830	22,038	22,426	53.5%	-1.7%
Sundry	87,514	68,188	63,824	28.3%	6.8%

Deferred income	599	466	231	28.6%	101.4%
Minority interest in subsidiaries	3,731	3,540	2,519	5.4%	40.5%
Stockholders’ equity	60,879	50,683	43,664	20.1%	16.1%

Total liabilities	755,112	608,273	637,202	24.1%	-4.5%

We present below the main changes in the balance sheet accounts at December 31, 2010, 2009 and 2008, noting that the balances for the periods ended 2010, 2009 and 2008 reflect the consolidation in Itaú Unibanco of Unibanco operations.

The total balance of assets amounted to R$ 755,112 million at the end of 2010, an increase of 24.1% in relation to the previous year and, at December 31, 2009, the total consolidated assets of Itaú Unibanco amounted to R$ 608,273 million, a drop of 4.5% as compared to the balance of R$ 637,202 million at December 31, 2008.

At December 31, 2010, the loan portfolio, not including endorsements and sureties, reached R$ 297,102 million, an increase of 20.8% in relation to the previous year.In Brazil, the portfolio of loans to individuals totaled R$ 126,876 million, an increase of 18.3% as compared to the balance in the same period in 2009. In the large companies segment, the portfolio balance was R$ 76,682 million, and in the very small, small and middle-market companies segment, it reached R$ 80,035 million, an increase of 31.3% as compared to December 31, 2009. The loan and financing operations targeted at the retail market increased 23.0% in the period, totaling R$ 206,911 million. The real estate loan portfolio totaled R$ 13,257 million in 2010, an increase of 55.8% as compared to the previous year. The volume of real estate loans to borrowers was R$ 6,887 million, whereas loans to businesspeople reached R$ 4,447 million.

At December 31, 2009, the loan portfolio not including endorsements and sureties reached R$ 245,951 million, an increase of 2.0% in relation to the previous year. Taking into consideration only the loan and financing operations targeted at the retail market – portfolios of credit card, individual loan, vehicle financing, very small, small and middle-market companies, rural loan and real estate financing – we noted a growth of 14.4% in the portfolio balance, totaling R$ 175,192 million.  On the other hand, we recorded a drop of 20.6% in loan operations carried out with large companies and of 13.3% in the portfolios in Argentina, Chile, Uruguay and Paraguay, a result of the appreciation of the Brazilin real in relation to foreign currencies and the recovery of capital markets, which once again came to represent an important area for the investment projects of large conglomerates.

Our main source of funds is deposits and they include demand, savings, time and interbank deposits. At December 31, 2010, total deposits reached approximately R$ 202,738 million, representing 49.3% of total funds; at December 31, 2009 total deposits reached approximately R$ 190,772 million, representing 57.8% of total funds; at December 31, 2008 total deposits reached approximately R$ 206,189 million, representing 61.1% of total funds.  Our time deposits represented 57.4%, 60.1%, 65.9% of total deposits at December 31, 2010, 2009 and 2008.

The deposit balance at December 31, 2010 increased 6.3% in relation to the same period of the previous year, which was basically due to an increase of 20.3% in savings deposits.

The deposit balance at December 31, 2009 decreased 7.5% in relation to the same period of the previous year, which was basically a drop of 15.6% in funding through time deposits, which was not counterbalanced by the increase of 22.7% in savings deposits.

Itaú Unibanco Holding S.A. – 2010 Reference Form	113

Consolidated shareholders’ equity totaled R$ 60,879 million at December 31, 2010, whereas it reached R$ 50,683 million at the end of 2009 and R$ 43,664 million at the end of 2008, representing growths of 20.1% and 16.1% as compared to December 31, 2009 and 2008, respectively. The variation between 2010, 2009 and 2008 is basically due to the result for the period and the payment of interest on capital and dividends.

					R$ million
	2010	2009	2008	2010 x 2009	2009 x 2008
Income from financial operations before loan losses	45,260	46,116	23,360	-1.9%	97.4%

Result of loan losses	(10,088)	(14,165)	(12,946)	-28.8%	9.4%
Expense for allowance for loan losses	(14,364)	(16,399)	(14,280)	-12.4%	14.8%

Income from recovery of credits written off as loss	4,276	2,234	1,334	91.4%	67.4%

Gross income from financial operations	35,172	31,950	10,415	10.1%	206.8%

Other operating income/expenses	(14,727)	(14,594)	(12,293)	0.9%	18.7%
Banking service fees	14,253	12,400	8,649	14.9%	43.4%
Income from bank charges	3,210	2,772	2,555	15.8%	8.5%
Result from insurance, pension plan and capitalization operations	2,658	2,432	1,307	9.3%	86.0%
Personnel expenses	(12,822)	(12,092)	(8,809)	6.0%	37.3%
Other administrative expenses	(14,038)	(11,593)	(7,921)	21.1%	46.4%
Tax expenses	(4,296)	(4,238)	(2,336)	1.4%	81.4%

Equity in earnings of affiliated/subsidiary companies	224	209	201	7.2%	4.3%
Other operating income	561	808	789	-30.6%	2.5%
Other operating expenses	(4,477)	(5,292)	(6,728)	-15.4%	-21.3%

Operating income	20,445	17,357	(1,879)	17.8%	-1023.9%
Non-operating income	80	430	206	-81.5%	109.2%
Income (loss) before taxes on income and profit sharing	20,525	17,787	(1,673)	15.4%	-1163.3%
Income tax and social contribution	(6,017)	(6,652)	9,850	-9.5%	-167.5%
Profit sharing - statutory	(261)	(205)	(107)	27.7%	91.0%
Management members - statutory	(261)	(205)	(107)	27.7%	91.0%

Minority interest in subsidiaries	(924)	(864)	(266)	6.9%	224.3%

Net income	13,323	10,067	7,803	32.3%	29.0%

Comments on the main changes in the consolidated results of the years 2010, 2009 and 2008 are shown at 10.2. (a) of this form.

Itaú Unibanco Holding S.A. – 2010 Reference Form	114

10.2. – Directors should comment on:

a) results of operations, in particular:
I - Description of any important components of revenue
II - Factors that materially affected operating income and expenses

Results of operations for Year Ended December 31, 2010 compared to Year Ended December 31, 2009

Highlights

For the year ended December 31, 2010, our consolidated net income was R$13,323 million. As of December 31, 2010, our total stockholders’ equity was R$60,879 million. Our annualised return on average equity was 24.1% in 2010. As of the same date, our solvency ratio on a fully consolidated basis was 15.4%, a 130 basis points decrease in comparison to December 31, 2009, mainly due to (i) changes in capital requirements rules, which excluded additional provisions for loan and lease losses from the Tier 1 capital calculation, and (ii) credit expansion. For more detail about the calculation of our regulatory capital, see Note 3 to our consolidated financial statements as of and for the year ended December 31, 2010.

During 2010 our main challenge was the completion of the integration of Unibanco branches and CSB throughout Brazil. With the completion of the integration, we were able to improve our processes and, accordingly, expand the volume of services and increase our customer base, while maintaining service quality.

We highlight the improvement of asset quality as the principal change in our financial condition for the year ended December 31, 2010. Our operations were positively affected by a decrease in non-performing loans, mainly due to an improvement in the quality of our portfolio with individuals and companies, and an improvement in our recovery of loans previously written off as losses. Reduced delinquency levels are associated with the improving Brazilian economy, as well as the more conservative credit policies adopted by us since 2009.

As of December 31, 2010, the balance of credit transactions, leasing transaction among other credits, including endorsements and guarantees, was R$335,476 million, a 20.5% increase compared to December 31, 2009. Credit to individuals increased by 18.3%, while credit to companies increased by 21.8% compared to December 31, 2009. During 2010, we maintained our strategy of increasing the volume of credit card lending, vehicle financing, mortgage loans and loans to very small, small and middle-market companies, with loans to companies increasing at a higher rate than other segments.

Our results of operations for the year ended December 31, 2010 compared to the year ended December 31, 2009, reflected a significant impact from exchange rate variation. The exchange rate between the U.S. dollar and the real changed significantly. During the year ended December 31, 2010 the real appreciated 4.3% against the U.S. dollar, while in the year ended December 31, 2009 the real appreciated 25.5% against the U.S. dollar. The decrease in income from financial operations before loan losses, mainly due to lower gains from derivative financial instruments used to hedge our investments in subsidiaries abroad, resulted in a decrease in expenses related to income tax and social contribution.

On August 23, 2009, Itaú Unibanco Holding and Porto Seguro S.A. (“Porto Seguro”) entered into an alliance to combine their respective homeowner and automobile insurance operations. As a consequence of this association, the results of Porto Seguro have been proportionally consolidated beginning with the fourth quarter of 2009, in light of our 30.0% interest in Porto Seguro. Thus, the financial statements as of and for the year ended December 31, 2010 present the effects from this association and consolidate our proportional interest in the results of operations of Porto Seguro in our consolidated statement of income and the financial position in our consolidated balance sheet. This association did not have a significant impact on our net income.

Net Income

The table below shows the major components of our net income for the year ended December 31, 2010 and 2009.

Itaú Unibanco Holding S.A. – 2010 Reference Form	115

	Year Ended December 31,
	2010	2009	Variation (%)
	(In million of R$)

Income from financial operations	80,326	76,697	4.7%
Expenses of financial operations	(35,066)	(30,581)	14.7%
Income from financial operations before loan losses	45,260	46,116	(1.9)%
Result of loan losses	(10,088)	(14,165)	28.8%
Gross income from financial operations	35,172	31,950	10.1%
Other operating revenues (expenses)	(14,727)	(14,594)	0.9%
Operating income	20,445	17,357	17.8%
Non-operating income	80	430	(81.4)%
Income before taxes on income and profit sharing	20,525	17,787	15.4%
Income tax and social contribution expense	(6,017)	(6,652)	(9.5)%
Profit sharing	(261)	(205)	27.3%
Minority interest in subsidiaries	(924)	(864)	6.9%
Net income	13,323	10,067	32.3%

In 2010, our net income was influenced by the following non-recurring transactions which are presented on an after tax basis: (i) the partial reversal of additional provisions for loan losses (income of R$1,038 million); (ii) the program for settlement or instalment payment of Federal taxes — Law No. 11,941 (income of R$145 million); (iii) provisions for contingencies related to civil litigation in connection with economic plans (expense of R$467 million); (iv) provisions for fiscal contingencies related to tax and social security (expense of R$380 million); and (v) the recognition of expenses in connection with post-employment benefits (expense of R$35 million).

Income from Financial Operations

The table below shows the major components of our income from financial operations for the year ended December 31, 2010 and 2009.

	Year Ended December 31,
	2010	2009	Variation (%)
	(In million of R$)

Loan, lease and other credit operations	51,748	47,477	9.0%
Securities and derivative financial instruments	18,772	23,994	(21.8)%
Insurance, pension plan and capitalization	4,721	4,576	3.2%
Foreign exchange operations	980	9	n.m.
Compulsory deposits	4,106	641	540.6%
Total income from financial operations	80,326	76,697	4.7%

Our income from financial operations increased by 4.7% from R$76,697 million for 2009 to R$80,326 million for 2010, an increase of R$3,629 million. This increase is primarily due to increases in income from loan, lease and other credit operations, income from compulsory deposits, income from foreign exchange operations and to a lesser extent the results of insurance, pension plans and capitalization products, and were partially offset by the decrease in the result of securities and derivative financial instruments. The increase in income from compulsory deposits reflects the impact of new requirements implemented by the Central Bank during 2010, increasing significantly the required volume of deposits. The decrease in income from securities and derivatives financial instruments also reflects income associated with our risk management strategy and administration of gaps, particularly those associated with derivative instruments used to hedge our investments in subsidiaries abroad.

Income from Loan, Lease and Other Credit Operations

Our income from loan, lease and other credit operations increased by 9.0% from R$47,477 million for 2009 to R$51,748 million for 2010, an increase of R$4,271 million. This increase was mainly due to an increase in the volume of loans and lease transactions, in particular in credit card, vehicle financing, mortgage loans and loans to companies, as well as gains on loans and leases denominated in or indexed to foreign currencies.

The table below shows the performance of credit transactions with loans (including sureties and endorsements) classified by type of creditor (individuals and companies), further broken down by type of product for individuals and by size of customer for companies.

Itaú Unibanco Holding S.A. – 2010 Reference Form	116

	Year Ended December 31,
	2010	2009	Variation
	(In million of R$)
Loans to individuals	127,417	107,812	18.2%
Credit card	34,953	29,313	19.2%
Personal loans	23,918	20,627	16.0%
Vehicles	60,190	52,276	15.1%
Mortgage loans(1)	8,067	5,249	53.7%
Rural loans(1)	289	348	(17.0)%
Loans to companies	193,663	158,862	21.9%
Corporate	110,793	95,832	15.6%
Very small, small and middle-market	82,870	63,030	31.5%
Loans to clients of subsidiaries located in Argentina/Chile/Uruguay/Paraguay	14,397	11,708	23.0%
Total of loan, lease and other credit operations (including sureties and endorsements)	335,476	278,382	20.5%

(1)
Mortgage loans and rural loans portfolios are presented within loans to individuals or loans to companies, as appropriate, according to the type of client. As of December 31, 2010, the total mortgage loan portfolio totaled R$13,257 million and the total rural loan portfolio totaled R$5,425 million, compared to R$8,510 million and R$5,143 million, respectively, as of December 31, 2009.

The total balance of our loans, lease and other credit operations, including sureties and endorsements, was R$335,476 million as of December 31, 2010, a 20.5% increase compared to the balance of R$278,382 million as of December 31, 2009. Loans to individuals totaled R$127,417 million as of December 31, 2010, an increase of 18.2% compared to December 31, 2009. The balance of credit card lending increased by 19.2% from December 31, 2009 to December 31, 2010. Credit card lending is an increasingly important tool that we use to acquire new customers, in particular low-income individuals. Personal loans increased by 16.0% from December 31, 2009 to December 31, 2010 and vehicle financing increased by 15.1% from December 31, 2009 to December 31, 2010, in both cases primarily as a result of overall growth in these markets in Brazil. Mortgage loans to individuals increased by 53.7% from December 31, 2009 to December 31, 2010, resulting from the favorable Brazilian economic environment. Loans to companies totaled R$193,663 million as of December 31, 2010, an increase of 21.9% compared to December 31, 2009, driven primarily by a 31.5% increase in loans to very small, small and middle-market companies as part of our increased strategic focus on these clients. Loans to large companies totaled R$110,793 million as of December 31, 2010, an increase of 15.6% compared to December 31, 2009, in particular in BNDES on-lending. The balance of our loan portfolios in Argentina, Chile, Uruguay and Paraguay totaled R$14,397 million as of December 31, 2010, an increase of 23.0% compared to December 31, 2009, primarily driven by the growth of operations abroad and the appreciation of the real against several of these currencies.

Income from Securities and Derivative Financial Instruments

Our income from securities and derivative financial instruments decreased by 21.8%, or R$5,222 million, from R$23,994 million for 2009 to R$18,772 million for 2010. This decrease in income from securities and derivative financial instruments reflects lower gains from derivative financial instruments used to hedge the impact of exchange rate variation on our investments in subsidiaries abroad. In 2009, we also took advantage of market opportunities arising out of volatility and movements in interest rates, which contributed to an increase in income for the period. Conversely, during 2010, we did not identify the same market conditions.

Income from Insurance, Pension Plan and Capitalization

Our income from insurance, pension plan and capitalization increased by 3.2%, from R$4,576 million for 2009 to R$4,721 million for 2010, an increase of R$145 million, mainly due to the increased revenues from pension plans, related to an increase in volume, and also due to the variation of average interest rates from period to period.

Income from Foreign Exchange Operations

Our income from foreign exchange operations increased R$971 million, from R$9 million for 2009 to R$980 million for 2010, due to gains related to trades in foreign currencies.

Income from Compulsory Deposits

Our income from compulsory deposits increased R$3,465 million, from R$641 million for 2009 to R$4,106 million for 2010. Regulatory requirements related to compulsory deposits changed during 2010, increasing significantly the required volume of deposits and consequently impacting income from compulsory deposits. As of December 31, 2010, we had compulsory deposits of R$85,776 million compared to R$13,869 million as of December 31, 2009, of which R$81,034 million and R$9,827 million, respectively, were interest-earning.

Itaú Unibanco Holding S.A. – 2010 Reference Form	117

Expenses of Financial Operations

The following table describes the main components of our expenses on financial operations in 2010 and 2009.

	Year Ended December 31,
	2010	2009	Variation (%)
	(In million of R$)
Money market	(30,083)	(26,297)	14.4%
Technical provisions for pension plan and capitalization	(4,014)	(3,992)	0.5%
Borrowings and on-lending	(969)	(292)	231.8%
Total expenses of financial operations	(35,066)	(30,581)	14.7%

Our expenses of financial operations increased by 14.7% from R$30,581 million for 2009 to R$35,066 million for 2010, an increase of R$4,485 million, mainly due to the increase in money market expenses as discussed below.

Expenses from Money Market Transactions

Our expenses from money market transactions increased by 14.4% from R$26,297 million for 2009 to R$30,083 million for 2010, an increase of R$3,786 million. This increase was mainly due to the increase of R$67,706 million, or 51.3%, in deposits received under repurchase agreements, the increase in the SELIC rate from 8.75% to 10.75% and also reflects the impact of exchange rate variation on liabilities denominated in or indexed to foreign currencies.

Expenses from Technical Provisions for Pension Plan and Capitalization

Our expenses from technical provisions for pension plan and capitalization operations increased by 0.5% from R$3,992 million for 2009 to R$4,014 million for 2010, an increase of R$22 million, mainly due to an increase in volume of pension plans.

Expenses from Borrowings and On-lending

Our expenses from borrowings and on-lending increased from R$292 million for 2009 to R$969 million for 2010, an increase of R$677 million, mainly due to the increase of R$12,720 million in our borrowings and on-lending, as well as the impact of exchange rate variations on borrowings and on-lending denominated in or indexed to foreign currencies.

Income from Financial Operations before Loan Losses

Our income from financial operations before loan losses decreased by 1.9% from R$46,116 million for 2009 to R$45,260 million for 2010, a decrease of R$856 million, mainly as a result of the factors described above under “— Income from Financial Operations” and “— Expenses of Financial Operations.”

Result of Loan Losses

Our result of loan losses decreased by 28.8% from R$14,165 million for 2009 to R$10,088 million for 2010, a decrease of R$4,077 million. The following table describes the main components of our result of loan losses in 2010 and 2009.

	Year Ended December 31,
	2010	2009	Variation (%)
	(In million of R$)
Expenses for allowance for loan losses	(14,364)	(16,399)	(12.4)%
Income from recovery of credits written off as loss	4,276	2,234	91.4%
Result of allowance for loan losses	(10,088)	(14,165)	(28.8)%

Itaú Unibanco Holding S.A. – 2010 Reference Form	118

Expenses for Allowance for Loan Losses

Our expenses for allowance for loan losses decreased by 12.4% from R$16,399 million for 2009 to R$14,364 million for 2010, a decrease of R$2,035 million. During 2010, the asset quality of our loan portfolio improved significantly in comparison to the previous year. In 2009, the adverse effects of the international economic and financial crisis spread among industries and resulted in increased risk related to certain credit portfolios. Levels of non-performing loans increased at that time for individuals and companies generally, reflecting these adverse market conditions. However, in 2009 the Brazilian government adopted tax incentive packages to foster consumption and improvement in overall economic activity levels, which contributed to rapid improvement in credit quality. The Brazilian government maintained these incentives until the end of the first quarter of 2010.

As of December 31, 2009, after a reversal of R$1,687 million, the allowance for doubtful loans in excess of the minimum required by the Central Bank totaled R$6,104 million. This reversal was a result of the levels of provisions indicated by our credit models given the performance of our loan portfolio, which had been impacted by the international economic crisis.

In the last quarter of 2010, the additional provision for loan and lease losses began to reflect the model of expected loss adopted in our credit risk management, based on Basel II, which considers the potential loss for revolving lines of credit. This model replaces the former one, which also contained, as part of the “additional allowance,” the concept of countercyclical provisions, which is treated as a capital cushion according to Basel III. The adoption of this model resulted in a R$1,573 million provision reversal in the fourth quarter of 2010, and resulted in an allowance in excess of the minimum required by the Central Bank of R$4,531 million.

As of December 31, 2010, the balance of the allowance for loan losses in relation to our loan portfolio was equivalent to 7.5% compared to 9.8% as of December 31, 2009.

Income from Recovery of Credits Written Off as Loss

Our income from recovery of credits written off as loss increased by 91.4% from R$2,234 million for 2009 to R$4,276 million for the same period in 2010, an increase of R$2,042 million. A better economic environment and our improved collection efforts in 2010 were the main causes for this increase.

Gross Income from Financial Operations

Our gross income from financial operations increased by 10.1% from R$31,950 million for 2009 to R$35,172 million for 2010, an increase of R$3,222 million.

Other Operating Revenues (Expenses)

The table below shows the main components of our other operating revenues (expenses) for the periods ended December 31, 2010 and 2009.

	Year Ended December 31,
	2010	2009	Variation (%)
	(In million of R$)
Banking service fees and income from bank charges	17,463	15,172	15.1%
Result from insurance, pension plan and capitalization operations	2,658	2,432	9.3%
Personnel expenses	(12,822)	(12,092)	6.0%
Other administrative expenses	(14,038)	(11,593)	21.1%
Tax expenses	(4,296)	(4,238)	1.4%
Equity in earnings of affiliates and other investments	224	209	7.2%
Other operating revenues	561	808	(30.6)%
Other operating expenses	(4,477)	(5,292)	(15.4)%
Total other operating revenues (expenses)	(14,727)	(14,594)	0.9%

Banking Service Fees and Income from Bank Charges

Our banking service fees and income from bank charges increased by 15.1% from R$15,172 million for 2009 to R$17,463 million for 2010, an increase of R$2,291 million.

Itaú Unibanco Holding S.A. – 2010 Reference Form	119

Banking service fees increased by 14.9% from R$12,400 million for 2009 to R$14,253 million for 2010, an increase of R$1,853 million. This increase was mainly due to increased revenues from credit card transactions, which increased by 14.6% from R$5,762 million for 2009 to R$6,605 million for 2010, an increase of R$843 million, primarily due to a higher volume of invoice discounts for retailers, the growth in the number of credit card customers, the increased use of credit cards as the method of payment in commercial transactions and an increased offering of consumer credit lines, such as cash in advance, offered by us through retailers. Fees from assets under management increased by 12.3% from R$2,249 million for 2009 to R$2,526 million for 2010, an increase of R$277 million, due to the 9.0% increase in the volume of assets under management, which increased from R$333,869 million as of December 31, 2009 to R$363,818 million as of December 31, 2010. Sureties and credits granted increased by 10.5% from R$1,323 million for 2009 to R$1,462 million for 2010, an increase of R$139 million. This change is related to an increase in our operational activity and an improved economic environment for granting credit. We also had an increase of 23.9%, or R$334 million, in other banking service fees, mainly related to the resumption of our investment bank and economic and financial advisory activities after a slower period following the international financial crisis that negatively impacted our performance in 2009.

Income from bank charges increased by 15.8% from R$2,772 million for 2009 to R$3,210 million for 2010, an increase of R$438 million. The increase was principally due to fees for loan transactions and service packages on a greater volume of transactions.

Result from Insurance, Pension Plan and Capitalization Operations

Our result from insurance, pension plan and capitalization operations increased by 9.3% from R$2,432 million for 2009 to R$2,658 million for 2010, an increase of R$226 million. The increase in result from insurance, pension plan and capitalization operations was mainly affected by the decrease in expenses for claims and increases in premiums and contributions.

Personnel Expenses

Our personnel expenses increased by 6.0% from R$12,092 million for 2009 to R$12,822 million for 2010, an increase of R$730 million. This increase in personnel expenses was mainly due to the impact of the labor union agreement reached in September 2009, which provided for a 6.0% increase in compensation and benefits for our employees. In addition, we experienced a 6.3% increase in the number of employees to a total of 108,040 employees as of December 31, 2010 as a result of our organic growth, in particular in the very small, small and middle-market companies and consumer credit segments. Finally, the labor union agreement reached in September 2010 increased compensation by 7.5% for employees earning R$5,250 per month or less and by the greater of (i) 4.29% and (ii) a fixed amount of R$393.75 per month for employees earning over R$5,250 per month. The agreement also established an increase of 7.5% in benefits for all employees.

Other Administrative Expenses

Our other administrative expenses increased by 21.1% from R$11,593 million for 2009 to R$14,038 million for 2010, an increase of R$2,445 million. This increase in other administrative expenses was mainly due to expenses related to the migration of Unibanco branches to the “Itaú” platform and our organic growth, in particular in the very small, small and middle-market companies segment. We also recorded increased expenses related to higher operating activity, especially those related to data processing, communication and maintenance, as well as marketing and advertising expenses related to the soccer World Cup and new institutional marketing campaigns.

Tax Expenses

Our tax expenses increased by 1.4% from R$4,238 million for 2009 to R$4,296 million for 2010, an increase of R$58 million. This increase in tax expenses was mainly due to increased operational activity.

Equity in Earnings of Affiliates and Other Investments

Our equity in earnings of affiliates and other investments increased by 7.2% from R$209 million for 2009 to R$224 million for 2010, an increase of R$15 million, due to an increase in dividends received from other investments.

Other Operating Revenues

Our other operating revenues decreased by 30.6% from R$808 million for 2009 to R$561 million for 2010, a decrease of R$247 million, mainly related to the impact of the reversal of provisions for contingent assets and liabilities and legal liabilities (tax and social security) in 2009 in the amount of R$354 million.

Itaú Unibanco Holding S.A. – 2010 Reference Form	120

Other Operating Expenses

Our other operating expenses decreased by 15.4% from R$5,292 million for 2009 to R$4,477 million for 2010, a decrease of R$815 million. During 2009, certain discrete events took place, such as the acquisition of our controlling interest in Redecard, which led to goodwill amortization expenses of R$557 million, and an expense of R$550 million related to contract renegotiations with Companhia Brasileira de Distribuição (“CBD”) regarding Financeira Itaú CBD S.A., Crédito, Financiamento e Investimento (“FIC”) joint venture in order to release Itaú Unibanco Holding from its exclusivity obligations. It is worth noting that in January 2011 Itaú Seguros, a subsidiary of Itaú Unibanco Holding, and Nova Casa Bahia, a subsidiary of Globex Utilidades, entered into an amendment to the Operational Agreement for the Sale of Differentiated Extended Warranty Insurance Services which will be effective through December 31, 2015. Nova Casa Bahia received on January 14 an amount equivalent to R$ 260 million in addition to the prepayment of acquisition costs due to the sale of individual certificates of Extended Warranty Insurance.

Operating Income

Our operating income increased by 17.8% from R$17,357 million for 2009 to R$20,445 million for 2010, an increase of R$3,088 million.

Non-Operating Income

Our non-operating income decreased from R$430 million for 2009 to income of R$80 million for 2010, a decrease of R$350 million. During 2009, certain non-recurring events took place, such as the disposal of all of our shares in Companhia Brasileira de Meios de Pagamento — Visanet (“Visanet”) and Visa Inc. (“Visa”), which led to income of R$345 million. See item 10.3 c) for more information.

Income before Taxes on Income and Profit Sharing

Our income before taxes on income and profit sharing increased by 15.4% from R$17,787 million for 2009 to R$20,525 million for 2010, an increase of R$2,738 million.

Income Tax and Social Contribution Expense

The table below shows the major components of our income tax and social contribution expense for 2010 compared to 2009.

	Year Ended December 31,
	2010	2009	Variation (%)
	(In million of R$)
Income before income tax and social contribution	20,525	17,787	15.4%
Charges (income tax and social contribution) at the rates in effect	(8,210)	(7,115)	15.4%
Increase/decrease to income tax and social contribution charges arising from:
(Additions) exclusions	2,193	463	n.m.
Foreign exchange variation on investments abroad	(489)	(2,034)	(76.0)%
Interest on capital	1,526	1,478	3.2%
Dividends, interest on external debt bonds and tax incentives	300	465	(35.5)%
Prior periods increase (reversal)	614	650	(5.5)%
Other	241	(96)	(351.0)%
Total income tax and social contribution expense	(6,017)	(6,652)	(9.5)%

Income tax and social contribution expense decreased 9.5% to an expense of R$6,017 million for 2010 from an expense of R$6,652 million for 2009. The main factors that contributed to this decrease were: (i) the effect of exchange rates on our investments in subsidiaries abroad, resulting in an expense of R$489 million in 2010, in comparison to an expense of R$2,034 million in 2009; and (ii) dividends, interest on external debt bonds and tax incentives of R$300 million in 2010, a decrease of 35.5%, or R$165 million, compared to 2009.

Our total tax on income is composed of current income tax and deferred tax. Certain amounts of income and expenses are recognized in our income statement but do not affect our taxable basis and, conversely certain amounts are taxable income or deductible expenses in determining our taxes on income but do not affect our income statement. Those items are known as “permanent differences.” For Brazilian tax purposes, exchange rate gains and losses on our investments in subsidiaries abroad are not taxable, if a gain, or not deductible, if a loss, and are a permanent difference. From an economic perspective, we hedge our investments in subsidiaries abroad by using foreign currency denominated liabilities or derivative instruments. The gains or losses on derivative instruments and the exchange rate gains and losses on foreign currency denominated liabilities are taxable or deductible for purposes of Brazilian taxes. During 2010, we experienced appreciation of the real against the foreign currencies in which our subsidiaries operate, generating losses that were not deductible for tax purposes. The appreciation of the real generated taxable gains on derivatives instruments used as economic hedge and taxable exchange rate gains on liabilities used as economic hedges.

Itaú Unibanco Holding S.A. – 2010 Reference Form	121

Profit Sharing

The profit sharing of members of our management increased by 27.3% from R$205 million for 2009 to R$261 million for 2010, an increase of R$57 million. This increase was mainly a consequence of improved results of operations in 2010 compared to 2009.

Minority Interest in Subsidiaries

Results from minority interest in subsidiaries increased from an expense of R$864 million for 2009 to an expense of R$924 million for 2010, an increase of R$60 million. This increase was principally due to the improved results of our subsidiaries in 2010. For additional information, see Note 16(e) to our consolidated financial statements as of and for the year ended December 31, 2010.

Results of Operations for Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Highlights

For the year ended December 31, 2009, our consolidated net income was R$10,067 million. As of December 31, 2009, our total stockholders’ equity was R$50,683 million. Our return on average equity was 21.4% in 2009. Our solvency ratio on a fully consolidated basis reached 16.7%, a 60 basis point increase in comparison to the previous year.

During 2009, we faced two main challenges. First, internally we experienced significant changes related to the Association. At the end of 2008, we defined the management team that would lead the new institution. In addition, we finalised the selection of the members of the Board of Directors and Board of Officers who would be responsible for leading the integration process. In the first half of 2009, this process was expanded to all managerial levels of our company. At the same time, market opportunities and business models were re-evaluated and redefined targets for the commercial business unit were established. The branch transformation program associated with the integration of the operations of the two banks started in the second half of 2009 and was expected to be accelerated in 2010. The second challenge was related to the turmoil in the international financial markets. The main impact of the economic crisis on the Brazilian financial industry in general was an increase in non-performing loans. Our operations were affected by a change of asset quality. During the first nine months of 2009, we used part of our additional allowance for loan losses to address these changes in asset quality. But, at the end of 2009, the balance of non-performing loans began to decrease, changing the trend of gradual deterioration of asset quality that began at the end of 2008.

As  December 31, 2009, the total balance of credit transactions, including endorsements and guarantees, was R$278,382 million. Credit to individuals increased by 10.4% while credit to companies decreased by 2.3% compared to December 31, 2008. We maintained our strategy of increasing the volume of consumer credit loan, mainly credit cards and vehicle financing, and loans to micro, small and mid-sized companies during 2009. Changes in exchange rates and the appreciation of the real in relation to foreign currencies as well as the migration of corporate clients to the capital markets as a source for financing operations were the main causes of the decrease of the balance of corporate loans.

On August 23, 2009, Itaú Unibanco Holding and Porto Seguro entered into an alliance to combine their respective homeowner and automobile insurance operations. We also entered into an operating agreement for the exclusive offer and distribution of homeowner and automobile insurance products to clients of the Itaú Unibanco branch network in Brazil and Uruguay. As a consequence of this association, the results of Porto Seguro have been proportionally consolidated beginning with the fourth quarter of 2009, in light of our 30.0% interest in Porto Seguro.

We reclassified certain items as of and for the year ended December 31, 2009 for comparative purposes. See Note 22(l) to our consolidated financial statements as of and for the year ended December 31, 2010. For comparative purposes, we have also reclassified these items as of December 31, 2008 in the following discussion of our results of operations.

Itaú Unibanco Holding S.A. – 2010 Reference Form	122

Net Income

The table below shows the major components of our net income for 2009 and 2008.

	Year Ended December 31,
	2009	2008	Variation (%)
	(In million of R$)

Income from financial operations	76,697	56,424	35.9%
Expenses of financial operations	(30,581)	(33,064)	(7.5)%
Income from financial operations before loan losses	46,116	23,360	97.4%
Result of loan losses	(14,165)	(12,946)	9.4%
Gross income from financial operations	31,950	10,415	206.8%
Other operating revenues (expenses)	(14,594)	(12,293)	18.7%
Operating income (loss)	17,357	(1,879)	n.m.
Non-operating income	430	206	108.7%
Income (loss) before taxes on income and profit sharing	17,787	(1,673)	n.m.
Income tax and social contribution (expense) benefit	(6,652)	9,850	(167.5)%
Profit sharing	(205)	(107)	91.6%
Minority interest in subsidiaries	(864)	(266)	224.8%
Net income	10,067	7,803	29.0%

In 2009, our net income was influenced by the following non-recurring transactions which are presented on an after tax basis: (i) amortization of goodwill (expense of R$390 million), principally related to Redecard; (ii) payments to CBD in connection with extension of the Itaú Unibanco/CBD joint venture (expense of R$363 million); (iii) provision for contingencies related to civil litigation in connection with economic plans (expense of R$191 million); (iv) sale of investments, principally Visa and Visanet (income of R$228 million); and (v) the program for settlement or instalment payment of Federal taxes — Law No. 11,941 (income of R$292 million).

Income from Financial Operations

The table below shows the major components of our income from financial operations for 2009 compared to 2008.

	Year Ended December 31,
	2009	2008	Variation (%)
	(In million of R$)

Loan, lease and other credit operations	47,477	37,892	25.3%
Securities and derivative financial instruments	23,994	13,892	72.7%
Insurance, pension plan and capitalization	4,576	2,321	97.2%
Foreign exchange operations	9	987	(99.1)%
Compulsory deposits	641	1,332	(51.9)%
Total income from financial operations	76,697	56,424	35.9%

Our income from financial operations increased by 35.9% from R$56,424 million for 2008 to R$76,697 million for 2009, an increase of R$20,273 million. This increase is primarily due to an increase in the volume of operations, the consolidation of operations from Unibanco during the whole year of 2009 compared to the fourth quarter of 2008 and our strategy of changing the asset mix to increase the relative amounts of loans that have higher spreads.

Income from Loan, Lease and Other Credit Operations

Our income from loan, lease and other credit operations increased by 25.3% from R$37,892 million for 2008 to R$47,477 million for 2009, an increase of R$9,585 million. This increase was mainly due to an increase in the average volume of loans and lease transactions (other than with large companies and loans to clients of subsidiaries abroad, which experienced a decrease) in 2009 compared to 2008. The consolidation of Unibanco during the whole year of 2009 (versus only the fourth quarter of 2008) also had an impact on the increase of our income from loan, lease and other credit operations. Credit card transaction amounts, loans to small and mid-sized companies, mortgage loans and vehicle financings grew by 24.0%, 24.5%, 19.8% and 9.2%, respectively, in 2009 compared to 2008. The appreciation of the real against foreign currencies and the migration from bank loans to funding in the capital markets were the main reasons for the decline of the average balance of loans to large companies in 2009 compared to 2008. Changes in exchange rates also affected the average balance of loans in our operations abroad.

Itaú Unibanco Holding S.A. – 2010 Reference Form	123

The table below shows the performance of credit transactions with loans (including sureties and endorsements) classified by type of creditor (individuals and companies), further broken down by type of product for individuals and by size of customer for companies.

	As of December 31,
	2009	2008	Variation (%)
	(In million of R$)

Loans to individuals	107,812	97,940	10.1%
Credit card	29,313	23,638	24.0%
Personal credit	20,627	21,681	(4.9)%
Vehicles	52,276	47,853	9.2%
Mortgage loans(1)	5,249	4,380	19.8%
Rural loans(1)	348	389	(10.5)%
Loans to companies(1)	158,862	160,596	(1.1)%
Corporate	95,832	108,207	(11.4)%
Very small, small and middle-market	63,030	52,389	20.3%
Loans to clients of subsidiaries located in Argentina/Chile/Uruguay/Paraguay	11,708	13,402	(12.6)%
Total of loan, lease and other credit operations (including sureties and endorsements)	278,382	271,938	2.4%

(1)
Mortgage loans and rural loans portfolios are presented within loans to individuals or loans to companies, as appropriate, according to the type of client. As of December 31, 2009, the total mortgage loan portfolio totaled R$8,510 million and the total rural loan portfolio totaled R$5,143 million, compared to R$6,244 million and R$5,654 million, respectively, as of December 31, 2008.

The total balance of loans and financing portfolio, including sureties and endorsements, was R$278,382 million as of December 31, 2009, a 2.4% increase compared to the balance as of December 31, 2008. Loans to individuals totaled R$107,812 million, an increase of 10.1% compared to December 31, 2008. The balance of credit card lending increased 24.0% from December 31, 2008 to December 31, 2009. Vehicle financing also increased 9.2% from December 31, 2008 to December 31, 2009. Personal credit operations decreased by 4.9% and were affected by our restrictive credit policies adopted to manage the turmoil in the international financial markets. Loans to companies totaled R$158,862 million as of December 31, 2009, a decrease of 1.1% compared to December 31, 2008. The balance of loans to small and mid-sized companies increased 20.3% as consequence of our strategic focus on these customers. Changes in exchange rates and the appreciation of the real in relation to foreign currencies, as well as the migration by corporate borrowers from bank financing to capital markets financing were the main causes of the decrease of average balance of corporate loans. Changes in exchange rates also had a significant impact on our activities abroad, decreasing the average balance of our loans portfolios in Argentina, Chile, Uruguay and Paraguay. The consolidation of Porto Seguro in the fourth quarter also resulted in a R$303 million increase in our credit transactions in 2009.

Income from Securities and Derivative Financial Instruments

Our income from securities and derivative financial instruments increased by 72.7% in 2009 from R$13,892 million in 2008 to R$23,994 million for 2009, an increase of R$10,102 million. This increase in income from securities and derivative financial instruments mainly reflects the increase of average volume of operations related to the consolidation of Unibanco during the whole year of 2009 (versus only the fourth quarter of 2008) and our gap management policy. As profits from exchange rate fluctuation on investments abroad are not taxed, we have set up a hedge (a liability in foreign exchange derivatives) to minimize our total foreign exchange exposure, net of tax effect, consistent with our strategy of low exposure to risk.

Income from Insurance, Pension Plan and Capitalization

Our income from insurance, pension plan and capitalization increased by 97.2% in 2009, from R$2,321 million for 2008 to R$4,576 million for 2009, an increase of R$2,255 million. This increase was mainly due to the increased revenues from the Plano Gerador de Benefício Livre (“PGBL”), which is a defined contribution pension plan, and to a lesser extent VGBL, and the consolidation of Unibanco operations in the whole year of 2009.

Income from Foreign Exchange Operations

Our income from foreign exchange operations decreased by 99.1% from R$987 million for 2008 to R$9 million for 2009, a decrease of R$978 million. This decrease in income from foreign exchange operations was mainly due to lower gains on foreign exchange operations as a result of the appreciation of the real in relation to foreign currencies.

Income from Compulsory Deposits

Our income from compulsory deposits decreased by 51.9% from R$1,332 million for 2008 to R$641 million for 2009, a decrease of R$691 million. This decrease was mainly due to decreases in the levels of compulsory deposits required by the Central Bank as part of their adoption of anticyclical measures to manage the international financial crisis by increasing the liquidity of the financial system as a whole. As consequence, we redirected these resources to loans that yield higher returns.

Itaú Unibanco Holding S.A. – 2010 Reference Form	124

Expenses of Financial Operations

The following table describes the main components of our expenses of financial operations in 2009 and 2008.

	Year Ended December 31,
	2009	2008	Variation (%)
	(In million of R$)

Money market	(26,297)	(26,830)	(2.0)%
Technical provisions for pension plan and capitalization	(3,992)	(1,842)	116.7%
Borrowings and on-lending	(292)	(4,392)	(93.4)%
Total expenses of financial operations	(30,581)	(33,064)	(7.5)%

Our expenses of financial operations decreased by 7.5% from R$33,064 million for 2008 to R$30,581 million for 2009, a decrease of R$2,483 million.

Expenses from Money Market Transactions

Our expenses from money market operations decreased by 2.0% from R$26,830 million for 2008 to R$26,297 million for 2009, a decrease of R$533 million. This decrease mainly reflects the impact of exchange rate fluctuations on liabilities denominated in or indexed to foreign currencies.

Expenses from Technical Provisions for Pension Plan and Capitalization

Our expenses from technical provisions for pension plan and capitalization operations increased by 116.7% from R$1,842 million for 2008 to R$3,992 million for 2009, an increase of R$2,150 million. This increase was mainly due to the significant organic growth in the average balance of investment contracts for pension plans and to a lesser extent the increase in the cost of technical provisions.

Expenses from Borrowings and On-lending

Our expenses from borrowings and on-lending decreased from R$4,392 million for 2008 to R$292 million for 2009, a decrease of R$4,100 million. This decrease was mainly due to the decrease of the average balance of borrowings denominated in or indexed to foreign currencies and the exchange rate variation in the period.

Income from Financial Operations before Loan Losses

Our income from financial operations before loan losses increased by 97.4% from R$23,360 million for 2008 to R$46,116 million for 2009, an increase of R$22,755 million, mainly as a result of the factors described above under “— Income from Financial Operations” and “— Expenses on Financial Operations.”

Result of Loan Losses

Our result of loan losses increased by 9.4% from R$12,946 million for 2008 to R$14,165 million for 2009, an increase of R$1,219 million. The following table describes the main components of our result of loan losses in 2009 and 2008.

	Year Ended December 31,
	2009	2008	Variation (%)
	(In million of R$)
Expenses for allowance for loan losses	(16,399)	(14,280)	14.8%
Income from recovery of credits written off as loss	2,234	1,334	67.4%
Result of allowance for loan losses	(14,165)	(12,946)	9.4%

Expenses for Allowance for Loan Losses

Our expenses for allowance for loan losses increased by 14.8% from R$14,280 million for 2008 to R$16,399 million for 2009, an increase of R$2,119 million. During the first half of 2009, the adverse effects of the international economic and financial crisis spread among a number of industries, resulting in increased risk related to certain credit portfolios. Levels of non-performing loans increased for individuals and company portfolios generally, reflecting this adverse context. At the end of the first half of 2009, however, the Brazilian economic outlook improved, as a result of the tax incentive packages to foster consumption and overall economic activity levels. By the end of third quarter 2009, there was evidence that the worst moment of the adverse credit cycle for retail lending was over. At the end of 2009, we also had evidence that the quality of our commercial lending portfolio had improved significantly.

Itaú Unibanco Holding S.A. – 2010 Reference Form	125

We use models to calculate provisions in addition to those required by Central Bank regulations based on historical data and economic stress projections. As of December 31, 2009, we had provisions of R$6,104 million in excess of those required by the Central Bank based on our models. We recorded income of R$1,687 million during 2009 related to the reversal of prior provisions.

Income from Recovery of Credits Written Off as Loss

Our income from recovery of credits written off as loss increased by 67.5% from R$1,334 million for 2008 to R$2,234 million for 2009, an increase of R$900 million. The consolidation of the operations of Unibanco for the whole year of 2009 and a better economic environment in the second half of 2009 were the main causes for this increase.

Gross Income from Financial Operations

Our gross income from financial operations increased by 206.8% from R$10,415 million for 2008 to R$31,950 million for 2009, an increase of R$21,535 million.

Other Operating Revenues (Expenses)

The table below shows the main components of our other operating revenues (expenses) in 2009 and 2008.

	Year Ended December 31,
	2009	2008	Variation (%)
	(In million of R$)

Banking service fees and income from bank charges	15,172	11,204	35.4%
Result from insurance, pension plan and capitalization operations	2,432	1,307	86.1%
Personnel expenses	(12,092)	(8,809)	37.3%
Other administrative expenses	(11,593)	(7,921)	46.4%
Tax expenses	(4,238)	(2,336)	81.4%
Equity in earnings of affiliates and other investments	209	201	4.0%
Other operating revenues	808	789	2.4%
Other operating expenses	(5,292)	(6,728)	(21.3)%
Total other operating revenues (expenses)	(14,594)	(12,293)	18.7%

Banking Service Fees and Income from Bank Charges

Our banking service fees and income from bank charges increased by 35.4% from R$11,204 million for 2008 to R$15,172 million for 2009, an increase of R$3,968 million. The consolidation of the operations of Unibanco for the whole year of 2009 had a significant impact on this increase.

Banking service fees increased by 43.4% from R$8,649 million for 2008 to R$12,400 million for 2009, an increase of R$3,751 million. This increase was mainly due to increased revenues from credit card operations, which increased by 90.8% from R$3,019 million for 2008 to R$5,762 million for 2009, an increase of R$2,743 million, due to the increased use of credit cards as the method of payment in commercial transactions and an increase in offering of consumer credit lines, such as cash in advance, offered by us through retailers. Banking service fees include fees on receipt services related to tax collection, which increased by 33.7% from R$901 million for 2008 to R$1,205 million for 2009, an increase of R$304 million. This change is related to an increase of our operational activity due to the consolidation of the operations of Unibanco. Banking service fees also include fees from asset management, which increased by 14.3% from R$1,968 million for 2008 to R$2,249 million for 2009, an increase of R$281 million. Fees from asset management were positively impacted by the increased volume of assets under management.

Income from bank charges increased by 8.5% from R$2,555 million for 2008 to R$2,772 million for 2009, an increase of R$217 million. The decrease was principally due to changes made to charging practices for priority services pursuant to Central Bank policy, which was partially offset by the increase of fees for service packages and by the increased volume of operations.

Results from Insurance, Pension Plan and Capitalization Operations

Our results from insurance, pension plan and capitalization operations increased by 86.1% from R$1,307 million for 2008 to R$2,432 million for 2009, an increase of R$1,125 million. The results from insurance, pension plan and capitalization operations were mainly affected by the consolidation of the operations of Unibanco during the whole year of 2009, as well as by the increase in our sales of insurance pension plans and capitalization products.

Itaú Unibanco Holding S.A. – 2010 Reference Form	126

Personnel Expenses

Our personnel expenses increased by 37.3% from R$8,809 million for 2008 to R$12,092 million for 2009, an increase of R$3,283 million. This increase in personnel expenses was mainly due to the consolidation of operations of Unibanco during 2009 and the impact of the annual renegotiation of the collective labor agreements, which increased employees’ salaries by 6.0% effective as of September 2009, on our provisions for vacations.

Other Administrative Expenses

Our other administrative expenses increased by 46.4% from R$7,921 million for 2008 to R$11,593 million for 2009, an increase of R$3,672 million. This increase in other administrative expenses was mainly due to the consolidation of Unibanco during the whole year of 2009 and to expenses related to our organic growth. During 2009, the number of branches of Itaú Unibanco grew from 3,906 as of December 31, 2008 to 3,936 as of December 31, 2009, an increase of 0.8%. Notwithstanding, the number of employees of Itaú Unibanco decreased from approximately 108,000 as of December, 2008 to 102,000 as of December, 2009.

Tax Expenses

Our tax expenses increased by 81.4% from R$2,336 million for 2008 to R$4,238 million for 2009, an increase of R$1,092 million. This increase in tax expenses was mainly due to increased operational activity and the consolidation of Unibanco for the whole year of 2009.

Equity in Earnings of Affiliates and Other Investments

Our equity in earnings of affiliates and other investments increased from R$201 million for 2008 to R$209 million for 2009, an increase of R$8 million.

Other Operating Revenues

Our other operating revenues increased from R$789 million for 2008 to R$808 million for 2009, an increase of R$19 million, mainly related to the impact of the reversal of operating provisions for contingent assets and liabilities and legal liabilities (tax and social security) in 2009, in the amount of R$354 million.

Other Operating Expenses

Our other operating expenses decreased by 21.3% from R$6,728 million for 2008 to R$5,292 million for 2009, a decrease of R$1,436 million. During 2009 we did not have the repetition of some events that took place in 2008, such as the constitution of provisions for integration expenditures related to the Association, the provision for health insurance set up to cover possible future deficits, higher amortization of goodwill on investments generally related to the Association and increases in provisions for tax and social security contingencies. On the other hand, the increase of our credit card operations in 2009 increased selling expenses such as commissions and awards. Similarly, we had an increase in provisions for civil contingencies in the normal course of business during 2009.

Operating Income (Loss)

Our operating income (loss) increased from a loss of R$1,879 million for 2008 to a profit of R$17,357 million for 2009, a variation of R$19,236 million.

Non-Operating Income

Our non-operating income increased by 108.7% from R$206 million for 2008 to R$430 million for 2009, an increase of R$224 million. This increase was basically related to sales of investments, such as the disposal of our investments in Visa (R$144 million), MasterCard Inc. (R$83 million) and the BM&FBOVESPA (R$64 million) in 2008, in comparison with the disposal of our stake in Visa and Visanet (R$345 million) and Allianz Seguros S.A. (R$25 million) in 2009.

Income (Loss) before Taxes on Income and Profit Sharing

Our income (loss) before taxes on income and profit sharing increased from a loss of R$1,673 million for 2008 to a profit of R$17,787 million for 2009, a variation of R$19,460 million.

Itaú Unibanco Holding S.A. – 2010 Reference Form	127

Income Tax and Social Contribution (Expense) Benefit

The table below shows the major components of our income tax and social contribution (expense) benefit for 2009 compared to 2008.

	Year Ended December 31,
	2009	2008	Variation (%)
	(In millions of R$)

Income (loss) before income tax and social contribution	17,787	(1,673)	n.m.
Charges (income (loss) tax and social contribution) at the rates in effect	(7,115)	627	n.m.
Increase/decrease to income (loss) tax and social contribution charges arising from:
(Additions) exclusions	463	9,223	(95.0)%
Foreign exchange variation on investments abroad	(2,034)	1,281	(258.8)%
Interest on capital	1,478	700	111%
Increase arising from Itaú Unibanco merger	—	6,131	n.m.
Other	1,019	1,111	(8.3)%
Total income (loss) tax and social contribution (expense) benefit	(6,652)	9,850	(167.5)%

Income tax and social contribution (expense) benefit for the year resulted in an expense of R$6,652 million in 2009 compared to tax benefit of R$9,850 million in 2008. The main factors that contributed to the decrease were: (i) in 2008 we had exclusions from our tax base of R$6,131 million arising from the Association, which was not repeated in 2009 and (ii) the effect of exchange rate gains and losses in our investments abroad resulting in an expense of R$2,034 million in 2009, in comparison with a benefit of R$1,281 million in 2008. This was partially offset by a higher tax benefit on dividends paid in the form of interest on stockholders’ equity (a form of tax deductible dividend) of R$1,478 million in 2009, an increase of R$778 million compared to 2008.

Our total tax on income is composed of current income tax and deferred tax. Certain amounts of income and expenses are recognized in our income statement but do not affect our taxable basis and, conversely certain amounts are taxable income or deductible expenses in determining our taxes on income but do not affect our income statement. Those items are known as “permanent differences.” For Brazilian tax purposes, exchange rate gains and losses on our investments in subsidiaries abroad are not taxable, if a gain, or not deductible, if a loss, and are a permanent difference. From an economic perspective we hedge our investments in subsidiaries abroad by using foreign currency denominated liabilities or derivative instruments. The gains or losses on derivative instruments and the exchange rate gains and losses on foreign currency denominated liabilities are taxable or deductible for purposes of Brazilian taxes. During 2009, we experienced significant appreciation of the real against the foreign currencies in which our subsidiaries operate, generating losses that were not deductible for tax purposes. The appreciation of the real generated taxable gains on derivatives instruments used as economic hedge and taxable exchange rate gains on liabilities used as economic hedges.

Profit Sharing

Our profit sharing increased by 91.6% from R$107 million for 2008 to R$205 million for 2009, an increase of R$98 million. This increase was mainly a result of the consolidation of the operations of Unibanco during the whole year of 2009 as compared to only the fourth quarter of 2008.

Minority Interest in Subsidiaries

Results from minority interest in subsidiaries increased from an expense of R$266 million for 2008 to an expense of R$864 million for 2009, an increase of R$598 million. This variation was principally due to the consolidation of Redecard beginning in the first quarter of 2009.

b) changes in revenue arising from changes in prices, foreign exchange rates, inflation, and volumes and from the introduction of new products and services
c) impact of inflation, changes in the prices of main inputs and products, foreign exchange rate and interest rates on operating and financial income and expenses

There was no significant variation in income attributable to changes in the prices of our main inputs and products, exchange rates and inflation in the reporting periods (2010, 2009 and 2008).

Market risk is the possibility of incurring losses arising from fluctuation in the market values of positions held by a financial institution, as well as from its financial margin, including the risks of transactions subject to variation in foreign exchange and interest rates, and share and commodity prices.

Itaú Unibanco Holding S.A. – 2010 Reference Form	128

The structural gap, composed of commercial transactions and respective financial instruments, has been historically steady and with minor fluctuations because it mainly comprises the assets and liabilities of retail and derivative transactions used as hedge against the market risk arising from these operations.

The VaR of the consolidated maintained its lower levels in 2010 as compared to the previous year, which may be observed in the Average Global VaR, mainly due to uncertainties in the international market in the period and their impact on the domestic markets, and continues to be at low levels as a result of conservative management and an effective and significant portfolio diversification. This enables the business areas to keep the total exposure to market risk reduced in relation to its capital.

Additionally, we adopt a foreign exchange risk management strategy for the capital invested abroad for the purpose of not allowing impacts on income arising from exchange variation.  In order to meet such objective, the foreign exchange risk is outweighed by the use of derivative financial instruments.

Our hedging strategy also takes into consideration all tax effects exerted:  on those related to the non-taxation or deductibility of the foreign exchange variation in the respective moments of appreciation or devaluation, respectively, of the real in relation to foreign currencies, or on those arising from the derivative financial instruments used.

In periods when the parity variation between the real and foreign currencies is considerable, there is a significant impact on several financial income and expenses.

The financial margin with the market (arising from the trading of financial assets through proprietary positions, the gap management of currencies, interest rates and other risk factors, the opportunities for arbitrage in the foreign and domestic market, and the marking to market of financial assets) totaled R$ 4,029 million in 2010, R$ 5,621 million in 2009 and R$ 1,587 million in 2008. The decrease of 28.3% in the financial margin with the market in 2010 in relation to 2009 was caused by the lower result in foreign exchange and variable income positions.

In 2009, we noted an addition of R$ 4,034  million in relation to the previous year, basically due to the fine performance of treasury, in view of the market opportunities which were taken up in an environment of higher volatility.

According to the criteria for classification of transactions set forth in BACEN Resolution No. 3,464/07 and Circular No. 3,354/07, and the New Capital Accord - Basel II, the financial instruments of Itaú Unibanco Holding S.A., including all transactions with derivatives, are separated into trading and banking portfolios.

The sensitivity analyses, shown below, do not predict the dynamics of the operation of the risk and treasury areas, because once loss related to positions is found, risk- mitigating measures are quickly taken, minimizing the possibility of significant losses. In addition, we point out that the presented results do not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the institutions.

The trading portfolio consists of all transactions, including those involving derivatives, held with the intention of being traded or to provide hedging for the other financial instruments of this strategy. These are transactions for resale, obtaining benefits from price movements, actual or expected, or from arbitrage. This portfolio has strict limits set by the risk areas and is controlled  daily.

Trading and Banking portfolios	Exposures	12/31/2010 (*)			12/31/2009 (*)
		Scenarios			Scenarios
Risk factors	Risk of variation in:	I	II	III	I	II	III
Fixed rate	Fixed rate in real	(1)	(20)	(40)	(1)	(447)	(877)

Foreign exchange coupons	Rates of foreign exchange coupons	0	(2)	(4)	0	(1)	(1)

Foreign currencies	Exchange variation	(1)	(28)	(55)	(1)	(29)	(57)

Price indices	Rates of price indices coupons	(0)	(3)	(6)	(0)	(6)	(11)

Long-term interest rate	Rate of TJLP coupons	0	(9)	(18)	0	(0)	(0)

Reference rate	Rate of TR coupons	(0)	(0)	(0)	2	(73)	(99)

Variable rate	Share price	4	(101)	(201)	7	(108)	(217)

	Total without correlation		(162)	(325)		(663)	(1,262)

	Total with correlation		(108)	(215)		(432)	(822)
(*)Net of fiscal effects

Itaú Unibanco Holding S.A. – 2010 Reference Form	129

The banking portfolio comprises transactions that do not fit into the trading portfolio concept and are typically banking transactions of the institution’s business lines and their respective hedges, which may or not be carried out with derivative financial instruments. Accordingly, the derivatives of this portfolio are not used for speculation purposes, not generating significant economic risks to the institution.

Trading portfolio	Exposures	12/31/2010 (*)			12/31/2009 (*)
		Scenarios			Scenarios
Risk factors	Risk of variation in:	I	II	III	I	II	III
Fixed rate	Fixed rate in real	(4)	(91)	(181)	(4)	(1,620)	(3,112)

Foreign exchange coupons	Rates of foreign exchange coupons	(2)	(45)	(90)	2	(12)	(47)

Foreign currencies	Exchange variation	2	(53)	(105)	(0)	(4)	(8)

Price indices	Rates of price indices coupons	(1)	(14)	(29)	(0)	(2)	(1)

Long-term interest rate	Rate of TJLP coupons	(1)	(31)	(60)	(0)	(28)	(56)

Reference rate	Rate of TR coupons	(0)	(0)	(0)	4	(107)	(117)

Variable rate	Share price	4	(110)	(219)	15	(222)	(444)

	Total without correlation		(344)	(684)		(1,995)	(3,786)

	Total with correlation		(228)	(453)		(1,299)	(2,465)
(*)Net of fiscal effects

In compliance to CVM Regulatory Instruction No. 475, of December 17, 2008, Itaú Unibanco Holding carried out a sensitivity analysis for market risk factors considered significant to which the conglomerate was exposed (Note 7j). Each market risk factor was analyzed for sensitivity using shocks at approximately 25% (scenario II) and approximately 50% (scenario III), and the highest resulting losses per risk factor in each of the scenarios was presented with an impact on income, net of tax effects, providing a view of the ITAÚ UNIBANCO HOLDING exposure in derivatives in exceptional scenarios.

Scenario I: Addition of one base point to the fixed-rate curve, currency coupon, inflation, interest rate indices and commodities, and one percentage point in currency and share prices, which is based on market information (BM&F BOVESPA, ANBIMA, etc).
Scenario II: Shocks at approximately 25% in the portfolio of December 31, 2010, considering the largest resulting losses per risk factor;
Scenario III: Shocks at approximately 50% in the portfolio of December 31, 2010, considering the largest resulting losses per risk factor;

The result of sensitivity analysis, with correlation effect between the present risk factors in the trading portfolio and net of tax effects, indicates a marking to market sensitivity of R$108 million and R$ 215 million for the scenarios with variations of 25% and 50% respectively. In the consolidated portfolio (trading + banking), the sensitivity is R$228 million and R$453 million for the scenarios with variatios of 25% and 50% respectively.

The balance sheet per currency shows the asset and liability balances indexed to the local currency and those indexed to foreign currencies. At December 31, 2010, the net foreign exchange position, including investments abroad, is a liability totaling US$ 9,335 million. We point out that the policy of gap management that we adopt is carried out taking into consideration the tax effects on this position. As the result from foreign exchange variation in investment abroad is not taxed, we set up a hedge (liability position in foreign exchange derivatives) at a higher volume than the hedged asset, so that the total result from foreign exchange variation, net of tax effects, is practically cancelled and consistent with the strategy of low risk exposure that we adopted.

Itaú Unibanco Holding S.A. – 2010 Reference Form	130

	R$ million
	Dec 31, 10
	Consolidated Itaú			Foreign	Foreign Businees
Assets	Unibanco	Total	Local currency	currency	Itaú Unibanco

Cash and cash equivalents	10,493	5,774	5,339	434	4,407
Interbank investments	85,926	78,126	77,063	1,063	10,375
Secutiries	188,853	163,001	162,678	324	41,465
Credit operations and leases	297,102	264,531	257,233	7,297	43,998
(Provision for allowance for loan losses)	(22,292)	(21,536)	(21,536)	0	(756)
Other assets	184,520	174,904	164,639	10,265	28,339
Foreign exchange portfolio	21,593	17,035	7,242	9,793	23,253
Other	162,927	157,869	157,397	472	5,086
Permanent assets	10,512	30,491	9,199	21,292	1,313

Total assets	755,112	695,290	654,615	40,675	129,142

Derivatives - purchased position				61,587
Futures				18,785
Options				5,750
Swap				17,259
Other				19,793
Total assets after adjustments (a)				102,262

	R$ million
	Dec 31, 10
Liabilities and Equity	Consolidated Itaú Unibanco	Total	Local currency	Foreign currency	Foreign Business Itaú Unibanco

Deposits	202,738	166,555	166,367	188	36,947
Deposits received under securities repurchase agreements	199,641	184,055	184,055	0	15,586
Funds from acceptance and issuance of securities	25,609	30,920	15,583	15,337	9,816
Borrowings and on-lending	47,412	49,234	33,981	15,253	11,518
Interbank and interbranch accounts	4,055	3,950	2,329	1,621	106
Derivative financial instruments	5,705	3,983	3,983	0	1,994
Other liabilities	143,379	130,753	120,169	10,584	31,812
Foreign exchange portfolio	22,035	17,465	7,344	10,122	23,265
Other	121,344	113,288	112,825	462	8,548
Technical provisions for insurance and pension plan and capitalization	61,365	61,356	60,706	650	9
Deferred income	599	533	533	0	62
Minority interest in subsidiaries	3,731	3,073	3,073	0	0
Shareholderse equity of parent company	60,879	60,879	60,879	0	21,292
Capital stock	47,556	47,556	47,556	0	19,670
Net income	13,323	13,323	13,323	0	1,622

Total Liabilities and Equity	755,112	695,290	651,657	43,633	129,142

Derivatives – sold position				74,216
Futures				25,196
Options				10,641
Swap				25,252
Other				13,127
Total liabilities and equity after adjustments (b)				117,849

Foreign exchange position Itaú Unibanco (c = a - b)				(15,587)

Foreign exchange position Itaú Unibanco (c) in US$				(9,355)

Itaú Unibanco Holding S.A. – 2010 Reference Form	131

10.3. Directors should comment on the material effects that may have been caused or that are expected to be caused on the Issuer’s financial statements and their results in relation to:

a) introduction or disposal of operating segments

The operating segments of Itaú Unibanco are as follows:

•           Commercial Banking, the income of which is obtained from the offering of financial products and provision of banking services to the retail client base (individuals and very small companies), high net worth individuals with significant assets (private banking) and to small and middle-market companies.

•           Itaú BBA, which is responsible for banking operations with large companies and investment banking activities.

•           Consumer Credit, the income of which is from the financial products and services offered to non-current account holder clients.

•           Corporate and Treasury, the income of which is associated with excess capital and excess subordinated debt and carry-forward of the net balance of deferred tax assets and tax debts added to the income associated with treasury operations.

Itaú Unibanco did not introduce nor dispose of any operating segment in 2010, 2009 or 2008.

b) incorporation, acquisition or disposal of ownership interest

2010

There are not any material transactions to be reported.

2009

Extension of agreement with Magazine Luiza

On November 27, Magazine Luiza and Itaú Unibanco completed a negotiation related to the extension of an exclusivity period to December 31, 2029. The agreement relates to the distribution of credit products by Luizacred, a financial institution held in equal proportions by Magazine Luiza and Itaú Unibanco, in all physical and virtual stores owned or operated by Magazine Luiza, either directly or indirectly, as well as call centers, internet, mailing or any other points or forms of contact between Magazine Luiza and its customers. This transaction amounted to R$250 million.

Sale of Unibanco Saúde Seguradora to Tempo Participações

Itaú Unibanco, Itaú Seguros and a subsidiary controlled by Tempo Participações signed on December 16 a Share Purchase Agreement  aimed at the transfer of total capital from Unibanco Saúde Seguradora held by Itaú Unibanco and Itaú Seguros. Our intent with this operation was to expand the strategic focus of our insurance activity, concentrating our activities in the segments in which we hold leadership positions. The amount of this transaction was R$ 55 million. The Share Purchase Agreement also establishes that, in function of the future performance of the operation of Unibanco Seguradora in the 12 months after the completion of this transaction, Itaú Unibanco is entitled to an additional payment of up to R$ 45 million. The Supplementary Health Insurance Agency (“ANS”) approved the transaction on April 1, 2010. The transaction was concluded on April 29, 2010.

Change in FIC partnership agreement

CBD and Itaú Unibanco concluded, on August 28, the negotiation related to the company FIC. The agreement which gave rise to FIC was amended, excluding the exclusivity obligation of Itaú Unibanco (obligation of not entering into similar partnerships with the competitors of CBD). In consideration, Itaú Unibanco has paid to Pão de Açúcar Group the amount of R$550 million. On the same occasion, the exclusivity agreeement for the offering of financial products and services granted by CBD to FIC was extended for an additional period of five years, for which Itaú Unibanco has paid R$50 million to the Pão de Açúcar Group.

Itaú Unibanco Holding S.A. – 2010 Reference Form	132

Alliance with Porto Seguro

On August 23, Itaú Unibanco and Porto Seguro entered into an alliance aimed at the unification of their residence and vehicle insurance operations. With this operation, millions of clients of Porto Seguro and Itaú Unibanco gained access to the most complete insurance services in the Brazilian market, especially to an extensive network of insurance brokers that may offer a wide range of products and services, by means of several companies that became part of the group, increasing their options.

Due to this alliance, the company increased its financial soundness, holding a leadership position in the residence and vehicle insurance lines, with 3.4 million vehicles and 1.2 million properties insured at the time the alliance was entered into, thus reinforcing our leadership strategy in the majority of markets in which we operate. Additionally, the alliance enables the achievement of economies of scale and the synergy of costs, and also permits a stronger geographic presence. Therefore, an operating agreement was entered into for the offering and distribution, on an exclusive basis, of vehicle and residence insurance products to the clients of Itaú Unibanco network, in Brazil and Uruguay.

Total assets and liabilities related to the current portfolio of residence and vehicle insurance of Itaú Unibanco existing at the time was transferred to a new company, Itaú Unibanco Seguros de Automóvel e Residência S.A. This company is managed by Porto Seguro, and the executives and collaborators of Itaú Unibanco who worked in the vehicle and residence insurance segments were allocated to the new company, thus expanding the expertise and quality of insurance management. In consideration, Porto Seguro issued shares representing 30% of its new capital, which were delivered to Itaú Unibanco and contributed to Porto Seguro Itaú Unibanco Participações S.A., the new holding company of Porto Seguro, so that Itaú Unibanco started to hold a minority interest of approximately 43% in the capital stock of Porto Seguro Itaú Unibanco Participações S.A.

Redecard

On March 30, Itaú Unibanco purchased 24,082,760 registered common shares of Redecard for R$ 590 million, giving rise to goodwill amounting to R$557 million, which, net of taxes, totaled R$506 million, fully amortized in the consolidated financial statements. In view of this transaction, Itaú Unibanco gained shareholding control over Redecard, fully consolidated in the financial statements of Itaú Unibanco from the first quarter of 2009.

2008

Acquisition of Itaú BBA remaining interest

On December 29, Itaú Unibanco S.A. acquired the remaining 4.25% interest in total shares of Banco Itaú BBA S.A. held by certain executives and employees of Banco Itaú BBA S.A.. At present, Itaú Unibanco Holding holds approximately 100% interest in the capital of Banco Itaú BBA S.A..

Transaction with the American International Group, Inc (AIG)

On November 26, Unibanco – União de Bancos Brasileiros S.A. entered into an agreement with the American International Group, Inc., or AIG, to revert the exchange of the shares that each of the groups held in Brazilian insurance companies, as follows: (i) Unibanco – União de Bancos Brasileiros S.A. acquired for US$ 820 million the shares held by American International Group, Inc. – AIG in Unibanco AIG Seguros S.A. (which name was subsequently changed to Unibanco Seguros S.A.), and (ii) AIG acquired for US15 million the shares held by Unibanco – União de Bancos Brasileiros S.A. in AIG Brasil Companhia de Seguros. With the completion of this transaction, Unibanco – União de Bancos Brasileiros S.A. became the holder of 100% of capital in Unibanco AIG Seguros S.A., which held in turn 100% of the capital in Unibanco AIG Vida e Previdência S.A. (currently named “Itaú Vida e Previdência S.A.”) and Unibanco AIG Saúde Seguradora S.A. (which name was changed to “Unibanco Saúde Seguradora S.A.”).

Marisa Partnership

On December 4, Itaú Unibanco entered into an operating agreement with Marisa S.A. to create a new co-branded credit card, for a ten-year period. Marisa is the largest store chain specialized in women’s fashion in Brazil, having 207 stores in the country and over 8 million private label cards at September 30, 2008. The investment amount in .this partnership is approximately R$120 million.

Itaú Unibanco Holding S.A. – 2010 Reference Form	133

Creation of Itaú Unibanco

On November 3, 2008, the then controlling shareholders of Itaú and of Unibanco signed an agreement for the merger of their financial operations, which was approved by the Central Bank of Brazil on February 18, 2009. It was the formal beginning of the building of the largest private financial conglomerate in the Southern Hemisphere, in terms of market value, which placed it among the 20 largest financial institutions in the world.

This financial institution will be fully capable of being a player in the new global competitive scenario. The result of this partnership is a bank with Brazilian capital and the commitment, strength, vocation and economic capacity to become a vital partner in the development of Brazilian companies, in Brazil and abroad. With a strong international presence – it already has commercial bank operations in all Mercosur countries - the institution will have the required agility to increase the presence of Brazil internationally.

Itaú Unibanco is consolidating its position in a scenario in which Brazil and its financial system are in privileged conditions, with strong possibilities of improving even more its relative position in the global scenario. In this phase of sustainable growth of the country, movements like this, which strengthen large domestic companies, are growing in importance, such as those which are occurring in other sectors of economy, continuously expanding their competitive capacity.

After over 15 months in gestation through dialogue, Itaú Unibanco was born with a strong identity in values and a converging vision for the future. For this purpose, the controlling shareholders of Itaúsa and Unibanco decided to establish the holding company IUPAR with a shared governance model.

The conglomerate resulting from the merger has scale, expertise and a strong capital base, which enables it to significantly reinforce the credit supply to the market, corresponding to the expectations of a sound and vigorous response to the demands from companies and individuals.

Acquisition of interest in Banco Itaú Europa

In November, Itaúsa transferred to Itaú Unibanco the ownership interest it held in Banco Itaú Europa S.A. for approximately R$1,137 million, of which R$550 million was transferred through the issue of common shares of Itaú Unibanco and R$587 million in cash.

c) unusual events or operations

In 2010, 2009 and 2008 we noted the occurrence of the following net of tax effects non-recurring events in the consolidated net income of Itaú Unibanco:

	R$ million
	CONSOLIDATED ITAÚ UNIBANCO
	01/01 to 12/31/2010	01/01 to 12/31/2009	01/01 to 12/31/2008
Sale of investments	-	228	233
Visa Inc. e Visa Net	-	212	-
Allianz	-	16	-
BM&F Bovespa	-	-	42
Visa, Inc.	-	-	95
Mastercard, Inc.	-	-	55
Banco de Fomento de Angola (Investimento que era detido pelo BPI)	-	-	40
Serasa S.A.	-	-	-
Redecard S.A.	-	-	-
Program for Cash or Installment Payment of Federal Taxes - Law No. 11,941/09	145	292	-
Itaú Unibanco x CBD joint venture	-	(363)	-
Provision for contingencies – economic plans	(467)	(191)	(174)
Provision for contingencies – tax and social security	(380)	-	-
Sale and adjustments to market value of shares of Banco Comercial Português,S.A. held by BPI	-	-	(29)
Amortization of goodwill (*)	-	(390)	(223)
Effects of adoption of Law No. 11,638	-	-	(136)
Stock-based compensation	-	-	(102)
Lease	-	-	(34)
Effect arising from merger - ITAÚ UNIBANCO	-	-	5,183
Non-operating equity in earnings	-	-	18,031
Amortization of goodwill	-	-	(12,848)
Provision for integration expenditures - ITAÚ UNIBANCO	-	-	(888)
Equalization of criteria ITAÚ UNIBANCO	-	-	(1,414)
Non-technical provision for health insurance	-	-	(350)
Technical provisions for insurance and pension plan	-	-	(193)
Allowance for loan losses–adjustment to the minimum required by Resolution No. 2,681	-	-	(216)
Provisions for contingent liabilities and legal liabilities	-	-	(262)
Other	-	-	(393)
Additional allowance for loan losses	1,038	-	(3,089)
Employee benefits	(35)	-	-
Other non-recurring events	-	-	(30)
Total	300	(424)	(567)
(*) Basically refers to the Redecard operation.

Itaú Unibanco Holding S.A. – 2010 Reference Form	134

10.4. Directors should comment on:

a) significant changes in accounting practices

2010

The accounting practices regarding employee benefits, beginning 2010, were applied in accordance with CVM Resolution No. 600, of 10/07/2009

2009

There were no changes in the company’s accounting practices.

2008

On December 28, 2007, Law No. 11,638 was enacted in order to amend and revoke the provisions of Laws No. 6,404, of December 15, 1976 and No. 6,385 of December 7, 1976 on accounting practices, and the preparation and disclosure of financial statements.

The main changes in accounting practices were as follows:

•
Fixed Assets from then on includes assets arising from operations that transfer to the company any benefits, risks and the control over these assets and Deferred Charges includes the preoperating expenses and restructuring expenses. Accordingly, leasehold improvements and software purchases were reclassified from Deferred Charges to Fixed Assets and Intangible Assets, respectively, including for comparison purposes.

•
Periodic analysis of the recovery, measurement and disclosure of losses in relation to the recoverable value of assets, as regulated by CMN Resolution No. 3,566, of May 29, 2008. No losses were found by the assessment carried out by management at the end of each year.

•
The subgroup “Intangible Assets” was created in Permanent Assets, in order to classify any rights the subjects are intangible assets intended for the maintenance of the company or which are exercised for such a purpose, including acquired goodwill. Accordingly, rights to acquisition of payroll and acquisition of customer portfolios and software were reclassified from Prepaid Expenses and Deferred Charges, respectively, including for comparability purposes.

Itaú Unibanco Holding S.A. – 2010 Reference Form	135

b) significant effects of the changes in accounting practices

The main changes in accounting practices were as follows:

•
Disclosure of the Statement of Cash Flows in lieu of the Statement of Changes in Financial Position and Statement of Added Value as integral parts of the financial statements required by Brazilian accounting practices. ITAU UNIBANCO already voluntarily disclosed these financial statements.

•
Lease Operations: Unibanco is a lessee in lease operations. According to CVM Resolution No. 554, of November 12, 2008, they were recorded in assets and the corresponding financial liability was recognized. Any adjustments to operations were recorded in Retained Earnings and in the results for 2008, net of any deferred taxes.

•
Share-based payments: In compliance with CVM Resolution No. 562, of December 17, 2008, the fair value of options granted to management members were from then on recognized proportionally to the vesting period, as personnel expenses, having as contra-entry the Capital Reserves account. The effects related to prior years arising from the application of the aforementioned procedure were recorded in Revenue Reserves.

c) qualifications and emphases presented in the auditor’s report

There were no qualifications and emphases presented by the auditor for 2010, 2009 and 2008.

Itaú Unibanco Holding S.A. – 2010 Reference Form	136

10.5. Directors should indicate and comment on the critical accounting policies adopted by the Issuer, in particular, accounting estimates made by management on uncertain and relevant issues for describing the financial position and results of operations that require subjective or complex judgment, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of non-current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for asset and financial instrument impairment tests

General

Our main accounting policies are described in Note 4 to our consolidated financial statements prepared in accordance with Brazilian GAAP as of and for the years ended December 31, 2010, 2009 and 2008. The preparation of the financial statements involves certain assumptions that are derived from historical experience and various other factors that we deem reasonable and relevant. While we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operations often requires our management to make judgments on matters that are inherently uncertain. The following discussion describes those areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial position and results of our operations.

Use of Estimates and Assumptions

The preparation of financial statements in accordance with Brazilian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are used for, but not limited to, the calculation of the allowance for loan and lease losses, the selection of useful lives for certain assets, the determination of whether a specific asset or group of assets has been impaired, the expected realizable amount of deferred tax assets, the market value of certain financial instruments, the classification and computation of contingent liabilities and the amount of technical provisions for insurance, pension plans and capitalization. The accounting estimates made in these contexts require management to make assumptions about matters that are highly uncertain. In each case, if management had made other estimates, or if changes in these estimates occur from period to period, it could have a material impact on our financial condition and results of operations. Therefore, actual results may differ from our estimates.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses represents our estimate of the probable losses on our loan and lease portfolio at the end of each reporting period. The allowance for loan losses is calculated taking into consideration the classification of loan losses in one of nine different risk levels (from AA to H). The classification of the risk levels is a judgment that takes into consideration the economic and political situation, credit quality trends, past experience and the portfolio’s specific and global risks, as well as Central Bank and CMN guidelines. CMN rules specify a minimum allowance for loan losses and other extensions of credit in each rating category ranging from zero per cent (in the case of a credit that is not in arrears) to 100.0% (in the case of any credit that is more than 180 days in arrears).  In addition to recognizing allowances for loan and lease losses in accordance with the CMN minimum requirements, we also recognize an allowance that we identify as “generic,” which represents our estimate of the allowance as of any given date based on our loss experience based on historical information, which beginning in December 31, 2010, is measured using models employed in credit risk management based on Basel II. Beginning in December 31, 2008, we also recognized an “additional allowance,” which represents an adjustment to our generic allowance considering the economic scenario. As of December 31, 2009 and in the first three quarters in 2010, we included as part of the “additional allowance” countercyclical provisions which, beginning on December 31, 2010, we improved the criteria for determining allowance for loan losses, under Basel III guidelines, which determined that the countercyclical effects be buffered in the base of capital.

The methodologies to compute the generic allowance depend on several criteria including the criteria used to segment our loan portfolio, the period used to measure our historical losses, the specific method used to measure such historical losses, the impact of our loan granting criteria on losses over time and other factors. Additionally, the methodologies used to measure the additional allowance also depend on significant judgments, including the relationship between the level of loan losses observed and economic factors as of any given date.

Itaú Unibanco Holding S.A. – 2010 Reference Form	137

Market Value of Financial Instruments

In accordance with Brazilian GAAP and specific rules of the Central Bank, we record some of our financial instruments at market value. Financial instruments recorded at market value on our balance sheet include mainly securities classified as trading, available-for-sale, and other trading assets, including derivatives. Securities classified as held-to-maturity are recorded at their amortized cost on our balance sheet, and their corresponding market values are disclosed in the notes to our consolidated financial statements.

Market value is defined as the value at which a position could be closed out or sold in a transaction with a willing and knowledgeable party. We estimate market value using quoted market prices when available. When quoted market prices are not available, we use a variety of sources, which include dealer quotes, pricing models and quoted prices of instruments with similar characteristics or discounted cash flows. The fair value of financial instruments, including derivatives that are not traded in active markets is determined by using valuation techniques. Similarly, judgment must be applied in estimating prices when no external parameters exist. Other factors that can affect the estimates include incorrect model assumptions and unexpected correlations. While we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies and assumptions to determine the market value of certain instruments could result in a different estimate of market value at the reporting date, which may affect the amount of revenue or loss recorded for a specific asset or liability. Judgments are also required to determine whether a decline in market value below amortized costs is permanent in available-for-sale or held-to-maturity securities, therefore requiring cost basis to be written down and recognition of related effects on our results of operations. Factors that are used by our management in determining whether a decline is permanent include mainly the observed period of the loss, the degree of the loss and the expectation, as of the date of analysis, as to the potential for realization of the security.

Contingent Liabilities

We are currently party to civil, labor, tax and social security proceedings arising from the normal course of our business. We normally make provisions for these contingencies based on the following: (i) for lawsuits individually  reviewed, on the opinion of internal and external legal counsel and the probability that financial resources will be required to settle the claim, where settlement amounts may be estimated with sufficient certainty and (ii) for lawsuits collectively evaluated, by the use of statistical references by group of lawsuits, type of legal body (small claims court or regular court) and claimant. We classify as “probable,” “possible” or “remote” the risk that such contingencies arising from these proceedings will materialise into actual losses for us. We recognize provisions for these contingent liabilities when we classify the loss related to these claims as probable. While we do not recognize provisions for contingencies whose risk we consider possible or remote, we disclose contingencies whose risk we consider possible. We measure contingency amounts by using models and criteria that, in spite of the uncertainty of these contingencies’ terms and amounts, we feel accurately estimate their values. Although we believe that these contingencies are adequately reflected in our financial statements, their outcomes may result in obligations to pay amounts higher than the aggregate values of our contingency provisions, given the inherent difficulties in estimating the exact amounts involved in the claims made against us.

10.6. With respect to the internal controls adopted to ensure the preparation of reliable financial statements, Directors should comment on:

a) the eficiency level of such controls, indicating any imperfections and measures adopted to correct them

The Management of Itaú Unibanco Holding S.A. is responsible for establishing and maintaining internal controls related to the company’s consolidated financial statements.

Internal control related to the financial statements is a process developed to provide reasonable assurance regarding the reliability of accounting information and the preparation of the financial statements disclosed in accordance with the accounting pratices adopted in Brazil applicable to the financial institutions authorized to operate by the Central Bank of Brazil. The internal controls related to the financial statements include the policies and procedures that: (i) are related to the maintenance of records that, in reasonable detail, reflect accurately and properly the transactions and write-offs of the company's assets; (ii) provide reasonable assurance that the transactions are recorded as necessary to enable the preparation of the financial statements in accordance with the accounting pratices adopted in Brazil applicable to the financial institutions authorized to operate by the Central Bank of Brazil, and that the company's receipts and payments are only being made in accordance with the authorization of the company's management and directors; and (iii) provide reasonable assurance regarding the timely prevention or detection of the unauthorized acquisition, use or allocation of the company’s assets which could have a significant effect on our financial statements.

Itaú Unibanco Holding S.A. – 2010 Reference Form	138

Due to their inherent limits, the internal controls related to the financial statements may not avoid or detect errors. Therefore, even the systems determined to be effective may only provide reasonable assurance regarding the preparation and presentation of the financial statements. Likewise, projections of any evaluation on their effectiveness for future periods may be subject to the risk that the controls may become inadequate due to changes in conditions, or deterioration may occur in the level of conformity with practices or procedures.

The management evaluated the effectiveness of the internal controls related to the company’s consolidated financial statements at December 31, 2010 in accordance with the criteria defined by Committee of the Sponsoring Organization of the Treadway Commission in Internal Control – (“COSO”) Integrated Framework. The Management’s evaluation includes the documentation, assessment and results of the testing of the design and effectiveness of the internal controls related to the financial statements. Based on this assessment, management concluded that the internal controls related to the consolidated financial statements were effective at December 31, 2010.

b) deficiencies of and recommendations for the internal controls that are present in the independent auditor’s report

In the independent auditor’s report, we did not note deficiencies or recommendations on internal controls that pose the risk of failure or material effect on the financial statements.

However, we shall report how Itaú Unibanco performs the monitoring of auditors’ notes and action plans. It is important to emphasize the way Itaú Unibanco performs the monitoring of the auditors’ notes and action plans. The deficiencies and recommendations of (internal and external) audits are monitored on a monthly basis by the executive areas, through multidisciplinary committees with the attendance of Internal Audit and Operational Risks representatives.

Additionally, the results of monitoring are periodically reported to the Executive Committee and the Audit Committee of the institution.

10.7. Should the Issuer have made a public offering of securities, the Directors should comment on:

a) how the funds arising from the offering were used

None.

b) if there were relevant differences between the effective investment of funds and investment proposals disclosed in the prospectus of the said offering

None.

c) if there were differences, the reasons for such differences

None.

10.8. Directors should describe relevant items that are not evidenced in the Issuer’s financial statements, describing:

a) assets and liabilities directly or indirectly held by the Issuer that are not presented in its balance sheet (off-balance sheet items), such as:

I - Operating leases, assets and liabilities

None.

II – Written-off portfolios of receivables for which the entity bears risks and responsibilities, indicating the related liabilities

Itaú Unibanco Holding S.A. – 2010 Reference Form	139

In accordance with Resolution No. 3,809, of October 28, 2009, the amount of transactions of sale or transfer of financial assets in which the entity substantially retained the risks and benefits is R$ 35 million, exclusively composed of operations of loan and receivables assigned with joint obligation.

III - Agreements for the future purchase and sale of products or services

None.

IV - Agreements for construction in progress

None.

V - Agreements for the future receipt of financing

None.

b) other items that are not presented in the financial statements

None.

10.9. With respect to each of the items that are not presented in the financial statements indicated in item 10.8, Directors should comment on:

a) how these items change or may change revenue, expenses, operating income and expenses, financial expenses or other items of the Issuer’s financial statements

The organization set up a provision for assigned amounts in the amount of R$ 22 million.

b) the nature and purpose of the operation

Real estate loan: assigned to CIBRASEC for issue of securitized real estate loans (“CRI”) in the amount of R$13 million.
Rural loan: assigned to the National Treasury Secretariat for securitization of debts in the amount of R$22 million.

c) the nature and amount of the liabilities assumed and rights generated in favor of the Issuer as a result of the operation

The nature was stated in item “b”. The organization’s commitment is to meet the payment in case of default by the debtor.

10.10. Directors should indicate and comment on the main elements of the Issuer’s business plan, describing, in particular, the following topics:

a) investments, including:
I - Quantitative and qualitative description of the investments in progress and expected investments
II - Sources of investment financing
III - Relevant divestitures in progress and expected divestitures

In 2011, Itaú Unibanco expects to open approximately 150 branches concurrently with the opening of new platforms for small companies.

On October 24, 2010, with less than two years after the merger, Itaú Unibanco completed the integration of all of its service center bases throughout Brazil. In total, 998 branches and 245 service centers of Unibanco were totally remodeled and integrated with Itaú’s centers and, at the end of 2010, there were 3,967 branches, 944 service centers and 29,301 ATMs, totaling over 34,000 service centers.

The source of funding is the Issuer’s own Working Capital, represented by Shareholders' Equity of the Parent Company and by Minority Interest in Subsidiaries.

b) provided that it has already been disclosed, indicate the acquisition of plants, equipment, patents or other assets that are expected to have a material impact on the Issuer’s production capacity

Not applicable.

Itaú Unibanco Holding S.A. – 2010 Reference Form	140

We are always considering options to expand our operations in the financial market. Should new opportunities arise, even at attractive prices, they will be carefully analyzed considering the risks involved, especially in view of the recent deterioration of financial markets and the perspective of the country involved.

c) new products and services, indicating:

I - Description of the research in progress that has already been disclosed
II - Total amounts spent by the Issuer in research for the development of new products and services
III - Projects in progress that have already been disclosed
IV - Total amounts spent by the Issuer in the development of new products and services

None.

10.11. Comment on other factors that have significantly affected operating performance and that were not identified or commented on in the other items of this section

Itaú Unibanco presents the major changes in our consolidated financial statements resulting from the adoption of IFRS - International Financial Reporting Standards, according to National Monetary Council Resolution 3,786, which requires that as of December 31, 2010, the bank must also report its consolidated financial statements according to IFRS criteria.

           The information was shared with Itaúsa - Investimentos Itaú S.A. to be part of their consolidated financial statements for the year 2010, according to IFRS and in line with the instructions CVM-457 and CVM-485/10.

Comparison between BRGAAP1 and IFRS
	BRGAAP	Adjustments2	IFRS	BRGAAP	Adjustments2	IFRS
Balance Sheet	12/31/2009			12/31/2010
Total Assets	608,273	(29,669)	578,604	755,112	(27,631)	727,481
Cash and Deposits on Demand, Compulsory, Interbank Deposits, Securities under repurchase agreements, Financial Assets	283,847	(443)	283,404	371,048	(294)	370,754
Loans Operations	245,951	(888)	245,063	297,102	(1,615)	295,487
(-) Allowance for Loan Losses ³	(24,052)	3,807	(20,245)	(22,292)	2,298	(19,994)
Other Financial Assets 4	55,101	(28,360)	26,741	63,171	(22,438)	40,733
Tax Assets 5	31,457	(4,773)	26,684	29,265	(5,374)	23,891
Investments in Unconsolidated Companies, Fixed and Intangible Assets, Assets Held for Sale and Other Assets	15,969	988	16,957	16,818	(208)	16,610

Total Liabilities	554,050	(34,526)	519,524	690,502	(30,963)	659,539
Deposits	190,772	(56)	190,716	202,738	(50)	202,688
Deposits Received Under Securities Repurchase Agreements	131,934	12	131,946	199,641	16	199,657
Trading Liabilities, Derivatives, Funding from Interbank and from Institutional	79,526	1,721	81,247	112,556	1,562	114,118
Other Financial Liabilities4	54,984	(27,957)	27,027	63,545	(22,533)	41,012
Reserves for Insurance, Private Pension and Capitalization	52,404	(2,198)	50,206	61,365	(1,898)	59,467
Provisions and Other Liabilities	30,568	(1,967)	28,601	33,190	(2,778)	30,412
Tax Liabilities5	13,862	(4,081)	9,781	17,467	(5,282)	12,185

Total Stockholders’ Equity	54,223	4,857	59,080	64,610	3,332	67,942
Controlling Stockholders’ Equity	50,683	6,833	57,516	60,879	5,386	66,265
Minority Stockholders’ Equity	3,540	(1,976)	1,564	3,731	(2,054)	1,677

1 BRGAAP represents the accounting adopted in Brazil for financial institutions, according to regulation of the Brazilian Central Bank;
2 Resulted form deconsolidation of companies, reclassifications between assets and liabilities and other effects from IFRS adoption;
3 Implementation of the criteria for calculating the Allowance for Loan Losses as defined in IFRS model;
4 Change in accounting for Foreign Exchange Portfolio, which started to be considered as a net effect of Assets and Liabilities;
5 Change in accounting for deferred taxes, which are now treated as a net effect of Assets and Liabilities in each of the consolidated companies.

Itaú Unibanco presents below the reconciliation of net income and equity for the years 2010 and 2009, and the conceptual description of the major adjustments.

Itaú Unibanco Holding S.A. – 2010 Reference Form	141

Reconciliation
	Equity	Net Income	Equity	Net Income
Adjustment	12/31/2009	2009	12/31/2010	2010
BRGAAP	50,683	10,067	60,879	13,323
(1) Allowance for Loan Losses	3,443	490	2,014	(1,430)
(2) Recognition of total deferred tax assets	2,367	(305)	1,724	(659)
(3) Pension and health care plans	1,410	-	-	-
(4) Adjustment to market value of shares and quotas	970	-	1,165	-
(5) Acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A.	936	936	896	(40)
(6) Provision for Itaú Unibanco merger expenses	844	(488)	-	(844)
(7) Conversion of subsidiaries and unconsolidated companies abroad	-	828	-	256
(8) Provision for dividends payable not declared	-	-	1,307	-
Other adjustments	(272)	665	(99)	268
Income tax and social contribution on all IFRS adjustments	(2,865)	(354)	(1,621)	834
IFRS	57,516	11,838	66,265	11,708

Reconciliation
Adjustment	Convergence effect to IFRS
(1) Allowance for Loan Losses (IAS 39)	According to IAS 39, loan losses allowances must be made when there is objective evidence that loan operations have suffered a reduction in its value (impairment).

(2) Recognition of total deferred tax assets (IAS 12)	Recognition in the consolidated financial statements of the full tax credit related to the Social Contribution on Net Income at the rate of 15%.

(3) Pension and health care plans (IAS 19)	All accumulated actuarial gains and losses, until the transition date, were recognized.

4) Adjustment to market value of shares and quotas (IAS 39 and 32)	The stocks and quotas classified as permanent investment were measured at fair value and its gains and losses were recorded directly on Equity, with no impact on the income statement of the period.

(5) Acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A.	Effect of accounting at fair value the acquisition of the participation in Porto Seguro Itaú Unibanco Participações S.A.

(6) Provision for Itaú Unibanco merger expenses (IAS 19 and 37)	The provision for Itaú Unibanco association expenses was reversed in the Consolidated Financial Statements.

(7) Conversion of subsidiaries and unconsolidated companies abroad (IAS 21)
Exchange rate variations of subsidiaries and non consolidated companies abroad, where the functional currency (defined as the currency of the primary economic environment on which each entity operates) differs from the Real, started to be recorded directly on Equity with no impact on the income statement of the period.

(8) Provision for dividends payable not declared (IAS 10)	The provision for non declared payable dividends was reversed in the amount exceeding the value of the mandatory minimum dividends.
Itaú Unibanco Holding S.A. – 2010 Reference Form	142

ITEM 11. PROJECTIONS

11.1.  Projections should identify:

a) the subject matter of the projection

None.

b) the period projected and period for which the projection is valid

None.

c) the assumptions of the projection, indicating which ones may be influenced by the Issuer’s management and which are beyond its control

None.

d) the amounts of the indicators that are the subject matter of the projection

None.

11.2. Should the Issuer have disclosed, for the past three years, projections for the evolution of its indicators:

a)  state which are being replaced by new projections included in the this form and which are being repeated in the form

None.

b) regarding the projections related to periods that have already elapsed, compare the data projected with the effective performance of the indicators, clearly presenting the reason for any differences in projections

None.

c) regarding the projections related to current periods, state whether the projections are still valid on the date the form is delivered and, when applicable, explain why they were abandoned or replaced

None.

Itaú Unibanco Holding S.A. – 2010 Reference Form	143

ITEM 12 - SHAREHOLDERS’ MEETINGS AND MANAGEMENT

12.1. Describe the issuer’s administrative structure, as established in its Bylaws and internal rules, identifying:

a) the functions of each body and committee

a.1 Board of Directors

The Board of Directors, which is a decision-making body, is mandatory in a publicly-held company. It is incumbent upon the Board of Directors:

•	to establish the general guidelines of the Issuer;

•	to elect and remove from office the Issuer’s Officers and establish their duties;

•	to appoint Officers to comprise the Boards of Officers of the controlled companies it specifies;

•
to supervise the management of the officers of the Issuer’s Boards of Officers, examine at any time, the Issuer’s books and documents, request information on contracts already entered into or to be entered into, and take any other action necessary;

•	to call Shareholders’ Meetings at least 15 days in advance, the number of days being counted from the publication of the first call;

•	to issue an opinion on the management report, the accounts of the Board of Officers and the financial statements for each fiscal year to be submitted to the Shareholders’ Meeting;

•	to determine estimates of results and budgets for investments and respective action plans;

•	to appoint and remove independent auditors, without prejudice to the provisions of Article 7 of the Issuer’s Bylaws;

•	to determine the distribution of interim dividends, including charged to retaining earning or revenue accounts contained in the most recent annual or semi-annual balance sheet;

•	to determine the payment of interest on capital;

•	to resolve on the purchase of its own shares on a non-permanent basis;

•
to resolve the purchase and writing off put and call options supported by the shares issued by the company for the purposes of cancellation, holding in treasury or sale, within the limits set out in Article 2, II of the CVM Instruction No. 390, of July 8, 2003 and further amendments;

•	to resolve the establishment of committees to handle specific issues within the scope of the Board of Directors;

•	to elect and remove members to and from the Audit Committee;

•	to approve the operation rules that the Audit Committee may establish for its own function and take notice of the Committee’s activities through its reports;

•	to approve direct or indirect investments and divestments in ownership interest at amounts higher than 15% of the book value of the Issuer recorded in the last audited balance sheet; and

•	to determine capital increase within the limit of the authorized capital.

In order to promote the renewal of the members of the Board of Directors, taking into consideration the best practices of Corporate Governance, the Bylaws of the Issuer established in 2006, with some transition rules, the ineligibility for the Board of Directors of people of 75 years of age or over. In 2009, such limit was reduced to 70 years of age.

Itaú Unibanco Holding S.A. – 2010 Reference Form	144

The Board of Directors comprises shareholders of Itaú Unibanco and it may have from ten to 14 members. In the first meeting after the Shareholders’ Meeting in which the Board is elected, its members shall choose among themselves the Chairman and one to three Vice-Chairmen.

The independence of the Board members is necessary particularly to protect the interests of the Issuer and its minority shareholders, to stimulate the debate of ideas that are possibly different from those of the Board members appointed by the controlling stake. In this sense, the Internal Rules of the Board of Directors establish that the independent Board members can meet to analyze specific matters of interest to the Issuer, reporting to the Chairman of the Board of Directors the themes addressed and possible suggestions on measures to be adopted.

An independent member of the Board of Directors is characterized as one who has neither a commercial nor other type of relationship with the Issuer, with a company under the same control, with the controlling shareholder or with a member of a management body which may (i) cause a conflict of interests; or (ii) be prejudicial to his/her capacity and impartiality of analysis and assessment.

In this sense, a person cannot be deemed independent when, for example, she/he: (i) holds a direct or indirect interest in the capital of the company or any other company controlled by the former or under its joint control, equal or in excess of five per cent (5%); (ii) is included in a shareholders’ agreement or is directly or indirectly connected to the controlling stake (through a company or family relationship, that is, spouses, blood relatives or direct or collateral relatives to the second-degree); (iii) is or has been in the past three years an employee or officer of the company or of a company under the same control, or whose family member is or was an officer of the company or of a company under the same control; (iv) is or was (or whose family member is or was), in the past three years, technically responsible, partner, officer, manager, supervisor or any other member with management function of the team involved in the works of external audit of the company or of a company under the same control.

The independence of the Member of the Board of Directors shall be attested by the Appointments and Corporate Governance Committee (see item a.3.2.), the analysis of which shall not be necessarily restricted to the above-mentioned limits or relationships.

a.2 Board of Officers

The operational and executive functions are the responsibility of the Board of Officers, which shall follow the guidelines established by the Board of Directors.

The Board of Officers is the body responsible for the management and representation of the Issuer, and it may have from five to 20 members, including the positions of Chief Executive Officer, Vice-Presidents, Executive Officers and Officers, in compliance with the guidelines set out by the Board of Directors for filling these positions.

The Officers shall work with mandates of one year, their reelection being permitted, and they shall remain in the positions until their substitutes hold office, and those who have already completed 60 years of age at the election date shall not be eligible for election.

Two officers, one of whom shall necessarily be the Chief Executive Officer, Vice-President or Executive Officer, shall have power to: (i) represent the Issuer, assuming obligations or exercising rights in any act, agreement or document that implies responsibility for the Issuer, including pledging guarantees for third parties' obligations, and (ii) compromise and waive rights, being also capable of encumbering and disposing of fixed asset items and to resolve on the establishment, closing and move of facilities.

a.3 Committees related to the Board of Directors

a.3.1 Strategy Committee

The Strategy Committee has the main duty to discuss, at the Board of Directors level, matters that are relevant and of high impact. This Committee has also the following duties: (i) support the Board of Directors in the discussion with the Board of Officers of the Issuer about the strategic guidelines on business themes; (ii) issue opinions and recommendations on strategic guidelines, thus providing feedback for the discussions and decisions of the Board of Directors; (iii) revise the investment opportunities presented by the Board of Officers and that have a high impact on the business; and (iv) issue opinions and recommendation on the presented investment opportunities, providing feedback for the discussions and decisions of the Board of Directors.

Itaú Unibanco Holding S.A. – 2010 Reference Form	145

In relation to the budget guidelines of Itaú Unibanco, it is incumbent upon the Strategy Committee to (i) propose budget guidelines to the Board of Directors; (ii) hold in-depth discussions with the Board of Officers so that the budget guidelines are set out; (iii) recommend to the Board of Directors, after discussion with the Board of Officers, an opinion on the budget for the current year; and (iv) advise and support the Chief Executive Officer regarding the monitoring of the corporate budget strategy.

In assistance for the Strategy Committee, the sub-Committee on Economic Scenarios, composed of executives of the Issuer with high expertise in the subject, shall provide macroeconomic data to the Strategy Committee, in order to support their thoughts about devising the strategy, investment and budgets.

The members of the Strategy Committee are elected annually by the Board of Directors, and they may be members of such Board, the Executive Board of the Issuer and of its controlled companies or professionals with proven knowledge of the area.

a.3.2 Appointments and Corporate Governance Committee

The Appointments and Corporate Governance Committee has as its main function the monitoring of the Issuer’s governance, especially regarding matters related to the Board of Directors.

In this sense, it is incumbent upon the Appointments and Corporate Governance to: (i) identify, analyze and propose candidates for the Board of Directors to submit to the Shareholders’ Meeting, if the candidate shall be, if elected, an independent member; (ii) periodically review the criteria for choosing independent members, according to the governance principles and the applicable regulation, recommending to the Board of Directors any changes that may be necessary and reassessing the condition of each Member according to new independence criteria that may be established; (iii) evaluate the operation of the Board of Directors; (iv) discuss and make recommendations on the succession of the Chairman and members of the Board of Directors; (v) discuss and make recommendations on guidelines and processes for selecting and appointing the Chief Executive Officer; (vi) discuss and make recommendations on the succession of the Chief Executive Officer; and (vii) assist in the identification of Directors qualified to fill vacancies in Committees subordinated to the Board of Directors, including the Appointments and Corporate Governance Committee, specifically providing an opinion on independence and financial expertise to the Audit Committee. The Appointments and Corporate Governance Committee shall also, whenever it deems convenient, propose changes to the composition of the Board of Directors and its subordinated Committees, as well as propose changes to the structure of its subordinated Committees, including the creation and/or disbanding of Committees.

The Appointments and Governance Committee is also responsible for the process of assessing the performance of the Board of Directors, and it shall (i) recommend processes for assessing the Board of Directors, Directors, Chairman, Committees and Chief Executive Officer; and (ii) provide methodological and procedural support to the assessment of the Board of Directors, Directors, Chairman, Committees and Chief Executive Officer. It is also incumbent upon the Appointments and Corporate Governance Committee to propose the division among the Directors of the aggregate fixed compensation established at Shareholders’ Meetings.

Finally, the Appointments and Corporate Governance Committee shall also, based on criteria previously established by the Board of Directors, analyze and express their views about situations of potential conflict of interests between the Directors and the Itaú Unibanco Conglomerate companies, particularly (i) situations arising from external activities of Directors, such as the participation of members of Boards of Directors or of Officers in the statutory bodies of companies other than those of the Itaú Unibanco Conglomerate; and (ii) transactions between the Directors and the Itaú Unibanco Conglomerate companies.

The Board of Directors shall annually appoint the members that will comprise the Appointments and Corporate Governance Committee. Despite this fact, the Committee may also invite the executives of the Issuer and experts on human resource and corporate governance areas to comprise the Committee.

a.3.3 Personnel Committee

The Personnel Committee is responsible for preparing and reviewing the policy for the compensation of the Company’s management members and employees in general, proposing to the Board of Directors the many forms of fixed and variable compensation, in addition to benefits and special recruiting and dismissal programs.

Itaú Unibanco Holding S.A. – 2010 Reference Form	146

In addition, it is incumbent upon the Personnel Committee to (i) propose guidelines for policies on recruiting, assessment and career planning of the Itaú Unibanco Conglomerate companies, guaranteeing the development of successors to all key positions; (ii) discuss, monitor and advise the Executive Board on the career of the key talents of Itaú Unibanco Conglomerate (from 100 to 150 people), who shall not be necessarily chosen based on hierarchical level, thus analyzing the effectiveness of the established policies; (iii) monitor the performance of the key executives of Itaú Unibanco Conglomerate, assessing results as compared to the goals that were set; (iv) monitor the result of the trainee program (recruiting performed over the year, development of trainees of prior years and general assessment of the program); (v) be informed about the assessment system used by the Executive Board to assess employees of the Itaú Unibanco Conglomerate, analyzing its adherence to the provided guidelines; and (vi) give support to set out guidelines for the monitoring of and provision of assistance to the executives that hold the positions analyzed by this Committee..

Finally, this Committee has the duty of (i) giving advice on the skills and profile of professionals necessary for the Itaú Unibanco Conglomerate to achieve its medium-term aspirations, in line with the ethical and moral principles; (ii) revise the profiles of the main executives to be hired, recommending their employment to the Chief Executive Officer, and in the event such employment refers to a position of Officer, to the Board of Directors; (iii) recommend general recruiting policies; (iv) be informed about what companies of the same sector require in the profiles of their key executives; (v) advise on the employment of consultants and experts to assist in the employment process; monitor the number of people per business unit in comparison with the goals that were set; (vi) discuss the culture, adequacy of profile and training needs; (vii) be informed about the policy on courses and processes for development used by the Executive Board to improve the qualification of the talents of the organization; and (viii) provide support for the establishment of continued education programs.

The Board of Directors shall annually appoint the members that will comprise the Personnel Committee. The Committee may also invite the executives of the Issuer and experts on human resource and corporate governance areas to comprise the Committee.

a.3.4 Capital and Risk Management Committee

In order to comply with the CMN resolutions and strengthen the internal controls structure, in 2008 the creation of the Capital and Risk Management Committee was approved. It is composed of people annually elected by the Board of Directors among the members of this Board, of the Board of Officers of the Issuer and controlled companies, and among professionals with proven knowledge of the capital and risk management area.

It is incumbent upon the Capital and Risk Management Committee to (i) revise policies and assist in the formulation of the general philosophy of the Itaú Unibanco Conglomerate to face risk; (ii) propose and discuss procedures and systems to measure and manage risk; (iii) recommend risk limits and control level (at high level); (iv) be informed about the best practices in relation to significant financial risk exposure; (v) be informed by the Board of Officers on themes relevant to risk exposure; (vi) receive and analyze reports from the Board of Officers as to the Issuer’s risk monitoring, control and limits; (vii) monitor the performance of the Itaú Unibanco Conglomerate in view of risk exposure, including the risk monitoring of big accounts; (viii) discuss and revise exposure limits for credit, market and operational risk; (ix) discuss the fiduciary and asset management activities and policies; (x) revise the liquidity and financing positions of the Itaú Unibanco Conglomerate companies; (xi) discuss and monitor capital allocation and structure (economic, regulatory and rating); (xii) recommend capital allocation limits taking into consideration the risk-return and ensuring adherence to regulatory requirements; and (xiii) revise the capital performance and allocation based on risk levels.

The Board of Directors shall annually appoint the members that will comprise the Capital and Risk Management Committee. the Capital and Risk Management Committee may also invite the executives of the Issuer and capital and risk management experts to comprise the Committee.

a.3.5 Audit Committee

The Audit Committee, a statutory body established by the Shareholders’ Meeting in April 2004, is the only one among the institutions authorized to operate by the Central Bank of Brazil and the companies under the supervision of the SUSEP that is part of the Itaú Unibanco Conglomerate and reports to the Board of Directors. The Audit Committee fully complies with the provisions of CMN Resolution No. 3198/2004, CNSP Resolution No. 118/2004, the Sarbanes-Oxley Act and the NYSE rules, taking into consideration that, in relation to the last two, it meets all provisions applicable to foreign private issuers.

Itaú Unibanco Holding S.A. – 2010 Reference Form	147

According to its Internal Rules, approved by the Board of Directors, it is incumbent upon the Audit Committee to oversee the following: (i) internal control and risk management processes; (ii) internal audit activities; and (iii) the activities of independent audit firms in the Itaú Unibanco Conglomerate.

The Committee is also responsible for looking after (i) the quality and integrity of financial statements; (ii) compliance with legal requirements and regulation; (iii) the activities, independence and quality of the work of independent audit firms; (iv) the activities, independence and quality of the work of Internal Audit; and (v) the quality and effectiveness of internal control and risk management systems.

The Audit Committee is composed of three to seven members, annually elected by the Board of Directors among its members and professionals of confirmed proven knowledge of the accounting and audit area, taking into consideration that (i) the president, who shall be appointed by the Board of Directors, must be a member of the Board of Directors; and (ii) at least one of the members of this Committee shall be designated Financial Expert. The election of the members of Audit Committee usually takes place in the meeting of the Board of Directors in which the Board of Officer members of Itaú Unibanco are elected. In the election, the independence criteria established in the Internal Charter of the Audit Committee and applicable regulations are taken into consideration.

In addition, the Committee shall, separately or together with the respective independent audit firms of the Itaú Unibanco Conglomerate, formally communicate to the Central Bank of Brazil and the SUSEP about possible evidence of: (i) non-compliance with legal rules and regulations, which poses risks to the continuity of the Itaú Unibanco Conglomerate companies; (ii) fraud of any degree committed by the management of any of the Itaú Unibanco Conglomerate companies; (iii) serious fraud carried out by employees of any of the Itaú Unibanco Conglomerate companies or third parties; and (iv) errors that result in material inaccuracies in the financial statements of any of the Itaú Unibanco Conglomerate companies.

The Audit Committee is responsible for preparing, in the six-month periods ended June 30 and December 31, the "Audit Committee Report", which provides the information required by the regulation in effect. The Audit Committee Report of December 31, in addition to the mandatory information, is focused on aspects related to the following: (i) formal assessment of the works carried out by the internal and external audit over the year; (ii) the Committee’s self assessment; and (iii) training of the Committee’s members. Together with the financial statements for six-month periods and years of the Itaú Unibanco Conglomerate, a summary of the Audit Committee Report is released containing its most significant information. Finally, the Audit Committee Report is made available to the Central Bank of Brazil, the SUSEP and the Board of Directors for at least five years from its issue.

a.3.6 Compensation Committee

The Compensation Committee has the duties to define and discuss the compensation of the main executives of the Itaú Unibanco Conglomerate, taking into consideration the increasing discussion on compensation of management members of financial institutions and aiming at aligning the best governance practices introduced under the local and international scope, as well as ensuring the balancing of the institution’s risk management practices.

It is incumbent upon the Compensation Committee to: (i) discuss and analyze the compensation models existing for Itaú Unibanco S.A. and Banco Itaú BBA S.A. (including the treasury area); (ii) propose the compensation package for the Chief Executive Officer to be approved by the Board of Directors; (iii) evaluate and approve compensation packages, proposed by the Chief Executive Officer, for the Executive Vice-Presidents of Itaú Unibanco S.A. and for the Chief Executive Officer and Vice-President Directors of Banco Itaú BBA S.A., including fixed and variable fees, benefits and long-term incentives; and (iv) approve the grant of stock options of the Issuer, and this Committee is responsible for institutional decisions in the ambit of the stock option plans sponsored  by the Issuer.

In addition, the Compensation Committee shall evaluate the impact of the National Monetary Council Resolution No. 3,921/2010 and other legislation related to compensation in the countries in which the controlled companies of the Issuer operate, and shall propose the required measures for compliance with these rules.

The Board of Directors shall annually appoint the members that will comprise the Compensation Committee. Despite this fact, the Committee may also invite the executives of the Issuer, as well as experts on human resource and corporate governance areas to comprise the Committee.

Itaú Unibanco Holding S.A. – 2010 Reference Form	148

a.4. Fiscal Council

The Fiscal Council is a body independent from management, composed of three to five members elected at the Shareholders’ Meeting to supervise the activities of management and independent auditors. Its composition, operation, duties and responsibilities are established in its Internal Rules. Its responsibilities include expressing a technical opinion on quarterly and annual reports, submitted for the approval of shareholders (which shall be made available to shareholders at least one month prior to the date set for holding the Annual Shareholders' Meeting). The owners of preferred shares are entitled to elect an effective member and respective deputy to this Council. An equal right is given to shareholders of minority interest that represent, in the aggregate, 10% or more of voting shares.

According to the Bylaws of Itaú Unibanco, the Fiscal Council operates on a non-permanent basis, and its establishment, pursuant to the Brazilian Corporate Law, depends on resolution in the Shareholders’ Meeting. The Fiscal Council has been operating without interruption since 2000. The members appointed by the controlling shareholders of Itaú Unibanco are independent professionals, with wide experience in financial markets.

b) the date of the establishment of the fiscal council, if not permanent, and of the creation of committees

•	Fiscal Council: 4/25/2011 (the Fiscal Council has been established annually, without interruption, since 4/24/2000);
•	Audit Committee: 4/28/2004;
•	Strategy Committee: 6/24/2009;
•	Capital and Risk Management Committee: 6/24/2009;
•	Appointments and Corporate Governance Committee: 6/24/2009;
•	Personnel Committee: 6/24/2009;
•	Compensation Committee: 2/17/2011.

c) mechanisms for assessing the performance of each body or committee

As mentioned in item a.3.2, the Appointments and Governance Committee is responsible for assessing the performance of the Board of Directors, and it should (i) recommend assessment process of the Board of the Directors, the members and Chairman of the Board, Committees and Chief Executive Officer; and (ii) to provide methodological and procedural support for the assessment of the Board of Directors, the members and Chairman of the Board, Committees and Chief Executive Officer.

d) with respect to the members of the Executive Board, their individual duties and powers

The Chief Executive Officer is responsible for chairing the Shareholders’ Meetings, calling and chairing the meetings of the Board of Officers, overseeing its activities, structuring the services of the Issuer and setting internal and operational rules.

Vice-Presidents and Executive Officers are responsible for the administration of banking operations.

Officers are responsible for managing the areas or specific portfolios of the Issuer to which they are appointed by the Board of Officers.

As mentioned in item a.2, two Officers, one of them being necessarily the Chief Executive Officer, Vice-President or Executive Officer, will have powers to represent the Issuer.

The composition of our Board of Officers, and the individual duties of each Officer are as follows:

Chief Executive Officer

Roberto Egydio Setubal is our Chief Executive Officer and responsible for overseeing the activities of the Board of Officers.

Itaú Unibanco Holding S.A. – 2010 Reference Form	149

Vice-Presidents

Alfredo Egydio Setubal is in charge of the wealth management and private banking services. In addition, he is our Investor Relations Officer, his main responsibility being the communication with the market and increasing the transparency of financial and strategic information.

Candido Botelho Bracher is in charge of the corporate treasury area, as well as of the wholesale and investment banking areas. Such activities are performed in our conglomerate by the IBBA – a bank that has Mr. Bracher as its Executive President. Before the Central Bank of Brazil, Mr. Bracher is responsible for the portfolios of lease, commercial, loan, financing and investment, real estate loan and investment (pursuant to CMN Resolution No. 2,212), regarding the following: subjects related to the Brazilian Payment and Settlement System (Sistema de Pagamentos Brasileiro – “SPB”) (pursuant to BACEN Circular No. 3,281), foreign exchange (CMN Resolution No. 3,568) and swap (CMN Resolution No. 3,505) operations, as well as deposit accounts (CMN Resolution No. 2,078), resale agreements (CMN Resolution No. 3,339), loan and swap operations (CMN Resolution No. 3,197), and client registration (CMN Resolution No. 3,347).

Executive Officers

Claudia Politanski is in charge of legal management.

Marcos de Barros Lisboa is in charge of the AROE. Before the Central Bank of Brazil, Mr. Lisboa is our professional responsible for the Denunciation, Complaint and Information Request Registration System (“RDR”), under BACEN Circular No, 3,289, and for operational risk management, according to CMN Resolution No. 3,380. In addition, he is the Officer responsible for keeping the registry of financial operations and services, and Prevention and Anti-Money Laundering (Law No. 9,613/98), under BACEN Circular No. 3,461/90, and for the provision of information set forth in legal and regulatory rules, pursuant to BACEN Circular No. 3,504/10

Ricardo Baldin is in charge of the Internal Audit division.

Sérgio Ribeiro da Costa Werlang is in charge of the risk and financial controls area (including the controllership division). Before the Central Bank of Brazil, Mr. Werlang is our professional responsible for the management of credit risk, under CMN Resolution No. 3,721, and market risk, under CMN Resolution No. 3,464.

Caio Ibrahim David was elected on May 3, 2010 to act in the finance division in the controllership and market and liquidity risk control areas.

Officers

Jackson Ricardo Gomes is in charge of the operational division, of credit risk and insurance. Before the Central Bank of Brazil, Mr. Gomes is our professional responsible for risk management, under CMN Resolution No. 3,490.

Marco Antonio Antunes is in charge of the accounting division. Before the Central Bank of Brazil, Mr. Antunes is responsible for updating the data in the Central Bank Information System on entities related to the Central Bank (Unicad) – BACEN Circular No. 3.165/02, and for the preparation and timely reporting of information related to the determination of regulatory limits and minimum standards established by BACEN Circular No. 3,398, as well as for the reporting of information on credit operations to the Credit Information System (“SCR”), under BACEN Circular No. 3,445, and for the accounting area for the purposes of CMN Resolution No. 3,198.

Wagner Roberto Pugliese is in charge of the audit division related to wholesale, foreign unit and corporate areas.

Carlos Eduardo de Souza Lara is in charge of the liquidity risk controls, under CMN Resolution No. 2,804/00.

Eduardo Hiroyuki Miyaki is in charge of the Internal Audit activities.

Rogério Paulo Calderón Peres is in charge of the controllership.

e) mechanisms for evaluating the performance of the members of the Board of Directors, committees and Executive Board

See item “c” above and section 13 below.

Itaú Unibanco Holding S.A. – 2010 Reference Form	150

It should be noted that the Officers are also subject to thorough and broad assessment, in which the following performance indicators are considered: financial, judicial, client satisfaction, people management and cross-goals with other areas of the Issuer.

The power of attorney was fully funded by the Issuer which published the model according to Annex II-B of Additional Information about the Extraordinary and Ordinary General Meetings available to shareholders at the registered office of the Issuer, located at Praça Alfredo de Souza Aranha No. 100, City of São Paulo, São Paulo and Investor Relations website of the Issuer (www.itau-unibanco.com/ir). Shareholders may also request a copy of these documents by e-mail investor.relations@itau-unibanco.com.br or even consult these documents in the information system Periodicals (“IPE”) of the CVM (www. cvm.com.br)

12.2 Describe the rules, policies and practices related to Shareholders’ Meetings, indicating:

a) call notice terms

According to Article 124, item II of Law No. 6,404/76, as amended, the term for the first call is 15 days before the date of the meeting and eight days for the second call.

b) jurisdictions

According to the Issuer’s Bylaws, it is incumbent upon the Shareholders’ Meeting:

•	I - approve resolutions on the financial statements and the distribution and allocation of profits;
•	II - approve resolutions on the management report and the Board of Officers’ accounts;
•	III - establish the aggregate and annual compensation of the members of the Board of Directors and the Board of Officers, specifying the amount applicable to each one of these bodies;
•	IV - appoint, elect and remove members of the Board of Directors;
•
V - approve changes in capital stock, with the exception of cases that are incumbent upon the Board of Directors, and mergers, acquisitions, spin-offs or any other forms of corporate restructuring involving the Issuer;

•	VI - approve resolutions on retained profits or the setting up of reserves; and
•	VII - approve resolutions on the stock option plans of the Issuer and its controlled companies.

In addition, the Shareholders’ Meeting is incumbent to perform the duties established in the Brazilian Corporate Law, such as amending the bylaws.

c) addresses (street or electronic) where the documents related to the Shareholders’ Meeting will be available to shareholders for analysis

The documents to be analyzed at Shareholders’ Meetings are available in the Issuer’s headquarters, located at Praça Alfredo de Souza Aranha No. 100, Torre Itaúsa, São Paulo, SP, as well as on its Investor Relations website (www.itau-unibanco.com.br/ri). Shareholders may also request a copy of such documents through the following e-mail: relacoes.investidores@itau-unibanco.com.br; or consult such documents on the websites of the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and BM&FBOVESPA (www.bovespa.com.br).

d) identification and management of conflicts of interest

According to the provisions of the Internal Rules of the Board of Directors, conflicts of interest shall be identified by the members themselves, who shall inform the Board about them as soon as the subject is included in the agenda or proposed by the Chairman of the Board.

In addition, according to paragraphs 1, 2 and 4 of Article 115 of the Brazilian Corporate Law, shareholders cannot vote in meetings that determine the carrying out of an appraisal report of assets that contributed to their capital, approve their accounts as management members or any other resolution that may benefit them, under penalty of (i) the resolution being cancelled; (ii) taking responsibility for inflicted damages; and (iii) being required to transfer to the Issuer the advantages obtained.

e) requests for proxies by management for the exercise of voting rights

Itaú Unibanco Holding S.A. – 2010 Reference Form	151

The availability of proxies was enabled by the Issuer according to Attachment 23 of CVM Instruction No. 481/09, and its only purpose is to offer an additional mechanism to facilitate the attendance of shareholders to meetings.

The proxy request was fully funded by the Issuer that circulated the model based on Attachment II-B of Further Information on Annual and Extraordinary Shareholders’ Meetings made available to the shareholders at the Issuer’s headquarters, located at Praça Alfredo de Souza Aranha No. 100, São Paulo, SP, as well as on its Investor Relations website (www.itau-unibanco.com.br/ri). Shareholders may also request a copy of such documents through the following e-mail: relacoes.investidores@itau-unibanco.com.br; or consult such documents on the websites of the Brazilian Securities and Exchange Commission (www.cvm.com.br).

f) Formalities necessary for accepting proxy instruments granted by shareholders, indicating whether the Issuer accepts proxies granted by shareholders by electronic means

The shareholders can be represented at Shareholders’ Meetings by a proxy, under the provisions of Article 126 of the Brazilian Corporate Law, according to the provisions of Article 126 of Law No. 6,404/76, provided that the proxy attend them carrying her/his identification card, and the following documents confirming the validity of the proxy (for documents prepared abroad, the respective legalized and notarized translation):

a) Companies – bylaws of the company represented, evidence on election of management members and corresponding notarized proxy.

b) Individuals – the corresponding proxy with notarized signature.

At the Shareholders’ Meeting, the shareholder or proxy is required to show an identification document.

In order to facilitate the works, the Issuer suggests that the shareholders represented by proxy send by mail or messenger to:

Centro Empresarial Itaú Unibanco – Superintendência de Assuntos Corporativos
Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô
Parque Jabaquara, City of São Paulo, State of São Paulo, Brazil - CEP 04344-902

or by fax (55 11) 5019-8103, or e-mail to relacoes.investidores@itau-unibanco.com.br.

The Issuer still does not have a system for accepting proxy by electronic means.

g) maintenance of forums and pages on the internet designed for receiving and sharing comments of shareholders on the meetings’ agendas

The Issuer does not maintain forums and pages on the internet designed for receiving and sharing comments of shareholders on the meetings’ agendas.

h) live broadcast of meetings via video or audio

The Issuer does not have a system for live broadcasting and/or audio of Shareholders’ Meetings.

i) mechanisms designed to allow for the inclusion of proposals made by shareholders in the agenda

The Issuer holds public meetings so that investors, analysts and shareholders can interact with the top management and discuss strategies for making investment decisions. In these meetings shareholders have the opportunity of manifesting their opinions, criticizing and making suggestions to the management, including themes that they would like to be discussed at Shareholders’ Meetings.

Shareholders can also contact the Issuer to formulate proposals to the management through the following e-mail: relacoes.investidores@itau-unibanco.com.br.

Itaú Unibanco Holding S.A. – 2010 Reference Form	152

12.3. In a table, please give the dates and newspapers of the publication of:

Year Ended	Publication	Newspaper	Date
		Official Gazette of the State of São Paulo	3/3/2010
	Financial statements	Valor Econômico newspaper-SP	3/3/2010
4/5/2010
	Call notice for the Annual	Official Gazette of the State of São Paulo	4/6/2010
12/31/2010	Shareholders’ Meeting that		4/7/2010
	approved the financial statements		4/4/2010
		Valor Econômico newspaper-SP	4/5/2010
4/6/2010
		Official Gazette of the State of São Paulo	3/12/2010
	Financial statements	Valor Econômico newspaper-SP	3/12/2010
4/9/2010
	Call notice for the Annual	Official Gazette of the State of São Paulo	4/10/2010
12/31/2009	Shareholders’ Meeting that		4/13/2010
	approved the financial statements		4/9/2010
		Valor Econômico newspaper-SP	4/12/2010
4/13/2010
	Minutes of the annual that	Official Gazette of the State of São Paulo	6/23/2010
	approved the financial statements	Valor Econômico newspaper-SP	6/23/2010
		Official Gazette of the State of São Paulo	3/24/2009
	Financial statements	Valor Econômico newspaper-SP	3/24/2009
4/9/2009
	Call notice for the Annual	Official Gazette of the State of São Paulo	4/10/2009
12/31/2008	Shareholders’ Meeting that		4/14/2009
	approved the financial statements		4/9/2009
		Valor Econômico newspaper-SP	4/13/2009
4/14/2009
	Minutes of the annual that	Official Gazette of the State of São Paulo	9/1/2009
	approved the financial statements	Valor Econômico newspaper-SP	9/1/2009

12.4. Describe the rules, policies and practices related to the board of directors, indicating:

a) frequency of meetings

The Board of Directors will meet ordinarily eight times annually and, extraordinarily, whenever corporate interests so demand. In 2010, the Board of Directors met 15 times.

b) If applicable, the provisions in the shareholders’ agreement that place restrictions or conditions on the exercise of the voting rights of Directors

The shareholders’ agreement provisions states that the members appointed as established therein shall always vote jointly on certain matters.

c) rules for identifying and managing conflicts of interest

According to the Internal Rules of the Board of Directors, its members may not participate in resolutions on matters in which their interests conflict with those of the Issuer. Each member must communicate to the Board of Directors its conflict of interest as soon as it is included in the agenda or proposed by the Chairman of the Board and, in any case, before the start of any discussion about each theme. In the first meeting following the act of her/his election, the elected member must inform the Board members of the following: (i) main activities carried out outside the Issuer, (ii) participation in the Boards of other companies; and (iii) business relationship with companies of the Itaú Unibanco Group, including the provision of services to these companies. This information shall be provided annually and whenever a new event that require the update of such information occurs. The Board members can only participate in up to four Boards of Directors of companies that are not owned by only one economic group. In relation to this limit, the exercise of this duty in philanthropic entities, clubs or associations will not be taken into consideration. Such limit can be crossed upon approval of the Appointments and Corporate Governance Committee. If the Board member or company controlled or managed by her/him makes a transaction with companies of the Itaú Unibanco Group, the following rules shall be followed: (i) the transaction shall be made under market conditions; (b) if it does not refer to usual transaction or service provision, there shall be reports issued by first-rate companies confirming that the transaction was made under market conditions; (c) the transaction shall be informed to the Appointments and Corporate Governance; and (d) the transaction shall be conducted through the channels that are usually incumbent in the hierarchy of the Itaú Unibanco Group.

Itaú Unibanco Holding S.A. – 2010 Reference Form	153

12.5 If applicable, please describe the commitment clause contained in the Bylaws for settling conflicts between shareholders and between shareholders and the Issuer by means of arbitration

None.

12.6 With respect to each member of the issuer’s board of directors and fiscal council members, please provide the following information:

MEMBERS OF THE BOARD OF DIRECTORS

Name	Pedro Moreira Salles
Age	51
Profession	Banker
Individual Taxpayer’s Registry (CPF) number or passport number	551.222.567-72
Elected position held	Chairman of the Board of Directors
Date of election	04/25/2011
Date of investiture	04/25/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Strategy Committee Member of the Appointments and Corporate Governance Committee Member of the Personnel Committee Member of the Compensation Committee
Elected by the controlling stockholder	Yes

Name	Alfredo Egydio Arruda Villela Filho
Age	41
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	066.530.838-88
Elected position held	Vice-Chairman of the Board of Directors
Date of election	04/25/2011
Date of investiture	04/25/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Disclosure and Trading Committee Member of the Appointments and Corporate Governance Committee Member of the Compensation Committee
Elected by the controlling stockholder	Yes

Itaú Unibanco Holding S.A. – 2010 Reference Form	154

Name	Roberto Egydio Setubal
Age	56
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	007.738.228-52
Elected position held	Vice-Chairman of the Board of Directors Chief Executive Officer
Date of election	04/25/2011
Date of investiture	04/25/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Capital and Risk Management Committee Member of the Personnel Committee Member of the Strategy Committee
Elected by the controlling stockholder	Yes

Name	Alcides Lopes Tápias
Age	68
Profession	Lawyer
Individual Taxpayer’s Registry (CPF) number or passport number	024.054.828-00
Elected position held	Member of the Board of Directors
Date of election	04/25/2011
Date of investiture	04/25/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Disclosure and Trading Committee
Elected by the controlling stockholder	Yes

Name	Alfredo Egydio Setubal
Age	52
Profession	Business administrator
Individual Taxpayer’s Registry (CPF) number or passport number	014.414.218-07
Elected position held	Member of the Board of Directors Executive Vice-President
Date of election	04/25/2011
Date of investiture	04/25/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Appointments and Corporate Governance Committee Investor Relations Officer
Elected by the controlling stockholder	Yes

Name	Candido Botelho Bracher
Age	52
Profession	Business administrator
Individual Taxpayer’s Registry (CPF) number or passport number	039.690.188-38
Elected position held	Member of the Board of Directors Executive Vice-President
Date of election	04/25/2011
Date of investiture	04/25/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Personnel Committee Member of the Capital and Risk Management Committee
Elected by the controlling stockholder	Yes

Itaú Unibanco Holding S.A. – 2010 Reference Form	155

Name	Fernando Roberto Moreira Salles
Age	64
Profession	Industrialist
Individual Taxpayer’s Registry (CPF) number or passport number	002.938.068-53
Elected position held	Member of the Board of Directors
Date of election	04/25/2011
Date of investiture	04/25/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Appointments and Corporate Governance Committee
Elected by the controlling stockholder	Yes

Name	Francisco Eduardo de Almeida Pinto
Age	52
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	664.226.777-87
Elected position held	Member of the Board of Directors
Date of election	04/25/2011
Date of investiture	04/25/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Capital and Risk Management Member of the Personnel Committee
Elected by the controlling stockholder	Yes

Name	Gustavo Jorge Laboissière Loyola
Age	58
Profession	PhD in Economy
Individual Taxpayer’s Registry (CPF) number or passport number	101.942.071-53
Elected position held	Member of the Board of Directors
Date of election	04/25/2011
Date of investiture	04/25/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Capital and Risk Management Committee Audit Committee President
Elected by the controlling stockholder	Yes

Name	Henri Penchas
Age	65
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	061.738.378-20
Elected position held	Member of the Board of Directors
Date of election	04/25/2011
Date of investiture	04/25/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Strategy Committee Member of the Appointments and Corporate Governance Committee Member of the Compensation Committee
Elected by the controlling stockholder	Yes

Itaú Unibanco Holding S.A. – 2010 Reference Form	156

Name	Israel Vainboim
Age	66
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	090.997.197-87
Elected position held	Member of the Board of Directors
Date of election	04/25/2011
Date of investiture	04/25/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Strategy Committee and Member of the Appointments and Corporate Governance Committee Member of the Compensation Committee
Elected by the controlling stockholder	Yes

Name	Pedro Luiz Bodin de Moraes
Age	54
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	548.346.867-87
Elected position held	Member of the Board of Directors
Date of election	04/25/2011
Date of investiture	04/25/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Capital and Risk Management Committee Member of the Compensation Committee
Elected by the controlling stockholder	Yes

Name	Ricardo Villela Marino
Age	37
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	252.398.288-90
Elected position held	Member of the Board of Directors
Date of election	04/25/2011
Date of investiture	04/25/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Personnel Committee Member of the Strategy Committee
Elected by the controlling stockholder	Yes

Itaú Unibanco Holding S.A. – 2010 Reference Form	157

MEMBERS OF THE FISCAL COUNCIL

Name	Iran Siqueira Lima
Age	66
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	035.001.957-68
Elected position held	Effective Member of the Fiscal Council
Date of election	04/25/2011
Date of investiture	04/25/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the controlling stockholder	Yes

Name	Artemio Bertholini
Age	63
Profession	Contador
Individual Taxpayer’s Registry (CPF) number or passport number	095.365.318-87
Elected position held	Effective Member of the Fiscal Council elected by non-voting shaholders
Date of election	04/25/2011
Date of investiture	04/25/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the controlling stockholder	No

Name	Alberto Sozin Furuguem
Age	68
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	046.876.477-15
Elected position held	Effective Member of the Fiscal Council
Date of election	04/25/2011
Date of investiture	04/25/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the controlling stockholder	Yes

Itaú Unibanco Holding S.A. – 2010 Reference Form	158

Name	José Caruso Cruz Henriques
Age	63
Profession	Lawyer
Individual Taxpayer’s Registry (CPF) number or passport number	372.202.688-15
Elected position held	Alternate Member of the Fiscal Council.
Date of election	04/25/2011
Date of investiture	-
Length mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the controlling stockholder	Yes

Name	João Costa
Age	60
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	476.511.728-68
Elected position held	Alternate Member of the Fiscal Council
Date of election	04/25/2011
Date of investiture	04/25/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the controlling stockholder	Yes

Name	Ernesto Rubens Gelbcke
Age	67
Profession	Contador
Individual Taxpayer’s Registry (CPF) number or passport number	062.825.718-04
Elected position held	Alternate Member of the Fiscal Council elected by non-voting shaholders
Date of election	04/25/2011
Date of investiture	04/25/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the controlling stockholder	No

BOARD OF OFFICERS

Name	Caio Ibrahim David
Age	43
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	101.398.578-85
Elected position held	Executive Director
Date of election	04/28/2011
Date of investiture	04/28/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Disclosure and Trading Committee
Elected by the parent company	N/A

Itaú Unibanco Holding S.A. – 2010 Reference Form	159

Name	Claudia Politanski
Age	40
Profession	Lawyer
Individual Taxpayer’s Registry (CPF) number or passport number	132.874.158-32
Elected position held	Executive Director
Date of election	04/28/2011
Date of investiture	04/28/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Disclosure and Trading Committee
Elected by the parent company	-o-

Name	Marcos de Barros Lisboa
Age	46
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	806.030.257-49
Elected position held	Executive Director
Date of election	04/28/2011
Date of investiture	04/28/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	-o-

Name	Ricardo Baldin
Age	56
Profession	Bachelor’s degree in Accounting Science
Individual Taxpayer’s Registry (CPF) number or passport number	163.678.040-72
Elected position held	Executive Director
Date of election	04/28/2011
Date of investiture	04/28/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	-o-

Name	Sérgio Ribeiro da Costa Werlang
Age	51
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	506.666.577-34
Elected position held	Executive Director
Date of election	04/28/2011
Date of investiture	04/28/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	-o-

Name	Jackson Ricardo Gomes
Age	53
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	019.723.148-90
Elected position held	Director
Date of election	04/28/2011
Date of investiture	04/28/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	-o-

Itaú Unibanco Holding S.A. – 2010 Reference Form	160

Name	Carlos Eduardo de Souza Lara
Age	44
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	088.531.658-47
Elected position held	Director
Date of election	04/28/2011
Date of investiture	04/28/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	-o-

Name	Marco Antonio Antunes
Age	51
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	002.975.098-96
Elected position held	Director
Date of election	04/28/2011
Date of investiture	04/28/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	-o-

Name	Wagner Roberto Pugliese
Age	52
Profession	Accountant
Individual Taxpayer’s Registry (CPF) number or passport number	006.233.488-37
Elected position held	Director
Date of election	04/28/2011
Date of investiture	04/28/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	-o-

Name	Eduardo Huroyuki Miyaki
Age	38
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	159.822.728-92
Elected position held	Director
Date of election	04/28/2011
Date of investiture	04/28/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	-o-

Name	Rogério Paulo Calderón Peres
Age	49
Profession	Business administrator
Individual Taxpayer’s Registry (CPF) number or passport number	035.248.608-26
Elected position held	Director
Date of election	04/28/2011
Date of investiture	04/28/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	-o-

Itaú Unibanco Holding S.A. – 2010 Reference Form	161

12.7. Supply the information mentioned in item 12.6 with respect to the members of the statutory committees, as well as of the Audit, Risk, Financial and Compensation Committees, even if these committees or structures are not statutory

AUDIT COMMITTEE

Name	Gustavo Jorge Laboissière Loyola
Age	58
Profession	PhD in Economy
Individual Taxpayer’s Registry (CPF) number or passport number	101.942.071-53
Elected position held	President of the Audit Committee
Date of election	04/28/2011
Date of investiture	04/28/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Capital and Risk Management Committee Member of the Board of Directors
Elected by the parent company	-o-

Name	Eduardo Augusto de Almeida Guimarães
Age	65
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	091.663.357.87
Elected position held	Member of the Audit Committee
Date of election	04/28/2011
Date of investiture	04/28/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	-o-

Name	Guy Almeida Andrade
Age	56
Profession	Business administrator
Individual Taxpayer’s Registry (CPF) number or passport number	771.729.228-91
Elected position held	Member of the Audit Committee
Date of election	04/28/2011
Date of investiture	04/28/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	-o-

Name	Alkimar Ribeiro Moura
Age	69
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	031.077.288-53
Elected position held	Member of the Audit Committee
Date of election	04/28/2011
Date of investiture	04/28/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the parent company	-o-

Itaú Unibanco Holding S.A. – 2010 Reference Form	162

CAPITAL AND RISK MANAGEMENT COMMITTEE

Name	Roberto Egydio Setubal
Age	56
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	007.738.228-52
Elected position held	Member of the Capital and Risk Management Committee
Date of election	04/28/2011
Date of investiture	04/28/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Personnel Committee Member of the Strategy Committee Vice-Chairman of the Board of Directors Chief Executive Officer
Elected by the parent company	-o-

Name	Candido Botelho Bracher
Age	52
Profession	Business administrator
Individual Taxpayer’s Registry (CPF) number or passport number	039.690.188-38
Elected position held	Member of the Capital and Risk Management Committee
Date of election	04/28/2011
Date of investiture	04/28/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Personnel Committee Member of the Board of Directors Executive Vice-President
Elected by the parent company	-o-

Name	Francisco Eduardo de Almeida Pinto
Age	52
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	664.226.777-87
Elected position held	Member of the Capital and Risk Management Committee
Date of election	04/28/2011
Date of investiture	04/28/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Personnel Committee
Elected by the parent company	-o-

Name	Gustavo Jorge Laboissière Loyola
Age	58
Profession	PhD in Economy
Individual Taxpayer’s Registry (CPF) number or passport number	101.942.071-53
Elected position held	Member of the Capital and Risk Management Committee
Date of election	04/28/2011
Date of investiture	04/28/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Board of Directors President of the Audit Committee
Elected by the parent company	-o-

Name	Pedro Luiz Bodin de Moraes
Age	54
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	548.346.867-87
Elected position held	Member of the Capital and Risk Management Committee
Date of election	04/28/2011
Date of investiture	04/28/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Compensation Committee
Elected by the parent company	-o-

Itaú Unibanco Holding S.A. – 2010 Reference Form	163

PERSONNEL COMMITTEE

Name	Pedro Moreira Salles
Age	51
Profession	Banker
Individual Taxpayer’s Registry (CPF) number or passport number	551.222.567-72
Elected position held	Member of the Personnel Committee
Date of election	04/28/2011
Date of investiture	04/28/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Strategy Committee Member of the Appointments and Corporate Governance Committee Chairman of the Board of Directors Member of the Compensation Committee
Elected by the parent company	-o-

Name	Roberto Egydio Setubal
Age	56
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	007.738.228-52
Elected position held	Member of the Personnel Committee
Date of election	04/28/2011
Date of investiture	04/28/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Strategy Committee Member of the Capital and Risk Management Committee Vice-Chairman of the Board of Directors Chief Executive Officer
Elected by the parent company	-o-

Name	Candido Botelho Bracher
Age	52
Profession	Business administrator
Individual Taxpayer’s Registry (CPF) number or passport number	039.690.188-38
Elected position held	Member of the Personnel Committee
Date of election	04/28/2011
Date of investiture	04/28/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Capital and Risk Management Committee Member of the Board of Directors Executive Vice-President
Elected by the parent company	-o-

Name	Francisco Eduardo de Almeida Pinto
Age	52
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	664.226.777-87
Elected position held	Member of the Personnel Committee
Date of election	04/28/2011
Date of investiture	04/28/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Capital and Risk Management Committee Member of the Board of Directors
Elected by the parent company	-o-

Itaú Unibanco Holding S.A. – 2010 Reference Form	164

Name	Ricardo Villela Marino
Age	37
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	252.398.288-90
Elected position held	Member of the Personnel Committee
Date of election	04/28/2011
Date of investiture	04/28/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Strategy Committee
Elected by the parent company	-o-

STRATEGY COMMITTEE

Name	Pedro Moreira Salles
Age	51
Profession	Banker
Individual Taxpayer’s Registry (CPF) number or passport number	551.222.567-72
Elected position held	Member of the Strategy Committee
Date of election	04/28/2011
Date of investiture	04/28/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Appointments and Corporate Governance Committee Chairman of the Board of Directors Member of the Compensation Committee
Elected by the parent company	Yes

Name	Henri Penchas
Age	65
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	061.738.378-20
Elected position held	Member of the Strategy Committee
Date of election	04/28/2011
Date of investiture	04/28/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Appointments and Corporate Governance Committee Member of Compensation Committee
Elected by the parent company	-o-

Name	Israel Vainboim
Age	66
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	090.997.197-87
Elected position held	Member of the Strategy Committee
Date of election	04/28/2011
Date of investiture	04/28/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Appointments and Corporate Governance Committee Member of the Compensation Committee
Elected by the parent company	-o-

Itaú Unibanco Holding S.A. – 2010 Reference Form	165

Name	Ricardo Villela Marino
Age	37
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	252.398.288-90
Elected position held	Member of the Strategy Committee
Date of election	04/28/2011
Date of investiture	04/28/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Personnel Committee
Elected by the parent company	-o-

Name	Roberto Egydio Setubal
Age	56
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	007.738.228-52
Elected position held	Member of the Strategy Committee
Date of election	04/28/2011
Date of investiture	04/28/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	Vice-Chairman of the Board of Directors Chief Executive Officer Member of the Capital and Risk Management Committee Member of the Personnel Committee
Elected by the parent company	-o-

APPOINTMENTS AND CORPORATE GOVERNANCE COMMITTEE

Name	Pedro Moreira Salles
Age	51
Profession	Banker
Individual Taxpayer’s Registry (CPF) number or passport number	551.222.567-72
Elected position held	Member of the Appointments and Corporate Governance Committee
Date of election	04/28/2011
Date of investiture	04/28/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Strategy Committee Member of the Personnel Committee Chairman of the Board of Directors Member of the Compensation Committee
Elected by the parent company	-o-

Name	Alfredo Egydio Arruda Villela Filho
Age	41
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	066.530.838-88
Elected position held	Member of the Appointments and Corporate Governance Committee
Date of election	04/28/2011
Date of investiture	04/28/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	Vice-Chairman of the Board of Directors Member of the Disclosure and Trading Committee Member of the Compensation Committee
Elected by the parent company	-o-

Itaú Unibanco Holding S.A. – 2010 Reference Form	166

Name	Alfredo Egydio Setubal
Age	52
Profession	Business administrator
Individual Taxpayer’s Registry (CPF) number or passport number	014.414.218-07
Elected position held	Member of the Appointments and Corporate Governance Committee
Date of election	04/28/2011
Date of investiture	04/28/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Board of Directors Executive Vice-President Member of the Disclosure and Trading Committee Investor Relations Officer
Elected by the parent company	-o-

Name	Fernando Roberto Moreira Salles
Age	64
Profession	Industrialist
Individual Taxpayer’s Registry (CPF) number or passport number	002.938.068-53
Elected position held	Member of the Appointments and Corporate Governance Committee
Date of election	04/28/2011
Date of investiture	04/28/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Board of Directors
Elected by the parent company	-o-

Name	Henri Penchas
Age	65
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	061.738.378-20
Elected position held	Member of the Appointments and Corporate Governance Committee
Date of election	04/28/2011
Date of investiture	04/28/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Strategy Committee Member of the Board of Directors Member of the Compensation Committee
Elected by the parent company	-o-

Name	Israel Vainboim
Age	66
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	090.997.197-87
Elected position held	Member of the Appointments and Corporate Governance Committee
Date of election	04/28/2011
Date of investiture	04/28/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Strategy Committee Member of the Compensation Committee
Elected by the parent company	-o-

Itaú Unibanco Holding S.A. – 2010 Reference Form	167

COMPENSANTION COMMITTEE

Name	Alfredo Egydio Arruda Villela Filho
Age	41
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	066.530.838-88
Elected position held	Member of the Compensation Committee
Date of election	04/28/2011
Date of investiture	04/28/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	Vice-Chairman of the Board of Directors Member of the Disclosure and Trading Committee Member of the Appointments and Corporate Governance Committee
Elected by the parent company	-o-

Name	Henri Penchas
Age	65
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	061.738.378-20
Elected position held	Member of the Compensation Committee
Date of election	04/28/2011
Date of investiture	04/28/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Strategy Committee Member of the Board of Directors Member of the Appointments and Corporate Governance Committee

Name	Israel Vainboim
Age	66
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	090.997.197-87
Elected position held	Member of the Compensation Committee
Date of election	04/28/2011
Date of investiture	04/28/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Strategy Committee Member of the Appointments and Corporate Governance Committee
Elected by the parent company	-o-
Name	Pedro Luiz Bodin de Moraes
Age	54
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	548.346.867-87
Elected position held	Member of the Compensation Committee
Date of election	04/28/2011
Date of investiture	04/28/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Board of Directors Member of the Capital and Risk Management Committee
Elected by the parent company	-o-

Itaú Unibanco Holding S.A. – 2010 Reference Form	168

Name	Pedro Moreira Salles
Age	51
Profession	Banker
Individual Taxpayer’s Registry (CPF) number or passport number	551.222.567-72
Elected position held	Member of the Compensation Committee
Date of election	04/28/2011
Date of investiture	04/28/2011
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Strategy Committee Member of the Personnel Committee Chairman of the Board of Directors Member of the Appointments and Corporate Governance Committee
Elected by the parent company	-o-

Itaú Unibanco Holding S.A. – 2010 Reference Form	169

12.8 With respect to the members of the Board of Directors and the Fiscal Council, please provide the curriculum vitae :

MEMBERS OF THE BOARD OF DIRECTORS

Name: PEDRO MOREIRA SALLES

Professional Experience
Porto Seguro S.A.
Vice-Chairman of the Board of Directors since November 2009
Main activity of the company: Holding
Banco Itaú BBA S.A.
Vice-Chairman of the Board of Directors since February 2009
Main activity of the company: Multiple-service banking, with portfolio investment
Companhia E. Johnston de Participações
Chairman of the Board of Directors since 2008
Main activity of the company: Holding
IUPAR – Itaú Unibanco Participações S.A.
Chairman of the Board of Directors since 2008
Main activity of the company: Holding
Itaú Unibanco Holding S.A.
Chairman of the Board of Directors since January 2009; Member of the Compensation Committee since February 2011.  Member of the Strategy Committee, of the Appointments and Corporate Governance Committee and of the Personnel Committee since June 2009, Executive Vice-President from November 2008 to August 2009
Main activity of the company: Holding
UNIBANCO - União de Bancos Brasileiros S.A.
Vice-Chairman of the Board of Directors from 2004 to November 2008
Chief Executive Officer from April 2004 to November 2008
Main activity of the company: Multiple-service banking, with commercial portfolio
Unibanco Holdings S.A.
Vice-Chairman of the Board of Directors and Chief Executive Officer from April 2004 to November 2008
Main activity of the company: Holding
Unibanco Seguros S.A.
Chairman of the Board of Directors from December 1995 to February 2009
Main activity of the company: Insurance
E. Johnston Representação e Participações S.A.
Chairman of the Board of Directors from 2001 to February 2009
Main activity of the company: Holding
Totvs S.A.
Member of the Board of Directors since March 2010
Main activity of the company: Communications and IT

Academic Background: Bachelor’s degree, magna cum laude in economics and history from the University of California, in Los Angeles. Attended the international relations masters program at Yale University and the OPM – Owners/ Chairman Management Program at Harvard University.

II - Indication of all management positions he holds or has held in publicly-held companies
✓	Itaú Unibanco Holding S.A., UNIBANCO - União de Bancos Brasileiros S.A., Unibanco Holdings S.A., Porto Seguro S.A. and Totvs S.A. in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: ALFREDO EGYDIO ARRUDA VILLELA FILHO

Professional Experience
Itaúsa - Investimentos Itaú S.A.

Itaú Unibanco Holding S.A. – 2010 Reference Form	170

Member of the Board of Directors since August 1995; Chief Executive Officer and General Manager since September 2008, President of the Disclosure and Trading Committee since April 2005, President of the Investment Policies Committee and member of the Accounting Policies Committee since August 2008
Main activity of the company: Holding
Itaú Unibanco Holding S.A.
Vice-Chairman of the Board of Directors since March 2003; Member of the Compensation Committee since February 2011. Member of the Disclosure and Trading Committee since May 2005; Member of the  Appointment and Corporate Governance Committee since June 2009,  Accounting Policy Committee from May 2008 to April 2009
Main activity of the company: Holding
Itaú Unibanco S.A.
Vice-Chairman of the Board of Directors from 2001 to March 2003
Main activity of the company: Multiple-service banking, with commercial portfolio
Itautec S.A. – Itautec Group
Vice-Chairman of the Board of Directors since January 2010; Chairman of the Board of Directors from April 2009 to January 2010, Vice-Chairman of the Board of Directors from April 1997 to April 2009
Main activity of the company: Manufacturing of IT equipment
Elekeiroz S.A.
Vice-Chairman of the Board of Directors from November 2009 to April 2010.
Chairman of the Board of Directors from April 2009 to November 2009, Vice-Chairman of the Board of Directors from April 2004 to April 2009
Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers
Duratex S.A.
Vice-Chairman of the Board of Directors since August 2009
Main activity of the company: Manufacturing of veneer lumber, plywood, pressed wood and chipboards panels, sanitary metal, porcelain and plastic fixtures

Academic Background: Bachelor’s degree in Mechanical Engineering from the Mauá Engineering School of the Instituto Mauá de Tecnologia (“IMT”), in 1992.  Post-graduate degree in Business Administration from Fundação Getúlio Vargas.

II - Indication of all management positions he holds or has held in publicly-held companies

✓	Itaúsa - Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Itaú Unibanco S.A., Itautec S.A., Elekeiroz S.A. and Duratex S.A. in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: ROBERTO EGYDIO SETUBAL

Professional Experience
Itaúsa - Investimentos Itaú S.A.
Executive Vice- Chairman since May 1994
Chairman of the Accounting Policies Committee since August 2008
Main activity of the company: Holding
Itaú Unibanco Holding S.A.
Vice-Chairman of the Board of Directors, Chief Executive Officer since March 2003, Member of the Capital and Risk Management Committee since May 2008, Member of the Strategy and Personnel Committees since June 2009, Chairman of the International Advisory Board from March 2003 to April 2009, Member of the Appointment and Compensation Committee from May 2005 to April 2009
Main activity of the company: Holding.
Itaú Unibanco S.A.
Chief Executive Officer and General Manager since April 1994
General Manager from August 1990 to March 1994
Member of the Board of Directors from April 1995 to March 2003
Main activity of the company: Multiple-service banking, with commercial portfolio
Banco Itaú BBA S.A.:
Chairman of the Board of Directors since February 2003
Main activity of the company: Multiple-service banking, with portfolio investment

Itaú Unibanco Holding S.A. – 2010 Reference Form	171

Itauseg Participações S.A.
Chairman of the Board of Directors since July 2005
Chairman Officer from March 2005 to July 2008
Main activity of the company: Holding
Brazilian Federation of Banks (Fenaban) and Brazilian Federation of Bank Associations (Febraban)
Chairman from April 1997 to March 2001
Institute of International Finance
Vice- Chairman since September 2003
International Monetary Conference
Board Member
The Federal Reserve Bank of New York
Member of the International Advisory Committee
NYSE
Member of the International Advisory Committee since April 2005

CHINA DEVELOPMENT FORUM
Member since 2010

Academic Background: Bachelor’s degree in production engineering from Escola Politécnica of Universidade de São Paulo and Master’s degree in science engineering from Stanford University, 1979.

II - Indication of all management positions he holds or has held in publicly-held companies
✓	Itaúsa - Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Itaú Unibanco S.A. e Itauseg Participações S.A., UNIBANCO – União de Bancos Brasileiros S.A. in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: ALCIDES LOPES TÁPIAS

Professional Experience
Itaú Unibanco Holding S.A.:
Member of the Board of Directors since March 2003; Member of the Disclosure and Trading Committee since May 2005,and Member of the Audit Committee since May 2004
Main activity of the company: Holding
Itaú Unibanco S.A.:
Member of the Board of Directors from April 2002 to March 2003.
Main activity of the company: Multiple-service banking, with commercial portfolio
AGGREGO Consultores
Partner since October 2003
Main activity of the company: Consultancy
Duratex S.A. (current corporate denomination of Satipel Industrial S.A.)
Effective member of the Board of Directors since August 2009, Member of the Risk Committee since November 2009 and Member of the Board of Directors of Satipel Industrial S.A. from April 2009 to August 2009.
Principal activity of the  Company: Industry, commercialization, import and export of products manufactured from wood, metals, ceramic materials and plastics.
Medial Saúde S.A.
Member of the  Advisory Board from July 2003 to May 2006, Member if the Board of Directors from June 2006 to December 2009 and Member of the Audit, Finance and Actuarial, Human Resources and Information Technology committees from March 2007 to December 2009
Principal activity of the Company: Company operating in the complementary healthcare sector.
Tigre S.A. Tubos e Conexões
Since April 2004
Member of the Board of Directors
Main activity of the company: Manufacturing of pipes and fittings
MAM – Museu de Arte Moderna (Modern Art Museum)
President of the Deliberative Board since April 2005
LPS Brasil – Consultoria de Imóveis S.A.
Member of the Board of Directors since October 2006.

Itaú Unibanco Holding S.A. – 2010 Reference Form	172

Principal Activity of the Company: Commercialization of developments in the real estate area

Rodobens Negócios Imobiliários S.A.
Member of the Board of Directors since January 2007.
Principal Activity of the Company: Real estate development involving the acquisition of land, development, construction and commercialization of residential developments.
AMBEV – Cia. de Bebidas das Américas
Chairman of  the Fiscal Council from April 2005 to February 2008.
Principal Activity of the Company: Production and commercialization of beers, concentrates, soft drinks and other beverages.
BM&F - Bolsa de Mercadorias & Futuros
Member of the Advisory Board  from May 2003 to June 2008.
Principal Activity of the Company: Trading in equities, securities, derivative contracts, disseminates prices, produces market indices, develops systems and software, fosters technological advances.
Sadia S.A.
Member of the Board of Directors and Member of the Finance, Audit and Ethics committees from December 2001 to December 2007.
Principal Activity of the Company: Exploration of activities linked to agricultural, industrial and commercialization of food products in general.
Santos Brasil S.A.
Member of the Board of Directors since January 2007.
Principal Activity of the Company: Commercial operations of port installations
Santos Brasil Participações S.A.
Member of the Board of Directors since October 2007
Principal Activity of the Company: Commercial operations of port installations
Cimentos Liz S.A.
Member of the Board of Directors since 2010
Member Advisory Council member from 2008 to 2010.
Principal Activity of the Company: First manufacturer of cement recognized in double by the Brazilian Technical Standards Association (ABNT), which granted the Standard of Conformity Certification (1990)  and the ISO 9001 Guarantee Certificate (1998).
Spread Teleinformática Ltda.
Member of the Advisory Board since April 2005
Principal Activity of the Company: Integrated solutions provider in the Information Technology and Telecommunications areas.
WTorre Properties S.A.
Member of the Board of Directors from April 2010 to February 2011
Principal Activity of the Company: pioneer and leader in the real estate marker in the “Build to Suit” system.
Minister of Development, Industry and Foreign Trade
From September 1999 to July 2001
Fundação Antonio Prudente of Hospital do Câncer
Member of the Board of Trustees from April 1999 to February 2005

Academic Background: Business Administrator, graduated from Universidade Mackenzie in 1980 and Bachelor's degree in Law from Faculdades Metropolitanas Unidas in 1973.

I - Indication of all management positions he holds or has held in publicly-held companies
✓
Duratex S.A. (current corporate denomination of Satipel Industrial S.A.), Itaú Unibanco Holding S.A., Itaú Unibanco S.A., Medial Saúde S.A., LPS Brasil – Consultoria de Imóveis S.A., Rodobens Negócios Imobiliários S.A., AMBEV – Cia de Bebidas das Américas, BM&F – Bolsa de Mercadorias & Futuros, Sadia S.A., Santos Brasil S.A., Santos Brasil Participações S.A. and WTorre Properties S.A., in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Itaú Unibanco Holding S.A. – 2010 Reference Form	173

Name: ALFREDO EGYDIO SETUBAL

Professional Experience
Itaúsa – Investimentos Itaú S.A.
Vice- Chairman of the Board of Directors since September 2008
Member of the Disclosure and Trading Committee and Investment Policies since August 2008
Main activity of the company: Holding
Itaú Unibanco Holding S.A.
Member of the Board of Directors since April 2007
Executive Vice-President and Investor Relations Officer since March 2003:
Member of the Appointments and Corporate Governance Committee since June 2009
Member of the Disclosure and Trading Committee since April 2005
Member of the Accounting Policies Committee from May 2008 to April 2009
Main activity of the company: Holding
Itaú Unibanco S.A.
Executive Vice- Chairman since March 1996
Investor Relations Officer from 1995 to 2003
Executive Officer from 1993 to 1996
Managing Director from 1988 to 1993
Main activity of the company: Multiple-service banking, with commercial portfolio
Investimentos Bemge S.A.
Chairman of the Board of Directors since April 2008
Main activity of the company: holdings of non-financial institutions
Banco Itaú BBA S.A.:
Member of the Board of Directors since February 2003
Main activity of the company: Multiple-service bank, with portfolio investment
National Association of Investment Banks - ANBID
Vice- Chairman from 1994 to August 2003
Chairman from August 2003 to August 2008
Association of Broker-Dealers – ADEVAL
Member of the Advisory Board since 1993
Brazilian Association of Listed Capital Companies - ABRASCA
Member of the Management Board since 1999
Brazilian Institute of Investors Relations - IBRI
Member of the Board of Directors from 1999 to 2000 and 2004 to 2009
Chairman of the Board of Directors from 2000 to 2003
Member Committee the Guidance, Appointments and Ethics since 2009
São Paulo Museum of Modern Art – MAM (since 1992)
Financial Officer since 1992

Academic Background: Bachelor’s degree in 1980 and post-graduate degree in Business Administration from Fundação Getulio Vargas, with specialization course at INSEAD (France).

II - Indication of all management positions he holds or has held in publicly-held companies
✓	Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Investimentos Bemge and Itaú Unibanco S.A. in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: CANDIDO BOTELHO BRACHER

Professional Experience
Itaú Unibanco Holding S.A.
Executive Vice- Chairman since May 2005
Member of the Board of Directors since November 2008
Member of the Capital and Risk Management Committee since May 2008
Member of the Personnel Committee since June 2009
Main activity of the company: Holding

Itaú Unibanco Holding S.A. – 2010 Reference Form	174

Banco Itaú BBA S.A.
Member of the Board of Directors since February 2003
Chairman Director since April 2005
Vice- Chairman Director from February 2003 to April 2005
Main activity of the company: Multiple-service banking, with investment portfolio
Pão de Açúcar
Member of the Board of Directors
BM&FBOVESPA
Member of the Board of Directors

Academic Background: Business administrator, graduated from Escola de Administração de Empresas de São Paulo of Fundação Getulio Vargas in 1980.

II - Indication of all management positions he holds or has held in publicly-held companies
✓	Itaú Unibanco Holding S.A. in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: FERNANDO ROBERTO MOREIRA SALLES

Professional Experience
Itaú Unibanco Holding S.A.
Member of the Board of Directors since November 2008
Member of the Appointments and Corporate Governance Committee since June 2009
Main activity of the company: Holding
E. Johnston Representação e Participações S.A.
Vice-Chairman of the Board of Directors from 2005 to February 2009
Main activity of the company: Holding
Companhia E. Johnston de Participações
Vice-Chairman of the Board of Directors since 2008
Main activity of the company: Holding
IUPAR – Itaú Unibanco Participações S.A.
Member of the Board of Directors since 2008
Main activity of the company: Holding
Companhia Brasileira de Metalurgia e Mineração
Chairman of the Board of Directors since 2008
Main activity of the company: Metallurgy and mining
Brasil Warrant Administração de Bens e Empresas S.A.
Chairman of the Board of Directors since 1988
Main activity of the company: Asset management
Editora Schwarcz Ltda.
Superintendent Director since 1998
Main activity of the company: Publishing

Academic Background: Graduated in Finance and Capital Markets from Fundação Getúlio Vargas – FGV.

II - Indication of all management positions they hold or have held in publicly-held companies
✓	Itaú Unibanco Holding S.A. in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Itaú Unibanco Holding S.A. – 2010 Reference Form	175

Name: FRANCISCO EDUARDO DE ALMEIDA PINTO

Professional Experience
Itaú Unibanco Holding S.A.
Member of the Board of Directors since November 2008
Member of the Capital and Risk Management Committee and Personnel Committee since June 2009
Main activity of the company: Holding
Brasil Warrant Administração de Bens e Empresas S.A.
Director since March to 2007
Main activity of the company: Holding
BW Gestão de Investimentos Ltda.
Director since December to 2007
Main activity of the company: Asset management
UNIBANCO - União de Bancos Brasileiros S.A.
Member of the Board of Directors from March 2007 to December 2008
Main activity of the company: Multiple-service bank, with commercial portfolio
Compannhia E.Johnston de Participações
Director since November 2008
Principal activity of the company: holding company
IUPAR – Itaú Unibanco Participações S.A.
Director since November 2008
Principal activity of the company: holding company

Academic Background: graduated in Economics from the Pontifícia Universidade Católica do Rio de Janeiro (“PUC”).

II - Indication of all management positions they hold or have held in publicly-held companies
✓	Itaú Unibanco Holding S.A. and UNIBANCO - União de Bancos Brasileiros S.A. in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: GUSTAVO JORGE LABOISSIÈRE LOYOLA

Professional Experience
Itaú Unibanco Holding S.A.
Member of the Board of Directors since April 2006
Chairman of the Audit Committee since September 2008
Member of the Audit Committee from May 2007 to September 2008
Member of the Capital and Risk Management Committee since May 2008
Chairman of the Fiscal Council from March 2003 to April 2006
Main activity of the company: Holding.
Tendências Consultoria Integrada S/S Ltda.
Partner
Main activity of the company: Consultancy
Tendência Conhecimento Assessoria Econômica Ltda.
Partner
Main activity of the company: Consultancy
Gustavo Loyola Consultoria S/C
Managing Partner since February 1998
Main activity of the company: Consultancy Economic
Central Bank of Brazil
Chairman from November 1992 to March 1993 and from June 1995 to November 1997
Standards and Financial System Organization Deputy Governor from March 1990 to November 1992

Academic Background: Economist graduated from Universidade de Brasília in 1979, Ph.D. in Economics from School of Post-Graduation in Economics of the Fundação Getulio Vargas (Rio de Janeiro), 1983.

II - Indication of all management positions they hold or have held in publicly-held companies

Itaú Unibanco Holding S.A. – 2010 Reference Form	176

✓	Itaú Unibanco Holding S.A. in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: HENRI PENCHAS

Professional Experience
Itaúsa - Investimentos Itaú S.A.
Managing Vice- Chairman since April 2009
Investor Relations Officer since 2009 and from 1995 to April 2008
Executive Director from December 1984 to April 2008
Member of the Disclosure and Trading Committee since April 2005
Member of Investment Polices and Accounting Polices Committees since August 2008
Main activity of the company: Holding
Itaú Unibanco Holding S.A.
Member of the Board of Directors since March 2003
Member of the Compensation Committee since February 2011
Member of Strategy Committee, and Appointments and Corporate Governance Committee since June 2009
Member of the International Advisory Board from March 2003 to April 2009
Member of the Disclosure and Trading Committee from May 2005 to April 2009
Member of the Capital and Risk Management Committee and Accounting Policies Committee from May 2008 to April 2009
Main activity of the company: Holding.
Itaú Unibanco S.A.
Senior Vice- Chairman responsible for the Economic Control Area from April 1997 to April 2008
Member of the Board of Directors from April 1997 to March 2003
Executive Vice- Chairman from April 1993 to March 1997
Executive Director from 1988 to 1993
Main activity of the company: Multiple-service banking, with commercial portfolio
Banco Itaú BBA S.A.
Member of the Board of Directors since April 2009
Vice-Chairman of the Board of Directors from February 2003 to April 2009
Main activity of the company: Multiple-service banking, with investment portfolio
Duratex S.A.:
Chairman Officer since August 2009
General Manager from April 2009 to August 2009
Main activity of the company: Manufacturing of veneer lumber, plywood, pressed wood and chipboards panels, sanitary metal, porcelain and plastic fixtures

Academic Background: Mechanical Engineer graduated from Universidade Mackenzie in 1968 and post-graduate degree in finance from Fundação Getulio Vargas.

II - Indication of all management positions they hold or have held in publicly-held companies
✓	Itaúsa - Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Itaú Unibanco S.A. and Duratex S.A. in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: ISRAEL VAINBOIM

Professional Experience
Itaú Unibanco Holding S.A.
Member of the Board of Directors since November 2008
Member of the Compensation Committee since February 2011
Member of Strategy Committee, and Appointments and Corporate Governance Committee since June 2009

Itaú Unibanco Holding S.A. – 2010 Reference Form	177

Main activity of the company: Holding
UNIBANCO – União de Bancos Brasileiros S.A.
Executive Director from 1976 to 1977; from 1973 to 1978 he ran the back office of Unibanco Group; from 1978-1988 he was Chairman of Unibanco – União de Bancos Brasileiros S.A., a position he held to August 1992
Main activity of the company: Multiple-service banking, with commercial portfolio
 Unibanco Holdings S.A.
Chairman Officer from 1994 to 2007
Chairman of the Board of Directors from 2007 to 2009
Member of the Board of Directors from 1988 to 2009
Main activity of the company: Holding.

Academic Background: Bachelor’s degree in mechanical engineering from the Universidade Federal do Rio de Janeiro (“UFRJ”) and master’s degree in Business Administration, or MBA, from Stanford University.

II - Indication of all management positions he holds or has held in publicly-held companies
✓
Itaú Unibanco Holding S.A. and UNIBANCO – União de Bancos Brasileiros S.A. in the positions specified above;Cia. Siderúrgica de Tubarão, as Director, from August 1992 to June 1996, and Chairman of the Executive Board from August 1995 to June 1996;

Itaparica S/A as Director from August 1993 to February 2009;Portugal Telecom as Administrator from April 2001 to October 2003.Currentl:Member of the Board of Directors of Souza Cruz S/A,Member of the Board of Directors of Embraer S/A,Member of the Board of Directors of Cia. Iochpe-Maxion and Chairman of the Board of Directors of Usiminas.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: PEDRO LUIZ BODIN DE MORAES

Professional Experience
Itaú Unibanco Holding S.A.:
Member of the Board of Directors since November 2008
Member of the Compensation Committee since February 2011
Member of the Capital and Risk Management Committee since June 2009
Main activity of the company: Multiple-service bank, with commercial portfolio
UNIBANCO – União de Bancos Brasileiros S.A.
Member of the Board of Directors from April 2003 to November 2008.
Main activity of the company: Multiple-service bank, with commercial portfolio
Central Bank of Brazil
Monetary Policy Deputy Governor from 1991 to 1992
Brazilian Social and Economic Development Bank (BNDES)
Director from 1990 to 1991
Banco Icatu S.A.
Director and Partner from 1993 to 2002
Icatu Holding S.A.
Director from 2002 to 2003
Partner since 2003
Main activity of the company: Holding

Academic Background: bachelor’s and master’s degrees in Economics from the Pontifícia Universidade Católica do Rio de Janeiro (“PUC-Rio”). PhD. in Economics from the Massachusetts Institute of Technology (“MIT”).

II - Indication of all management positions they hold or have held in publicly-held companies

✓	Itaú Unibanco Holding S.A. and UNIBANCO – União de Bancos Brasileiros S.A. in the positions specified above;

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied – NO

Itaú Unibanco Holding S.A. – 2010 Reference Form	178

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: RICARDO VILLELA MARINO

Professional Experience
Itaúsa - Investimentos Itaú S.A.
Member of the Investment Policies Committee since August 2008
Main activity of the company: Holding
Itaú Unibanco Holding S.A.
Member of the Board of Directors since April 2008; Member of the Personnel Committee since June 2009, Member of the Capital and Risk Management Committee from May 2008 to April 2009
Main activity of the company: Holding
Itaú Unibanco S.A.
Director Vice- Chairman since April 2010, Director Executive from September 2006 to April 2010 Managing Director between April 2004 and April 2005
Main activity of the company: Multiple-service bank, with commercial portfolio
Itautec S.A. - Itautec Group
Alternate Member of the Board of Directors since April 2009
Main activity of the company: Manufacturing of IT equipment
Elekeiroz S.A.
Alternate Member of the Board of Directors since April 2009
Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers
Duratex S.A.
Alternate Member of the Board of Directors since April 2009
Main activity of the company: Manufacturing of veneer lumber, plywood, pressed wood and chipboards panels, sanitary metal, porcelain and plastic fixtures
Federación Latino Americana de Bancos FELABAN
Chairman since November 2008

Academic Background: Bachelor’s degree in mechanical engineering from Escola Politécnica of the University of São Paulo 1996, master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, 2000

II - Indication of all management positions they hold or have held in publicly-held companies
✓	Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Itautec S.A. Itautec Group, Elekeiroz S.A. and Duratex S.A. in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: CAIO IBRAHIM DAVID

Professional Experience
Itaú Unibanco Holding S.A.
Executive Director since May 2010
Main activity of the company: Holding.
Itaú Unibanco S.A.
Executive Director since April 2010
General Manager from January 2000 to March 2003
Main activity of the company: Multiple-service banking, with commercial portfolio.
Banco Itaú BBA S.A.
Executive Director since April 2008; Director from April 2003 to April 2008
Main activity of the company: Multiple-service banking, with investment portfolio.
Itauseg Participações S.A.
Executive Director since April 2010
Main activity of the company: Holding.

Itaú Unibanco Holding S.A. – 2010 Reference Form	179

BFB Leasing S.A. Arrendamento Mercantil
Member of the Board of Directors since April 2010
Main activity of the company: Lease operations.
Dibens Leasing S.A. - Arrendamento Mercantil
Member of the Board of Directors since April 2010
Main activity of the company: Lease operations.
Redecard S.A.
Member of the Board of Directors since May 2010.
Main activity of the company:  Service provision in the payment means area.
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento:
Deputy Chairman of the Board of Directors since April 2010
Main activity of the company: Loan, financing and investment.
Bankers Trust Co.
Summer Associate – Global Risk Management from May to August 1998.

Education: Mechanical Engineer graduating from Universidade Mackenzie, (1986-1990), post-graduate degree in economics and finance from Universidade de São Paulo, (1992-1993) and master’s degree in controllership from Universidade de São Paulo (1994-1997) and MBA from New York University (1997-1999), with specialization in finance, accounting and international business.

II - Indication of all management positions they hold or have held in publicly-held companies

✓	Itaú Unibanco Holding S.A., Itaú Unibanco S.A., BFB Leasing S.A. – Arrendamento Mercantil, Dibens Leasing S.A. – Arrendamento Mercantil and Itauseg Participações S.A. in the above specified positions.

b) description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity  – NO

Name: CLAUDIA POLITANSKI

Professional Experience
Itaú Unibanco Holding S.A.
Executive Director since November 2008, Member of Disclosure and Trading Committee since June 2009.
Main activity of the company: Holding.
Itaú Unibanco S.A.
Executive Director since April 2009
Main activity of the company: Multiple-service banking, with commercial portfolio.
UNIBANCO – União de Bancos Brasileiros S.A.
Executive Director since March 2007; Director from January 2005 to February 2007, Deputy Director from June 2001 to December 2004.
Main activity of the company: Multiple-service banking, with commercial portfolio.

Education: Law degree in 1992 from the Universidade de São Paulo and LL.M. from the University of Virginia.

II - Indication of all management positions they hold or have held in publicly-held companies

✓	Itaú Unibanco Holding S.A. and UNIBANCO – União de Bancos Brasileiros S.A. in the above specified positions.

b) description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified her for the performance of any professional or commercial activity  – NO

Itaú Unibanco Holding S.A. – 2010 Reference Form	180

Name: MARCOS DE BARROS LISBOA

Professional Experience
Itaú Unibanco Holding S.A.
Executive Director since April 2009
Main activity of the company: Holding.
Itaú Unibanco S.A.
Executive Vice President since April 2010
Executive Director from November 2008 to April 2010 Main activity of the company: Multiple-service banking, with commercial portfolio.
Itaú Seguros S.A.
Director since March 2009
Main activity of the company: Insurance.
Dibens Leasing S.A. - Arrendamento Mercantil
Member of the Board of Directors since April 2009
Main activity of the company: Lease operations.
UNIBANCO – União de Bancos Brasileiros S.A.
Diretor Vice-Presidente desde abril de 2010.
Executive Director from July 2006 to October 2009
Main activity of the company: Multiple-service banking, with commercial portfolio.
Ministry of Finance
Secretary to Economic Policy from 2003 to 2005
Brazilian Reinsurance Institute – IRB
President from 2005 to 2006

Education: Ph.D. in economics from the University of Pennsylvania, United States, master's degree in economics from the UFRJ, bachelor’s degree in economics from the UFRJ.
II - Indication of all management positions they hold or have held in publicly-held companies

✓	Itaú Unibanco Holding S.A., Dibens Leasing S.A. - Arrendamento Mercantil and UNIBANCO – União de Bancos Brasileiros S.A. in the above specified positions.

b) Description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity  – NO

Name: RICARDO BALDIN

Professional Experience
Itaú Unibanco Holding S.A.
Member of the Board of Directors since November 2008
Member of the Capital and Risk Management Committee since June 2009
Main activity of the company: Multiple-service bank, with commercial portfolio
UNIBANCO – União de Bancos Brasileiros S.A.
Member of the Board of Directors from April 2003 to November 2008.
Main activity of the company: Multiple-service bank, with commercial portfolio
Central Bank of Brazil
Monetary Policy Deputy Governor from 1991 to 1992
Brazilian Social and Economic Development Bank (BNDES)
Director from 1990 to 1991
Banco Icatu S.A.
Director and Partner from 1992 to 1993
Icatu Holding S.A.
Director from 1993 to 2002

Academic Background: bachelor’s and master’s degrees in Economics from the Pontifícia Universidade Católica do Rio de Janeiro (“PUC-Rio”). PhD. in Economics from the Massachusetts Institute of Technology (“MIT”).

Itaú Unibanco Holding S.A. – 2010 Reference Form	181

II - Indication of all management positions they hold or have held in publicly-held companies

✓	Itaú Unibanco Holding S.A. and UNIBANCO – União de Bancos Brasileiros S.A. in the positions specified above;

b) description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity  – NO

Name: SÉRGIO RIBEIRO DA COSTA WERLANG

Professional Experience
Itaú Unibanco Holding S.A.
Executive Director since May 2008, Member of the Capital and Risk Management Committee and Accounting Policies Committee from May 2008 to April 2009
Main activity of the company: Holding.
Itaú Unibanco S.A.
Executive Vice-President since April 2008, Executive Director from April 2003 to April 2008, Senior Managing Director between March 2002 and March 2003
Main activity of the company: Multiple-service banking, with commercial portfolio.
Banco Itaú BBA S.A.
Member of the Board of Directors since April 2005
Main activity of the company: Multiple-service banking, with investment portfolio.
BFB Leasing S.A. Arrendamento Mercantil
Vice-Chairman of the Board of Directors since April 2009
Main activity of the company: Lease operations.
Investimentos Bemge S.A.
Member of the Board of Directors since April 2008
Chief Executive Officer since August 2008
Main activity of the company: Holding of non-financial institutions.
UNIBANCO – União de Bancos Brasileiros S.A.
Executive Vice-President since April 2009, Executive Director from November 2008 to April 2009
Main activity of the company: Multiple-service banking, with commercial portfolio.
Central Bank of Brazil
Director responsible for the economic policy matters from March 1999 to September 2000
Member of the Board of Trustees of Fundação Getulio Vargas
Member of the Supervisory Board of O.R.T. (Brazil-Israel Society of Organization, Reconstruction and Work)
Member of the Executive Board of the São Paulo Museum of Modern Art (MAM)

Education: Ph.D. in economics from the Princeton University,  USA, 1986.

II - Indication of all management positions they hold or have held in publicly-held companies

✓	Itaú Unibanco Holding S.A., Itaú Unibanco S.A., BFB Leasing S.A. Arrendamento Mercantil, Investimento Bemge S.A. and UNIBANCO – União de Bancos Brasileiros S.A. in the above specified positions.

b) description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity  – NO

Name: JACKSON RICARDO GOMES

Professional Experience
Itaú Unibanco Holding S.A.
Director since May 2005
Main activity of the company: Holding.

Itaú Unibanco Holding S.A. – 2010 Reference Form	182

Itaú Unibanco S.A.
Director since May 2003; Managing Director between August 1995 and April 2003
Main activity of the company: Multiple-service banking, with commercial portfolio.
Banco Itaucred Financiamentos S.A.
Director since December 2003
Main activity of the company: Multiple-service banking, with loan, financing and investment portfolio.
BFB Leasing S.A. – Arrendamento Mercantil
Director since April 2000
Main activity of the company: Lease operations.
Investimentos Bemge S.A.
Managing Director from April 2000 to April 2005
Main activity of the company: Holding of non-financial institutions.

Education: Aeronautical Engineer, graduating from the Instituto Tecnológico da Aeronáutica (“ITA”) in 1981, MBA from the University of Chicago, 1988

II - Indication of all management positions they hold or have held in publicly-held companies

✓	Itaú Unibanco Holding S.A., BFB Leasing S.A. – Arrendamento Mercantil and Investimentos Bemge S.A. in the above specified positions.

b) description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity  – NO

Name: CARLOS EDUARDO DE SOUZA LARA

Professional Experience
Itaú Unibanco Holding S.A.
Officer since November 2010
Main activity of the company: Holding.
Itaú Unibanco S.A.
Officer since July 2008
Stock and Commodity Trading Desk Manager from August 2005 to July 2008
Main activity of the company: Multiple-service banking, with commercial portfolio.
BFB Leasing S.A. Arrendamento Mercantil
Officer since September 2010
Main activity of the company: Lease operations
Bancos Banerj S.A.
Officer since September 2010
Main activity of the company: Multiple-service banking, with commercial portfolio
Banco Itaubank S.A.
Officer since September 2010
Main activity of the company: Multiple-service banking, with commercial portfolio
Banco Itaucard S.A.
Officer since September 2010
Main activity of the company: Multiple-service banking, with commercial portfolio
Banco Itaucred Financiamentos S.A.
Officer since September 2010
Main activity of the company: Multiple-service banking, with commercial portfolio.
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento
Officer since September 2010
Main activity of the company: Loan, financing and investment company:
Fináustria Arrendamento Mercantil S.A.
Officer since September 2010
Main activity of the company: Lease operations
Itaubank Distribuidora de Títulos e Valores Mobiliários S.A.
Officer since September 2010
Main activity of the company: Securities dealer company

Itaú Unibanco Holding S.A. – 2010 Reference Form	183

Banestado Leasing S.A. Arrendamento Mercantil
Officer since September 2010
Main activity of the company: Lease operations
Banco Itauleasing S.A.
Officer since September 2010
Main activity of the company: Multiple-service banking, with commercial portfolio.

Name: MARCO ANTONIO ANTUNES

Professional Experience
Itaú Unibanco Holding S.A.
Director since May 2005
Main activity of the company: Holding.
Itaú Unibanco S.A.
Director since April 2008, Managing Director from March 2000 to April 2008.
Main activity of the company: Multiple-service banking, with commercial portfolio.
BFB Leasing S.A. – Arrendamento Mercantil
Director since April 2003
Main activity of the company: Lease operations.
Dibens Leasing S.A. – Arrendamento Mercantil
Executive Director since November 2009
Main activity of the company: Lease operations.
Banco Itaucard S.A.
Director since July 2000
Main activity of the company: Multiple-service banking, with commercial portfolio
Investimentos Bemge S.A.
Director since September 1998
Main activity of the company: Holding of non-financial institutions.
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento:
Director since April 2009
Executive Vice President since January 2005 from April 2009
Main activity of the company: Loan, financing and investment company.

Education: Metallurgical Engineer, with bachelor’s degree from Universidade Mackenzie, 1982 and Master’s degree with specialization in accounting and finance (“FIPECAFI”) from Universidade de São Paulo.

II - Indication of all management positions they hold or have held in publicly-held companies

✓	Itaú Unibanco Holding S.A., BFB Leasing S.A. – Arrendamento Mercantil, Dibens Leasing S.A. Arrendamento Mercantil and Investimentos Bemge S.A. in the above specified positions.

b) description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity  – NO

Name: WAGNER ROBERTO PUGLIESE

Professional Experience
Itaú Unibanco Holding S.A.
Director since May 2006, Deputy Managing Director from May 2005 to April 2006
Main activity of the company: Holding.
Itaú Unibanco S.A.
Audit Manager from 1990 to 1997, Audit Superintendent from 1997 to 2002, and Audit Coordination Superintendent from 2002 to 2005
Main activity of the company: Multiple-service banking, with commercial portfolio.
FEBRABAN- Brazilian Federation of Banks
Sector Director for Internal Audit from 2004 to 2008, and coordinator of the sub-commission for Internal Audit from 1999 to 2004.

Itaú Unibanco Holding S.A. – 2010 Reference Form	184

FELABAN – Latin American Federation of Banks
President of CLAIN — Latin American Internal Audit and Risk Management Committee for the two-year period June 2007 to June 2009 and Vice-President  from 2002 to 2007.
Brazilian Institute of Internal Auditors
National Director of Training from 1995 to 1997.

Education: Business administration from IMES in 1980; accounting degree from Universidade São Judas in 1982, and specialization in Business Administration from Fundação Dom Cabral, 2004.

II - Indication of all management positions they hold or have held in publicly-held companies

✓	Itaú Unibanco Holding S.A. in the above specified position.
✓	Redecard S.A. – Member of the Audit Committee.

b) description of any of the following events that may have taken place over the past five years:

I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity  – NO

Name: EDUARDO HIROYUKI MIYAKI

Professional Experience
Itaú Unibanco Holding S.A.
Officer since June 2011
Main activity of the company: Holding.
Itaú Unibanco S.A.
Officer since June 2010
He joined the conglomerate in 1996 where he worked in many positions in the Audit department, and until May 2009, he coordinated the activities of the Audit Superintendency of Treasury, Capital Markets, and Insurance and Pension.
Main activity of the company: Multiple-service banking, with commercial portfolio

Education: Graduate in Civil Engineering from Universidade de São Paulo in 1994, with specialization in Sanitation from the Federal University of Gunma, in Japan, completed in 1996, and specialization in Business Administration from CEAG at Fundação Getúlio Vargas, completed in 1998. On May 2003, he obtained a MBA degree in Finance and International Business from Leonard Stern School of Business – New York University.

II – Indication of all management positions currently or previously held in publicly-held companies
✓	Itaú Unibanco Holding S.A. in the above specified position.

b) Description of any of the following events that have occurred during the last 5 years:
I - Any criminal conviction - NO
II – Any condemnation in administrative proceeding before CVM and the penalties imposed - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: ROGÉRIO PAULO CALDERÓN PERES

Professional Experience
Itaú Unibanco Holding S.A.
Officer since April 2011
Member of the Disclosure and Trading Committee since June 2009.
Main activity of the company: Holding.
Itaú Unibanco S.A.
Officer since April 2009
Main activity of the company: Multiple-service banking, with commercial portfolio
UNIBANCO – União de Bancos Brasileiros S.A.
Executive Officer from 2007 to April 2009

Itaú Unibanco Holding S.A. – 2010 Reference Form	185

Main activity of the company: Multiple-service banking, with commercial portfolio
Grupo Bunge – Bunge Brasil S.A.
Executive Director from 2003 to 2006
Main activity of the company: multinational company with important operations in Brazilian and global agribusiness
Fosferifos S.A.
Member of the Board of Directors
Main activity of the company: multinational company with important operations in Brazilian and global agribusiness
Ultrafertil S.A.
Member of the Board of Directors
Main activity of the company: chemical fertilizers for agribusiness
Bungeprev
Member of the Audit Committee
Main activity of the company: Pension Plans
Fundação Bunge
Member of the Audit Committee
Main activity of the company: Foundation
PricewaterhouseCoopers
Officer from 1981 to 2003
Main activity of the company: Audit

Education: Graduate in Business Administration from Fundação Getúlio Vargas – SP, Accounting Science - Fundação Paulo Eiró – SP with post-graduation and special professional courses: E-Business Education Series at Darden Graduate School of Business Administration of University of Virginia. - Summer Executive Business School at University of Western Ontario, Canada. Case studies on consumer goods and retail companies. - Center for Executive Development Faculty of Princeton University Corporate Strategy and Organization. -Management of Continuing Education and Professional Training – Arundel, England.- Executive Business Development – Course of Finance and Investment Decisions – Analysis and Metrics at Fundação Getúlio Vargas – SP.

II – Indication of all management positions currently or previously held in publicly-held companies
✓	Itaú Unibanco Holding S.A. in the above specified position.

b) Description of any of the following events that have occurred during the last 5 years:
I - Any criminal conviction - NO
II – Any condemnation in administrative proceeding before CVM and the penalties imposed - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

I - Any criminal conviction - NO
II – Any condemnation in administrative proceeding before CVM and the penalties imposed - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

MEMBERS OF THE FISCAL COUNCIL

Name: IRAN SIQUEIRA LIMA

Professional Experience
Itaú Unibanco Holding S.A.
Effective member of the Fiscal Council since March 2003
Main activity of the company: Holding
Central Bank of Brazil
Career employee from 1967 to 1993, where he occupied many positions, of which the following stand out: Deputy Governor of  the Capital Markets Supervision Department from 1976 to 1979, Head of the Capital Markets Department from 1979 to 1984, Director of the Capital Markets Area, 1984, Director of the Inspection Area, 1985, Regional Delegate in São Paulo-S, 1991 and 1993.

Itaú Unibanco Holding S.A. – 2010 Reference Form	186

Banco da Cidade S.A.: Director of the Capital Markets Area (1986), during the period in which he took a license from the Central Bank of Brazil
In the period 1986 to 1988, he founded an advisory services office in the Capital Markets Area, where he held the position of managing partner from 1987 to June 1988; in July 1988, he returned to the Federal Government to carry out the duty of Secretary of Budget and Control over Government Companies (SEST), (July 1988 to March 1990); from May 1991 to December 1992, he held the position of Economic and Finance Director in Telebrás – Telecomunicações Brasileiras S.A.; Member of the Board of Directors of the Brazilian Social and Economic Development Bank (BNDES), Telesp – Telecomunicações de São Paulo and Telebrás; Since 1972, he has taught subjects related to the accounting and finance areas in the following Universities: AEUDF, UNB, USP, and in the MBA courses of FIPECAFI

Academic Background: Economist with bachelor’s degree from UERJ, 1969 and bachelor’s degree in accounting science from AEUDF, 1973, post-graduation in economics engineering and industrial administration from Universidade Candido Mendes, 1971, Master’s degree and PhD in accounting science and comptrollership from Universidade de São Paulo, 1976 and 1998, respectively.

II - Indication of all management positions he holds or has held in publicly-held companies
✓	Itaú Unibanco Holding S.A. in the above specified position.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: ARTEMIO BERTHOLINI

Professional Experience
Itaú Unibanco Holding S.A.
Effective Member of the Fiscal Council since April 2009
Main activity of the company: Holding.
Itaúsa – Investimentos Itaú S.A.
Effective Member of the Fiscal Council from April 2006 to April 2009
Main activity of the company: Holding.
Banco do Brasil S.A.
Effective Member of the Fiscal Council in April 2001 and from March 2003 to April 2005. Alternate Member of the Board od Directors from September 2001 to December 2002.
Teacher activity
He taught at the Pontifical Catholic University - PUC - SP - Audit and Expertise: Professor of February 1976 to December 1983, USP - Universidade de Sao Paulo - FEA: Professor of February 1981 to December 1983.

Education: Bachelor’s degree in Economy, (1969) and Accounting Science, (1972), and master’s degree in Accounting Science and Finance, (2004) from Pontifícia Universidade Católica de São Paulo. Ph.D. in Business Administration, (2005) from Florida Christian University, Orlando, USA.

II - Indication of all management positions they hold or have held in publicly held companies
✓	Itaú Unibanco Holding S.A., Itaúsa – Investimentos Itaú S.A. and Banco do Brasil S.A. in the above specified positions.
✓
Additionally, Effective Member of the Fiscal Council of Indústrias Romi S.A. in 2009, Alternate Deputy Member of the Fiscal Council of  Arcelor Brasil S.A. in 2006 and 2007, Effective Member of the Board of Directors of AMERICEL S.A. in 2002 and Alternate Deputy Member of the Board of Directors of TELET S.A. in 2002.

Name: ALBERTO SOZIN FURUGUEM

Professional Experience
Itaú Unibanco Holding S.A.
Effective member of the Fiscal Council since April 2006, Alternate member of the Fiscal Council from March 2003 to April 2006
Main activity of the company: Holding.
Banco Central do Brasil S.A.
Economist, head of the Economics Department (1981/1983), Director (1985), Delegate in São Paulo (1991/1992)

Itaú Unibanco Holding S.A. – 2010 Reference Form	187

Ministry of Finance
Advisor to the Minister (Mário Henrique Simonsen mandate)
Government of the State of Rio de Janeiro
Director of the Development Bank (1975/1979)
Teaching experience.
He taught Economics at the Instituto Militar de Engenharia and Universidade de Brasília and Currencies and Banks at the Universidade do Distrito Federal
Current professional activity
Economics advisor, own office
Trade association of Rio de Janeiro
Director and member of the Business Council of Economic Policies (unpaid activity)
Conjuntura Econômica Magazine of Fundação Getúlio Vargas.
Writes every two months an article about the macroeconomics theme (unpaid activity)

Academic Background: Economist, post-graduate degree (Masters) from Fundação Getúlio Vargas.

II - Indication of all management positions he holds or has held in publicly-held companies
✓	Itaú Unibanco Holding S.A. in the above specified position.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: JOSÉ CARUSO CRUZ HENRIQUES

Professional Experience
Itaú Unibanco Holding S.A.
Alternate Fiscal Councilor since April 2011.
Principal activity of the company: Multiple-service banking with commercial portfolio.
Itaú Unibanco S.A.
Managing director from December 1988 to August 2003
Principal activity of the company: Multiple-service banking with commercial portfolio.
BFB LEASING S.A. Arrendamento Mercantil
Director from June 1997 to July 2003
Principal activity of the company: Commercial leasing
Banco Itauleasing S.A.
Member of the Board of Directors from December 1994 to September 2003
Principal activity of the company: Multiple-service banking with commercial portfolio.
Banco Itaucard S.A.
Director from December 1999 to April 2003
Principal activity of the company: Multiple-service banking with commercial portfolio
Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.
Managing Director from April 1994 to July 2003
Principal activity of the company: Securities dealer
Banco Itaú Cartões S.A.
Director from April to October 2000
Principal activity of the company: Multiple-service banking with commercial portfolio
Itautec Componentes da Amazônia S.A. - Itaucam
Director  from April 1993 to April 2003
Principal activity of the company: Commercialization of information technology hardware
Corhen Serviços ltda.
Executive President since 2003
Principal activity of the company: Service provider – virtual offices

Academic Background:
Bachelor’s degree in Law from the Universidade de São Paulo (SP) in 1971; Post-graduate degree in Business Administration from the Fundação Getúlio Vargas (SP) in 1979.

Itaú Unibanco Holding S.A. – 2010 Reference Form	188

II - Indication of all management positions he holds or has held in publicly-held companies

✓	Itaú Unibanco Holding S.A, Itaú Unibanco S.A. and BFB Leasing S.A. – Arrendamento Mercantil, in the positions specified above.
✓
b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: JOÃO COSTA

Professional Experience
Itaúsa – Investimentos Itaú S.A.
Alternate member of the Fiscal Council since April 2009
Main activity of the company: Holding.
Itaú Unibanco Holding S.A.
Alternate member of the Fiscal Council since May 2009
Main activity of the company: Holding
Itaú Unibanco S.A.
Managing Director from April 1997 to April 2008
Main activity of the company: Multiple-service banking, with commercial portfolio
FEBRABAN - Brazilian Federation of Bank Associations
Effective Member of the Fiscal Council from April 1977 to August 2008
FENABAN -  Brazilian Federation of Banks
President from April 1997 to March 2001
Effective Member of the Fiscal Council from April 1977 to August 2008
IBCB – Brazilian Institute of Banking Science
Effective Member of the Fiscal Council from April 1977 to August 2008
State of São Paulo Bank Association
Effective Member of the Fiscal Council from April 1977 to August 2008

Academic Background: Economist from Faculdade de Economia São Luiz – São Paulo, specialization in Business Administration from FEA/USP. Management Program for Executives – University of Pittsburgh

II - Indication of all management positions he holds or has held in publicly-held companies
✓	Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A. and Itaú Unibanco S.A. in the above specified positions.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity – NO

Name: ERNESTO RUBENS GELBCKE

Professional Experience
Itaú Unibanco Holding S.A.
Alternative Member of the Fiscal Council since April 2011
Main activity of the company: Holding.
Directa Auditores and Directa PKF
Founding Partner (1976) and Chairman. Registered with CVM (Brazil) and PCAOB (US)
Main activity of the company: Auditing and Consulting
Arthur Andersen Brazil
Auditor for 11 years, from May 1965 to April 1976
Main activity of the company: Auditing and Consulting
S.A. Ind. Reunidas F. Matarazzo  e Nec do Brasil S.A.
Effective Member of the Fiscal Council in 1989 and 1988, respectively;
Main activity of the company: Industrial
IASB- International Accounting Standards Board
Member of the Steering Committee from January 1990 to December 1996
Main activity of the company:  Issuer of the International Financial Accounting Standards (IFRS)

Itaú Unibanco Holding S.A. – 2010 Reference Form	189

CPC Comitê de Pronunciamento Contábeis do Brasil (Brazilian Accounting Pronouncements Committee)
Effective Member of this entity. From 2006 to 2011 – Technical Vice-Coordinator
Main activity of the company: Issue of Accounting Standards in Brazil according to IASB/IFRS
IBGC – Instituto Brasileiro de Governança Corporativa (Brazilian Institute of Corporate Governance)
Certification of Member of the Fiscal Council and Member of the Board of Directors in 2010
Academic Work and as a Writer
Faculdade de Economia, Administração e Contabilidade de São Paulo – FEA USP
Professor in graduate and postgraduate courses from January 1971 to December 2003
Fipecafi – Fundação de Pesquisa em Contabilidade, Atuária e Finanças (Accounting, Actuarial and Finance Research Foundation)
Founding Member on August 1, 1974 and Member of the Board of Trustees until 1997.
Co-Author of books, including:
-Manual de Contabilidade das Sociedades por Ações (Accounting Manual for Corporations), 1976
-Manual de Contabilidade Societária (Corporate Accounting Manual), 2010
Both by Fipecafi and Editora Atlas with distinguished professors of FEA-USP
Author and Co-Author of Technical Opinions on accounting and corporate topics

Education: Bachelor’s degree in Accountancy from FEA/USP, 1969 and postgraduate degree from FEA/USP from 1970 and 1974.
Specialization in Accounting, Taxes, Costs, IT and Systems through Arthur Andersen, from 1965 to 1976.

II - Indication of all management positions he holds or has held in publicly-held companies
✓	Itaú Unibanco Holding S.A. in the position specified above.
✓
Effective Member of the Fiscal Council of COPEL – Cia. Paranaense de Energia Elétrica from 2000 to 2004, RIPASA, in 2003, CST – Companhia Siderúrgica de Tubarão, in 2005, and Arcelor Brasil, in 2006 and 2007.

✓	Alternative Member of the Fiscal Council of Banco do Brasil S.A. in 2005, AMBEV – Companhia de Bebidas das Américas, in 2007, 2008 and 2009, and Perdigão S.A., in 2009.
✓	Effective Member of the Board of Directors of TELET in 2002, and Alternative Member of the Board of Directors of AMERICEL S.A. in 2002.

b) Description of any of the following events that may have taken place over the past five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

12.9 With respect to the members of the Board of Directors and the Fiscal Council of the Issuer, please declare any marital relationship, stable union or kinship extended to relatives once removed between them:

See item 12.12 on this form.

Itaú Unibanco Holding S.A. – 2010 Reference Form	190

12.10 With respect to the members of the Board of Directors and the Fiscal Council of the Issuer, please provide information on the subordination, services provision or control relationships maintained for the last three years between them:

Fiscal Year	12/31/2010
Identification
	Individual Taxpayer’s Registry(CPF) / Entity	Relationship with the administrator
Function / Place	Taxpayer’s Registry Number (CNPJ )	and the related person	Type of related person

Administrator of the issuer
Ricardo Vilela Marino	252.398.288-90	Subordination	Direct subsidiary
Board´s Member
Related Person
Itaú Unibanco S.A.	60.701.190/0001-04
Vice- President
Observation
Participates in the controller group

Administrator of the issuer
Alfredo Egydio Setubal	014.414.218-07	Subordination	Direct subsidiary
Board´s Member and Vice-President
Related Person
Itaú Unibanco S.A.	60.701.190/0001-04
Vice- President
Observation
Participates in the controller group

Administrator of the issuer
Roberto Egydio Setubal	007.738.228-52	Subordination	Direct subsidiary
Board´s Vice-President and CEO
Related Person
Itaú Unibanco S.A.	60.701.190/0001-04
CEO
Observation
Participates in the controller group

12.11. Describe provisions in any agreements, including insurance policies, that provide for the payment or reimbursement of expenses supported by management members arising from indemnity for damages caused to third parties or the Issuer, from penalties imposed by state agents, or from agreements that aim at end administrative or legal proceedings due to the performance of their functions

In compliance with its policy, the Issuer has a civil liability insurance policy in effect for directors and officers (“D&O”), aimed at ensuring to the management members of the Issuer and its subsidiaries, under the policy terms, the payment or reimbursement of expenses if the personal assets of these management members are affected by their personal, joint or subsidiary liability as a result of lawsuits, administrative proceedings or arbitration procedures, including but not limited to, those of civil, labor, tax, consumer or pension nature, or because of the negligence of a corporate entity, related to the activities of the Issuer or its subsidiaries, as well as a result of any written claim or civil lawsuit, administrative proceeding, or regulatory or arbitration procedure related to the violation of Federal, state and/or municipal laws and rules, or foreign rules or regulations, or rules or regulations that govern securities. The current policy establishes a maximum indemnity limit of US$ 150,000,000.00, subject to sublimits and deductibles for each item covered. The D&O insurance premiums paid in 2010 amounted to R$ 3,973,650.60, including Financial Operations Tax (“IOF”) and issuance policy costs.

12.12 Supply other information that the Issuer may deem relevant

12.6 / 12.8 Composition and professional experience of the Directors and the Fiscal Council

All members of the Board of diretors reported in item 12.6 / 12.8 the list of the positions they occupy on the Board, the Supervisory Board, Committees and Other executives at other companies or entities.

Please be advised that the possession of reelection / election of directors of the company are pending approval of the Central Bank of Brazil and in order that the CVM’s system (Empresas.Net) does not allow the field "date of possession" is blank, record the date of election.

Itaú Unibanco Holding S.A. – 2010 Reference Form	191

Additional information of items 12.9. and 12.10.
12.9. Provide the existence of any marital relationship, stable union or kinship extended to relatives once removed between:
a) Management of the issuer
b) (I) Management of the issuer and (II) managers of the controller groups, directs or indirects, of the issuer;
c) (I) Management of the issuer or their subsidiaries, directs or indirects e (II) direct or indirect controlling groups of the issuer
d) (I) Management of the issuer and (II) managers of direct and indirect subsidiaries of the issuer

Management positions
		Issuer	Parent companies
			Direct	Indirect			Interest in
		Itaú Unibanco Holding	Iupar - Itaú Unibanco	Itaúsa - Investimentos	Cia. E. Johnston de		the
		S.A.	Participações S.A.	Itaú S.A.	Participações	Companhia Esa	controlling
Name	CPF	CNPJ 60.872.504/0001-23	CNPJ 04.676.564/0001-08	CNPJ 52.117.397/0001-08	CNPJ 04.679.283/0001-09	CNPJ 52.117.397/0001-08	stake
VILLELA Block

1) Maria de Lourdes Egydio Villela	007.446.978-91	-o-	-o-	Vice-chairwoman of the Board of Directors	-o-	-o-	Yes

Children:
Ricardo Villela Marino	252.398.288-90	Board member	Director	-o-	-o-	-o-	Yes
Rodolfo Villela Marino	271.943.018-81	-o-	Alternate board member	Alternate board member	-o-	Executive vice-president	Yes
Siblings:
2) Alfredo Egydio Arruda Villela Filho	066.530.838-88	Vice-chairman of the board of directors	Board member	Board member	-o-	Executive director	Yes
CEO
3) Ana Lúcia de Mattos Barretto Villela	066.530.828-06	-o-	-o-	-o-	-o-	-o-	Yes
SETUBAL Block
Siblings:
1) Alfredo Egydio Setubal	014.414.218-07	Board member and Executive vice-president	CEO	Vice-chairman of the board of directors	-o-	-o-	Yes
Children:
Alfredo Egydio Nugent Setubal	407.919.708-09	-o-	-o-	-o-	-o-	-o-	Yes
Marina Nugent Setubal	384.422.518-80	-o-	-o-	-o-	-o-	-o-	Yes
2) José Luiz Egydio Setubal	011.785.508-18	-o-	-o-	-o-	-o-	-o-	Yes
Children:
Beatriz de Mattos Setubal	316.394.318-70	-o-	-o-	-o-	-o-	-o-	Yes
Gabriel de Mattos Setubal	348.338.808-73	-o-	-o-	-o-	-o-	-o-	Yes
3) Maria Alice Setubal	570.405.408-00	-o-	-o-	-o-	-o-	-o-	Yes
Children:
Fernando Setubal Souza e Silva	311.798.878-59	-o-	-o-	-o-	-o-	-o-	Yes
Guilherme Setubal Souza e Silva	269.253.728-92	-o-	-o-	-o-	-o-	-o-	Yes
Tide Setubal Souza e Silva Nogueira	296.682.978-81	-o-	-o-	-o-	-o-	-o-	Yes
4) Olavo Egydio Setubal Júnior	006.447.048-29	-o-	-o-	-o-	-o-	-o-	Yes
Children:
Bruno Rizzo Setubal	299.133.368-56	-o-	-o-	-o-	-o-	-o-	Yes
Camila Rizzo Setubal	350.572.098-41	-o-	-o-	-o-	-o-	-o-	Yes
Luiza Rizzo Setubal	323.461.948-40	-o-	-o-	-o-	-o-	-o-	Yes
5) Paulo Setubal Neto	638.097.888-72	-o-	-o-	Board member	-o-	-o-	Yes
Children:
Carolina Marinho Lutz Setubal	077.540.228-18	-o-	-o-	-o-	-o-	-o-	Yes
Júlia Guidon Setubal	336.694.358-08	-o-	-o-	-o-	-o-	-o-	Yes
Paulo Egydio Setubal	336.694.318-10	-o-	-o-	-o-	-o-	-o-	Yes
6) Ricardo Egydio Setubal	033.033.518-99	-o-	Alternate vice-chairman of the board of directors	Alternate board member	-o-	Executive director	Yes
Daughter:		-o-
Patricia Ribeiro do Valle Setubal	230.936.328-62	-o-	-o-	-o-	-o-	-o-	Yes
7) Roberto Egydio Setubal	007.738.228-52	Vice-chairman of the board of directors	Vice-chairman of the board of directors	Executive managing vice- president	-o-	CEO	Yes
Children:		and CEO
Mariana Lucas Setubal	227.809.998-10	-o-	-o-	-o-	-o-	-o-	Yes
Paula Lucas Setubal	295.243.528-69	-o-	-o-	-o-	-o-	-o-	Yes
8) O.E. Setubal S.A.	61.074.456/0001-90	-o-	-o-	-o-	-o-	-o-	Yes
MOREIRA SALLES Block
Siblings:							Yes
1) Fernando Roberto Moreira Salles	002.938.068-53	Board member	Board member	-o-	Diretor	-o-	Yes
2) João Moreira Salles	667.197.397-00	-o-	Alternate chairman of the board of directors	-o-	Diretor	-o-	Yes
3) Pedro Moreira Salles	551.222.567-72	Chairman of the board of directors	Chairman of the board of directors	-o-	Diretor	-o-	Yes
4) Walther Moreira Salles Júnior	406.935.467-00	-o-	Alternate board member	-o-	Diretor	-o-	Yes

Itaú Unibanco Holding S.A. – 2010 Reference Form	192

12.10 Provide the subordination, services provision or control relationships maintained for the past three years between the issuer’s management members and:
a) Issuer’s direct or indirect subsidiary
b) Issuer’s direct or indirect controlling group
c) If relevant, supplier, client, debtor or creditor of the issuer, its subsidiaries or parent companies or subsidiaries of any of these people

Subordination relationship - management members of Itaú Unibanco Holding S.A.
		Subsdiaries				Parent companies
						Direct		Indirect		Interest in
		Itaú Unibanco S.A.	Banco Itaú BBA S.A.	Itauseg Participações S.A.	Banco Itaucard S.A.	Iupar - Itaú Unibanco Participações S.A.	Itaúsa - Investi- mentos Itaú S.A.	Cia. E. Johnston de Participações	Companhia Esa	the controlling
Name	CPF	CNPJ 60.701.190/0001-04	CNPJ 17.298.092/0001-30	CNPJ 07.256.507/0001-50	CNPJ 17.192.451/0001-70	CNPJ 04.676.564/0001-08	CNPJ 52.117.397/0001-08	CNPJ 04.679.283/0001-09	CNPJ 52.117.397/0001-08	stake
VILLELA Block
1) Maria de Lourdes Egydio Villela	007.446.978-91	-o-	-o-	-o-	-o-	-o-	Vice-chairwoman of the board of directors	-o-	-o-	Yes
Children:
Ricardo Villela Marino	252.398.288-90	Executive vice-president	-o-	-o-	-o-	Director	-o-	-o-	-o-	Yes
Rodolfo Villela Marino	271.943.018-81	-o-	-o-	-o-	-o-	Alternate board member	Alternate board member	-o-	Executive vice-president	Yes
Siblings:
2) Alfredo Egydio Arruda Villela Filho	066.530.838-88	-o-	-o-	-o-	-o-	Board member	Board member CEO	-o-	Executive director	Yes
3) Ana Lúcia de Mattos Barretto Villela	066.530.828-06	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
SETUBAL Block
Siblings:
1) Alfredo Egydio Setubal	014.414.218-07	Executive vice-president	Board member	-o-	Executive vice-president	CEO	Vice-chairman of the board of directors	-o-	-o-	Yes
Children:
Alfredo Egydio Nugent Setubal	407.919.708-09	-o-	-o-	-o-	-o-
Marina Nugent Setubal	384.422.518-80	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
2) José Luiz Egydio Setubal	011.785.508-18	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
Children:
Beatriz de Mattos Setubal	316.394.318-70	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
Gabriel de Mattos Setubal	348.338.808-73	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
3) Maria Alice Setubal	570.405.408-00	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
Children:
Fernando Setubal Souza e Silva	311.798.878-59	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
Guilherme Setubal Souza e Silva	269.253.728-92	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
Tide Setubal Souza e Silva Nogueira	296.682.978-81	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
4) Olavo Egydio Setubal Júnior	006.447.048-29	-o-	-o-	Vice-chairman of the board of directors		-o-	-o-	-o-	-o-	Yes
Children:
Bruno Rizzo Setubal	299.133.368-56	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
Camila Rizzo Setubal	350.572.098-41	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
Luiza Rizzo Setubal	323.461.948-40	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
5) Paulo Setubal Neto	638.097.888-72	-o-	-o-	-o-	-o-	-o-	Board member	-o-	-o-	Yes
Children:
Carolina Marinho Lutz Setubal	077.540.228-18	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
Júlia Guidon Setubal	336.694.358-08	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
Paulo Egydio Setubal	336.694.318-10	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
6) Ricardo Egydio Setubal	033.033.518-99	-o-	-o-	-o-	-o-	Alternate vice-chairman of the board of directors	Alternate board member	-o-	Executive director	Yes
Daughter:			-o-
Patricia Ribeiro do Valle Setubal	230.936.328-62	230.936.328-62	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
7) Roberto Egydio Setubal	007.738.228-52	CEO	Chairman of the board of directors	Chairman of the board of directors	-o-	Vice-chairman of the board of directors	Executive managing vice-president	-o-	CEO	Yes
Children:
Mariana Lucas Setubal	227.809.998-10	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
Paula Lucas Setubal	295.243.528-69	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
8) O.E. Setubal S.A.	61.074.456/0001-90	-o-	-o-	-o-	-o-	-o-	-o-	-o-	-o-	Yes
MOREIRA SALLES Block
Siblings:										Yes
1) Fernando Roberto Moreira Salles	002.938.068-53	-o-	-o-	-o-	-o-	Board member	-o-	Director	-o-	Yes
2) João Moreira Salles	667.197.397-00	-o-	-o-	-o-	-o-	Alternate chairman of the board of directors	-o-	Director	-o-	Yes

3) Pedro Moreira Salles	551.222.567-72	-o-	Vice-chairman of the board of directors	-o-	-o-	Chairman of the board of directors	-o-	Director	-o-	Yes
4) Walther Moreira Salles Júnior	406.935.467-00	-o-	-o-	-o-	-o-	Alternate board member	-o-	Director	-o-	Yes

Itaú Unibanco Holding S.A. – 2010 Reference Form	193

13. MANAGEMENT CONPENSATION

13.1 Describe the policy or practice for the compensation of the Board of Directors, statutory and non-statutory Board of Officers, the Fiscal Council, statutory committees and Audit, Risk, Financial and Compensation Committees, addressing the following aspects:

a. objectives of the compensation policy or practice

The objective of the Issuer’s compensation policy is to attract, reward, retain and stimulate the management in the conduct of the Issuer’s business, enabling the Issuer to achieve sustainable results. The Issuer thus believes that the policy strengthens and creates better conditions for the development of the company, for its management and employees, always in line with the shareholders’ interests.

At the time the Issuer’s compensation policy was established, values aligned with those adopted by the market and with the Issuer’s strategy are considered, as well as the effective risk management over time, so as not to encourage behavior that increases risk exposure above the levels considered prudent. The Issuer privileges variable compensation, which corresponds to a significant portion of the total compensation paid to the management. The structure of governance of the compensation comprises clear and transparent processes.

In order to achieve the objectives mentioned above, the Issuer counts on a body named Personnel Committee, subordinated to the Board of Directors, that has as the main duty to develop and review the compensation policy for management members and employees of the Issuer, proposing the several fixed and variable compensation schemes to the Board of Directors, and benefits and special recruiting and leave programs, being also responsible for the definition of the global amount (Pool) payable as bonus to each area.
Taking into account the increasing discussions about the compensation of financial institutions management and aiming at aligning the best governance practices introduced in this country and abroad, as well as to ensure the balance of the institution’s risk management practices, the Issuer created a specific committee, referred to as the Compensation Committee, to discuss the compensation of the major executives of the Itaú Unibanco Conglomerate, equally subordinated to the Board of Directors, whose main duties are: (a) to discuss and analyze the current compensation models for Itaú Unibanco S.A. and Banco Itaú BBA S.A. (including the Treasury area); (b) to propose a compensation package for the Chief Executive Officer of the Issuer for approval by the Board of Directors; (c) to evaluate and approve the compensation packages proposed by the Chief Executive Officer, the Executive Vice-Presidents of Banco Itaú S.A., the Chief Executive Officer and Managing Vice-Presidents of Banco BBA S.A., including fixed and variable fees, and benefits and long-term incentives; and (d) to approve the granting of stock options of the Itaú Unibanco Conglomerate, the Committee being responsible for institutional decisions within the scope of stock option plans sponsored by the Issuer.

In addition to the Personnel and Compensation Committees, the Appointments and Corporate Governance Committee was established, whose main responsibility is to monitor the Issuer’s governance, especially regarding topics related to the Board of Directors. Accordingly, the Appointments and Governance Committee is responsible for the process for assessing the performance of the Board of Directors, and it should (i) recommend processes for assessment of the Board of the Directors, the members and Chairman of the Board, Committees and Chief Executive Officer; and (ii) provide methodological and procedural support for the assessment of the Board of Directors, the members and Chairman of the Board, Committees and Chief Executive Officer.

It is also incumbent upon the Appointments and Corporate Governance Committee to propose the division, among the members of the Board of Directors, of the aggregate fixed compensation established by the Annual Stockholders Meeting.

Regarding the benefit policy, noteworthy are the benefits focused on health (health and dental care plans) and the private pension plan.

b. compensation composition, indicating:

i. Description of the compensation elements and the objectives of each one of them

Itaú Unibanco Holding S.A. – 2010 Reference Form	194

Board of Directors

The annual compensation of the members of the Board of Directors of the Issuer is composed of (i) monthly fixed fees; (ii) long-term variable compensation (a stock option plan); and (iii) a benefit plan. The maximum compensation amounts are defined at the Annual Shareholders’ Meeting, based on the limits imposed by the Stock Option Plan, taking into consideration that the division of the amounts among the members is carried out according to the proposal of the Appointments and Corporate Governance Committee, subject to the approval of the Board of Directors.

The Issuer favors long-term variable compensation, which corresponds to a significant portion of the total compensation paid to the members of the Board of Directors. Accordingly, the stock option plan, in addition to attracting, motivating and integrating the management in the process of developing the institution in the medium and long terms, offers them the opportunity to take part in the appreciation that their work and dedication has brought to the stocks of the Issuer. Additionally, the plan aligns the interests of the management with those of the Issuer's shareholders, as the risks and earnings provided by the appreciation of its stocks are shared.

In the event that a member of the Board of Directors of the Issuer is also part of the Board of Officers of the Issuer or of its controlled companies, her/his compensation will be subject to the policy of the area in which she/he is a Director.

Board of Officers

The Issuer does not have any non-statutory directors, and the annual compensation of the members of the Board of Officers is composed of (i) monthly fixed fees; (ii) short-term variable compensation (special fees and profit sharing, paid on an annual basis bonus); (iii) long-term variable compensation (a stock option plan); and (iv) a benefit plan. The maximum compensation amounts are defined at the Annual Shareholders’ Meeting, based on the limits imposed by Article 152 of Law No. 6,404/76 and by the limits imposed by the Stock Option Plan.

The Issuer favors the short and long-term variable compensation, which correspond to the biggest portion of total compensation paid to the members of the Board of Officers. The periodicity of profit sharing is annual (with a semi-annual advance) and its purpose is to reward the contribution of each Director for the results achieved by the Issuer in a certain year.

The main purpose of the stock option plan of the Issuer is to attract, and motivate and integrate the executives and employees into the process of developing the institution in the medium and long terms, offering them the opportunity to take part in the appreciation that their work and dedication has brought to the stocks of the Issuer. Additionally, the plan aligns the interests of the management with those of the Issuer's shareholders, as the risks and earnings provided by the appreciation of its stocks are shared.

Fiscal Council

The total annual compensation of the members of the Fiscal Council of the Issuer is established at the Annual Shareholders' Meeting, subject to the approval of the Board of Directors. Pursuant to the legislation, such compensation cannot be lower, for each acting member, than 10% of the fixed compensation assigned to each Director (i.e., not including benefits, representation allowances and profit sharing assigned to Directors). Thus, the members of the Fiscal Council receive only monthly fixed compensation and they are not eligible for the benefit policy.

Audit Committee

The compensation of the members of the Audit Committee of the Issuer is composed of (i) monthly fixed fees; and (ii) a benefit plan.

For the members of the Audit Committee who are also part of the Board of Directors of the Issuer, the compensation policy of the Board of Directors is applied.

Itaú Unibanco Holding S.A. – 2010 Reference Form	195

Committees

The members of the other statutory or non-statutory committees of the Issuer are compensated according to their duties in the executive bodies or areas in which they work, and they do not receive a specific compensation for belonging to the committees.

ii. The proportion of each element in total compensation

For the Board of Directors of the Issuer, the fixed, long-term variable compensation and benefits policy provides for 49%, 49% and 2%, respectively, of total compensation.

For the Board of Officers of the Issuer, the fixed, short and long-term variable compensation and benefits in 2010 corresponded to 8%, 63%, 24% and 3% respectively, of total compensation. 2% were paid as a benefit for the termination of the term of office.

For the Audit Committee of the Issuer, the fixed compensation and benefits in 2010 corresponded to 94% and 6%, respectively, of total compensation.

Regarding the Fiscal Council, the fixed compensation of its members corresponds to 100% of total compensation.

It should be noted that i) the aforementioned proportions do not include possible charges supported by the Issuer arising from the compensation to be paid and ii) the elements of total compensation vary according to the difference of behavior of each portion of compensation: on the one hand, the stability of fixed compensation and benefits, and on the other hand, the variable compensation which is influenced by the individual performance, the Issuer's results and the appreciation of shares.

iii. Calculation and adjustment methodology for each of the compensation elements

Monthly fixed fees

Monthly fixed fees are agreed with management and are based on internal equality, providing mobility of management across the businesses of the Issuer.

Short-term variable compensation (annual profit sharing)

Short-term variable compensation takes into consideration the influence of two factors on the profit sharing base amount: (a) the results of the Issuer’s operations; and (b) the management member performance.

Long-term variable compensation (stock option plan of the Issuer)

Long-term variable compensation takes into consideration the duties performed by the management member and, for officers, the amount received as short-term variable compensation.

Benefit plan

The benefit plan is compatible with the market practices, and the main benefits are health care and private pension plans.

iv. Reasons that justify the elements of compensation

The Issuer favors variable compensation in the short and long terms, which correspond to the largest portion of the total compensation paid to management. Such a practice is aimed at aligning the risk management in the short, medium and long terms, in addition to providing benefits to management in the same proportion that their performance benefits the Issuer and its shareholders.

Itaú Unibanco Holding S.A. – 2010 Reference Form	196

c. main performance indicators that are taken into consideration in determining each compensation element

The short and long-term variable compensation (profit sharing and stock option plans of the Issuer) represents a significant portion of total compensation received by management and is greatly influenced by performance indicators. The first performance indicator to be taken into consideration when setting the amount of such portions is the Issuer’s earnings. Then, for officers, the individual’s performance is assessed taking into consideration financial, process, client satisfaction and people management indicators, in addition to indicators for cross-goals in relation to the other areas of the Issuer.

Monthly fixed fees and the benefit plan represent the smallest portion of total compensation received by management and are not affected by performance indicators.

d. how the compensation is structured to reflect the evolution of performance indicators

As mentioned above, a significant portion of the total compensation of management is provided through variable compensation, which is considerably influenced by performance indicators. Therefore, the better the indicators, the higher the compensation and vice versa.

e. how the compensation policy or practice is aligned with the company’s short-, medium- and long-term interests

As mentioned in item “c” above, the Issuer favors variable compensation in the short and long terms, which correspond to a significant portion of the total compensation paid to management. Such practice aims at aligning the risk management in the short, medium and long terms, in addition to providing benefits to management in the same proportion that their performance benefits the Issuer and its shareholders.

Taking into consideration that the compensation of management is affected by the results of the Issuer, including the risks assumed by the latter, we believe that the compensation policy causes the management interests to be aligned with those of the Issuer.

f. existence of compensation supported by direct or indirect subsidiaries, controlled or controlling companies:

The compensation of many members of the Board of Directors and Board of Officers is provided by controlled companies (see sub-item 13.15), taking into consideration that the amounts indicated in sub-item 13.2 already include the compensation paid by the Issuer and its subsidiaries, controlled or controlling companies.

g. existence of any compensation or benefit related to the occurrence of a certain corporate event, such as the disposal of the issuer’s shareholding control

Currently, there is no – and neither is there foreseen in the Issuer’s compensation policy – compensation or benefit tied to the occurrence of a certain corporate event, such as the disposal of the Issuer’s shareholding control.

13.2 With respect to the compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council recognized in the income or loss for the past three years and to that determined for the current year, please prepare a table containing:

As permited by the local authority, we included data referring to the fiscal years of 2009 and 2010.

In 2009, at the Annual Shareholders’ Meeting, the aggregate compensation to be paid to the members of the Board of Directors was approved in the amount of R$ 20 million, whereas the compensation to be paid to members of the Board of Officers was approved in the amount of R$ 80 million. Regarding the Fiscal Council, the monthly individual compensation of R$ 12 thousand was approved to the effective members and R$ 5 thousand to deputy members. Of these amounts, the following were spent.

In addition to the compensation established at the Shareholders’ Meeting, the management members received in 2009 (i) Issuer’s profit sharing, and (ii) share-based compensation, under the provision of the stock option plan of the Issuer, as follows:

Itaú Unibanco Holding S.A. – 2010 Reference Form	197

	2009	R$, except if otherwise indicated
a	Body	Board of Directors	Statutory Officers	Fiscal Council	Total
b	number of members (people)	9.17	16.00	5.50	30.67
c	compensation segregated into:
	i annual fixed compensation, segregated into:	4,417,350	11,788,495	719,075	16,924,921
	. salary or management fees	3,525,475	9,325,712	587,000	13,438,187
	. direct and indirect benefits	98,644	364,498	N/A	463,141
	. compensation for participating in committees	N/A	N/A	N/A	N/A
	. other	793,232	2,098,285	132,075	3,023,592
	ii variable compensation, segregated into:	N/A	80,744,962	N/A	80,744,962
	. bonuses	N/A	N/A	N/A	N/A
	. profit sharing	N/A	55,419,281	N/A	55,419,281
	. compensation for attending meetings	N/A	N/A	N/A	N/A
	. commissions	N/A	N/A	N/A	N/A
	. other	N/A	25,325,681	N/A	25,325,681
	iii post-employment benefits:	64,812	4,641,338	N/A	4,706,150
	iv benefits arising from the termination of mandate	N/A	559,670	N/A	559,670
	v stock-based compensation	3,652,531	35,791,670	N/A	39,444,200
d	amount, per body, of the compensation of the Board of Directors, statutory officers and Fiscal Council	8,134,692	133,526,136	719,075
e	amount of compensation of the Board of Directors, statutory officers and Fiscal Council				142,379,903

Note:
1.           There are five members that comprise the Board of Directors of the Issuer who also perform executive functions, which is the reason their compensation is defined according to the provisions of the compensation policy adopted for Officers. Accordingly, the amounts referring to the compensation of such members are fully included only in the table related to the compensation of the Issuer’s Executive Board. This note is also applicable to items 13.3, 13.5, 13.6, 13.7, 13.8, 13.10, 13.13 and 13.15.
2.           The number of members of each body corresponds to the annual average number of members of each body computed on a monthly basis, according to the guideline set out in the Circular Letter/CVM/SEP/No. 03/2010. This note is also applicable to item 13.3.
3.           The amounts mentioned in item “c, ii – other” correspond to special fees and, together with the profit sharing described in the table below, comprise the short-term variable compensation paid by the Issuer. The payment criteria related to these fees are the same as those adopted for the payment of short-term variable compensation, as detailed in item 13.1.
4.           The share-based compensation was calculated in compliance with the accounting standards that address this topic – CPC 10. In the Issuer’s consolidated financial statements, this compensation is disclosed in Note 17 – Related Parties, letter “b” Compensation of the Management Key Personnel.
5.           The compensation of many members of the Board of Directors and Board of Officers is provided by controlled companies (see sub-item 13.15), taking into consideration that the amounts indicated in item 13 already include the compensation paid by the Issuer and its subsidiaries, controlled or controlling companies.
6.           The average compensation amount per member in 2009 was: Board of Directors, R$ 887 thousand and  Statutary Officers R$ 8.345 thousand.

In 2010, the Shareholders’ Meeting has approved an aggregate amount of R$ 10,000,000.00 (ten million reais) to the members of the Board of Directors and R$ 105,000,000.00 (one hundred and five million reais) to members of the Board of Officers. For the members of the Fiscal Council, a monthly individual compensation of R$ 12 thousand to effective members and R$ 5 thousand to deputy members; of these amounts, the following were spent .

In addition to the compensation established at the Shareholders’ Meeting, the management members received in 2010 (i) Issuer’s profit sharing, and (ii) share-based compensation, under the provision of the stock option plan of the Issuer, as follows:
2010		R$, except if otherwise indicated
a	body	Board of Directors	Statutory Officers	Fiscal Council	Total
b	number of members (people)	8.00	15.67	5.42	29.09
c	compensation segregated into:
	i annual fixed compensation, segregated into:	3,682,454	11,488,008	706,825	15,877,287
	. salary or management fees	2,914,500	8,953,504	577,000	12,445,004
	. direct and indirect benefits	112,191	519,966	N/A	632,157
	. compensation for participating in committees	N/A	N/A	N/A	N/A
	. Other	655,763	2,014,538	129,825	2,800,126
	ii variable compensation, segregated into:	N/A	82,191,168	N/A	82,191,168
	. bonuses	N/A	N/A	N/A	N/A
	. profit sharing	N/A	44,477,350	N/A	44,477,350
	. compensation for participating in meetings	N/A	N/A	N/A	N/A
	. Commissions	N/A	N/A	N/A	N/A
	. Other	N/A	37,713,818	N/A	37,713,818
	iii post-employment benefits:	97,659	3,517,995	N/A	3,615,654
	iv benefits arising from the termination of mandate	N/A	1,827,660	N/A	1,827,660
	v stock-based compensation	7,394,585	28,695,231	N/A	36,089,816
d	amount, per body, of the compensation of the Board of Directors, statutory officers and Fiscal Council	11,174,698	127,720,062	706,825
e	amount of compensation of the Board of Directors, statutory officers and Fiscal Council				139,601,585

Itaú Unibanco Holding S.A. – 2010 Reference Form	198

Note:
1.           There are five members that comprise the Board of Directors of the Issuer who are also members of its Executive Board or of its controlled companies’ boards. In view of the executive duties performed by such members, their compensation is defined according to the provisions of the compensation policy adopted for directors. Accordingly, the amounts referring to the compensation of such members are fully included only in the table related to the compensation of the Issuer’s Executive Board. This note is also applicable to items 13.3, 13.5, 13.6, 13.7, 13.8, 13.10, 13.13 and 13.15.
2.           The compensation of many members of the Board of Directors and Board of Officers is provided by controlled companies (see sub-item 13.15), taking into consideration that the amounts indicated in item 13 already include the compensation paid by the Issuer and its subsidiaries, controlled or controlling companies.
3.           The average compensation amount per member in 2009 was: Board of Directors, R$ R$ 1.397 thousand and  Statutary Officers R$ 8.151 thousand.

For 2011, the Shareholders’ Meeting approved the aggregate amount of R$ 11,000,000.00 (eleven million reais) to the members of the Board of Directors and R$ 115,000,000.00 (one hundred and fifteen million reais) to members of the Board of Officers. The Board of Directors should distribute these amounts among the members of such bodies, according to the compensation policy of the Issuer, estimating that the amount shall be paid in the proportions described in the table below. It should be noted that the proposed aggregate amounts do not include possible charges to be supported by the Issuer arising from the compensation to be paid.

Regarding the members of the Fiscal Council, the Shareholders’ Meeting approved the monthly individual compensation of R$ 12,000.00 (twelve thousand reais) to effective members and R$ 5,000.00 (five thousand reais) to deputy members.

Estimated for 2011		R$, except if otherwise indicated
a	body	Board of Directors	Statutory Officers	Fiscal Council	Total
b	number of members (people)	8.00	15.00	6.00	29.00
c	compensation segregated into:
	i annual fixed compensation, segregated into:	10,600,000	24,525,000	749,700	35,874,700
	. salary or management fees	8,300,000	18,800,000	612,000	27,712,000
	. direct and indirect benefits	430,000	1,500,000	N/A	1,930,000
	. compensation for participating in committees	N/A	N/A	N/A	N/A
	. Other	1,870,000	4,225,000	137,700	6,232,700
	ii variable compensation, segregated into:	N/A	86,975,000	N/A	86,975,000
	. bonuses	N/A	N/A	N/A	N/A
	. profit sharing	N/A	Veja abaixo	N/A	Veja abaixo
	. compensation for participating in meetings	N/A	N/A	N/A	N/A
	. Commissions	N/A	N/A	N/A	N/A
	. Other	N/A	86,975,000	N/A	86,975,000
	iii post-employment benefits:	400,000	3,500,000	N/A	3,900,000
	iv benefits arising from the termination of mandate	N/A	N/A	N/A	N/A
	v stock-based compensation	Veja abaixo	Veja abaixo	N/A	Veja abaixo
d	amount, per body, of the compensation of the Board of Directors, statutory officers and Fiscal Council	11,000,000	115,000,000	749,700
e	amount of compensation of the Board of Directors, statutory officers and Fiscal Council				126,749,700

Itaú Unibanco Holding S.A. – 2010 Reference Form	199

In addition to the compensation established at the Shareholders’ Meeting, the members of the Board of Directors and the Board of Officers shall receive (i) Issuer’s profit sharing, which, under the provisions of paragraph 1, Article 152, of Law No. 6,404/76, as amended, is limited to the annual compensation of management or 10% of the company’s profits, whichever is lower; and (ii) share-based compensation, under the provisions of the stock option plan of the Issuer. It should be noted that the total number of options to be granted in any given year shall not exceed the limit of 0.5% of total shares of the Issuer that the majority and minority shareholders hold at the base date of the year-end balance sheet, taking into consideration that in the event that in a certain year the number of granted options is below the limit of 0.5% of total shares, the difference may be added when options are granted in any of the seven subsequent years.

13.3. With respect to the variable compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past tree years and to that determined for the current year, please prepare a table containing:

As permitted by the local authority, we included information relating to fiscal years of 2009 and 2010.

2009	R$, except if otherwise indicated
a Body	Board of Directors	Statutory Officers	Fiscal Council	Total
b number of member (people)	9.17	16.00	5.50	30.67
c With respect to bonuses:
i minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
ii maximum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
iii amount provided for in the compensation plan should the targets established be achieved	N/A	N/A	N/A	N/A
iv amount effectively recognized in income or loss for last year	N/A	N/A	N/A	N/A
d with respect to profit sharing:
i minimum amount provided for in the compensation plan	N/A	57,032,034	N/A	57,032,034
ii maximum amount provided for in the compensation plan	N/A	120,938,773	N/A	120,938,773
iii amount provided for in the compensation plan should the targets established be achieved	N/A	89,322,294	N/A	89,322,294
iv amount effectively recognized in income or loss for last year	N/A	80,744,962	N/A	80,744,962
Note: The expression “variable compensation” corresponds to special fees together with profit sharing, which comprise the short-term variable compensation paid by the Issuer. “Variable compensation” recognized in 2009, in the amount of R$80,744,962, comprises profit sharing in the amount of R$55,419,281, “special fees” in the amount of R$20,674,025, and INSS levied on special fees in the amount of R$6,927,028. If the result of transmitter were zero or negative, the minimum amount provided for in the compensation plan would be zero.

2010	R$, except if otherwise indicated
a Body	Board of Directors	Statutory Officers	Fiscal Council	Total
b number of member (people)	8.00	15.67	5.42	29.09
c With respect to bonuses:
i minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
ii maximum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
iii amount provided for in the compensation plan should the targets established be achieved	N/A	N/A	N/A	N/A
iv amount effectively recognized in income or loss for last year	N/A	N/A	N/A	N/A
d with respect to profit sharing:
i minimum amount provided for in the compensation plan	N/A	45,969,888	N/A	45,969,888
ii maximum amount provided for in the compensation plan	N/A	100,847,382	N/A	100,847,382
iii amount provided for in the compensation plan should the targets established be achieved	N/A	75,650,739	N/A	75,650,739
iv amount effectively recognized in income or loss for last year	N/A	82,191,168	N/A	82,191,168
Itaú Unibanco Holding S.A. – 2010 Reference Form	200

Note: “Variable compensation” recognized in 2010, in the amount of R$82,191,168, comprises profit sharing in the amount of R$44,477,350, “special fees” in the amount of R$30,786,790, and INSS levied on special fees in the amount of R$6,927,028. If the result of transmitter were zero or negative, the minimum amount provided for in the compensation plan would be zero.

In relation to the profit sharing and results for 2011, see clarification in item 13.2.

13.4. With respect to the plan on share-based compensation for the Board of Directors and Board of Statutory Officers in effect in the last year and determined for the current year, please describe:

a) general terms and conditions

The Issuer has been one of the first Brazilian companies to compensate executives with stock options, a practice that has been adopted since 1995. The current stock option plan of the Issuer,has been extended to the entire Itaú Unibanco Conglomerate, including its subsidiaries, and it is frequently revisited, aiming at better adjusting it to the legal innovations and the reality of the Issuer itself.  Its last update was submitted to the Extraordinary Shareholders’ Meeting held on April 25, 2011, the date of approval of minor changes to the Plan, already reflected in this document.

According to the plan’s provisions, the Issuer may grant stock options to its Directors and members of the Board of Directors and management members of controlled companies (“management”), and to high qualified employees of the Issuer and its controlled companies (“employees”) (management and employees, collectively, “beneficiaries”). The rules and operational procedures of the plan are established by a committee appointed by the Board of Directors of the Issuer (the “Committee”)

It should be noted that the Itaú and Unibanco conglomerates had programs for share-based payment before the merger on November 3, 2008. However, taking into consideration the fact that it is no longer possible to grant options under the Unibanco stock option plan, all information disclosed in this item 13.4 refers only to the current plan provisions. It should be noted that, in relation to the options granted under the Unibanco stock option plan, the provisions set out in it are applicable. On the other hand, it can be noted that in the Extraordinary Shareholders’ Meeting held on April 24, 2009, the assumption of the rights and obligations of the Unibanco stock option plan by the Issuer was approved, which maintains the monitoring of the options granted within the scope of Unibanco Plan.

The plan is available both on CVM (www.cvm.gov.br) and the Issuer’s website (www.itau-unibanco.com.br\ri).

b) main objectives of the plan

The plan’s main objective is to attract, motivate and integrate executives and employees into the process of developing the institution in the medium and long terms, offering them the opportunity to take part in the appreciation that their work and dedication bring to the stocks of the Issuer, including to discourage behaviors that increase the exposure to risks above the level considered prudent in the short, medium and long-term-strategies adopted by the Issuer.

c) how the plan contributes to these objectives

A significant portion of the variable compensation of the Beneficiaries is paid through stock options, so that the Beneficiaries are encouraged to contribute to good shareholding performance, since they actively benefit from the outcome of this appreciation. Accordingly, the institution attains the objective defined in item “b” of this item, linking its management and employees to the organization’s long-term strategies. The Beneficiaries, in turn, take part in the appreciation of shares comprising the capital of the Issuer.

Itaú Unibanco Holding S.A. – 2010 Reference Form	201

d) how the plan fits into the Issuer’s compensation policy

The stock option plan is in compliance with the principles of the Issuer’s compensation policy, taking into consideration that (i) a significant portion of the variable compensation of its Beneficiaries is paid through stock options, linking them to the Issuer’s long-term projects and results; (ii) it is an instrument that stimulates individual development and commitment; and (iii) it enables the retaining of Beneficiaries (the benefit from the exercise of options is gained in the long-term).

e) how the plan is aligned with the short-, medium- and long-term interests of management and the Issuer

The stock option plan is aligned with the interests of the Issuer and of its Beneficiaries, since it (i) provides incentives to high level executives and employees to remain in the Company; (ii) encourages the individual performance and commitment of Beneficiaries to the long-term results of the institution; and (iii) provides the opportunity to Beneficiaries to become shareholders of the Issuer, under the terms and conditions established in the stock option plan.

f) maximum number of shares covered

The number of options to be granted is subject to the limits imposed by the stock option plan (see subitem “g”). In addition, the shares purchased by Beneficiaries through the exercise of options may be subject to restrictions related to their sale (a holding period).

g) maximum number of options to be granted

The Committee shall be responsible for establishing the total number of options to be granted in relation to each year, being able to segment the total lot in series, defining the characteristics of each series. However, the total number of options to be granted in each year shall not exceed the limit of 0.5% of total shares of the Issuer that the majority and minority shareholders hold at the base date of the year-end balance sheet, taking into consideration that if in a certain year the number of granted options is below the limit of 0.5% of total shares, the difference may be added in any of each the seven subsequent years.

h) conditions for the purchase of shares

The shares are purchased within the exercise period, as long as the vesting period is terminated (see subitem “j” below), upon the payment of the strike price (see sub-item “i” below). In addition, options are cancelled in certain situations, such as the termination of the relationship (statutory or employment) between the Beneficiary and the Issuer or its controlled companies before the end of the vesting period (see sub-item “n” below).

i) criteria for setting purchase or strike price

The strike price shall be set by the Committee when the option is granted and may be based on one of the following parameters:

In the case of simple options: to set the strike price of options, the Committee shall consider the average price of the preferred shares of the Issuer at the trading sessions of BM&FBOVESPA in the three months prior to the issuance date of the options, and the granting of a positive or negative adjustment of up to 20%. The prices so established shall be adjusted up to the month prior to the option exercise by IGP-M or, in its absence, by the index stipulated by the Committee, and they shall be paid in a term equal to that in effect for the settlement of the transactions at BM&FBOVESPA.

In the case of bonus options: for those Beneficiaries who have, at the Committee’s discretion and upon the use of performance and leadership assessment tools, outstanding performance and potential, the Committee may offer options of which the strike price is paid through the performance of a positive covenant, supported by the Beneficiary’s obligation to invest, in the Issuer’s shares, a part or the total amount of the net bonus received in relation the previous year, and keep the ownership of these shares unchanged and without any type of liens from the option granting date until the option exercise date.

Itaú Unibanco Holding S.A. – 2010 Reference Form	202

The shares purchased by the Beneficiaries to comply with positive covenants related to bonus options may be acquired from the Issuer’s Treasury, which may opt for delivering the shares as ADRs, representing one preferred share of the Issuer traded on the NYSE. For purposes of delivery of such shares, the Committee shall establish the purchase price, which shall be equal to the average quotation of the Issuer’s shares on BM&FBOVESPA in the 30 days prior to the establishment of such price.

j) criteria for defining the exercise period

The options can only be exercised after the vesting period, and other than the black-out periods established by the Committee. The vesting period of each series shall be defined by the Committee at the time of the issue, and may vary between one year and seven years, counted from the issuance date.

k) type of option settlement

There are two types of option settlement of strike price:

In the case of simple options: at the time that an option is exercised, the Beneficiary must pay to the Issuer the strike price, in cash, subject to the rules and conditions established by the Committee; and

In the case of bonus options: confirmation of the performance of positive covenants mentioned in sub-item “e” of this item.

l) Restriction on the transfer of shares

The availability of shares that the Beneficiaries have subscribed upon the exercise of options may be subject to additional restrictions, as may be resolved by the Committee. Thus the percentage of shares that shall remain unavailable, as well as the period of such unavailability, may be defined by the Committee in view of the program applicable to each Beneficiary.

m) criteria and events that, when verified, will cause the suspension, amendment or termination of the plan

The Committee may suspend the exercise of options under justifiable circumstances, such as during organization of subscription works, great market fluctuation or legal and regulatory restrictions. In addition, the plan may only be amended or terminated upon a proposal from the Committee, after approval at the Shareholders’ Meeting.

n) effects of the management member’s leave from the issuer’s bodies on their rights provided for in the plan on share-based compensation

As a general rule, the options of management members that resign or are dismissed from the Issuer and/or its controlled companies shall have their effective and vesting periods terminated. However, such termination shall not occur in the case the management member leaves because she/he is not reelected owing to the fact that she/he reached the age limit for exercising the job or the employee resigns after becoming 55 years of age. In addition, in the case an employee leaves concurrently to her/his election to a management member position in the Issuer or in its controlled companies, or if the management member now occupies another statutory position in the Issuer or in its controlled companies, the termination shall not be effective.
In addition to the previously mentioned cases, the Committee may, in exceptional circumstances and having complied with the criteria established in an internal regulation, choose not to terminate these options.
In the case of the Beneficiary’s death after her/his leave, considering that such Beneficiary had been entitled to exercise the options, her/his successors may exercise them until the end of the remaining effective period of the Beneficiary’s options.

13.5. Give the number of shares or quotas directly or indirectly held in Brazil and abroad and other securities convertible into shares or quotas issued by the Issuer, its direct or indirect parent companies, subsidiaries or companies under common control, by members of the Board of Directors, Board of Statutory Officers, or Fiscal Council, grouped per body, at the end of the last year

Itaú Unibanco Holding S.A. – 2010 Reference Form	203

		Board of Directors (except those already considered in the Management)			Management			Fiscal Council
		Shares			Shares			Shares
Company		Commom	Preferred	Total	Commom	Preferred	Total	Commom	Preferred	Total
Issuer	Itaú Unibanco Holding S.A.	12,618,060	12,033,560	24,651,620	-	1,176,515	1,176,515	33,687	835,207	868,894

	Companhia E.Johnston de Participações	800	1,600	2,400	-	-	-	-	-	-
Controlling	Companhia ESA	346,140,785	-	346,140,785	-	-	-	-	-	-
Company	Itaúsa - Investimentos Itaú S.A.	346,140,785	170,046,953	516,187,738	-	20,408	20,408	-	160,000	160,000
	IUPAR - Itaú Unibanco Participações S.A.	4	-	4	-	-	-	-	-	-

Note: The shares are held directly.

Itaú Unibanco Holding S.A. – 2010 Reference Form	204

13.6.
With respect to the stock-based compensation to the board of directors and statutory executive board recognized in the income or loss for the past year and to that determined for the current year, prepare a table containing:

As permitted by the agency, we include data for the years 2009 and 2010.

2009
a	body	Board of Directors
b	number of members (average)	8
year of the option granting		2003		2005		2007		2008		2009
c	with respect to each granting of stock options:
	i grant date	9/2/2003		2/1/2005		3/21/2007		5/14/2008		8/10/2009
	ii number of options granted		113,851		506,008		227,703		75,901		874,167
	iii term for the options to be exercised	1/3 per year after 3 years		1/3 per year after 3 years		1/3 per year after 3 years		1/3 per year after 3 years		1/4/2012
	iv maximum term for the exercise of the options	12 months		12 months		12 months		12 months		12/31/2014
	v term of restriction for the transfer of shares	2 years for 50%		2 years for 50%		2 years for 50%		2 years for 50%		2 years for 50%
	vi weighed average strike price of each of the following share groups:
	. outstanding at the beginning of the year	R$	7.77	R$	14.83	R$	31.32	R$	38.92	R$	27.27	(1)
	. lost during the year		-		-		-		-		-
	. exercised during the year	R$	7.77	R$	15.12		-		-		-
	. expired during the year		-		$14.90		-		-		-
d	fair value of the options on the grant date	R$	3.89	R$	6.37	R$	6.86	R$	7.23	R$	11.35
e	potential dilution in the case of exercise of all options granted		0.002%		0.011%		0.005%		0.002%		0.019%

(1) Weighted average exercise price on the grant date, since the options were granted after the beginning of fiscal year.

a	body	Statutory Officers
b	number of members (average)	18
year of the option granting		2004				2005				2006				2007				2008						2009
c	with respect to each granting of stock options:

	i grant date	2/16/2004		4/12/2004		2/1/2005		2/21/2005		2/21/2006		7/4/2006		2/14/2007		9/3/2007		2/11/2008		3/3/2008		9/3/2008		3/3/2009		3/6/2009
	ii number of options granted		3,843,124		506,008		297,279		3,511,750		4,182,750		158,127		3,803,525		149,697		3,660,799		181,993		96,797		6,200,040		338,949
	iii term for the options to be exercised	12/31/2008		1/3 per year after 3 years		1/3 per year after 3 years		12/31/2009		12/31/2009		1/3 per year after 3 years		12/31/2011		50% after 3 years and 50% after 5 years		12/31/2012		50% after 3 years and 50% after 5 years		50% after 3 years and 50% after 5 years		12/31/2013		50% after 3 years and 50% after 5 years
	iv maximum term for the exercise of the options	12/31/2011		12 months		12 months		12/31/2012		12/31/2012		12 months		12/31/2014		-		12/31/2015		-		-		12/31/2016		-
	v term of restriction for the transfer of shares	2 years for 50%		2 years for 50%		2 years for 50%		2 years for 50%		2 years for 50%		2 years for 50%		2 years for 50%		without restriction		2 years for 50%		without restriction		without restriction		2 years for 50%		without restriction
	vi weighed average strike price of each of the following share groups:
	. outstanding at the beginning of the year	R$	11.52	R$	10.99	R$	14.83	R$	16.47	R$	24.51	R$	24.82	R$	31.21		(1)	R$	35.98		(1)		(1)	R$	23.45		(1)
	. lost during the year
	. exercised during the year		$12.71		$10.99		$15.15		$16.23		$24.11		-		$30.61		-		$28.93		-		-		-		-
	. expired during the year		-		$10.99		$15.24		-		-		-		-		-		-		-		-		-		-
d	fair value of the options on the grant date	R$	4.20	R$	6.79	R$	7.09	R$	6.20	R$	10.27	R$	7.28	R$	8.70	R$	22.22	R$	5.69	R$	21.94	R$	22.43	R$	4.25	R$	21.84
e	potential dilution in the case of exercise of all options granted		0.095%				0.083%				0.095%				0.086%		0.086%								0.143%

Note:
1.	(1) Granting of stock options from the Unibanco Plan, which strike price is a positive covenant, according to the concept explained in subitem 13.4, “i”.
2.	The amounts are adjusted by events occurred over the period (reverse split, bonus, conversion of Unibanco shares into Itaú Unibanco etc.).
3.	Granting of stock options presented above are those that gave rise to expenses recognized in the last fiscal year.
4.
As provided for in subitem 13.4, the members of the Board of Directors of the Issuer only became eligible to the stock option plan of the Issuer from 2009. Accordingly, the stock option grants related to the Board of Directors, presented in the above table and for prior years, are stock options of the Unibanco Plan (which already provided for this possibility) or of members of the Board of Directors who, in the past, were part of the Executive Board.

5.
The number of members of each body (item "b") corresponds to the number of management members with options outstanding at the end of the last fiscal year, according to the guideline of the Circular Letter/CVM/SEP/No. 03/2010.

Itaú Unibanco Holding S.A. – 2010 Reference Form	205

2010
a	body	Board of Directors
b	number of members (average)	8
year of the option granting		2005		2007		2008		2009
c	with respect to each granting of stock options:
	i grant date	2/1/2005		3/21/2007		5/14/2008		8/10/2009
	ii number of options granted		105,417		227,703		75,901		874,167
	iii term for the options to be exercised	1/3 per year after 3 years		1/3 per year after 3 years		1/3 per year after 3 years		04/01/2012
	iv maximum term for the exercise of the options	12 months		12 months		12 months		12/31/2014
	v term of restriction for the transfer of shares	2 years for 50%		2 years for 50%		2 years for 50%		2 years for 50%
	vi weighed average strike price of each of the following share
	. outstanding at the beginning of the year	R$	15.31	R$	32.32	R$	40.17	R$	27.43
	. lost during the year		-		-		-		-
	. exercised during the year	R$	15.96		$0.00		-		-
	. expired during the year		15.89		$0.00		-		-
d	fair value of the options on the grant date	R$	11.04	R$	12.27	R$	18.06	R$	11.35
e	potential dilution in the case of exercise of all options granted		0.002%		0.005%		0.002%		0.019%

a	body	Diretoria estatutária
b	number of members (average)	19
year of the option granting		2004		2005				2006				2007				2008						2009				2010
c	with respect to each granting of stock options:
	i grant date	2/16/2004		2/1/2005		2/21/2005		2/21/2006		7/4/2006		2/14/2007		9/3/2007		2/11/2008		3/3/2008		9/3/2008		3/3/2009		3/6/2009		4/17/2010			8/30/2010		9/30/2010
	ii number of options granted		631,812		48,489		2,979,625		3,517,250		158,127		3,822,500		24,743		3,699,847		44,468		8,252		6,291,340		205,368		2,130,176			235,784		888,608
	iii term for the options to be exercised	12/31/2008		1/3 per year after 3 years		31/12/2009		12/31/2010		1/3 per year after 3 years		31/12/2011		50% after 3 years and 50% after 5		12/31/2012		50% after 3 years and 50% after 5		50% after 3 years and 50% after 5 years		31/12/2013		50% after 3 years and 50% after 5		12/31/2014			50% after 3 years and 50% after 5 years		50% after 3 years and 50% after 5 years
	iv maximum term for the exercise of the options	12/31/2011		12 meses		12/31/2012		12/31/2013		12 meses		12/31/2014		-		12/31/2015		-		-		12/31/2016		-		12/31/2017			9/30/2015		10/31/2015
	v term of restriction for the transfer of shares	2 years for 50%		2 years for 50%		2 years for 50%		2 years for 50%		2 years for 50%		2 years for 50%		without restriction		2 years for 50%		sem restrição		without restriction		2 years for 50%		without restriction		2 years for 50%			50%: 08/17/15 and 50%: 08/17/18		50%: 09/30/15 and 50%: 09/30/18
	vi weighed average strike price of each of the following share
	. outstanding at the beginning of the year	R$	11.52	R$	15.31	R$	16.21	R$	24.12	R$	25.62	R$	30.72		(1)	R$	35.41		(1)		(1)	R$	23.16		(1)	R$	37,52	(2)		(1)		(1)
	. lost during the year										-	R$	33.39			R$	38.49		(1)		(1)	R$	25.17		(1)	R$	40.38
	. exercised during the year		$12.26		$15.69		$16.50		-	R$	26.73	R$	31.19		(1)		-		-		-	R$	24.92		-		-			-		-
	. expired during the year		-		$15.89		-		-	R$	26.69		-		(1)		-		-		-		-		-		-			-		-
d	fair value of the options on the grant date	R$	4.20	R$	11.04	R$	6.20	R$	10.27	R$	12.42	R$	8.70	R$	32.35	R$	5.69	R$	29.31	R$	25.73	R$	4.25	R$	17.31	R$	12.22		R$	32.48	R$	35.73
e	potential dilution in the case of exercise of all options granted		0.014%		0.066%				0.080%				0.084%				0.082%						0.142%				0.073%

NOTE:
(1)	Granting of stock options from the Unibanco Plan, which strike price is a positive covenant, according to the concept explained in sub-item 13.4, “i”.
(2)	Weighted average exercise price on the grant date, since the options were granted after the beginning of fiscal year.

With respect to stock option compensation in 2011, see the explanations in item 13.2.

Itaú Unibanco Holding S.A. – 2010 Reference Form	206

13.7.	With respect to the outstanding options of the board of directors and statutory executive board at the end of the previous year, please prepare a table containing:

2010
a	body	Board of Directors
b	number of members	7
	option granting year	2007		2008		2009
c	with respect to the options that cannot yet be exercised
	i number		227,703		75,901		874,167
	ii date on which they can be exercised	3/1: 03/21/10,		3/1: 05/14/11,		3/1: 01/01/11,
		3/1: 03/21/11 e		3/1: 05/14/12 e		3/1: 01/01/12 e
		3/1: 03/21/12		3/1: 05/14/13		3/1: 01/01/13
	iii maximum term for the exercise of the options	12 months		12 months		12/31/2014
	iv term of restriction for the transfer of shares	2 years for 50%		2 years for 50%		2 years for 50%
	v weighed average exercise price	R$	34.60	R$	42.99	R$	30.25
	vi fair value of the options on the last day of the year	R$	12.27	R$	18.06	R$	11.35
d	with respect to the options that can be exercised
i number
	ii maximum term for the exercise of the options		-		-		-
	iii term of restriction for the transfer of shares		-		-		-
	iv weighed average exercise price		-		-		-
	v fair value of the options on the last day of the year		-		-		-
	vi fair value of total options on the last day of the year		-		-		-

2010
a	body	Statutory Officers
b	number of members	17
option granting year		2004		2005		2006		2007		2008				2008				2009				2010
c	with respect to the options that cannot yet be exercised
	i number		-				3,187,250		52,707		7,561		2,887,500		36,541		2,827,823		188,226		4,653,660		1,846,171		339,625		888,608
	ii date on which they can be exercised		-			1/1/2011		7/4/2011		9/3/2012		1/1/2012		50%: 03/03/11 e 50%: 03/03/13		1/1/2013		50%: 06/06/12 e 50%: 03/06/14		1/1/2014		1/1/2015		50%: 08/17/13 and 50%: 08/17/15		50%: 09/30/13 and 50%: 09/30/15
	iii maximum term for the exercise of the options		-			12/31/2013		12 meses			-	12/31/2014			-	12/31/2015			-	12/31/2016		12/31/2017		9/30/2015		10/31/2015
	iv term of restriction for the transfer of shares		-			2 years for 50%		2 years for 50%		without restriction		2 years for 50%		without restriction		2 years for 50%		without restriction		2 years for 50%		2 years for 50%		50%: 08/17/15 and 50%: 08/17/18		50%: 09/30/15 and 50%: 09/30/18
	v weighed average strike price		-			R$	26.60	R$	27.42		(1)	R$	33.87		(1)	R$	39.05		(1)	R$	25.54	R$	41.48		(1)		(1)
	vi fair value of the options on the last day of the year		-			R$	10.27	R$	13.22	R$	31.68	R$	8.70	R$	32.83	R$	5.69	R$	17.31	R$	4.25	R$	12.22	R$	33.67	R$	35.73
d	with respect to the options that can be exercised
	i number		218,943		1,630,375		330,000		52,710		-		302,500		-		861,437		-		878,350		216,490		-		-
	ii maximum term for the exercise of the options	12/31/2011		12/31/2012		5/3/2013		7/3/2011		-		5/3/2013		-		5/3/2013		-		5/3/2013		5/3/2013		-		-
	iii term of restriction for the transfer of shares	2 years for 50%		2 years for 50%		without restriction		2 years for 50%		-		without restriction		-		without restriction		-		without restriction		without restriction		-		-
	iv weighed average strike price	R$	11.70	R$	17.88	R$	26.60	R$	27.42		-	R$	33.87		-	R$	39.05		-	R$	25.54	R$	41.48		-		-
	v fair value of the options on the last day of the year	R$	4.20	R$	6.20	R$	10.27	R$	12.50		-	R$	8.70		-	R$	5.69		-	R$	4.25	R$	12.22		-		-
	vi fair value of total options on the last day of the year
		R$	918,984	R$	10,103,212	R$	3,388,185	R$	658,650		-	R$	2,632,297		-	R$	4,899,222		-	R$	3,728,991	R$	2,645,508		-		-

Note:
1.	(1) Granting of stock options from the Unibanco Plan, which strike price is a positive covenant, according to the concept explained in subitem 13.4, “i”.
2.	The amounts are adjusted by events occurred over the period (reverse split, bonus, conversion of Unibanco shares into Itaú Unibanco etc.).
3.
As provided for in subitem 13.4, the members of the Board of Directors of the Issuer only became eligible to the stock option plan of the Issuer from 2009. Accordingly, the stock option grants related to the Board of Directors, presented in the above table and for prior years, are stock options of the Unibanco Plan (which already provided for this possibility) or board members that in the last year took part of the Executive Board.

4.
The number of members of each body (item "b") corresponds to the number of management members with options outstanding at the end of the last fiscal year, according to the guideline of the Circular Letter/CVM/SEP/No. 03/2010.

Itaú Unibanco Holding S.A. – 2010 Reference Form	207

13.8
With respect to the options exercised and shares delivered relating to the share-based compensation to the Board of Directors and Board of Statutory Officers for last tree years, prepare a table containing:

As permitted by the local authority, we have included information relating to fiscal years of 2009 and 2010.

2009
a	body	Board of Directors				Statutory Officers
b	number of members	2				9
option granting year		2003		2005		2002		2003		2004		2005		2006		2007		2008		2009
c	with respect to the options exercised, please inform:
	i number of shares		37,950		231,920		1,485,000		2,158,500		3,104,544		735,665		687,500		43,640		102,929		133,581
	ii weighed average strike price	R$	7.77	R$	15.12	R$	11.36	R$	7.66	R$	11.53	R$	15.52	R$	24.15		(1)		(1)		(1)
	iii total amount of the difference between the strike price and the market value of shares related to the options exercised	R$	838,316	R$	3,276,685	R$	23,590,710	R$	44,816,793	R$	55,025,223	R$	9,077,265	R$	7,893,502	R$	1,231,441	R$	2,904,469	R$	3,769,413
d	with respect to the shares delivered, please inform:
	i number of shares		N/A		N/A		N/A		N/A		N/A		N/A		N/A		N/A		N/A		N/A
	ii weighed average purchase price		N/A		N/A		N/A		N/A		N/A		N/A		N/A		N/A		N/A		N/A
	iii total amount of the difference between the purchase price and the market value of the shares purchased		N/A		N/A		N/A		N/A		N/A		N/A		N/A		N/A		N/A		N/A

Note:
1.	Granting of stock options from the Unibanco Plan, which strike price is a positive covenant, according to the concept explained in sub-item 13.4, “i”.
2.	The amounts are adjusted by events occurred over the period (reverse split, bonus, conversion of Unibanco shares into Itaú Unibanco etc.).
3.
As provided for in sub-item 13.4, the members of the Board of Directors of the Issuer only became eligible to the stock option plan of the Issuer from 2009. Accordingly, the stock option grants related to the Board of Directors, presented in the above table and for prior years, are stock options of the Unibanco Plan (which already provided for this possibility).

4.
The number of members of each body (subitem “b”) corresponds to the number of management members with options exercised at the end of the last fiscal year, according to the guideline of the Circular Letter/CVM/SEP/No. 03/2010.

a	body	Board of Directors				Statutory Officers
b	number of members	1				9
option granting year		2005		2004		2005		2006		2007		2009
c	with respect to the options exercised, please inform:
	i number of shares		105,417		152,000		1,397,739		52,710		631,122		694,980
	ii weighed average strike price	R$	15.96	R$	12.26	R$	16.47	R$	26.73	R$	30.63	R$	24.92
	iii total amount of the difference between the strike price and the market value of shares related to the options exercised	R$	2,038,449	R$	4,018,880	R$	30,662,922	R$	304,189	R$	4,996,859	R$	11,036,282
d	with respect to the shares delivered, please inform:
	i number of shares		N/A		N/A		N/A		N/A		N/A		N/A
	ii weighed average purchase price		N/A		N/A		N/A		N/A		N/A		N/A
	iii total amount of the difference between the purchase price and the market value of the shares purchased		N/A		N/A		N/A		N/A		N/A		N/A

13.9. Give a brief description of the information necessary for understanding the data disclosed in items 13.6 to 13.8, such as an explanation of the pricing model for share and option value, indicating, at least:

a) pricing model

Itaú Unibanco Holding adopts the Binomial model for simple options plan and the Black & Scholes method for the bonus options.

•
Binomial pricing model: presupposes that there are two possible paths in the behavior of prices of assets – one upward and the other downward. Then a tree with price paths is built in order to determine the share value on a future date, based on the defined volatility and time interval between the tree steps from pricing to maturity. The pricing process of this model is carried out adopting the “Backward Induction method”, from the knots of the maturity to the starting point.

•
Black & Scholes pricing model: assumes that the pricing of the underlying asset follows a continuous behavior of the Geometric Brownian Movement, with constant interest rate and volatility through the transaction maturity. This is, the probabilistic distribution of prices of an underlying asset in a future date is log-normal, and therefore, the probabilistic distribution of returns calculated on a continuous basis and composed between two dates is normal.

b) data and assumptions used in the pricing model, including the weighed average price of shares, exercise price, volatility expected, term of the option, dividends expected and risk-free interest rate

Itaú Unibanco Holding S.A. – 2010 Reference Form	208

The Binomial pricing model used in the simple options plan considers, for pricing purposes, the price assumptions for underlying assets, strike price, volatility, dividend return rate, risk-free rate, vesting period and expected term of the option.

The Black & Scholes pricing model used in the bonus options plan considers the price assumptions for underlying assets, dividend return rate, vesting period and expected term of the option.

The assumptions used are described as follows:

•	Price of the underlying asset: the share price of Itaú Unibanco Holding (ITUB4) used for calculation is the closing price at BM&FBOVESPA on the calculation base date;

•	Strike price: as the strike price of the option, the strike price previously defined at the option issue is adopted, adjusted by the IGP-M or IPCA variation, according to the series;

•
Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of closing prices of the ITUB4 share, released by BM&FBovespa, adjusted by the IGP-M variation;

•	Dividend rate: this is the average annual return rate in the last three years of Paid Dividends, plus Interest on Capital of the ITUB4 share;

•	Risk-Free Interest Rate: the applied risk-free rate is the IGP-M or IPCA coupon rate, according to the series, at the expiration date of the option plan;

•	Option term: the term of the option is set at the time of its issuance; and

•	Option vesting period: the vesting period of the option is set at the time of its issuance.

The economic assumptions used are:

			Strike
Grant		Vesting	limit		Expected	Free-risk	Expected
Number	Date	period	date	Fair Values	Dividends	Interest Rate	Volatility
Simple stock options
18th	4/17/2010	12/31/2014	12/31/2017	12.22	3.13%	5.94%	29.87%
18th	5/11/2010	12/31/2014	12/31/2017	11.45	3.13%	5.98%	29.94%

Bonus stock options
8th	8/17/2010	8/16/2013	-	34.72	3.13%	-	-
8th	8/17/2010	8/16/2015	-	32.62	3.13%	-	-
9th	8/30/2010	8/16/2013	-	33.49	3.13%	-	-
9th	8/30/2010	8/16/2015	-	31.46	3.13%	-	-
10th	9/30/2010	9/29/2013	-	36.85	3.13%	-	-
10th	9/30/2010	9/29/2015	-	34.61	3.13%	-	-
11th	9/30/2010	8/16/2013	-	36.99	3.13%	-	-
11th	9/30/2010	8/16/2015	-	34.74	3.13%	-	-

The Issuer recognizes the grant date fair value of options using the Binomial model for simple stock options and simple Black-Scholes for the bonus stock options.

c) method used and assumptions made to absorb the expected early exercise effects

The stock option plan of the Issuer provides for a vesting period for each granted series, from one to seven years, at the time the option is issued to the end of the vesting period, which is a period when the exercise of options is not allowed. The vesting period is set at the time when the series of options is issued.  From the end of the vesting period, the option can be exercised at any time until the end of the agreement. The option pricing using the Binomial tree takes into consideration the vesting period for the exercise of options.

Itaú Unibanco Holding S.A. – 2010 Reference Form	209

d) method to determine expected volatility

Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of closing prices of the ITUB4 share, adjusted by the IGP-M or IPCA variation, according to the series.

e) If any other characteristic of the options was included in its fair value measurement

The historical series is adjusted by splits, bonuses and reverse splits.

13.10 With respect to the pension plans in effect granted to the members of the Board of Directors and Board of Statutory Officers, please supply the following information in a table format:

a	body	Board of Directors				Statutory Officers
b	number of members	1		1		9		2		13
c	plan’s name	ITAUBANCO CD		Futuro Inteligente		ITAUBANCO CD		Futuro Inteligente		PGBL
d	number of management members that have the conditions necessary for retirement	-		1		6		0		0
e	conditions for early retirement	50 years of age		50 years of age		50 years of age		50 years of age		Relationship termination with the Issuer
f	restated amounts of contributions accumulated in the pension plan by the end of last year, less the portion related to contributions made directly by management members	R$	817,048	R$	708,003	R$	19,042,618	R$	530,300	R$	17,508,092
g	total accumulated amount of the contributions made in the previous year, less the portion related to contributions made directly by management members	R$	33,772	R$	69,408	R$	477,738	R$	146,505	R$	1,728,155
h	whether there is the possibility of early redemption and what the conditions are	Não		Não		Não		Não		Não

1.	The number of members of each body (item "b") corresponds to the number of management members that are active participants of the pension plans.

2.
Defined Contribution pension plan, implemented in 2010 to absorb the participants of the Defined Benefit Supplementary Retirement Plan (PAC), through the adherence of each participant. In the spin-off process, the account balance of each participant was recorded individually.

13.11 In a table, please indicate, for the past three years, with respect to the Board of Directors, Board of Statutory Officers, and Fiscal Council:

As permitted by the local authority, we have included information relating to fiscal years of 2009 and 2010.

On March 2, 2010, the Brazilian Institute of Financial Executives – IBEF Rio de Janeiro filed, on behalf of the executives affiliated thereto, an ordinary proceeding requesting an injunction, in which the legality of this item is being challenged. The reason for this is that said disclosure caused great discomfort to the executives, who understand that the requested disclosure would violate their individual rights and guarantees. The petition for injunction filed by IBEF was granted.

The 8th Specialized Panel of the TRF of the 2nd Region upheld the bill of review brought by the CVM against the decision granting the injunction. Requests for clarification were lodged to the decision that upheld the bill of review; these requests were acknowledged, but eventually dismissed.

As the material issue was prequestioned, a special appeal for suspension of the effects of the judgment enacted by the TRF of the 2nd Region, but this special appeal was dismissed. A petition for injunction was then filed with the STJ for the same purpose, which was granted by said Court.

As the judgment of the special appeal is pending, the Issuer reaffirms its request for the executives’ right to access to the Judiciary Branch, mainly regarding such a sensitive matter for them. The submission of the information requested in item 13.11 of the Reference Form would represent the immediate extinction of the executive’s practical interest, thus consolidating the loss mentioned in the proceeding, which subject matter has not been discussed yet.

In view of the concept that the appeal filed by IBEF has a suspensive effect and that the provision of the information requested in item 13.11. would represent a curtailment of the executives’ right to access justice, the Issuer will wait until the aforementioned disclosure is enforceable.

Itaú Unibanco Holding S.A. – 2010 Reference Form	210

13.12 Describe contractual arrangements, insurance policies, or other instruments to structure mechanisms for compensating or indemnifying management in the event of their removal from position or retirement, indicating the financial consequences to the Issuer

The Issuer does not have any contractual arrangements, insurance policies, or other instruments to structure mechanisms for compensating or indemnifying management in the event of removal from position or retirement.

13.13 With respect to the past three years, indicate the percentage of total compensation of each body recognized in the Issuer’s financial statements related to members of the Board of Directors, Board of Statutory Officers or Fiscal Council that are parties related to the direct or indirect parent companies, as determined by the accounting rules that address this matter

As permitted by the local authority, we have included information relating to fiscal years 2009 and 2010.

2009
Body	Board of Directors	Statutory Officers	Fiscal Council
Related parties	58%	34%	0%

2010
Body	Board of Directors	Statutory Officers	Fiscal Council
Related parties	59%	41%	0%

13.14 With respect to the past three years, please indicate the amounts recognized in the Issuer’s financial statements as compensation paid to the members of the Board of Directors, the Board of Statutory Officers or Fiscal Council, grouped by body, for any reason other than the position they hold, such as commissions and fees for consulting or advisory services provided.

None.

13.15 With respect to past three years, please indicate the amounts recognized in the financial statements of the Issuer’s direct or indirect parent companies, companies under common control and controlled companies as compensation to the members of the Issuer’s Board of Directors, the Board of Statutory Officers or Fiscal Council, grouped by body, specifying the reason such amounts were paid to these people

2009
Body		Board of Directors		Statutory Officers		Fiscal Council	Total
Compensation provided by subsidiaries		R$	1,237,442	R$	121,822,024	-	R$	123,059,465
a	fixed compensation (including benefits)	R$	472,838	R$	13,372,688	-	R$	13,845,526
b	variable compensation		-	R$	76,423,685	-	R$	76,423,685
c	benefits arising from the termination of mandate		-	R$	559,670	-	R$	559,670
d	stock-based compensation	R$	764,603	R$	31,465,981	-	R$	32,230,584

Note:
The main controlled companies that supported the compensation were Itaú Unibanco S.A., Unibanco – União de Bancos Brasileiros S.A. and Banco Itaú BBA S.A.. All of them are companies which shares are 100% held by the Issuer.

Itaú Unibanco Holding S.A. – 2010 Reference Form	211

2010
Body		Board of Directors	Statutory Officers		Fiscal Council	Total
Compensation provided by subsidiaries		-	R$	115,325,991	-	R$	115,325,991
a	fixed compensation (including benefits)	-	R$	11,827,854	-	R$	11,827,854
b	variable compensation	-	R$	77,237,537	-	R$	77,237,537
c	benefits arising from the termination of mandate	-	R$	1,602,660	-	R$	1,602,660
d	stock-based compensation	-	R$	24,657,940	-	R$	24,657,940

Note:
The main controlled companies that supported the compensation were Itaú Unibanco S.A., Unibanco – União de Bancos Brasileiros S.A. and Banco Itaú BBA S.A.. All of them are companies which shares are 100% held by the Issuer.

13.16. Supply other information that the Issuer may deem relevant.

The Issuer holds significant interest in other publicly-held companies. Information on possible share-based payment established by such companies can be found in their respective reference forms.

In addition, as disclosed in our financial statements published on February 22, 2011, the fees assigned to the key management personnel in the fiscal year 2010 were composed as follows:

Compensation of the Management Key Personnel

	12/31/2010	12/31/2009
Remuneration	294,207	218,157
Board of Directors	3,399	11,789
Management	290,808	206,368
Profit Sharing	261,282	224,983
Board of Directors	2,500	381
Management	258,782	224,602
Contributions to retirement plans	8,092	24,002
Board of Directors	589	798
Management	7,503	23,204
Stock Option Plan – Management	128,239	116,361
Total	691,820	583,503

It should be emphasized that, in compliance with CMN Resolution No.3,750, in which the CPC 05 – Disclosure on Related Parties is adopted, approved  by the Comitee on Accountancy Pronouncements (Comitê de Pronunciamentos Contábeis - “CPC”) on October 30, 2008, management key personnel are the persons who have authority and responsibility for the planning, direction and control over the entity’s activities, either directly or indirectly, including any management member (executive or other) of such entity. The amount disclosed in our financial statements refers to the compensation of officers and directors of the Issuer, its subsidiaries and affiliates.

Itaú Unibanco Holding S.A. – 2010 Reference Form	212

ITEM 14 – HUMAN RESOURCES

14.1. Describe the Issuer’s human resources, supplying the following information:

a) number of employees (total, by groups based on the activity performed and by geographic location)

Employees

General Aspects

The following table shows the number of employees at December 31, 2010, 2009 and 2008:

	December 31
	2010	2009	2008
Employees (consolidated)	108,040	101,640	108,027
Brazil	102,316	96,240	102,649
Abroad	5,724	5,400	5,378
Argentina	1,514	1,376	1,394
Chile	2,043	2,012	1,989
Uruguay	1,071	983	1,001
Paraguay	517	461	448
Europe	212	345	344
Other	367	223	202

The following table shows the number of employees per business unit on December 31, 2010, 2009 and 2008:

	December 31
	2010	2009	2008
Commercial Bank	93,430	89,360	92,838
Itaú BBA	2,387	2,310	1,094
Consumer Credit	12,133	9,888	13,886
Corporate and Treasury	90	82	209
Total	108,040	101,640	108,027

The number of employees increased by 6.0% from December 31, 2009 to December 31, 2010.

Our employees are bound to one of the 209 unions in Brazil, consisting of labor unions in the banking industry in the various places in which we operate.

b) number of outsourced employees (total, by groups based on the activity performed and by geographic location)

	December 31
Category	2009	2010
Safety	7,412	14,670
Cleaning	3,818	4,105
Maintenance	2,589	1,755
Information Technology (IT)	2,358	2,462
Mailing room	1,861	1,849
Temporary labor	1,413	1,376
Legal advisors	408	399
Services	N/A	2,619
Others	2,074	2,391
Total Itaú Unibanco	21,933	31,626

Itaú Unibanco Holding S.A. – 2010 Reference Form	213

	December 31
	2009	2010
South	2,525	4,009
Southeast	16,148	24,025
Mid-West	973	1,146
Northeast	2,006	2,081
North	281	365
Total	21,933	31,626

In 2008, we presented a table with 15,660 outsourced employees. Breakdowns by activity performed and geographic location related to 2008 are not available.

c) turnover rate

2008 turnover: 8%

The following companies were taken into consideration:

Banco Itaú;
 Itaucor;
DTVM;
Pro-Imóvel;
Kinea;
Itaú Holding;
Itaú BBA;
Icarros;
Orbitall;
Itaú Adm. Consórcio;
Banco Itaucard;
Banco Fiat;
Banco Itaucred;
SFR;
BIC;
Unibanco – União de Bancos Brasileiros S.A.;
UAM – Assessoria e Gestão de Invest Ltda;
Hipercard Banco Múltiplo S.A.;
Unicard Banco Múltiplo S.A.;
Investshop Corret. Val. Mob. C/ S.A;
Megabonus;
Unibanco Asset Management S/A DTVM;
Unibanco Consultoria de Invest. Ltda;
Unibanco Serviços de Invest Ltda.;
Unibanco Proj. e Consult. de Invest. Ltda.

2009 turnover: 8%

The following companies were taken into consideration:

Itaú Unibanco Holding
Itaubanco;
Itaucor;
Banco Itaucard;
Banco Itau Leasing;
Orbitall;
Itau Adm.Consórcio;
Kinea;
Icarros;
Itau DTVM;
Banco Itaucred;
Banco Fiat;

Itaú Unibanco Holding S.A. – 2010 Reference Form	214

Pró-Imóvel;
Banco Itau BBA;
Unibanco-União de Bancos Brasileiros S.A;
UAM-Assessoria e Gestao de Invest LTDA;
Megabonus Negócios Varejo LTDA;
Unibanco Serviços de Investimento LTDA;
Hipercard Banco Múltiplo S.A;
Investshop Corret Val Mob C/ S.A;
Unicard Banco Multiplo S.A;
Unibanco Proj. e Consult. De Invest. LTDA;
Unibanco Consultoria e Invest. LTDA;
Banco DIBENS.

2010 turnover: 9%

The following companies were taken into consideration:

Itaú Unibanco
Hipercard
Itauleasing
Itau Unibanco Holding
Megabonus
Dibens Leasing
Banco Fiat S.A.
Orbitall
Kinea
Banco Itaucard
ICarros Ltda
DTVM
Pro-Imovel
SFR Software e Análise de Sistemas Ltda
Previtec - Previdência e Tecnologia Ltda
Redecard
Banco Itaú BBA
Itau Corretora

d) Issuer’s exposure to labor liabilities and contingencies

Regarding 2010, the Issuer and its subsidiaries were not exposed to labor liabilities and contingencies that were significant in terms of the matters or amounts involved.  The labor claim portfolio of subsidiaries in said period comprised claims filed both by employees/former employees, and outsourced service providers.  Among the main demands of the labor claims filed by employees/former employees of Itaú Unibanco Conglomerate are those related to overtime (mainly due to differentiated banking working hours) and salary equalization.  Regarding the labor contingencies filed by outsourced service providers, the prevailing demand is related to subsidiary liability of a company belonging to Itaú Unibanco Conglomerate that is the user of the outsourced services.

14.2. Comment on any relevant change having occurred with respect to the figures disclosed in item 14.1 above

None.

Itaú Unibanco Holding S.A. – 2010 Reference Form	215

14.3. Describe the Issuer’s employee compensation policies, explaining:

a) wage and variable compensation policy

In relation to the policy on fixed and variable compensation, the Issuer and its controlled companies have adopted market parameters and a compensation strategy according to the business area in which each employee works. This alignment is measured periodically through the commissioning of salary surveys from specialized consultancies, participation in surveys conducted by other banks, as well as participation in specialized forums on this subject.

The fixed compensation seeks to acknowledge the complexity and maturity of the professional in relation to their scope/duty. Employees have their fixed compensation changed according to the policy on promotion and merit of the organization, which takes into consideration the performance and seniority of the employee when carrying out their duties.

The variable compensation, in turn, acknowledges the dedication level, the achieved result and its short, medium and long-term sustainability.

In addition, employees have wage adjustments and guaranteed profit sharing, established in Collective Bargaining Agreements, signed between the unions of each category of employee at the respective base date.

b) benefit policy

The Issuer and its controlled companies provide several benefits established in the Collective Bargaining Agreements with the unions of the many categories of employees, the conditions of which are defined in such documents (allowances for meals, nursery/nanny care for children and transportation, etc.). Besides these benefits, there are additional and differentiated benefits, such as: (i) medical and dental care plan; (ii) private pension plan; (iii) group life insurance; (iv) psychosocial service; and (v) differentiated treatment in the use of banking products and services.

Moreover, other benefits are given to the employees of the Issuer and its controlled companies through entities that are part of the Itaú Unibanco Conglomerate, such as Fundação Itaú Unibanco Clube and Instituto Assistencial Pedro de Perna.

c) characteristics of share-based payment to non-management employees, identifying:

I - Groups of beneficiaries

In extraordinary cases, options granted within the Issuer’s Stock Option Plan described in sub-item 13.4 may be allocated to eligible employees of the Issuer or its controlled companies, as described in item 13.4 “a”.

II - Exercise conditions

The non-management employee must be highly qualified or with great potential or performance of the Issuer and/or controlled companies.

III - Exercise prices

See sub-item “i” of item 13.4.

IV - Exercise terms

See sub-item “i” of item 13.4.

V - Number of shares committed by the plan

See sub-item “i” of item 13.4.

Itaú Unibanco Holding S.A. – 2010 Reference Form	216

14.4. Describe the relations between the Issuer and unions

The relationship of Itaú Unibanco with all unions that represent its employees is developed in a structured and transparent way. The bank’s operations are conducted in accordance with the Agreements Nos. 87 and 98 contained in the principles and rights set out by the International Labor Organization, which guarantee union movement freedom, protection of the right to belong to an union, freedom of operation without interference from authorities and the right to belong to an union and collective bargaining.
The bank assures that union member employees shall not suffer discrimination on the grounds of their union affiliation. The company honors the Collective Bargaining Agreement, allowing union entities to run union affiliation campaigns in all of its units. Accordingly, it recognizes the prerogatives of employees elected to management positions in the unions that represent them.

The Collective Bargaining Agreements signed annually by labor and trade unions include 100% of the company’s employees.

Itaú Unibanco Holding S.A. – 2010 Reference Form	217

ITEM 15 -  CONTROL

15.1. Identify the controlling shareholders or group of shareholders, indicating with respect to each of them:

a) name
b) nationality
c) CPF/CNPJ
d) number of shares held, per class and type
e) percentage held with respect to the related class or type
f) percentage held with respect to total capital
g) whether they participate in the shareholders’ agreement

15.2. In a table, please present a list containing the information below on shareholders or groups of shareholders that act together or that represent the same interest, with an ownership interest equal to or higher than 5% in the same class or type of shares that are not listed in item  :

Shareholder
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Number of common shares (units)	Common shares %	Number of preferred shares (Units)	Preferred shares %	Total shares (Units)	Total shares %
Breakdown per share type (units)
Share type	Number of shares (Units)	Shares %
BlackRock, INC
	Foreign Company	No	No	03/30/2011
0	0.00000%	159.335.737	6,983357%	159.335.737	3,485845%

IUPAR – Itaú Unibanco Participações S.A.
04.576.564/0001-08	Brazilian – SP	Yes	Yes	08/31/2009
1,167,536,102	51.000000%	0	0.000000%	1,167,536,102	25.542603%
Itaúsa – Investimentos Itaú S.A.
51.532.544/0001-15	Brazilian – SP	Yes	Yes	07/31/2010
885,142,979	38.664579%	77,192	0.003383%	885,220,171	19.366277%
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
OTHER
236,605,192	10.335325%	2.100.774.450	92,072609%	2.337.379.642	51,135687%
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
TREASURY SHARES
2,202	0.000096%	21.462.365	0,940651%	21.464.567	0,469588%
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
TOTAL
2,289,286,475	100.000000%	2,281,649,744	100.000000%	4,570,936,219	100.000000%

PARENT COMPANY/INVESTOR
SHAREHOLDER
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Breakdown of shares (units)
Common shares (units)	Common shares %	Preferred shares (units)	Preferred shares %	Total shares (units)	Total shares %
PARENT COMPANY/INVESTOR				Shareholder CPF/CNPJ	Capital stock composition
Itaúsa – Investimentos Itaú S.A.				61.532.644/0001-15
Alfredo Egydio Arruda Villela Filho
066.530.838-88	Brazilian – SP	Yes	Yes
199,025,438	11.841142	117,267,343	4.353739	316,292,781	7.230737
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Alfredo Egydio Nugent Setubal
407.919.708-09	Brazilian – SP	Yes	Yes
1,126	0,000067%	0	0	1.126	0,000026
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Alfredo Egydio Setubal
014.414.218-07	Brazilian – SP	Yes	Yes
55,767,083	3,317897	14.665.998	0,544499	70.433.081	1,610163
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Ana Lúcia de Mattos Barreto Villela
066.530.826-06	Brazilian – SP	Yes	Yes
199,025,438	11.841142	117,296,945	4.354838	316,322,383	7.231413
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Beatriz de Mattos Setubal
316.394.318-70	Brazilian – SP	Yes	Yes
1,126	0.000067	0	0	1,126	0.000026
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%

Itaú Unibanco Holding S.A. – 2010 Reference Form	218

PARENT COMPANY/INVESTOR
SHAREHOLDER
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Breakdown of shares (units)
Common shares (units)	Common shares %	Preferred shares (units)	Preferred shares %	Total shares (units)	Total shares %
PARENT COMPANY/INVESTOR				Shareholder CPF/CNPJ	Capital stock composition
Itaúsa – Investimentos Itaú S.A.				61.532.644/0001-15
BlackRock, INC
	American – SP	No	No	08/13/2010
0	0.000000	138,085,520	5.126648	138,085,520	3.156759
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Bruno Rizzo Setubal
299.133.358-56	Brazilian – SP	Yes	Yes
1,126	0.000067	0	0.000000	1,126	0.000026
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI
33.754.482/0001-24	Brazilian – SP	No	No	30/04/2011
0	0.000000	130.145.121	4,831848	130.145.121	2,975234
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%

PARENT COMPANY/INVESTOR
SHAREHOLDER
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Breakdown of shares (units)
Common shares (units)	Common shares %	Preferred shares (units)	Preferred shares %	Total shares (units)	Total shares %
PARENT COMPANY/INVESTOR				Shareholder CPF/CNPJ	Capital stock composition
Itaúsa – Investimentos Itaú S.A.				61.532.644/0001-15
Camila Rizzo Setubal
350.572.098-41	Brazilian – SP	Yes	Yes
1,126	0.000067	1,126	0.000042	2,252	0.000051
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Carolina Marinho Lutz Setubal
077.540.228-18	Brazilian – SP	Yes	Yes
1,126	0.000067	0	0.000000	1,126	0.000026
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Companhia ESA
52.117.397/0001-08	Brazilian – SP	Yes	Yes	30/04/2011
50.572.490	3,008842	8,627	0.000320	50,581,117	1,156330
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%

Itaú Unibanco Holding S.A. – 2010 Reference Form	219

PARENT COMPANY/INVESTOR
SHAREHOLDER
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Breakdown of shares (units)
Common shares (units)	Common shares %	Preferred shares (units)	Preferred shares %	Total shares (units)	Total shares %
PARENT COMPANY/INVESTOR				Shareholder CPF/CNPJ	Capital stock composition
Itaúsa – Investimentos Itaú S.A.				61.532.644/0001-15
Fernando Setubal Souza e Silva
311.798.878-59	Brazilian – SP	Yes	Yes
1,126	0.000067	232,000	0.008613	233,126	0.005329
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Fundação Itaú Social
59.573.030/0001-30	Brazilian – SP	No	No	06/30/2010
189,502,007	11,274539	3,828,053	0.142123	193,330,060	4.419699
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Fundação Petrobrás de Seguridade Social - Petros
34.053.942/0001-50		No	No	12/30/2011
213,383,112	12.695361	7.609.200	0,282504	220.992.312	5,052082
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Gabriel de Mattos Setubal
348.338.808-73	Brazilian – SP	Yes	Yes
1,126	0.000067	0	0	1.126	0,000026
Share type	Number of shares (Units)	Shares %
Guilherme Setubal Souza e Silva
269.253.728-92	Brazilian – SP	Yes	Yes
1,126	0.000067	150.885	0,005602	152,011	0,003475
Share type	Number of shares (Units)	Shares %

PARENT COMPANY/INVESTOR
SHAREHOLDER
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Breakdown of shares (units)
Common shares (units)	Common shares %	Preferred shares (units)	Preferred shares %	Total shares (units)	Total shares %
PARENT COMPANY/INVESTOR				Shareholder CPF/CNPJ	Capital stock composition
Itaúsa – Investimentos Itaú S.A.				61.532.644/0001-15
José Luiz Egydio Setubal
011.785.508-18	Brazilian – SP	Yes	Yes
55,742,364	3.316427	13,687.100	0,508156	69,429,464	1,587220
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Julia Guidon Setubal
336.694.358-08	Brazilian – SP	Yes	Yes
1,126	0.000067	0	0.000000	1,126	0.000026
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Luiza Rizzo Setubal
323.461.984-40	Brazilian – SP	Yes	Yes
1,126	0.000067	4,569	0.000170	5,695	0.000130
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Maria Alice Setubal
570.405.408-00	Brazilian – SP	Yes	Yes
34,535,793	2.054728	22.641.897	0,840617	57,177690	1.307133
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%

Itaú Unibanco Holding S.A. – 2010 Reference Form	220

PARENT COMPANY/INVESTOR
SHAREHOLDER
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Breakdown of shares (units)
Common shares (units)	Common shares %	Preferred shares (units)	Preferred shares %	Total shares (units)	Total shares %
PARENT COMPANY/INVESTOR				Shareholder CPF/CNPJ	Capital stock composition
Itaúsa – Investimentos Itaú S.A.				61.532.644/0001-15
Maria de Lourdes Egydio Villela
007.446.978-91	Brazilian – SP	Yes	Yes
129,959,824	7.732040	84,558,355	3.139365	214,518,179	4.904078
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Mariana Lucas Setubal
227.809.998-10	Brazilian – SP	Yes	Yes
1,126	0.000067	0	0.000000	1,126	0.000026
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Marina Nugent Setubal
384.422.518-80	Brazilian – SP	Yes	Yes
1,126	0.000067	0	0.000000	1,126	0.000026
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
O.E. Setubal S.A.
61.074.456/0001-90	Brazilian – SP	Yes	Yes	10/19/2010
6	0.000001	0	0.000000	6	0.000001
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Olavo Egydio Setubal Junior
006.447.048-29	Brazilian – SP	Yes	Yes
56.241.555	3,346126	15,165,854	0,563057	71,407,409	1,632437
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%

Itaú Unibanco Holding S.A. – 2010 Reference Form	221

PARENT COMPANY/INVESTOR
SHAREHOLDER
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Breakdown of shares (units)
Common shares (units)	Common shares %	Preferred shares (units)	Preferred shares %	Total shares (units)	Total shares %
PARENT COMPANY/INVESTOR				Shareholder CPF/CNPJ	Capital stock composition
Itaúsa – Investimentos Itaú S.A.				61.532.644/0001-15
OTHER
251.066.205	14,937339	1.935.564.501	71,860956	2.186.630.706	49,988337
TOTAL	0	0.000000%
Paula Lucas Setubal
295.243.528-69	Brazilian – SP	Yes	Yes
1,126	0.000067	0	0.000000	1,126	0.000026
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Paulo Egydio Setubal
336.694.318-10	Brazilian – SP	Yes	Yes
1,126	0.000067	0	0.000000	1,126	0.000026
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Paulo Setubal Neto
638.097.888-72	Brazilian – SP	Yes	Yes
63.539.815	3,780341	17,062,395	0,633469	80,602,210	1,842639
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Ricardo Egydio Setubal
033.033.518-99	Brazilian – SP	Yes	Yes
55.743.493	3,316494	15,153,227	0,562588	70,563,720	1,620762
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%

PARENT COMPANY/INVESTOR
SHAREHOLDER
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Breakdown of shares (units)
Common shares (units)	Common shares %	Preferred shares (units)	Preferred shares %	Total shares (units)	Total shares %
PARENT COMPANY/INVESTOR				Shareholder CPF/CNPJ	Capital stock composition
Itaúsa – Investimentos Itaú S.A.				61.532.644/0001-15
Ricardo Villela Marino
252.398.288-90	Brazilian – SP	Yes	Yes
35,325,069	2.101687	21,395,307	0.794335	56,720,376	1.296679
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Roberto Egydio Setubal
007.738.228-52	Brazilian – SP	Yes	Yes
56,023.195	3,333135	17,161,146	0,637135	73,184,341	1,673060
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Rodolfo Villela Marino
271.943.018-81	Brazilian – SP	Yes	Yes
35,325,070	2.101687	21,395,307	0.794335	56,720,377	1.296679
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%

Itaú Unibanco Holding S.A. – 2010 Reference Form	222

PARENT COMPANY/INVESTOR
SHAREHOLDER
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Breakdown of shares (units)
Common shares (units)	Common shares %	Preferred shares (units)	Preferred shares %	Total shares (units)	Total shares %
PARENT COMPANY/INVESTOR				Shareholder CPF/CNPJ	Capital stock composition

Tide Setubal Souza e Silva Nogueira
296.682.978-81	Brazilian – SP	Yes	Yes
1,126	0.000067	393.340	0,14603	394,466	0.009018
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Itaúsa – Investimentos Itaú S.A.				61.532.644/0001-15
TOTAL
1.680.795.973	100,000000	2,693,485,616	100.000000	4,374,281,589	100.000000
TOTAL	0	0.000000%

PARENT COMPANY/INVESTOR
SHAREHOLDER
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Breakdown of shares (units)
Common shares (units)	Common shares %	Preferred shares (units)	Preferred shares %	Total shares (units)	Total shares %
PARENT COMPANY/INVESTOR				Shareholder CPF/CNPJ	Capital stock composition
IUPAR – Itaú Unibanco Participações S.A.				04.676.564/0001-08
Companhia E. Johnston de Participações
04.679.283/0001-09	Brazilian – SP	Yes	Yes	02/27/2009
355,277,092	50.000000	0	0.000000	355,227,092	33.470000
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Itaúsa – Investimentos Itaú S.A.
61.532.644/0001-15	Brazilian – SP	Yes	Yes	02/27/2009
355,277,092	50.000000	350,942,273	100.000000	706,169,365	66.530000
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
OTHER
0	0.000000	0	0.000000	0	0.000000
TOTAL
710.454.184	100.000000	350,942,273	100.000000	1,061,396,457	100.000000

PARENT COMPANY/INVESTOR
SHAREHOLDER
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Breakdown of shares (units)
Common shares (units)	Common shares %	Preferred shares (units)	Preferred shares %	Total shares (units)	Total shares %
PARENT COMPANY/INVESTOR				Shareholder CPF/CNPJ	Capital stock composition
Companhia E. Johnston de Participações				04.679.283/0001-09
Fernando Roberto Moreira Salles
002.938.068-53	Brazilian – SP	Yes	Yes
400	25.000000	800	25.000000	1,200	25.000000
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
João Moreira Salles
667.197.397-00	Brazilian – SP	Yes	Yes
400	25.000000	800	25.000000	1,200	25.000000
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
OTHER
0	0.000000	0	0.000000	0	0.000000
Pedro Moreira Salles
551.222.567-72	Brazilian – SP	Yes	Yes
400	25.000000	800	25.000000	1,200	25.000000
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%

Itaú Unibanco Holding S.A. – 2010 Reference Form	223

PARENT COMPANY/INVESTOR
SHAREHOLDER
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Breakdown of shares (units)
Common shares (units)	Common shares %	Preferred shares (units)	Preferred shares %	Total shares (units)	Total shares %
PARENT COMPANY/INVESTOR				Shareholder CPF/CNPJ	Capital stock composition
Companhia E. Johnston de Participações				04.679.283/0001-09
Walter Moreira Salles Junior
406.935.467-00	Brazilian – SP	Yes	Yes
400	25.000000	800	25.000000	1,200	25.000000
Share type	Number of shares (Units)	Shares %
TOTAL
1600	100,000000%	3.200	100,000000%	4.800	100,000000%

PARENT COMPANY/INVESTOR
SHAREHOLDER
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Breakdown of shares (units)
Common shares (units)	Common shares %	Preferred shares (units)	Preferred shares %	Total shares (units)	Total shares %
PARENT COMPANY/INVESTOR				Shareholder CPF/CNPJ	Capital stock composition
Companhia ESA				52.117.397/0001-08
Alfredo Egydio Arruda Villela Filho
066.530.838-88	Brazilian – SP	Yes	Yes
199,025,438	20.386266	0	0.000000	199,025,438	20.386266
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%

Alfredo Egydio Nugent Setubal
407.919.708-09	Brazilian – SP	Yes	Yes
1,126	0.000115	0	0.000000	1,126	0.000115
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Alfredo Egydio Setubal
014.414.218-07	Brazilian – SP	Yes	Yes
55.767.083	5,712248	0	0.000000	55.767.083	5,712248

Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Ana Lúcia de Mattos Barreto Villela
066.530.828-06	Brazilian – SP	Yes	Yes
199,025,438	20.386266	0	0.000000	199,025,438	20.386266
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Beatriz de Mattos Setubal
316.394.318-70	Brazilian – SP	Yes	Yes
1,126	0.000115	0	0.000000	1,126	0.000115
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%

Itaú Unibanco Holding S.A. – 2010 Reference Form	224

PARENT COMPANY/INVESTOR
SHAREHOLDER
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Breakdown of shares (units)
Common shares (units)	Common shares %	Preferred shares (units)	Preferred shares %	Total shares (units)	Total shares %
PARENT COMPANY/INVESTOR				Shareholder CPF/CNPJ	Capital stock composition
Companhia ESA				52.117.397/0001-08
Bruno Rizzo Setubal
299.133.358-56	Brazilian – SP	Yes	Yes
1,126	0.000115	0	0.000000	1,126	0.000115
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Camila Rizzo Setubal
350.572.098-41	Brazilian – SP	Yes	Yes
1,126	0.000115	0	0.000000	1,126	0.000115
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Carolina Marinho Lutz Setubal
077.540.228-18	Brazilian – SP	Yes	Yes
1,126	0.000115	0	0.000000	1,126	0.000115
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%

PARENT COMPANY/INVESTOR
SHAREHOLDER
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Breakdown of shares (units)
Common shares (units)	Common shares %	Preferred shares (units)	Preferred shares %	Total shares (units)	Total shares %
PARENT COMPANY/INVESTOR				Shareholder CPF/CNPJ	Capital stock composition
Companhia ESA				52.117.397/0001-08
Fernando Setubal Souza e Silva
311.798.878-59	Brazilian – SP	Yes	Yes
1,126	0.000115	0	0.000000	1,126	0.000115
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Gabriel de Mattos Setubal
348.338.808-73	Brazilian – SP	Yes	Yes
1,126	0.000115	0	0.000000	1,126	0.000115
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Guilherme Setubal Souza e Silva
269.253.728-92	Brazilian – SP	Yes	Yes
1,126	0.000115	0	0.000000	1,126	0.000115
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
José Luiz Egydio Setubal
011.785.508-18	Brazilian – SP	Yes	Yes
55,742,364	5.709716	0	0.000000	55,742,364	5,709716
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%

Itaú Unibanco Holding S.A. – 2010 Reference Form	225

PARENT COMPANY/INVESTOR
SHAREHOLDER
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Breakdown of shares (units)
Common shares (units)	Common shares %	Preferred shares (units)	Preferred shares %	Total shares (units)	Total shares %
PARENT COMPANY/INVESTOR				Shareholder CPF/CNPJ	Capital stock composition
Companhia ESA				52.117.397/0001-08
Julia Guidon Setubal
336.694.358-08	Brazilian – SP	Yes	Yes
1,126	0.000115	0	0.000000	1,126	0.000115
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Luiza Rizzo Setubal
323.461.984-40	Brazilian – SP	Yes	Yes
1,126	0.000115	0	0.000000	1.126	0.000115
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Maria Alice Setubal
570.405.408-00	Brazilian – SP	Yes	Yes
34.535.793	3,537518	0	0.000000	34,535,793	3,537518
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Maria de Lourdes Egydio Villela
007.446.978-91	Brazilian – SP	Yes	Yes
129,959,824	13.311844	0	0.000000	129,959,824	13.311844
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%

PARENT COMPANY/INVESTOR
SHAREHOLDER
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Breakdown of shares (units)
Common shares (units)	Common shares %	Preferred shares (units)	Preferred shares %	Total shares (units)	Total shares %
PARENT COMPANY/INVESTOR				Shareholder CPF/CNPJ	Capital stock composition
Companhia ESA				52.117.397/0001-08
Mariana Lucas Setubal
227.809.998-10	Brazilian – SP	Yes	Yes
1,126	0.000115	0	0.000000	1,126	0.000115
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Marina Nugent Setubal
384.422.518-80	Brazilian – SP	Yes	Yes
1,126	0.000115	0	0.000000	1,126	0.000115
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%

O.E. Setubal S.A.
61.074.456/0001-90	Brazilian – SP	Yes	Yes
6	0,000001	0	0.000000	6	0,000001
Share type	Number of shares (Units)	Shares %
Olavo Egydio Setubal Junior
006.447.048-29	Brazilian – SP	Yes	Yes
56.241.555	5,760848	0	0.000000	56,241,555	5,760848
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
OTHER
0	0.000000	0	0.000000	0	0.000000
Patrícia Ribeiro do Valle Setubal
230.936.328-62	Brazilian – SP	Yes	Yes
1,126	0.000115	0	0.000000	1,126	0.000115
Share type	Number of shares (Units)	Shares %

Itaú Unibanco Holding S.A. – 2010 Reference Form	226

PARENT COMPANY/INVESTOR
SHAREHOLDER
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Breakdown of shares (units)
Common shares (units)	Common shares %	Preferred shares (units)	Preferred shares %	Total shares (units)	Total shares %
PARENT COMPANY/INVESTOR				Shareholder CPF/CNPJ	Capital stock composition
Companhia ESA				52.117.397/0001-08
Paula Lucas Setubal
295.243.528-69	Brazilian – SP	Yes	Yes
1,126	0.000115	0	0.000000	1,126	0.000115
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Paulo Egydio Setubal
336.694.318-10	Brazilian – SP	Yes	Yes
1,126	0.000115	0	0.000000	1,126	0.000115
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Paulo Setubal Neto
638.097.888-72	Brazilian – SP	Yes	Yes
63.539.815	6,508413	0	0.000000	63,539,815	6,508413
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Ricardo Egydio Setubal
033.033.518-99	Brazilian – SP	Yes	Yes
55.743.493	5,709833	0	0.000000	55,743,493	5,709833
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%

PARENT COMPANY/INVESTOR
SHAREHOLDER
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Breakdown of shares (units)
Common shares (units)	Common shares %	Preferred shares (units)	Preferred shares %	Total shares (units)	Total shares %
PARENT COMPANY/INVESTOR				Shareholder CPF/CNPJ	Capital stock composition
Companhia ESA				52.117.397/0001-08
Ricardo Villela Marino
252.398.288-90	Brazilian – SP	Yes	Yes
35,325,069	3.618363	0	0.000000	35,325,069	3.618363
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Roberto Egydio Setubal
007.738.228-52	Brazilian – SP	Yes	Yes
56.023.195	5,738481	0	0.000000	56,023,195	5,738481
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Rodolfo Villela Marino
271.943.018-81	Brazilian – SP	Yes	Yes
35,325,070	3.618363	0	0.000000	35,325,070	3.618363
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Tide Setubal Souza e Silva Nogueira
296.682.978-81	Brazilian – SP	Yes	Yes
1,126	0.000115	0	0.000000	1,126	0.000115
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%

Itaú Unibanco Holding S.A. – 2010 Reference Form	227

SHAREHOLDER
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Breakdown of shares (units)
Common shares (units)	Common shares %	Preferred shares (units)	Preferred shares %	Total shares (units)	Total shares %
PARENT COMPANY/INVESTOR				Shareholder CPF/CNPJ	Capital stock composition
Companhia ESA				52.117.397/0001-08
TOTAL
976,272,159	100.000000	0	0.000000	976,272,159	100.000000

***

SHAREHOLDER
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Breakdown of shares (units)
Common shares (units)	Common shares %	Preferred shares (units)	Preferred shares %	Total shares (units)	Total shares %
PARENT COMPANY/INVESTOR				Shareholder CPF/CNPJ	Capital stock composition
Itaúsa – Investimentos Itaú S.A.				61.532.644/0001-15
Alfredo Egydio Arruda Villela Filho
066.530.838-88	Brazilian – SP	Yes	Yes
199,025,438	11.841142	117,267,343	4.353739	316,292,781	7.230737
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Alfredo Egydio Nugent Setubal
407.919.708-09	Brazilian – SP	Yes	Yes
1,126	0,000067%	0	0	1.126	0,000026
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Alfredo Egydio Setubal
014.414.218-07	Brazilian – SP	Yes	Yes
55,767,083	3,317897	14.665.998	0,544499	70.433.081	1,610163
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Ana Lúcia de Mattos Barreto Villela
066.530.826-06	Brazilian – SP	Yes	Yes
199,025,438	11.841142	117,296,945	4.354838	316,322,383	7.231413
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Beatriz de Mattos Setubal
316.394.318-70	Brazilian – SP	Yes	Yes
1,126	0.000067	0	0	1,126	0.000026
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%

PARENT COMPANY/INVESTOR
SHAREHOLDER
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Breakdown of shares (units)
Common shares (units)	Common shares %	Preferred shares (units)	Preferred shares %	Total shares (units)	Total shares %
PARENT COMPANY/INVESTOR				Shareholder CPF/CNPJ	Capital stock composition
Itaúsa – Investimentos Itaú S.A.				61.532.644/0001-15
BlackRock, INC
	American – SP	No	No	08/13/2010
0	0.000000	138,085,520	5.126648	138,085,520	3.156759
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Bruno Rizzo Setubal
299.133.358-56	Brazilian – SP	Yes	Yes
1,126	0.000067	0	0.000000	1,126	0.000026
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI
33.754.482/0001-24	Brazilian – SP	No	No	30/04/2011
0	0.000000	130.145.121	4,831848	130.145.121	2,975234
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%

Itaú Unibanco Holding S.A. – 2010 Reference Form	228

PARENT COMPANY/INVESTOR
SHAREHOLDER
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Breakdown of shares (units)
Common shares (units)	Common shares %	Preferred shares (units)	Preferred shares %	Total shares (units)	Total shares %
PARENT COMPANY/INVESTOR				Shareholder CPF/CNPJ	Capital stock composition
Itaúsa – Investimentos Itaú S.A.				61.532.644/0001-15
Camila Rizzo Setubal
350.572.098-41	Brazilian – SP	Yes	Yes
1,126	0.000067	1,126	0.000042	2,252	0.000051
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Carolina Marinho Lutz Setubal
077.540.228-18	Brazilian – SP	Yes	Yes
1,126	0.000067	0	0.000000	1,126	0.000026
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Companhia ESA
52.117.397/0001-08	Brazilian – SP	Yes	Yes	30/04/2011
50.572.490	3,008842	8,627	0.000320	50,581,117	1,156330
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%

PARENT COMPANY/INVESTOR
SHAREHOLDER
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Breakdown of shares (units)
Common shares (units)	Common shares %	Preferred shares (units)	Preferred shares %	Total shares (units)	Total shares %
PARENT COMPANY/INVESTOR				Shareholder CPF/CNPJ	Capital stock composition
Itaúsa – Investimentos Itaú S.A.				61.532.644/0001-15
Fernando Setubal Souza e Silva
311.798.878-59	Brazilian – SP	Yes	Yes
1,126	0.000067	232,000	0.008613	233,126	0.005329
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Fundação Itaú Social
59.573.030/0001-30	Brazilian – SP	No	No	06/30/2010
189,502,007	11,274540	3,828,053	0.142123	193,330,060	4.419699
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Fundação Petrobrás de Seguridade Social - Petros
34.053.942/0001-50	Brazilian – SP	No	No	12/30/2010
213,383,112	12.695361	7,609,200	0.282504	220,992,312	5,052082
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Gabriel de Mattos Setubal
348.338.808-73	Brazilian – SP	Yes	Yes
1,126	0.000067	150,885	0,005602	152,011	0,003475
Share type	Number of shares (Units)	Shares %

Guilherme Setubal Souza e Silva
269.253.728-92	Brazilian – SP	Yes	Yes
1,126	0.000067	0	0	1.126	0,000026
Share type	Number of shares (Units)	Shares %

Itaú Unibanco Holding S.A. – 2010 Reference Form	229

PARENT COMPANY/INVESTOR
SHAREHOLDER
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Breakdown of shares (units)
Common shares (units)	Common shares %	Preferred shares (units)	Preferred shares %	Total shares (units)	Total shares %
PARENT COMPANY/INVESTOR				Shareholder CPF/CNPJ	Capital stock composition
Itaúsa – Investimentos Itaú S.A.				61.532.644/0001-15
José Luiz Egydio Setubal
011.785.508-18	Brazilian – SP	Yes	Yes
55,742,364	3.316427	13,687,100	0.508156	69,429,464	1,587220
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Julia Guidon Setubal
336.694.358-08	Brazilian – SP	Yes	Yes
1,126	0.000067	0	0.000000	1,126	0.000026
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Luiza Rizzo Setubal
323.461.948-40	Brazilian – SP	Yes	Yes
1,126	0.000067	4,569	0.000170	5,695	0.000130
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Maria Alice Setubal
570.405.408-00	Brazilian – SP	Yes	Yes
34,535,793	2.054728	22.641.897	0,840617	57,177690	1,307133
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%

PARENT COMPANY/INVESTOR
SHAREHOLDER
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Breakdown of shares (units)
Common shares (units)	Common shares %	Preferred shares (units)	Preferred shares %	Total shares (units)	Total shares %
PARENT COMPANY/INVESTOR				Shareholder CPF/CNPJ	Capital stock composition
Itaúsa – Investimentos Itaú S.A.				61.532.644/0001-15
Maria de Lourdes Egydio Villela
007.446.978-91	Brazilian – SP	Yes	Yes
129,959,824	7.732040	84,558,355	3.139365	214,518,179	4.904078
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Mariana Lucas Setubal
227.809.998-10	Brazilian – SP	Yes	Yes
1,126	0.000067	0	0.000000	1,126	0.000026
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Marina Nugent Setubal
384.422.518-80	Brazilian – SP	Yes	Yes
1,126	0.000067	0	0.000000	1,126	0.000026
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
O.E. Setubal S.A.
61.074.456/0001-90	Brazilian – SP	Yes	Yes	12/19/2010
6	0,000001	0	0.000000	6	0,000001
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Olavo Egydio Setubal Junior
006.447.048-29	Brazilian – SP	Yes	Yes
56,241,555	3.346126	15,165,854	0.563057	71,407,409	1.632437
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%

Itaú Unibanco Holding S.A. – 2010 Reference Form	230

PARENT COMPANY/INVESTOR
SHAREHOLDER
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Breakdown of shares (units)
Common shares (units)	Common shares %	Preferred shares (units)	Preferred shares %	Total shares (units)	Total shares %
PARENT COMPANY/INVESTOR				Shareholder CPF/CNPJ	Capital stock composition
Itaúsa – Investimentos Itaú S.A.				61.532.644/0001-15
OTHER
251.066.205	14,937339	1.935.564.501	71,860956	2.186.630.706	49,988337
TOTAL	0	0.000000%
Patrícia Ribeiro do Valle Setubal
230.936.328-62	Brazilian – SP	Yes	Yes
1,126	0.000067	11,800	0.000438	12,926	0,000295
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Paula Lucas Setubal
295.243.528-59	Brazilian – SP	Yes	Yes
1,126	0.000067	0	0.000000	1,126	0.000026
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Paulo Egydio Setubal
336.694.318-10	Brazilian – SP	Yes	Yes
1,126	0.000067	0	0.000000	1,126	0.000026
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Paulo Setubal Neto
638.097.888-72	Brazilian – SP	Yes	Yes
63.539.815	3,780341	17.062.395	0,633469	80,602,210	1,842639
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Ricardo Egydio Setubal
033.033.518-99	Brazilian – SP	Yes	Yes
55,743,493	3.316494	15,153,227	0.562588	70,896,720	1,620763
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%

PARENT COMPANY/INVESTOR
SHAREHOLDER
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Breakdown of shares (units)
Common shares (units)	Common shares %	Preferred shares (units)	Preferred shares %	Total shares (units)	Total shares %
PARENT COMPANY/INVESTOR				Shareholder CPF/CNPJ	Capital stock composition
Itaúsa – Investimentos Itaú S.A.				61.532.644/0001-15
Ricardo Villela Marino
252.398.288-90	Brazilian – SP	Yes	Yes
35,325,069	2.101687	21,395,307	0.794335	56,720,326	1.296679
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Roberto Egydio Setubal
007.738.228-52	Brazilian – SP	Yes	Yes
56,023.195	3,333135	17.161.146	0,637135	73.184.341	1,673060
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Rodolfo Villela Marino
271.943.018-81	Brazilian – SP	Yes	Yes
35,325,070	2.101687	21,395,307	0.794335	56,720,377	1.296679
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%

Itaú Unibanco Holding S.A. – 2010 Reference Form	231

PARENT COMPANY/INVESTOR
SHAREHOLDER
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Breakdown of shares (units)
Common shares (units)	Common shares %	Preferred shares (units)	Preferred shares %	Total shares (units)	Total shares %
PARENT COMPANY/INVESTOR				Shareholder CPF/CNPJ	Capital stock composition
Tide Setubal Souza e Silva Nogueira
296.682.978-81	Brazilian – SP	Yes	Yes
1,126	0.000067	393.340	0,014603	394.466	0,009018
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Itaúsa – Investimentos Itaú S.A.				61.532.644/0001-15
TOTAL
1.680.795.973	100,000000	2,693,485,616	100.000000	4,374.281.589	100,000000
TOTAL	0	0.000000%

Itaú Unibanco Holding S.A. – 2010 Reference Form	232

PARENT COMPANY/INVESTOR
SHAREHOLDER
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Breakdown of shares (units)
Common shares (units)	Common shares %	Preferred shares (units)	Preferred shares %	Total shares (units)	Total shares %
PARENT COMPANY/INVESTOR				Shareholder CPF/CNPJ	Capital stock composition
O.E. Setubal S.A.				61.074.456/0001-90

Alfredo Egydio Setubal
014.414.218-07	Brazilian – SP	Yes	Yes	04/28/2010
1,000,000	14,285714	0	0.000000	1,000,000	14,285714
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
José Luiz Egydio Setubal
011.785.508-18	Brazilian – SP	Yes	Yes	06/30/2010
1,000,000	14,285714	0	0.000000	1,000,000	14,285714
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Maria Alice Setubal
570.405.408-00	Brazilian – SP	Yes	Yes	06/30/2010
1,000,000	14,285714	0	0.000000	1,000,000	14,285714
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Olavo Egydio Setubal Júnior
006.447.048-29	Brazilian – SP	Yes	Yes	06/30/2010
1,000,000	14,285714	0	0.000000	1,000,000	14,285714
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%

PARENT COMPANY/INVESTOR
SHAREHOLDER
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Breakdown of shares (units)
Common shares (units)	Common shares %	Preferred shares (units)	Preferred shares %	Total shares (units)	Total shares %
PARENT COMPANY/INVESTOR				Shareholder CPF/CNPJ	Capital stock composition
O.E. Setubal S.A.				61.074.456/0001-90
Paulo Setubal Neto
638.097.888-72	Brazilian – SP	No	Yes	04/28/2010
1,000,000	14,285715	0	0.000000	1,000,000	14,285715
Share type	Share type	Share type	Share type	Share type	Share type
TOTAL	0	0.000000%
Ricardo Egydio Setubal.
033.033.518-99	Brazilian – SP	No	Yes	06/30/2010
1,000,000	14,285715	0	0.000000	1,000,000	14,285715
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Roberto Egydio Setubal
007.738.228-52	Brazilian – SP	No	Yes	06/30/2010
1,000,000	14,285714	0	0.000000	1,000,000	14,285714
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
TOTAL
7,000,000	100.000000	0	0.000000	7,000,000	100.000000

Itaú Unibanco Holding S.A. – 2010 Reference Form	233

PARENT COMPANY/INVESTOR
SHAREHOLDER
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Breakdown of shares (units)
Common shares (units)	Common shares %	Preferred shares (units)	Preferred shares %	Total shares (units)	Total shares %
PARENT COMPANY/INVESTOR				Shareholder CPF/CNPJ	Capital stock composition
Companhia ESA				52.117.397/0001-08
Alfredo Egydio Arruda Villela Filho
066.530.838-88	Brazilian – SP	Yes	Yes
199,025,438	20.386266	0	0.000000	199,025,438	20.386266
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%

Alfredo Egydio Setubal
014.414.218-07	Brazilian – SP	Yes	Yes
55.767.083	5,712248	0	0.000000	55.767.083	5,712248

Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Ana Lúcia de Mattos Barreto Villela
066.530.826-06	Brazilian – SP	Yes	Yes
199,025,438	20.386266	0	0.000000	199,025,438	20.386266
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Beatriz de Mattos Setubal
316.394.318-70	Brazilian – SP	Yes	Yes
1,126	0.000115	0	0.000000	1,126	0.000115
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Alfredo Egydio Nugent Setubal
407.919.708-09	Brazilian – SP	Yes	Yes
1,126	0.000115	0	0.000000	1,126	0.000115
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%

Itaú Unibanco Holding S.A. – 2010 Reference Form	234

PARENT COMPANY/INVESTOR
SHAREHOLDER
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Breakdown of shares (units)
Common shares (units)	Common shares %	Preferred shares (units)	Preferred shares %	Total shares (units)	Total shares %
PARENT COMPANY/INVESTOR				Shareholder CPF/CNPJ	Capital stock composition
Companhia ESA				52.117.397/0001-08
Bruno Rizzo Setubal
299.133.368-56	Brazilian – SP	Yes	Yes
1,126	0.000115	0	0.000000	1,126	0.000115
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Camila Rizzo Setubal
350.572.098-41	Brazilian – SP	Yes	Yes
1,126	0.000115	0	0.000000	1,126	0.000115
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Carolina Marinho Lutz Setubal
077.540.228-18	Brazilian – SP	Yes	Yes
1,126	0.000115	0	0.000000	1,126	0.000115
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%

PARENT COMPANY/INVESTOR
SHAREHOLDER
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Breakdown of shares (units)
Common shares (units)	Common shares %	Preferred shares (units)	Preferred shares %	Total shares (units)	Total shares %
PARENT COMPANY/INVESTOR				Shareholder CPF/CNPJ	Capital stock composition
Companhia ESA				52.117.397/0001-08
Fernando Setubal Souza e Silva
311.798.878-59	Brazilian – SP	Yes	Yes
1,126	0.000115	0	0.000000	1,126	0.000115
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Gabriel de Mattos Setubal
348.338.808-73	Brazilian – SP	Yes	Yes
1,126	0.000115	0	0.000000	1,126	0.000115
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Guilherme Setubal Souza e Silva
269.253.728-92	Brazilian – SP	Yes	Yes
1,126	0.000115	0	0.000000	1,126	0.000115
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
José Luiz Egydio Setubal
011.785.508-18	Brazilian – SP	Yes	Yes
55,742,364	5.709716	0	0.000000	55,742,364	5,709716
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%

Itaú Unibanco Holding S.A. – 2010 Reference Form	235

PARENT COMPANY/INVESTOR
SHAREHOLDER
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Breakdown of shares (units)
Common shares (units)	Common shares %	Preferred shares (units)	Preferred shares %	Total shares (units)	Total shares %
PARENT COMPANY/INVESTOR				Shareholder CPF/CNPJ	Capital stock composition
Companhia ESA				52.117.397/0001-08
Julia Guidon Setubal
336.694.358-08	Brazilian – SP	Yes	Yes
1,126	0.000115	0	0.000000	1,126	0.000115
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Luiza Rizzo Setubal
323.461.948-40	Brazilian – SP	Yes	Yes
1,126	0.000115	0	0.000000	1.126	0.000115
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Maria Alice Setubal
570.405.408-00	Brazilian – SP	Yes	Yes
34.535.793	3,537518	0	0.000000	34,535,793	3,537518
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Maria de Lourdes Egydio Villela
007.446.978-91	Brazilian – SP	Yes	Yes
129,959,824	13.311844	0	0.000000	129,959,824	13.311844
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%

PARENT COMPANY/INVESTOR
SHAREHOLDER
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Breakdown of shares (units)
Common shares (units)	Common shares %	Preferred shares (units)	Preferred shares %	Total shares (units)	Total shares %
PARENT COMPANY/INVESTOR				Shareholder CPF/CNPJ	Capital stock composition
Companhia ESA				52.117.397/0001-08
Mariana Lucas Setubal
227.809.998-10	Brazilian – SP	Yes	Yes
1,126	0.000115	0	0.000000	1,126	0.000115
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Marina Nugent Setubal
384.422.518-80	Brazilian – SP	Yes	Yes
1,126	0.000115	0	0.000000	1,126	0.000115
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
O.E. Setubal S.A.
61.074.456/0001-90	Brazilian – SP	Yes	Yes
6	0,000001	0	0.000000	6	0,000001
Share type	Number of shares (Units)	Shares %
Olavo Egydio Setubal Junior
006.447.048-29	Brazilian – SP	Yes	Yes
56.241.555	5,760848	0	0.000000	56,241,555	5,760848
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
OTHER
0	0.000000	0	0.000000	0	0.000000
Patrícia Ribeiro do Valle Setubal
230.936.328-62	Brazilian – SP	Yes	Yes
1,126	0.000115	0	0.000000	1,126	0.000115
Share type	Number of shares (Units)	Shares %
Paula Lucas Setubal
295.243.528-69	Brazilian – SP	Yes	Yes
1,126	0.000115	0	0.000000	1,126	0.000115
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%

Itaú Unibanco Holding S.A. – 2010 Reference Form	236

PARENT COMPANY/INVESTOR
SHAREHOLDER
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Breakdown of shares (units)
Common shares (units)	Common shares %	Preferred shares (units)	Preferred shares %	Total shares (units)	Total shares %
PARENT COMPANY/INVESTOR				Shareholder CPF/CNPJ	Capital stock composition
Companhia ESA				52.117.397/0001-08
Paulo Egydio Setubal
336.694.318-10	Brazilian – SP	Yes	Yes
1,126	0.000115	0	0.000000	1,126	0.000115
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Paulo Setubal Neto
638.097.888-72	Brazilian – SP	Yes	Yes
63.539.815	6,508413	0	0.000000	63,539,815	6,508413
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Ricardo Egydio Setubal
033.033.518-99	Brazilian – SP	Yes	Yes
55,744,619	5.709948	0	0.000000	55,744,619	5,709948
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%

PARENT COMPANY/INVESTOR
SHAREHOLDER
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Breakdown of shares (units)
Common shares (units)	Common shares %	Preferred shares (units)	Preferred shares %	Total shares (units)	Total shares %
PARENT COMPANY/INVESTOR				Shareholder CPF/CNPJ	Capital stock composition
Companhia ESA				52.117.397/0001-08
Ricardo Villela Marino
252.398.288-90	Brazilian – SP	Yes	Yes
35,325,069	3.618363	0	0.000000	35,325,069	3.618363
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Roberto Egydio Setubal
007.738.228-52	Brazilian – SP	Yes	Yes
56.023.195	5,738481	0	0.000000	56,023,195	5,738481
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Rodolfo Villela Marino
271.943.018-81	Brazilian – SP	Yes	Yes
35,325,070	3.618363	0	0.000000	35,325,070	3.618363
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Tide Setubal Souza e Silva Nogueira
296.682.978-81	Brazilian – SP	Yes	Yes
1,126	0.000115	0	0.000000	1,126	0.000115
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%

Itaú Unibanco Holding S.A. – 2010 Reference Form	237

SHAREHOLDER
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Breakdown of shares (units)
Common shares (units)	Common shares %	Preferred shares (units)	Preferred shares %	Total shares (units)	Total shares %
PARENT COMPANY/INVESTOR				Shareholder CPF/CNPJ	Capital stock composition
Companhia ESA				52.117.397/0001-08
TOTAL
976,272,159	100.000000	0	0.000000	976,272,159	100.000000

PARENT COMPANY/INVESTOR
SHAREHOLDER
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Breakdown of shares (units)
Common shares (units)	Common shares %	Preferred shares (units)	Preferred shares %	Total shares (units)	Total shares %
PARENT COMPANY/INVESTOR				Shareholder CPF/CNPJ	Capital stock composition
O.E. Setubal S.A.				61.074.456/0001-90

Alfredo Egydio Setubal
014.414.218-07	Brazilian – SP	Yes	Yes	06/30/2010
1,000,000	14,285714	0	0.000000	1,000,000	14,285714
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
José Luiz Egydio Setubal
011.785.508-18	Brazilian – SP	Yes	Yes	06/30/2010
1,000,000	14,285714	0	0.000000	1,000,000	14,285714
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Maria Alice Setubal
570.405.408-00	Brazilian – SP	Yes	Yes	06/30/2010
1,000,000	14,285714	0	0.000000	1,000,000	14,285714
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Olavo Egydio Setubal Júnior
006.447.048-29	Brazilian – SP	Yes	Yes	06/30/2010
1,000,000	14,285714	0	0.000000	1,000,000	14,285714
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%

PARENT COMPANY/INVESTOR
SHAREHOLDER
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Breakdown of shares (units)
Common shares (units)	Common shares %	Preferred shares (units)	Preferred shares %	Total shares (units)	Total shares %
PARENT COMPANY/INVESTOR				Shareholder CPF/CNPJ	Capital stock composition
O.E. Setubal S.A.				61.074.456/0001-90
Paulo Setubal Neto
638.097.888-72	Brazilian – SP	No	Yes	06/30/2010
1,000,000	14,285715	0	0.000000	1,000,000	14,285715
Share type	Share type	Share type	Share type	Share type	Share type
TOTAL	0	0.000000%
Ricardo Egydio Setubal.
033.033.518-99	Brazilian – SP	No	Yes	06/30/2010
1,000,000	14,285715	0	0.000000	1,000,000	14,285715
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Roberto Egydio Setubal
007.738.228-52	Brazilian – SP	No	Yes	06/30/2010
1,000,000	14,285714	0	0.000000	1,000,000	14,285714
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
TOTAL
7,000,000	100.000000	0	0.000000	7,000,000	100.000000

Itaú Unibanco Holding S.A. – 2010 Reference Form	238

PARENT COMPANY/INVESTOR
SHAREHOLDER
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Breakdown of shares (units)
Common shares (units)	Common shares %	Preferred shares (units)	Preferred shares %	Total shares (units)	Total shares %
PARENT COMPANY/INVESTOR				Shareholder CPF/CNPJ	Capital stock composition
O.E. Setubal S.A.				61.074.456/0001-90

Alfredo Egydio Setubal
014.414.218-07	Brazilian – SP	Yes	Yes	06/30/2010
1,000,000	14,285714	0	0.000000	1,000,000	14,285714
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
José Luiz Egydio Setubal
011.785.508-18	Brazilian – SP	Yes	Yes	06/30/2010
1,000,000	14,285714	0	0.000000	1,000,000	14,285714
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Maria Alice Setubal
570.405.408-00	Brazilian – SP	Yes	Yes	06/30/2010
1,000,000	14,285714	0	0.000000	1,000,000	14,285714
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Olavo Egydio Setubal Júnior
006.447.048-29	Brazilian – SP	Yes	Yes	06/30/2010
1,000,000	14,285714	0	0.000000	1,000,000	14,285714
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%

PARENT COMPANY/INVESTOR
SHAREHOLDER
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Breakdown of shares (units)
Common shares (units)	Common shares %	Preferred shares (units)	Preferred shares %	Total shares (units)	Total shares %
PARENT COMPANY/INVESTOR				Shareholder CPF/CNPJ	Capital stock composition
O.E. Setubal S.A.				61.074.456/0001-90
Paulo Setubal Neto
638.097.888-72	Brazilian – SP	No	Yes	06/30/2010
1,000,000	14,285715	0	0.000000	1,000,000	14,285715
Share type	Share type	Share type	Share type	Share type	Share type
TOTAL	0	0.000000%
Ricardo Egydio Setubal.
033.033.518-99	Brazilian – SP	No	Yes	06/30/2010
1,000,000	14,285715	0	0.000000	1,000,000	14,285715
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Roberto Egydio Setubal
007.738.228-52	Brazilian – SP	No	Yes	06/30/2010
1,000,000	14,285714	0	0.000000	1,000,000	14,285714
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
TOTAL
7,000,000	100.000000	0	0.000000	7,000,000	100.000000

Itaú Unibanco Holding S.A. – 2010 Reference Form	239

PARENT COMPANY/INVESTOR
SHAREHOLDER
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Breakdown of shares (units)
Common shares (units)	Common shares %	Preferred shares (units)	Preferred shares %	Total shares (units)	Total shares %
PARENT COMPANY/INVESTOR				Shareholder CPF/CNPJ	Capital stock composition
O.E. Setubal S.A.				61.074.456/0001-90

Alfredo Egydio Setubal
014.414.218-07	Brazilian – SP	Yes	Yes	06/30/2010
1,000,000	14,285714	0	0.000000	1,000,000	14,285714
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
José Luiz Egydio Setubal
011.785.508-18	Brazilian – SP	Yes	Yes	06/30/2010
1,000,000	14,285714	0	0.000000	1,000,000	14,285714
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Maria Alice Setubal
570.405.408-00	Brazilian – SP	Yes	Yes	06/30/2010
1,000,000	14,285714	0	0.000000	1,000,000	14,285714
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Olavo Egydio Setubal Júnior
006.447.048-29	Brazilian – SP	Yes	Yes	06/30/2010
1,000,000	14,285714	0	0.000000	1,000,000	14,285714
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%

PARENT COMPANY/INVESTOR
SHAREHOLDER
Shareholder CPF/CNPJ	Nationality – Federal Unit	Shareholders’ agreement	Controlling shareholder	Review date
Breakdown of shares (units)
Common shares (units)	Common shares %	Preferred shares (units)	Preferred shares %	Total shares (units)	Total shares %
PARENT COMPANY/INVESTOR				Shareholder CPF/CNPJ	Capital stock composition
O.E. Setubal S.A.				61.074.456/0001-90
Paulo Setubal Neto
638.097.888-72	Brazilian – SP	No	Yes	06/30/2010
1,000,000	14,285715	0	0.000000	1,000,000	14,285715
Share type	Share type	Share type	Share type	Share type	Share type
TOTAL	0	0.000000%
Ricardo Egydio Setubal.
033.033.518-99	Brazilian – SP	No	Yes	06/30/2010
1,000,000	14,285715	0	0.000000	1,000,000	14,285715
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
Roberto Egydio Setubal
007.738.228-52	Brazilian – SP	No	Yes	06/30/2010
1,000,000	14,285714	0	0.000000	1,000,000	14,285714
Share type	Number of shares (Units)	Shares %
TOTAL	0	0.000000%
TOTAL
7,000,000	100.000000	0	0.000000	7,000,000	100.000000

Itaú Unibanco Holding S.A. – 2010 Reference Form	240

15.3. In a table, please describe the distribution of capital, as determined in the last Annual Shareholders' Meeting:

Composition based on the Annual Shareholders’ Meeting held on:

Description of capital distribution	April 25, 2011
Number of individual shareholders	261,941
Number of corporate shareholders	23,292
Number of institutional investors	-
Number of outstanding common shares	215,180,206
Number of outstanding preferred shares	2,236,401,255
Total	2,451,581,461

15.4. Should the Issuer wish, please insert a flowchart of the Issuer’s shareholders, identifying all direct and indirect parent companies, as well as the shareholders who have an interest equal to or higher than 5% in a class or type of shares, provided that it is compatible with the information presented in items 15.1 and 15.2

None.

15.5. With respect to any shareholders’ agreement filed at the Issuer’s head office or to which the parent company is a party that regulates the exercise of the voting right or the transfer of shares issued by the Issuer, please indicate:

a) parties

Companhia E. Johnston de Participações and Itaúsa – Investimentos Itaú S.A. The controlling shareholders of Companhia E. Johnston de Participações (the Moreira Salles family) and of Itaúsa – Investimentos Itaú S.A. (the Villela and Setubal families) are intervening consenting parties. This shareholders’ agreement refers to the exercise of the voting rights and to the transfer of shares.

b) date of execution
c) term of effectiveness

The shareholders’ agreement will be in effect for a period of 20 years from January 27, 2009 and may be automatically renewed for successive periods of ten years, unless any shareholder requests otherwise, in writing, one year prior to the end of each effectiveness period, according to the procedures set forth in the shareholders’ agreement.

d) description of the clauses related to the exercise of the voting rights and control

The parties undertake to always vote in unison on all matters which are incumbent upon the Shareholders’ Meetings and to elect most of the management members of Itaú Unibanco Holding and of its controlled companies.

e) description of the clauses related to the appointment of management members

The IUPAR’s Board of Directors is composed of four members, two appointed by Itaúsa and two by E. Johnston, and the Executive Board is composed of four members, two appointed by Itaúsa and two by E. Johnston. The Board of Directors of Itaú Unibanco Holding consists of a maximum 14 members, six of whom are appointed by Itaúsa and E. Johnston and vote together.

f) description of the clauses related to the transfer of shares and the preemptive right to purchase them

The shares issued by IUPAR cannot be transferred by Itaúsa – Investimentos Itaú S.A. or by the Moreira Salles family to third parties until November 3, 2018. After this period, if one of the parties decides to transfer the shares of IUPAR, the other party may opt to (a) exercise the preemptive right and purchase the shares, or (b) exercise the tag-along right pursuant to the same terms and conditions, or (c) waive both preemptive and tag-along rights. Itaúsa may, at its own free will,  transfer the shares issued by Itaú Unibanco Holding that it directly owns. Finally, if Itaúsa – Investimentos Itaú S.A. and the Moreira Salles family decide to jointly transfer the totality of their shares issued by IUPAR, Itaúsa – Investimentos Itaú S.A. may exercise its tag-along rights in order to include all or a portion of the shares issued by Itaú Unibanco Holding that it directly owns. The Board members appointed by Itaúsa and E. Johnston voted together.

Itaú Unibanco Holding S.A. – 2010 Reference Form	241

g) description of the clauses that restrict or condition the voting rights of the members of the Board of Directors

The IUPAR shareholders’ agreement provisions state that the members appointed as established therein shall always vote jointly on certain matters.

15.6. Indicate relevant changes in the ownership interests of the Issuer’s control group and management members

Itaú and Unibanco Merger

On November 3, 2008, the parent companies of Itaúsa and Unibanco Holdings signed an agreement for the merger of the financial operations of Itaú and Unibanco in order to create the largest private financial conglomerate in the Southern Hemisphere.

This agreement included a corporate restructuring with the migration of the shareholders of Unibanco Holdings S.A. and of Unibanco - União de Bancos Brasileiros S.A., upon mergers of shares, into a publicly-held company named Itaú Unibanco Holding S.A., the former Banco Itaú Holding Financeira S.A., the control of which has from then on been shared between Itaúsa – Itaú Investmentos Itaú S.A. and the controlling shareholders of Unibanco Holdings S.A., through a non-financial holding created in this restructuring (IUPAR).

Ownership structure

The chart below summarizes the transaction.

15.7. Supply other information that the Issuer may deem relevant

None.

Itaú Unibanco Holding S.A. – 2010 Reference Form	242

ITEM 16 - TRANSACTIONS WITH RELATED PARTIES

16.1. Describe the Issuer’s rules, policies and practices regarding the carrying out of transactions with related parties, as determined by the accounting rules that address this matter

The transactions carried out between related parties are disclosed in compliance with CVM Resolution No. 642, of October 7, 2010, and CMN Resolution No. 3.750, of June 30, 2009. These transactions are carried out at amounts, terms and average rates that are usual in the market, in effect on the respective dates, and on an arm’s length condition.

These transactions are eliminated from the consolidated financial statements and also consider the absence of risk.

The unconsolidated related parties are the following:

•
       Itaúsa, main parent company of Itaú Unibanco Holding, its controlling companies and its non-financial subsidiaries, particularly Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.

•
       Fundação Itaubanco, FUNBEP – Fundo de Pensão Multipatrocinado, Caixa de Previdência dos Funcionários do BEG (PREBEG), Fundação Bemgeprev, Itaubank Sociedade de Previdência Privada, UBB – Prev Previdência Complementar and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed private pension companies that manage supplementary retirement plans sponsored by Itaú Unibanco Holding and/or its subsidiaries.

•
       Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema and Associação Clube “A”,  entities maintained by Itaú Unibanco and subsidiaries to operate in their respective areas of interest.

16.2. Describe, with respect to transactions with related parties that, according to the accounting rules, should be disclosed in the Issuer´s individual or consolidated financial statements and that have been entered into in the past three years ot that are in effect in the current year

a) Name of related parties

•	Itaú Unibanco S.A. - Subsidiary

•	Itaú Corretora de Valores S.A. - Subsidiary

•	Duratex S.A. – Non-financial subsidiary of ITAÚSA, main controlling shareholder of ITAÚ UNIBANCO HOLDING

•	Itaúsa Empreendimentos S.A. – Non-financial subsidiary of ITAÚSA, main controlling shareholder of ITAÚ UNIBANCO HOLDING

•	ITH Zux Cayman Company Ltd. – Non-financial subsidiary of ITAÚSA, main controlling shareholder of ITAÚ UNIBANCO HOLDING

•	Itaú Gestão de Ativos S.A. – Non-financial subsidiary of ITAÚSA, main controlling shareholder of ITAÚ UNIBANCO HOLDING

•	Elekeiroz S.A. – Non-financial subsidiary of ITAÚSA, main controlling shareholder of ITAÚ UNIBANCO HOLDING

•	Itautec S.A. – Non-financial subsidiary of ITAÚSA, main controlling shareholder of ITAÚ UNIBANCO HOLDING

•	UBB Prev Previdência Complementar – Closed private pension company that administers supplementary retirement plans sponsored by ITAÚ UNIBANCO HOLDING

•	Fundação Banorte – Closed private pension company that administers supplementary retirement plans sponsored by ITAÚ UNIBANCO HOLDING

Itaú Unibanco Holding S.A. – 2010 Reference Form	243

•	Fundação Itaubanco – Closed private pension company that administers supplementary retirement plans sponsored by ITAÚ UNIBANCO HOLDING

•	FUNBEP – Fundo de Pensão Multipatrocinado – Closed private pension company that administers supplementary retirement plans sponsored by ITAÚ UNIBANCO HOLDING

•	Instituto Itaú Cultural – Entity maintained by ITAÚ UNIBANCO and subsidiaries in order to operate in its respective areas of interest

•	Fundação Itaú Social – Entity maintained by ITAÚ UNIBANCO and subsidiaries in order to operate in its respective areas of interest

•	Instituto Unibanco de Cinema – Entity maintained by ITAÚ UNIBANCO and subsidiaries in order to operate in its respective areas of interest

•	Associação Clube “A” – Entity maintained by ITAÚ UNIBANCO and subsidiaries in order to operate in its respective areas of interest

b) Relationship with the issuer

See item a).

c) Transaction date

Rent agreement

Itaú Unibanco x Fundação Itaubanco
Due date: 01/01/2008 to 12/31/2012
Readjustment: Annual based on the variation of IGPM/FGV

Itaú Unibanco x FUNBEP – Fundo de Pensão Multipatrocinado
Due date: 01/01/2008 to 12/31/2012
Readjustment: Annual based on the variation of IGPM/FGV

d) Subject matter of the agreement

•	Interbank Investments;

•	Securities;

•	Interbank Deposits;

•	Repurchase Agreements;

•	Donations for investments in social projects according to the Law No. 8,313/91, Art.26;

•	Rentals from the common use of the structure;

•	Data processing: specialized technical and equipment maintenance services;

•	Agreement for Apportionment of Common Costs due to the use of the common structure.

Itaú Unibanco Holding S.A. – 2010 Reference Form	244

e) Amount involved in the transaction

Parent Company				RS Million
Base date	Subject matter of the agreement	Counterpart	Transaction date	Due Date	Balance
12/31/2010	Interbank Investments	Itaú Unibanco S.A.	12/31/2010	01/03/2011	24.12
12/31/2010	Interbank Investments	Itaú Unibanco S.A.	12/31/2010	03/01/2011	159.45
12/31/2010	Interbank Investments	Itaú Unibanco S.A.	02/10/2010	12/12/2012	3.045.33.
12/31/2010	Interbank Investments	Itaú Unibanco S.A.	03/08/2010	12/12/2012	378.67
12/31/2010	Interbank Investments	Itaú Unibanco S.A.	03/26/2010	12/12/2012	6.508.95.
12/31/2010	Interbank Investments	Itaú Unibanco S.A.	12/07/2010	12/12/2012	302.18
12/31/2010	Deposits	Itaú Unibanco S.A.	12/07/2010	12/12/2012	986.99
12/31/2010	Deposits	Itaú Unibanco S.A.	07/12/2010	12/12/2012	2.357.02

Consolidated Base date	Subject matter of the agreement	Counterpart	Transaction Date	Due Date	Balance
12/31/2010	Deposits	Itautec S.A.	12/30/2010	12/20/2012	1.12
12/31/2010	Deposits	Itautec S.A.	12/01/2010	11/21/2012	2.02
12/31/2010	Deposits	Itautec S.A.	11/26/2010	11/16/2012	1.41
12/31/2010	Deposits	Itautec S.A.	11/24/2010	11/14/2012	1.21
12/31/2010	Deposits	Itautec S.A.	10/26/2010	10/16/2012	0.94
12/31/2010	Deposits	Itautec S.A.	12/24/2010	12/14/2012	0.90
12/31/2010	Deposits	Itautec S.A.	12/31/2010	12/26/2011	0.35
12/31/2010	Deposits	Itautec S.A.	12/24/2010	12/14/2012	0.25
12/31/2010	Deposits	Itautec S.A.	10/28/2010	10/18/2012	0.15
12/31/2010	Deposits	Duratex S.A.	03/4/2010	03/09/2011	2.64
12/31/2010	Deposits	Duratex S.A.	03/9/2010	03/09/2011	4.87
12/31/2010	Deposits	Duratex S.A.	03/14/2010	02/01/2011	0.38
12/31/2010	Deposits	Duratex S.A.	03/22/2010	03/18/2011	3.23
12/31/2010	Deposits	Duratex S.A.	04/09/2010	04/05/2011	2.72
12/31/2010	Deposits	Duratex S.A.	04/20/2010	04/18/2011	3.21
12/31/2010	Deposits	Duratex S.A.	04/23/2010	04/19/2011	3.00
12/31/2010	Deposits	Duratex S.A.	04/29/2010	04/25/2011	3.21
12/31/2010	Deposits	Duratex S.A.	05/05/2010	05/02/2011	3.26
12/31/2010	Deposits	Duratex S.A.	06/08/2010	06/06/2011	3.34
12/31/2010	Deposits	Duratex S.A.	06/08/2010	06/06/2011	3.18
12/31/2010	Deposits	Duratex S.A.	12/17/2010	01/02/2011	4.52
12/31/2010	Deposits	Duratex S.A.	07/06/2010	07/04/2011	3.26
12/31/2010	Deposits	Duratex S.A.	07/06/2010	07/04/2011	0
12/31/2010	Deposits	Duratex S.A.	07/06/2010	07/04/2011	5.59
12/31/2010	Deposits	Elekeiroz S.A.	07/06/2010	04/07/2011	30.62
12/31/2010	Repurchase Agreement	Itautec S.A.	10/29/2010	10/19/2012	4.07
12/31/2010	Repurchase Agreement	Itautec S.A.	12/28/2010	12/18/2012	3.00
12/31/2010	Repurchase Agreement	Itautec S.A.	12/30/2010	12/20/2012	1.38
12/31/2010	Repurchase Agreement	Itautec S.A.	10/28/2010	10/18/2012	4.63
12/31/2010	Repurchase Agreement	Itautec S.A.	10/26/2010	10/16/2012	2.04
12/31/2010	Repurchase Agreement	Itautec S.A.	7/6/2010	6/26/2012	2.67
12/31/2010	Repurchase Agreement	Itaúsa Empreendimentos S.A.	7/1/2000	3/7/2014	51.99
12/31/2010	Repurchase Agreement	Duratex S.A.	7/6/2010	7/4/2011	0
12/31/2010	Repurchase Agreement	Duratex S.A.	7/6/2010	7/4/2011	2.18
12/31/2010	Repurchase Agreement	Duratex S.A.	8/9/2010	8/5/2011	2.35
12/31/2010	Repurchase Agreement	Duratex S.A.	8/9/2010	8/5/2011	0.77
12/31/2010	Repurchase Agreement	Duratex S.A.	7/1/2010	6/27/2011	3.02
12/31/2010	Repurchase Agreement	Itaú Gestão de Ativos	12/21/2010	1/10/2020	0.76

Itaú Unibanco Holding and unconsolidated related parts, as an integral part of the Agreement for Apportionment of Common Costs of Itaú Unibanco, recorded the amount of R$17 million (R$9 million from January 1 to December 31, 2009) in Other administrative expenses due to the use of the common structure.

Itaú Unibanco Holding S.A. – 2010 Reference Form	245

f) Existing balance

See item e).

g) Amount corresponding to the interest of the related party in the transaction, if it can be calculated

None.

h) Related guarantees and insurance

None.

i) Due date

See item e).

j) Termination or extinction conditions

None.

k) When the relationship is a loan or other type of debt, please also state:
I - Nature and reasons for the transaction
II - Interest rate charged

None.

16.3. With respect to each of the transactions or group of transactions mentioned in item 16.2 above that took place in the previous year: (a) identify the measures taken to address conflicts of interest; and (b) show the strictly commutative nature of the agreed upon conditions or the proper compensatory payment

The consolidated transactions presented in item 16.2, base date December 31, 2010, between Itaú Unibanco Holding S.A. and related parties were carried out at amounts, rates and terms that are usual in the market, on an arm’s length basis, and therefore they do not give rise to any benefit or loss for the parties, particularly:

•	Demand deposits – there is no remuneration;
•	Resale agreements – the rates used are similar to those used in transactions with third parties;
•	Interbank Deposits – rates and terms agreed upon are similar to transactions in the market;
•	Securities – rates and terms agreed upon are similar to practices in the market;
•	Data processing expenses (Itautec) – these refer to expenses with specialized technical assistance and maintenance of equipment, and the prices applied are similar to market prices;
•	Donations – made in compliance with the entities’ respective bylaws and social projects to be implemented;
•	Rental expenses – in accordance with the usual market practices, subject to annual adjustment at the variation of IGPM/FGV;
•
Amounts payable to related companies – price adjustment related to the purchase of investment the variation of which is reflected in accordance with the change in the market value of the purchased investment.

Itaú Unibanco Holding S.A. – 2010 Reference Form	246

ITEM 17 – CAPITAL

17.1. Prepare a table containing the following information on capital:

	Issued Capital	Subscribed capital	Paid-up capital	Term for the payment of capital that has not yet been paid-up	Authorized capital	Date of last authorization	Securities convertible into shares	Conversion conditions
In Reais	45,000,000,000.00	45,000,000,000.00	45,000,000,000.00	-	-	-	-	-
In shares	4,570,936,219	4,570,936,219	4,570,936,219	-	-	04/24/2009	-	-
Common shares	2,289,286,475	2,289,286,475	2,289,286,475	-	-	04/24/2009	-	-
Preferred shares	2,281,649,744	2,281,649,744	2,281,649,744	-	-	04/24/2009	-	-

	Issued Capital	Subscribed capital	Paid-up capital	Term for the payment of capital that has not yet been paid-up	Authorized capital	Date of last authorization	Securities convertible into shares	Conversion conditions
In Reais	-	-	-	-	-	-	-	-
In shares	-	-	-	-	6,000,000,000	11/28/2008	-	-
Common shares	-	-	-	-	3,000,000,000	11/28/2008	-	-
Preferred shares	-	-	-	-	3,000,000,000	11/28/2008	-	-

17.2. With respect to the issuer’s capital increases, please indicate:

Date of resolution	Body that resolved on the increase	Date of issue	Total amount of increase (in R$)	Increase Type	Ordinary (unit)	Preferred (unit)	Total Shares	Private or public subscription	Issue price	Quoting Factor
11/28/2008	Shareholders’ Meeting	11/28/2008	12,000,000,000.00	No shares issued	527,750,941	614,.237,130	1,141,988,071	70.59000000	10.51	R$ per unit
Criteria used to determine the issue price: Accouting Equity Value

17.3. With respect to splits, reverse splits and bonuses, please describe in a table format:

Splits:	Number of shares before the approval		Number of shares after the approval
Date of resolution	C	P	C	P

08/27/2007	626,500,256	595,495,964	1,253,000,512	1,190,991,928

Reverse splits:	Number of shares before the approval		Number of shares after the approval
Date of resolution	C	P	C	P

-	-	-	-	-

Bonuses:	Number of shares before the approval		Number of shares after the approval
Date of resolution	C	P	C	P

04/23/2008	1,242,734,866	1,175,991,928	1,553,418,582	1,469,989,910
04/24/2009	2,081,169,523	2,074,227,040	2,289,286,475	2,281,649,744
C: Book-entry common share
P: Book-entry preferred share

17.4. With respect to the Issuer´s capital reductions, please indicate:

a) date of resolution

None.

Itaú Unibanco Holding S.A. – 2010 Reference Form	247

b) date of reduction

None.

c) total amount of reduction

None.

d) number of shares cancelled by the reduction, specifying class and type

None.

e) amount reimbursed per share

None.

f) form of reimbursement:
I - Cash
II - If assets, please describe
III - If rights, please describe

None.

g) percentage that the reduction represented in relation to the capital amount existing immediately prior to the increase

None.

h) reason for the reduction

None.

17.5. Supply other information that the Issuer may deem relevant

Date of resolution	Body that resolved on the increase	Date of issue	Total amount of increase (in R$)	Increase Type	Ordinary (unit)	Preferred (unit)	Total Shares	% of the last Capital	Issue price	Quoting Factor
4/23/2008	Shareholders’ Meeting	5/30/2008	2,745,787,000	No shares issued	310,683,716	293,997,982	604,681,698	19.29000000	4.54088	R$ per unit

Criteria used to determine the issue price

11/28/2008	Shareholders’ Meeting	11/28/2008	12,000,000,000.00	No shares issued	527,750,941	614,.237,130	1,141,988,071	70.59000000	10.507990	R$ per unit

Criteria used to determine the issue price

4/24/2009	Shareholders’ Meeting	8/28/2009	16,000,000,000.00	No shares issued	208,116,952	207,422,704	415,539,656	55.17000000	38.504147	R$ per unit

Criteria used to determine the issue price

Cancellation of shares in treasury

- The Shareholders’ Meeting of April 23, 2008, resolved to cancel 10,265,646 of the company's common shares and 15,000,000 preferred shares in treasury, without reduction of capital, which is represented by 2,418,726,794 shares, being 1,242,734,866 common shares and 1,175,991,928 preferred shares without par value,after the mentioned cancellation.

- The Shareholders’ Meeting of November 28, 2008, resolved to cancel 10,000,000 preferred shares in treasury, without reduction of capital, which is represented by 3,013,408,492 shares, being 1,553,418,582 common shares and 1,459,989,910 preferred shares without par value,after the mentioned cancellation.

Itaú Unibanco Holding S.A. – 2010 Reference Form	248

- The Shareholders’ Meeting of April 25, 2008, resolved to cancel 75 preferred shares in treasury, without reduction of capital, without capital reduction, and change in the “caput” of Article 3 of the bylaws.

Reverse Stock Split and Simultaneous Stock Split

On April 25, 2011, our shareholders approved a reverse split of common and preferred shares in the proportion of 100 shares to one share of the same type in order to adjust our shareholder base to reduce administrative costs and improve the efficiency of our book-entry system.  Our shareholders also approved a simultaneous stock split of one share to 100 shares, which will maintain the market price of our shares at an appropriate level to ensure liquidity.  This transaction is subject to ratification by the Central Bank.  Once this is approved and we provide additional details through an announcement to the market, we will establish a period of at least 60 days for holders of our common and preferred shares in a number not a multiple of 100 share lots, at their discretion, to adjust their share lots through the BM&FBOVESPA.  Once the 60-day period for adjustment of shareholdings has expired, fractional shares arising from the reverse split will be regrouped into integral numbers and sold at an auction through the BM&FBOVESPA.

Itaú Unibanco Holding S.A. – 2010 Reference Form	249

ITEM 18 - SECURITIES

18.1. Describe the rights of each class and type of share issued:

Type of shares or CDA (share deposit certificate)	Common
Tag-Along	80%

Right to dividends
Shareholders are entitled to receive as mandatory dividend, each year, a minimum amount of 25% of net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters "a” and “b” of item I of Article 202 of Law No. 6,404/76, as amended, and in compliance with items II and III of the same legal provision.

The preferred shares shall confer their holders priority in the payment of an annual minimum dividend of R$0.022 per share, non-cumulative and adjusted in cases of split or reverse split.

After the priority payment of dividend to preferred shareholders, a dividend shall be paid to the holders of common shares at R$ 0.022 per share, non-cumulative and adjusted in cases of split or reverse split.

Voting rights	Full

Convertibility	No

Right to capital reimbursement	Yes

Description of capital reimbursement characteristics
In the case of liquidation of the Issuer, the shareholders shall receive payments related to reimbursement of capital, in proportion to their interests in capital, after the payment of all of the Issuer’s obligations

Pursuant to Articles 45 and 137 of Law No. 6,404/76, as amended, the shareholders that dissent from the resolutions approved in Shareholders’ Meetings may leave the Issuer, upon reimbursement of the value of their shares, in which cases the reimbursement shall be based on the book value.

Restrictions on trading	None.

Conditions for changing the rights assured by such securities	There are no requirements in the Bylaws additional to those existing in the Law that change the rights assured by the securities issued by the Issuer.

Other relevant characteristics	None.

Type of shares or CDA (share deposit certificate)	Preferred

Tag-Along	80%

Right to dividends
Shareholders are entitled to receive as mandatory dividend, in each year, the minimum amount of 25% of net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters “a” and “b” of item I of Article 202 of the Brazilian Corporate Law and in compliance with items II and III of the same legal provision.

The preferred shares shall confer their holders priority in the payment of an annual minimum dividend of R$0.022 per share, non-cumulative and adjusted in cases of split or reverse split.

After the priority payment of dividend to preferred shareholders, a dividend shall be paid to the holders of common shares at R$ 0.022 per share, non-cumulative and adjusted in cases of split or reverse split.

Voting rights	None (except pursuant to Article 111, paragraph 1 of Law No. 6,404/76, as amended)

Convertibility	No

Itaú Unibanco Holding S.A. – 2010 Reference Form	250

Right to capital reimbursement	Yes

Description of capital reimbursement characteristics
In the case of liquidation of the Issuer, the shareholders shall receive payments related to reimbursement of capital, in proportion to their interests in capital, after the payment of all of the Issuer’s obligations

Pursuant to Articles 45 and 137 of the Law No. 6,404/76, as amended, the shareholders that dissent from the resolutions approved in Shareholders’ Meetings may leave the Issuer, upon reimbursement of the value of their shares, in which cases the reimbursement shall be based on the book value.

Restrictions on trading	None.

Conditions for changing the rights assured by such securities	There are no requirements in the Bylaws additional to those existing in the Law that change the rights assured by the securities issued by the Issuer.

Other relevant characteristics	None.

18.2. Describe, if applicable, the statutory rules that limit the voting rights of significant shareholders or that force them to carry out a public offering

None.

18.3. Describe exceptions and suspension clauses related to equity or political rights provided for in the Bylaws

None.

18.4. In a table format, please give details of the trading volume, and the highest and lowest prices of securities traded on stock exchanges or organized over-the-counter markets in each of the quarters of the past three years

2010
Quarter ended	Securitity	Class	Market	Administrative Entity	Trading Volume (R$ million)		Maximum		Minimum		Quoting Factor
3/31/10	Shares	Non-voting	Stock Market	BM&F BOVESPA S.A.	R$	10,505,825,789	R$	40.49	R$	33.81	R$ per unit
6/30/10	Shares	Non-voting	Stock Market	BM&F BOVESPA S.A.	R$	12,396,191,279	R$	40.27	R$	31.03	R$ per unit
9/30/10	Shares	Non-voting	Stock Market	BM&F BOVESPA S.A.	R$	13,145,177,734	R$	40.47	R$	32.51	R$ per unit
12/31/10	Shares	Non-voting	Stock Market	BM&F BOVESPA S.A.	R$	13,637,104,836	R$	43.72	R$	37.66	R$ per unit
3/31/10	Shares	Voting	Stock Market	BM&F BOVESPA S.A.	R$	193,913,871	R$	31.10	R$	27.10	R$ per unit
6/30/10	Shares	Voting	Stock Market	BM&F BOVESPA S.A.	R$	245,351,269	R$	31.10	R$	24.66	R$ per unit
9/30/10	Shares	Voting	Stock Market	BM&F BOVESPA S.A.	R$	480,504,019	R$	30.85	R$	25.71	R$ per unit
12/31/10	Shares	Voting	Stock Market	BM&F BOVESPA S.A.	R$	412,210,646	R$	33.20	R$	29.48	R$ per unit

Itaú Unibanco Holding S.A. – 2010 Reference Form	251

2009
Quarter ended	Securitity	Class	Market	Administrative Entity	Trading Volume (R$ million)		Maximum		Minimum		Quoting Factor
3/31/09	Shares	Non-voting	Stock Market	BM&F BOVESPA S.A.	R$	8,048,324,495	R$	27.53	R$	18.47	R$ per unit
6/30/09	Shares	Non-voting	Stock Market	BM&F BOVESPA S.A.	R$	12,063,620,489	R$	30.36	R$	22.93	R$ per unit
9/30/09	Shares	Non-voting	Stock Market	BM&F BOVESPA S.A.	R$	11,177,632,547	R$	36.21	R$	26.73	R$ per unit
12/31/09	Shares	Non-voting	Stock Market	BM&F BOVESPA S.A.	R$	12,091,061,554	R$	40.63	R$	33.00	R$ per unit
3/31/09	Shares	Voting	Stock Market	BM&F BOVESPA S.A.	R$	105,533,267	R$	21.73	R$	16.00	R$ per unit
6/30/09	Shares	Voting	Stock Market	BM&F BOVESPA S.A.	R$	62,496,405	R$	24.19	R$	19.55	R$ per unit
9/30/09	Shares	Voting	Stock Market	BM&F BOVESPA S.A.	R$	129,120,207	R$	29.30	R$	21.73	R$ per unit
12/31/09	Shares	Voting	Stock Market	BM&F BOVESPA S.A.	R$	178,459,967	R$	31.45	R$	26.50	R$ per unit

2008
Quarter ended	Securitity	Class	Market	Administrative Entity	Trading Volume (R$ million)		Maximum		Minimum		Quoting Factor
3/31/08	Shares	Non-voting	Stock Market	BM&F BOVESPA S.A.	R$	8,721,220,990	R$	33.43	R$	25.87	R$ per unit
6/30/08	Shares	Non-voting	Stock Market	BM&F BOVESPA S.A.	R$	8,792,681,466	R$	38.09	R$	28.76	R$ per unit
9/30/08	Shares	Non-voting	Stock Market	BM&F BOVESPA S.A.	R$	9,130,491,980	R$	31.72	R$	24.55	R$ per unit
12/31/08	Shares	Non-voting	Stock Market	BM&F BOVESPA S.A.	R$	9,322,297,643	R$	29.49	R$	15.37	R$ per unit
3/31/08	Shares	Voting	Stock Market	BM&F BOVESPA S.A.	R$	18,010,415	R$	31.71	R$	23.86	R$ per unit
6/30/08	Shares	Voting	Stock Market	BM&F BOVESPA S.A.	R$	116,443,580	R$	32.73	R$	26.84	R$ per unit
9/30/08	Shares	Voting	Stock Market	BM&F BOVESPA S.A.	R$	23,457,470	R$	28.55	R$	22.45	R$ per unit
12/31/08	Shares	Voting	Stock Market	BM&F BOVESPA S.A.	R$	45,898,428	R$	26.82	R$	14.66	R$ per unit

18.5. Describe securities issued other than shares, indicating:

The other securities issued by Unibanco Itau Holding S.A. are described in section 18.10.

18.6. Indicate the Brazilian markets in which the issuer’s securities are admitted for trading

The shares of Itaú Unibanco were listed for trading on BM&FBOVESPA on March 24, 2003, in substitution of the securities issued by Itaubanco, which had been traded since October 20, 1944.

Reiterating our historical commitments to transparency, to corporate governance and to the strengthening of capital markets, Itaú Unibanco is among the first companies to have spontaneously adhered to the Differentiated Corporate Governance Index of BM&FBOVESPA – Level I on June 22, 2001.

Itaú Unibanco Holding S.A. – 2010 Reference Form	252

18.7. With respect to each class and type of security admitted for trading in foreign markets, please indicate:

	ITUB (ADS - American Depositary Share)	ITUB4 (CEDEAR – Argentinean Deposit Certificates)	Medium-Term Note Programme - Notas Série N.º 1

a. country	United States of America	Argentina	Grão-Ducado de Luxemburgo*

b. market	New York Stock Exchange	Bolsa de Comércio de Buenos Aires	Bolsa de Valores de Luxemburgo

c. managing entity of the market in which the securities are admitted for trading	U.S. Securities and Exchange Commission	Comisión Nacional de Valores	Commission de Surveillance du Secteur Financier

d. date of admission for trading	May 31, 2001.	April 28, 1998	April,15 2010.

e. if applicable, indicate the trading segment	Level II	-	Euro MTF

f. date the securities were first listed in the trading segment	February 21, 2002	April 28, 1998	April,15 2010.

g. percentage of trading volume abroad in relation to total trading volume of each class and type in the previous year	69% (1)	0.0%	N/A

h. if applicable, proportion of deposit certificates issued abroad in relation to each class and type of shares	39% (2)	0.001%	N/A

i. if applicable, depository bank	The Bank of New York Mellon	Banco Itaú Buen Ayre	The Bank of New York Mellon

j. if applicable, custodian institution	Itaú Unibanco Holding S.A.	Itaú Unibanco Holding S.A.	The Bank of New York Mellon

(1) Total trading volume of ADSs in relation to the total volume of preferred shares traded in 2010.
(2) Balance of ADSs in relation to the preferred shares of capital stock outstanding at December 31, 2010.

18.8. Describe the public offerings for distribution carried out by the Issuer or third parties, including parent companies and affiliated and subsidiary companies, related to the issuer’s securities

None.

18.9. Describe the public offerings for acquisition carried out by the Issuer related to shares issued by third parties

None.

Itaú Unibanco Holding S.A. – 2010 Reference Form	253

18.10 Supply other information that the Issuer may deem relevant

Note Programme of Itaú Unibanco Holding S.A. (Medium-Term Note Programme)

On March 29, 2010, the Medium-Term Note Programme (“Programme”) of Itaú Unibanco Holding S.A. (acting through its head office in Brazil or by means of its branch in the Cayman Islands) was launched. Below is a description of the: (i) first issue of Subordinated Notes; (ii) second issue of Subordinated Notes; (iii) third issue of Unsecured Notes; and the (iv) reopening of second issue of Subordinated Notes, all issued in the scope of the Programme.

a. Identification of the Security: Medium-Term Notes (“Notes”)

b. Number: 01 Global Note in the principal amount of item (c) below, that may be fractioned in the minimum denomination of US$ 100,000.00 and integer multiples from US$ 1,000.00 on.

c. Amount: US$ 1,000,000,000.00

d. Issue Date: April 15, 2010.

e. Restrictions on Outstanding Securities:

•
The Notes are only offered pursuant to Rule 144A and Regulation S of the United States of America, so that the purchasers of the Notes should meet certain conditions, including, but not limited to, representations that they are Qualified Institutional Buyers, pursuant to Rule 144A , or Non-US Persons, pursuant to Regulation S, and that they understand that the Notes were not registered under the Securities Act of 1933 (“The Securities Act”).  .

•
The secondary trading of Notes, or of any other right related to them, shall depend on the delivery, by the seller, of a statement to the transfer agent on its compliance with the legislation applicable to the Notes.

f. Convertibility: None.

g. Possibility of Redemption: Yes, as follows.

Cases for Redemption:

Early redemption of Subordinated Notes due to tax reasons: Subject to authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes shall be redeemed at the Issuer’s discretion, always in their totality and at any time, upon prior notice to the holders of the Notes and subject to certain tax-nature conditions.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization of the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authorities, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.

The Subordinated Notes may not be redeemed early at the holders’ discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases for redemption.

Formula for the Calculation of the Redemption Amount:

Early redemption of Subordinated Notes due to tax reasons: 100% of the denominated value of US$ 1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$ 1,000.00.

h. When the securities are debt-related, please indicate, when applicable:

Maturity, including early maturity conditions

The maturity date of the Notes is April 15, 2020.

Itaú Unibanco Holding S.A. – 2010 Reference Form	254

If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the trustee of the holders of the Notes, if so instructed by the holders of at least one-third – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, for which payment shall become immediately required, subject to the terms governing the calculation of the early redemption amount.

If (i) the Issuer is dissolved (except in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that the Issuer’s legal successor  assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that such actions are not suspended within 60 days counted from their submission.

The Issuer, however, shall only be obliged to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of is liabilities, it being clear that the payment of Subordinated Notes should observe the terms of subordination.

Interest:

These are fixed-rate Notes, of which the interest rate is 6.20% p.a.

The payments of principal and interest shall be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest shall be levied on the face value of each Note, from the issue date of the Notes, and it shall be due every six months.

Guarantees:

None. In the event of the Issuer’s winding up, the holders of the Notes will receive repayment after all the other special creditors, with secured guarantees and after all the other unsecured creditors are satisfied.

Type: Subordinated. See item “J” – Other relevant characteristics.

Possible restrictions imposed on the issuer with respect to:

•	distribution of dividends: None.

•	disposal of certain assets: None.

•	contracting of new debts: None.

•	issue of new securities: None.

Trustee, indicating the main terms of the agreement: The Bank of New York Mellon shall act as the trustee of the holders of the Notes, pursuant to the Trust Deed dated March 29, 2010, entered into by the Issuer and The Bank of New York Mellon. The agreement sets forth the compensation of the trustee and limitations to its duties and powers. The trustee and its affiliated companies may complete operations with the Issuer and its affiliated companies, at no profit.

i. Conditions for changing the rights assured by such securities:

Certain changes can be made in the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that constitute minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate reorganization; (vi) that does not substantially affect the rights of the holders of the Notes. The changes shall be announced to the holders of Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier II of the Referential Equity, pursuant to CMN Resolution No. 3.444. The Issuer cannot make any change that implies modification, in any level, to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levy, the maturity date originally agreed, or the subordination of said Notes.

Itaú Unibanco Holding S.A. – 2010 Reference Form	255

j. Other relevant characteristics:

•
The Notes are direct, unsecured and subordinated obligations of the Issuer, and they shall be subordinated in payment preference to all the Issuer’s other liabilities (except the obligations to shareholders). The Notes shall be ranked equally, with no preference, and they shall have, at any time and considering certain exceptions set forth in legislation, the same payment preference as all current and future subordinated obligations, with no guarantee of the Issuer, pursuant to Resolution No. 3.444, of February 28, 2007 issued by the CMN.

•
The Notes were established by a Trust Deed, dated March 29, 2010, entered into by the Issuer and The Bank of New York Mellon, as the trustee of the holders of Subordinated Notes. Each issue of Notes shall be supplemented by the issue of the Final Terms, in the model agreed upon by the Issuer and the trustee.

•	The Notes issued solely as book-entry notes.

•	The Notes were offered by the syndicate of dealers of the operation, under the Dealer Agreement, dated March 29, 2010.

•	The Dealers of this issue are: Banco Itaú Europa S.A. – London Branch; Goldman Sachs & Co. and Morgan Stanley & Co. Incorporated. The Dealers may be changed at any time by the Issuer.

•
An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Programme to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period counted from March 29, 2010. The first listing day of the Notes was April 15, 2010.

•
The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A of the Securities Act; and (ii) in any other country to Non-US Persons, in accordance with the definition of Regulation S of the Securities Act. See item “E – “Restriction on Outstanding Securities”.

•
There has been and there will be no effort for the public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any similar body in any other country. The Notes shall be issued, placed, distributed, offered or traded in the Brazilian capital market.

•
The Notes and all documents referring to the Programme shall be governed by the English laws and the courts of England shall be responsible for setting any doubts arising from the Programme and the Notes issued in its scope.

•
Subject to the authorization of the Central Bank of Brazil, and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and at any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Notes so purchased shall neither entitle the Issuer to attend the annual meetings of the holders of Notes nor to be computed for quorum purposes in the said meetings.

•
Any payment of principal and interest of the Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such values may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3.444 or CMN Resolution No. 2.099, of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulation applicable to the Issuer.

Second Issue

a. Identification of the Security: Medium-Term Notes
b. Number: 01 Global Note in the Principal amount of item (c) below, that may be fractioned in the minimum denomination of US 100,000.00 and integer multiples of US$ 1,000.00 on.
c. Amount: US$1,000,000,000.00
d. Issue Date: September 23, 2010.
e. Restrictions on Outstanding Securities:
The Notes are only offered pursuant to Rule 144A and Regulation S of the United States of America, so that the purchasers of Notes should meet certain conditions, including, but not limited to, representations that they are Qualified Institutional Buyers, pursuant to Rule 144A, or Non-US Persons, pursuant to Regulation S, and that they understand that the Notes were not registered under the Securities Act of 1933.

Itaú Unibanco Holding S.A. – 2010 Reference Form	256

The secondary trading of notes, or of any other right related thereto, shall depend on the delivery, by the seller, of a statement to the transfer agent on its compliance with the legislation applicable to the Notes.
f. Convertibility: None.
g. Possibility of Redemption: Yes, as follows.
Cases for Redemption:
Early redemption of Subordinated Notes due to tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes shall be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax-nature conditions.
Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.
The Subordinated Notes may not be redeemed early at the holders’ discretion.
The Subordinated Notes will be cancelled in all the aforementioned cases for redemption.
Formula for the Calculation of the Redemption Amount:
Early redemption of Subordinated Notes due to tax reasons: 100% of the denominated value of US$1,000.00.
Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.
h. When the securities are debt-related, please indicate, when applicable:
Maturity, including early maturity conditions
The maturity date of the Notes is January 22, 2021.
If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer on the early maturity of the Notes, for which the payment shall become immediately required, subject to the terms governing the calculation of the early redemption amount.
If (i) the Issuer is dissolved (except in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that such actions are not suspended within 60 days counted from their submission.
The Issuer, however, shall only be obliged to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.
Interest:
These are fixed-rate Notes, of which the interest rate is 5.75% p.a.
The payments of principal and interest shall be made by The Bank of New York Mellon, London and Luxembourg branches.
Interest shall be levied on the face value of each Note, from the issue date of the Notes, and it shall be due every six months.
Guarantees: None. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors, with secured guarantees and after all the other unsecured creditors are satisfied.
Type: Subordinated. See item “J” – Other relevant characteristics.
Possible restrictions imposed on the issuer with respect to:
•	distribution of dividends: None.
•	disposal of certain assets: None.
•	contracting of new debts: None.
•	issue of new securities: None.
Trustee, indicating the main terms of the agreement: The Bank of New York Mellon shall act as Trustee of the holders of the Subordinated Notes, pursuant to the Trust Deed dated March 29, entered into by the Issuer and The Bank of New York Mellon. The agreement sets forth the compensation of the Trustee and limitations to its duties and powers. The Trustee and its affiliated companies may complete operations with the Issuer and its affiliated companies, at no profit.

Itaú Unibanco Holding S.A. – 2010 Reference Form	257

i. Conditions for changing the rights assured by such securities:
Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that constitute miner corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate reorganization; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes shall be informed to the holders of the Subordinated Notes by the Trustee as soon as possible.
Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet any requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, pursuant to CMN Resolution No. 3.444. The Issuer cannot make any change that implies modification, in any level, to the interest rates of the Subordinated Notes, the amount of such outstanding Notes, the payment dates of interest and its exponential levy, the maturity date originally agreed, or the subordination of said Notes.
j. Other relevant characteristics:
The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they shall be subordinated in payment preference to all the Issuer’s other liabilities (except for the obligations towards the shareholders). The Subordinated Notes shall be ranked equally, with no preference, and they shall have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, pursuant to Resolution No. 3.444, of February 28, 2007, issued by the National Monetary Council (“CMN Resolution No. 3.444”).
The Subordinated Notes were established by a Trust Deed, dated March 29, 2010, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of Subordinated Notes. Each issue of Notes shall be supplemented by the issue of Final Terms, in the model agreed upon by the Issuer and the Trustee.
The Subordinated Notes are issued solely as book-entry notes.
The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Dealer Agreement dated March 29, 2010.
The Dealers of this issue are: Banco Itaú Europa S.A. – London Branch; Deutsche Bank Securities, Inc., and JP Morgan Securities LLC. The Dealers may be changed at any time by the Issuer.
An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Programme be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period counted from March 29, 2010. The first listing day of the Notes was September 23, 2010.
The Notes were not subject to registration under the United States Securities Act of 1933 (“Securities Act”), and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A of the Securities Act (“Rule 144A”); and (ii) in any other country to Non-US Persons, in accordance with the definition of Regulation S of the Securities Act. See item “E – Restriction on Outstanding Securities”.
There has been and there will be no effort for public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other body in any other country. The Notes shall not be issued, placed, distributed, offered nor traded in the Brazilian capital market.
The Notes and all documents referring to the Programme shall be governed by the English laws and the courts of England shall be responsible for settling competent to settle any doubts arising from the Programme and the Notes issued in its scope.
Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and at any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased shall neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in said meetings.
Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3.444 or CMN Resolution No. 2.099, of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulation applicable to the Issuer.

Itaú Unibanco Holding S.A. – 2010 Reference Form	258

Third Issue

a. Identification of the Security: Medium-Term Senior Notes
b. Quantity: 1 Global Note in the Principal Value of the item (c) below which can be split into minimum denominations of US 100,000.00 and whole multiples of US$ 1,000.00 thereafter.
c. Value: BRL500,000,000.00
d. Issue date: November 23 2010.
e. Trading Restrictions:
The Notes are offered solely under the conditions of Rule 144A and Regulation S of the United States of America such that purchasers of the Notes must declare certain conditions including, but not limited to, declarations that they are Qualified Institutional Buyers pursuant to Rule 144A or Non-US Persons pursuant to Regulation S, and that they understand that the Notes were not registered pursuant to the Securities Act of 1933.
The secondary trading of the Notes or of any right thereof, shall depend on the delivery by the seller of a declaration to the transfer agent to the effect that the legislation applicable to the Notes has been complied with.
f. Convertibility: None.
g. Permissibility of Redemption: Yes, as shown below.
Events triggering Redemption:
Early redemption of Notes for fiscal reasons: At the discretion of the Issuer, the Notes shall be redeemed always in their entirety and at any time conditional on prior notification to the holders of the Notes and in accordance with certain conditions of a tax-nature.

The Notes may not be redeemed early at the discretion of the holders.
In the event of the above, the Notes shall be cancelled.
Formula for Calculating the Redemption Value:
Early  redemption of Notes for fiscal reasons: 100% of the denominated value of US$1,000.00, calculated using for conversion of the value denominated in Reais to US dollars the BRL/US$ conversion rate as calculated by the Central Bank of Brazil and announced through the SISBACEN system, PTAX800 transaction, option 5 (“PTAX”).
h. When the securities represent debt, show when applicable:
Maturity date including conditions for early redemption
The maturity date of the Notes is on November 23, 2015.

If any of the following events take place (each one of them an “Event of Default”) and such an event persists, the Trustee for the holders of the Notes, if so instructed by at least 1/3 of the holders, calculated at the nominal amount of the Notes, or again if so instructed by an extraordinary resolution of the holders of the Notes, must notify the Issuer as to the early maturity of the Notes, the payment of which shall become immediately due, pursuant to the conditions for calculating the early redemption amount.

Should the Issuer (a) suspend payment of the principal value and/or interest in relation to the Notes on the dates on which such principal value and/or interest were due, except, in the case  of principal values, if this non-payment event persists for a period of three days and, in the case of interest, for a period of ten days; (b) fail to comply with one or more of its other material obligations as defined for the respective series or pursuant to the Trust Deed and this non-performance persists for a period of 30 days after receiving written notice of this non-compliance from the Trustee; (c) (i) elect for early maturity of any debt or the debt of any one of its material subsidiaries and this early maturity is overdue at least two business days, or (ii) fail to make payment of values relating to its debt and the duration of the non-payment event be at least two business days; (d) (i) be wound up (except when related to a merger or corporate reorganization not involving bankruptcy or insolvency and conditional on the legal successor of the Issuer assuming the obligations pertaining to the Notes); (ii) suspend payment or be unable to honor payments of its debts; (iii) propose a plan of judicial recuperation or bankruptcy or promote any other action which implies an amendment to the payment conditions  of its debts; or (iv) should bankruptcy proceedings be proposed by third parties against the Issuer, conditional on these actions not being suspended within 60 days as from being proposed.

In the case of any of the events (a), (b) and (c) above, an event of delinquency shall only occur should the aggregate amount of the Debt in question – in respect of which any of the events cited in the above items has occurred - be equal to or higher than the amount equivalent to 0.8% of the Issuer’s reference equity pursuant to the most recent fiscal quarter.

Note Holders representing two-thirds of the total Nominal Amount affected by the above events may revoke early maturity following notification of this early maturity.
Interest:
The Notes carry an annual fixed-rate of 10.50%.

Payments of principal and interest shall be made by The Bank of New York Mellon.

Itaú Unibanco Holding S.A. – 2010 Reference Form	259

Interest shall be applicable on the nominal amount of each Note as from the issue date of the Notes and shall be due semi-annually on May 23 and November 23, the first payment to be made on May 23 2011.
Guarantees: None.
Type: Unsecured.
Eventual restrictions imposed on the issuer in relation to:
•	payout of dividends: None.
•	sale of certain assets: None.
•	contraction of new debt: None.
•	issue of new securities: None.
Trustee, indicating the principal conditions of the contract: The Bank of New York Mellon shall act as Trustee for the Note holders pursuant to the Trust Deed dated March 29 2010 signed between the Issuer and The Bank of New York Mellon. The contract provides for the indemnification of the trustee and limitations on its duties and powers. The trustee and its affiliates may conclude operations with the Issuer and with its affiliates on a profit-free basis.
i. Conditions for amendment of the assured rights for these securities:

Some modifications may be made to the terms and conditions of the Notes without the consent of their holders such as: (i) corrections of minor importance; (ii) those which are merely a question of form or of a technical nature; (iii) those made to correct a flagrant error; (iv) those that are made to correct some ambiguity or inconsistency; (v) those which add to the Issuer’s obligations to the benefit of the Note holders, or remove any prerogative or power granted to the Issuer; (vi) those which incorporate additional guarantees to the Notes; (vii) those that are made in line with a permitted corporate reorganization; (viii) the implementation any other modification which does not materially affect the rights of the Note holders. The modifications shall be notified to the Note holders by the trustee as soon as possible.

j. Other material characteristics: At any time the Notes shall be ranked, on equal footing without any preference and shall, at any time and, with the exclusion of certain exceptions eventually provided in the legislation, enjoy the same preferential payment rights as all the Issuer’s current and future unsecured obligations.

The Notes are constituted through the intermediary of a Trust Deed, dated March 29 2010 and signed between the Issuer and The Bank of New York Mellon, as Trustee for the Note holders. Each Note issue shall be complemented through the issue of the Final Terms in accordance with the model agreed between Issuer and Trustee.

The Notes are issued in an exclusively book-entry form.

The Notes have been offered through a syndicate of Dealers pursuant to the Dealer Agreement, dated March 29 2010.

The Dealers for this issue are: Banco Itaú Europa S.A. – London Branch; Deutsche Bank Securities, Inc., and Morgan Stanley & Co. Incorporated.

Authorization has been obtained from the Luxemburg Stock Exchange so that the notes issued within the scope of the Program are admitted for trading in the Euro MTF market, managed by this stock exchange, for a period of 12 months as from March 29, 2010. A request for listing the Notes in the official trading list of the Euro MTF market of the Luxemburg Stock Exchange shall be filed.

The notes are not subject to registration pursuant to the United States Securities Act of 1933 (“Securities Act”), and have been offered solely: (i) in the United States of America for Qualified Investors as established by Rule 144A of the Securities Act (“Rule 144A”); and (ii) in any other country for Non-US Persons in accordance with the definition of Regulation S of the Securities Act. See item “E – Trading Restrictions”.

There has not been and will not be any effort made for the public distribution of Notes and for this reason no registration of a public offering of securities was registered with the Brazilian Securities and Exchange Commission or in any other similar organ in another country. The Notes shall not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

The Notes and all documents pertaining to the Program shall be governed by English laws and the courts of England are competent to settle doubts or disputes arising from the Program and the Notes issued within its scope.

Itaú Unibanco Holding S.A. – 2010 Reference Form	260

Reopening of the Second Issue

a. Identification of the Security: Medium-Term Notes
b. Number: 01 Global Note in the Principal amount of item (c) below, that may be fractioned in the minimum denomination of US 100,000.00 and integer multiples of US$ 1,000.00 on.
c. Value: US$250,000,000.00, being the second issue total amount, jointly with the first series, US$1,250,000,000.00. See item “J” - Other relevant characteristics.
d. Issue Date: January 31, 2011.
e. Restrictions on Outstanding Securities:
The Notes are only offered pursuant to Rule 144A and Regulation S of the United States of America, so that the purchasers of Notes should meet certain conditions, including, but not limited to, representations that they are Qualified Institutional Buyers, pursuant to Rule 144A, or Non-US Persons, pursuant to Regulation S, and that they understand that the Notes were not registered under the Securities Act of 1933.
The secondary trading of notes, or of any other right related thereto, shall depend on the delivery, by the seller, of a statement to the transfer agent on its compliance with the legislation applicable to the Notes.
f. Convertibility: None.
g. Possibility of Redemption: Yes, as follows.
Cases for Redemption:
Early redemption of Subordinated Notes due to tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes shall be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax-nature conditions.
Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity.
The Subordinated Notes may not be redeemed early at the holders’ discretion.
The Subordinated Notes will be cancelled in all the aforementioned cases for redemption.
Formula for the Calculation of the Redemption Amount:
Early redemption of Subordinated Notes due to tax reasons: 100% of the denominated value of US$1,000.00.
Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.
h. When the securities are debt-related, please indicate, when applicable:
Maturity, including early maturity conditions
The maturity date of the Notes is January 22, 2021.
If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer on the early maturity of the Notes, for which the payment shall become immediately required, subject to the terms governing the calculation of the early redemption amount.
If (i) the Issuer is dissolved (except in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that such actions are not suspended within 60 days counted from their submission.
The Issuer, however, shall only be obliged to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination.
Interest:
These are fixed-rate Notes, of which the interest rate is 5.75% p.a.
The payments of principal and interest shall be made by The Bank of New York Mellon, London and Luxembourg branches.
Interest shall accrue on the nominal value of each Note, since the days of the issuance of the Notes and shall be payable semi-annually on January 22 and July 22, beginning on January 22, 2011
Guarantees: None. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors, with secured guarantees and after all the other unsecured creditors are satisfied.

Itaú Unibanco Holding S.A. – 2010 Reference Form	261

Type: Subordinated. See item “J” – Other relevant characteristics.
Possible restrictions imposed on the issuer with respect to:
•	distribution of dividends: None.
•	Disposal of certain assets: None.
•	contracting of new debts: None.
•	issue of new securities: None.
Trustee, indicating the main terms of the agreement: The Bank of New York Mellon shall act as Trustee of the holders of the Subordinated Notes, pursuant to the Trust Deed dated March 29, entered into by the Issuer and The Bank of New York Mellon. The agreement sets forth the compensation of the Trustee and limitations to its duties and powers. The Trustee and its affiliated companies may complete operations with the Issuer and its affiliated companies, at no profit.
i. Conditions for changing the rights assured by such securities:
Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that constitute miner corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate reorganization; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes shall be informed to the holders of the Subordinated Notes by the Trustee as soon as possible.
Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet any requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, pursuant to CMN Resolution No. 3.444. The Issuer cannot make any change that implies modification, in any level, to the interest rates of the Subordinated Notes, the amount of such outstanding Notes, the payment dates of interest and its exponential levy, the maturity date originally agreed, or the subordination of said Notes.
j. Other relevant characteristics:
The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they shall be subordinated in payment preference to all the Issuer’s other liabilities (except for the obligations towards the shareholders). The Subordinated Notes shall be ranked equally, with no preference, and they shall have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, pursuant to Resolution No. 3.444, of February 28, 2007, issued by the National Monetary Council (“CMN Resolution No. 3.444”).
The Subordinated Notes were established by a Trust Deed, dated March 29, 2010, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of Subordinated Notes. Each issue of Notes shall be supplemented by the issue of Final Terms, in the model agreed upon by the Issuer and the Trustee.
The Subordinated Notes described herein were issued and distributed by reopening the second issue of notes and are the second series of the second issue of notes under the Trust Deed. The notes issued in the first series and the Notes issued in the second series of the second issue share the same CUSIP and ISIN code and are fungible with each other.
The Subordinated Notes are issued solely as book-entry notes.
The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Dealer Agreement dated March 29, 2010.
The Dealers of this issue are: Banco Itaú Europa S.A. – London Branch; Deutsche Bank Securities, Inc., and JP Morgan Securities LLC. The Dealers may be changed at any time by the Issuer.
An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Programme be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period counted from March 29, 2010. The first day of listing of the Notes of the second series of the second issue was on January 31, 2011. The first day of listing of the notes of the first series of the second issue was on September 23, 2010.
The Notes were not subject to registration under the United States Securities Act of 1933 (“Securities Act”), and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A of the Securities Act (“Rule 144A”); and (ii) in any other country to Non-US Persons, in accordance with the definition of Regulation S of the Securities Act. See item “E – Restriction on Outstanding Securities”.
There has not been and there will be no effort for public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other body in any other country. The Notes shall not be issued, placed, distributed, offered nor traded in the Brazilian capital market.
The Notes and all documents referring to the Programme shall be governed by the English laws and the courts of England shall be responsible for settling any doubts arising from the Programme and the Notes issued in its scope.

Itaú Unibanco Holding S.A. – 2010 Reference Form	262

Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and at any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased shall neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in said meetings.
Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3.444 or CMN Resolution No. 2.099, of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulation applicable to the Issuer.

Itaú Unibanco Holding S.A. – 2010 Reference Form	263

ITEM 19 - REPURCHASE PLANS AND TREASURY SECURITIES

19.1. With respect to the share repurchase plan, supply the following information:

Dates of the resolutions that approved the repurchase plans	Repurchase period	Reserves and profits available on repurchase	Share Type	Number of shares provided for	% of shares purchase in relation to total approved	Number of shares acquired (Units)	Average purchase price	Quoting Factor	% of shares acquired (Units)
11/01/10	11/05/2010 to 11/04/2011	7,267,668,865.72	Voting	9,000,000	3.230000	-	0	R$ per unit	0.00
			Non-voting	56,700,000	2.530000	4,000,000	37.16	R$ per unit	7.054674
10/30/09	11/04/2009 to 11/03/2010	5.242.708.239.11	Voting	9,000,000	3.230000	-	9.65	R$ per unit	39.65
			Non-voting	56,700,000	2.560000	185,,460	37.52	R$ per unit	0.327090
11/03/08	11/04/2008 to 11/03/2009	3,429,051,656.80	Voting	19,500,000	7.600000	2,002	10.61	R$ per unit	0.010267
			Non-voting	68,500,000	3.420000	-	30,930.00	R$ per unit	0.00

19.2 - With respect to the changes in the securities held in treasury, in a table, specifying kind, class and type please indicate the number, total amount and weighed average purchase price for the following:

12/31/2010

Type of Share		Description of securities
Common shares

Changes	Quantity (units)	Total amount (R$ reais)		Weighted average price (R$ reais)
Opening balance	2,202	R$	21,241.22	R$	9.65
Acquisitions
Disposal
Cancellations
Final balance	2,202	R$	21,241.22	R$	9.65

Type of Share		Description of securities
Non-Voting Shares

Changes	Quantity (units)	Total amount (R$ reais)		Weighted average price (R$ reais)
Opening balance	43,588,307	R$	1,031,305,392.25	R$	23.66
Acquisitions
Disposal	(17,022,292)	R$	(402,749,809.00)
Cancellations
Final balance	26,566,015	R$	628,555,583.25	R$	23.66

12/31/2009

Type of Share		Description of securities
Common shares

Changes	Quantity (units)	Total amount (R$ reais)		Weighted average price (R$ reais)
Opening balance	0	R$	0.00	R$	0.00
Acquisitions	2,202	R$	21,241.22	R$	9.65
Disposal
Cancellations
Final balance	2,202	R$	21,241.22	R$	9.65

Itaú Unibanco Holding S.A. – 2010 Reference Form	264

Type of Share		Description of securities
Non-Voting Shares

Changes	Quantity (units)	Total amount (R$ reais)		Weighted average price (R$ reais)
Opening balance	58,763,000	R$	1,525,694,623.61	R$	25.96
Acquisitions	4,691,455	R$	6,958,459.20
Disposal	(19,866,148)	R$	(501,347,690.56)
Cancellations
Final balance	43,588,307	R$	1,031,305,392.25	R$	23.66

12/31/2008

Type of Share		Description of securities
Common shares

Changes	Quantity (units)	Total amount (R$ reais)		Weighted average price (R$ reais)
Opening balance	10,265,646	R$	260,932,795.09	R$	32.40
Acquisitions
Disposal
Cancellations	(10,265,646)	R$	(260,932,795.09)	R$	(32.40)
Final balance	0	R$	0.00	R$	0.00

Type of Share		Description of securities
Non-Voting Shares

Changes	Quantity (units)	Total amount (R$ reais)		Weighted average price (R$ reais)
Opening balance	36,675,620	R$	911,461,324.39	R$	38.84
Acquisitions	56,170,980	R$	1,618,147,678.74
Disposal	(9,083,600)	R$	(253,593,576.43)
Cancellations	(25,000,000)	R$	(750,320,803.09)
Final balance	58,763,000	R$	1,525,694,623.61	R$	25.96

19.3.           With respect to the securities held in treasury at the end of the previous year, please indicate, in a table, specifying kind, class and type:

Share	Quantity	Average price of acquisition		Aquisition date	% In relation to securities in circulation in the same class and type
Common	2,202	R$	9.65	January 2009	0.0%
Prefererd	26,566,015	R$	37.52	November 2009	1.2%

Itaú Unibanco Holding S.A. – 2010 Reference Form	265

19.4. Supply other information that the Issuer may deem relevant

03/31/2011

Type of Share		Description of securities
Common shares

Changes	Quantity (units)	Total amount (R$ reais)		Weighted average price R$ reais)
Opening balance 12/31/2010	2,202	R$	21,241.22	R$	9.65
Acquisitions
Disposal
Cancellations
Final balance 03/31/2011	2,202	R$	21,241.22	R$	9.65

Type of Share		Description of securities
Non-Voting Shares

Changes	Quantity (units)	Total amount (R$ reais)		Weighted average price (R$ reais)
Opening balance 12/31/2010	26,566,015	R$	628,555,583.25	R$	23.66
Acquisitions
Disposal	(5,103,650)	R$	(120,753,073.56)
Cancellations
Final balance 03/31/2011	21,462,365	R$	507,802,509.69	R$	23.66

04/30/2011

Type of Share		Description of securities
Common shares

Changes	Quantity (units)	Total amount (R$ reais)		Weighted average price (R$ reais)
Opening balance 03/31/2011	2,202	R$	21,241.22	R$	9.65
Acquisitions
Disposal
Cancellations
Final balance 04/30/2011	2,202	R$	21,241.22	R$	9.65

Type of Share		Description of securities
Non-Voting Shares

Changes	Quantity (units)	Total amount (R$ reais)		Weighted average price (R$ reais)
Opening balance 03/31/2011	21,462,365	R$	507,802,509.69	R$	23.66
Acquisitions	4,000,000		148,650,148.30	R$	37.16
Disposal	(579,225)	R$	(14,583,264.95)
Cancellations
Final balance 04/30/2011	24,883,140	R$	641,869,393.04	R$	23.66

Itaú Unibanco Holding S.A. – 2010 Reference Form	266

ITEM 20 - SECURITIES TRADING POLICY

20.1. Indicate whether the Issuer has adopted a trading policy for the securities issued by it through direct or indirect controlling shareholders, officers, members of the Board of Directors, Fiscal Council or of any body created by a statutory provision, that performs technical or advisory functions, stating:

The Issuer is bound by the rules set out by CVM Instruction No. 358/02, as amended, regarding the trading of its securities. In addition, although it has never been mandatory, since 2002 we have decided to adopt a policy in this sense, which has resulted in rules that are even stricter than those required by the governing body itself.  The Issuer also counts on an internal compliance team the activities of which include the monitoring of transactions by those that adhere to our policy on our securities.

Moreover, the Issuer counts on a Disclosure and Trading Committee (originated from the unification in 2006 of our Disclosure Committee and Trading Committee, both created in 2002), the main duty of which is to manage our policies on disclosure and trading, approved on August 10, 2009.

Besides the regulation of the policy and internal structure, some of the areas of the Issuer, because they have access to client information, have policies that are even more specific and strict in order to guarantee that employees do not use insider information to obtain individual advantages (insider trading).

a) date of approval

The current securities trading policy was approved in 2002, taking into consideration that its provisions are constantly reviewed to ensure that they are in line with the best corporate governance practices.  The latest change was made on August 10, 2009.

b) insiders

Insiders are: (i) direct or indirect controlling shareholders, officers, members of the Board of Directors, Fiscal Council and any body created by a statutory provision, that performs technical or advisory functions with technical and consulting functions; (ii) members of the statutory bodies of companies in which the Issuer is the only controlling shareholder; (iii) management members that resign from the Issuer’s management or the management of companies in which the Issuer is the only controlling shareholder, over the term of six months counted from the resignation date; (iv) any person who, in view of their job, duty or position in the Issuer or in its controlled, subsidiary or affiliated companies, is aware of material information; (v) those who have a business, professional or trust relationship with the Issuer such as independent auditors, securities analysts, consultants and institutions that are part of the distribution system; and (vi) the spouse or partner and any other dependant included in the annual income tax return of persons impeded from trading indicated in items "i". "ii" and "iii" of this point on insiders. In addition, the persons that are equivalent to insiders are: (x) the managers of portfolio and investment funds, companies or other institutions or entities in which the insiders are the only quotaholders or shareholders, or in which they may influence the trading decisions; (y) any company that is directly or indirectly controlled by insiders; and (z) any person who has had access to information on an material act or fact through any insider. We count on compliance teams that, together with the officers of each area, identify persons who shall be bound by the policy in view of its area or information to which they have access, and these persons are then recorded in a specific system, which currently has approximately seven thousand people listed (among them statutorily compliant persons, their relatives and employees with access to insider information).

c) main characteristics

The trading policy is managed by a Disclosure and Trading Committee, the scope of which covers a range of internal actions aimed at improving information flows and upholding the ethical conduct of their management members and employees who are signatories of this policy, in order to:   (i) assure the transparency, quality and safekeeping of the information provided to shareholders, investors, the press, government authorities and other capital markets entities; (ii) observe and apply the criteria established by the policies, so that our management members, shareholders, controlling shareholders and employees, as well as third parties who have a professional or trust relationship with the Issuer follow the ethical and legal standards of the Issuer or values to which it adheres; (iii) evaluate the guidelines and procedures of our trading policy and those that shall be followed in the disclosure of material act or fact, and maintenance of confidentiality of information, as established by our disclosure policy, as well as analyzing in advance the content of press releases; (iv) monitor and regulate the adherence of management members and other employees of our Conglomerate to our policies, and (v) examine cases of the breach of our policies, announcing possible infringements to the Board of Directors and the Ethics Committee.

Itaú Unibanco Holding S.A. – 2010 Reference Form	267

d) provision for black-out periods and description of the procedures adopted to inspect trading in such periods

Insiders, in addition to the restrictions set out in the CVM No. 358/02 Instruction, cannot:

1) Trade securities issued by any company of the Itaú Unibanco Conglomerate or connected to them, from the acknowledgement date to the disclosure date of a material act or fact to the market (except if within the dividend reinvestment program).
2) Trade the securities mentioned in item 1 above during black-out periods, which can be determined by the Investor Relations Officer regardless of any justification or existence of a material act or fact not yet disclosed.
3) Sell securities of any company of the Itaú Unibanco Conglomerate before the end of a period of 180 days from their purchase (except if within the stock option plan, stock-based compensation program, dividend reinvestment program, exercise of preemptive right to subscription related to shares previously purchased or private negotiation between insiders).

4) Trade securities issued by publicly-held companies of the Itaú Unibanco Conglomerate through intermediaries other than Itaú Corretora de Valores S.A. or Itaú USA Securities Inc.

The control over such transactions so that they do not breach the disclosure and trading policies of the Issuer shall be carried out by Itaú Corretora de Valores S.A. or Itaú USA Securities Inc., being also monitored by the compliance teams.

20.2. Supply other information that the Issuer may deem relevant

In November 2004, the Issuer, following a detailed national and international survey of best corporate governance practice, became, together with Itaúsa – Investimentos Itaú S.A., the first Brazilian company to voluntarily adopt operating rules for the trading of treasury shares.  These rules were introduced to govern the trading of own shares undertaken by the Issuer on the stock exchanges where they are traded.

In the view of the Issuer’s management, the adoption of these rules has brought innumerable benefits, among which are the reduction of operational, financial and strategic risk, the creation of an in-house culture for these operations in the capital markets, a reduction in the possibility of market concentration or improper pricing, and the bolstering of the strategy for the repurchase of securities focused on the preservation of liquidity and value to shareholders.  All this has led to a greater transparency for this type of operation.

As good governance practice, we monthly report the movement of shares in the repurchase program.  At present, we have a stock repurchase program in progress – on 10.30.2009, the Board of Directors authorized the purchase of up to 9,000,000 common shares and 56,700,000 preferred shares, without the reduction of capital stock value, to be held in treasury, cancelled or replaced in the market. As a result of the launch of the above-mentioned repurchase program, on November 1, 2010, the Board of Directors disclosed a material fact by which the Board of Officers is empowered to establish the opportunity for the purchase of shares within these limits, so that these purchases are carried out at stock exchanges in the period between November 5, 2010 and November 4, 2011, at market value, using the funds available in the Capital Reserve and Revenue Reserve.

Itaú Unibanco Holding S.A. – 2010 Reference Form	268

ITEM 21 - INFORMATION DISCLOSURE POLICY

21.1. Describe internal standards, regulations or procedures adopted by the Issuer to ensure that the information to be publicly disclosed is gathered, processed and reported accurately and on a timely basis

As mentioned in item 20.1, the Issuer has a Disclosure and Trading Committee, which manages the disclosure and trading policies.

One of the responsibilities of this committee is to ensure that the information to be publicly disclosed is gathered, processed and reported accurately and on a timely basis.  For this purpose, its duty is to regulate the adherence of insiders to our disclosure policy, which has effective mechanisms for the collection of information, as well as severe sanctions in the case of non-compliance (see item 21.2 for more information on our disclosure policy).

Additionally, our Investor Relations Officer, Alfredo Egydio Setubal, is a member of the Board of Directors and Executive Managing Vice-President of the Issuer, and this enables him to have full access to the key decisions of the company.  Some of his duties are: (i) disclose and report to the markets and competent authorities any material act or fact that has occurred related to the Issuer’s business; (ii) ensure the wide and immediate dissemination of the material act or fact; (iii) disclosure the material act or fact simultaneously in all markets in which the securities of the Issuer are admitted for trading; (iv) provide additional clarification on the disclosure of a material act or fact to the competent authorities, upon their request; and (v) inquire of people who have access to material acts or facts in the event contemplated in the prior sub-item or if there is atypical movement in the quotation, price or quantity of securities traded and issued by the Issuer or connected to them, with the purpose of checking if they are aware of information that should be disclosed to the market.

In accordance with our disclosure policy, a document disclosing the material act or fact shall be prepared by the Disclosure and Trading Committee, which may request the participation of the offices involved in the transaction or business that gave rise to the material act or fact.  The Disclosure and Trading Committee may also, subject to the timeliness and convenience criteria, (i) approve the disclosure of preliminary information not yet audited, related to the quarterly, semi-annual or annual results of the Issuer or (ii) approve the advanced disclosure of the quarterly, semi-annual or annual results of the Issuer, duly audited.

The body in charge of the corporate matters in question shall disclose, under the supervision of the Investor Relations Officer, the material act or fact, on a priority and simultaneous basis: a) to the CVM, on its website, to SEC, NYSE, through Form 6-K, to BM&FBOVESPA and, as the case may be, to other stock exchanges and entities of the organized over-the-counter markets; and b) to the market in general, by publications in newspapers of wide circulation, regularly used by the Issuer, and in the Official Gazette of the State.

After this disclosure, the person appointed by the Investor Relations Officer may disclose to the market the material act or fact by e-mail, and make it available on the Investor Relations website.

21.2. Describe the policy for the disclosure of a material act or fact adopted by the Issuer, indicating the procedures related to the maintenance of the confidentiality of undisclosed material information

Insiders should maintain secrecy as regards the information related to the material act or fact until it is disclosed to the market, as well as care for the maintenance of the secrecy.

For the purposes of our policy, insiders are: (i) the direct or indirect controlling shareholders, Officers, members of the Board of Directors, of the Fiscal Council or of any body created by a statutory provision, that performs technical or advisory functions; (ii) the same persons in the controlling company, subsidiaries under the effective management of the Issuer, and affiliated companies which are aware of information related to material acts or facts; (iii) the employees of the Issuer, or of its controlling company, subsidiaries under effective management of the Issuer, and affiliated companies which, in view of their job, duty or position, are aware of information related to material facts or acts; and (iv) any other person who, under any circumstance, may be aware of the material information, such as consultants, independent auditors, rating agency analysts and advisors.

In the event that an insider resigns from the Issuer, or no longer takes part in the business or project to which the relevant information is related, she/he will continue to meet the duty of secrecy until this information is disclosed to the competent authorities and to the market.

Itaú Unibanco Holding S.A. – 2010 Reference Form	269

Any insider who discloses by mistake a material act or fact to any person who is not an insider before it is disclosed to the market, shall immediately inform the Investor Relations Officer on this undue disclosure, so that they can take the appropriate measures.

The Issuer has mechanisms and policies to assure control over information, such as restriction to the use of external emails (which means that every piece of information emailed must go through the internal emails of our employees, which are constantly monitored by a specific team), to the use of mobile phones in sensitive areas (such as those dealing with capital markets) and of pen drives, compact discs and other information storage devices.

The Issuer has also implemented awareness actions, aimed at making our policies even more effective (we mention, as an example, lectures on the need to keep secure documents that contain confidential information in secure places, as well recommendations on the disposal of these documents). In addition, the Issuer has a team that periodically inspects the workplace of our employees to identify possible deficiencies in this sense. We also classify the information conveyed in and out of the bank in accordance with its confidentiality level.

The Issuer and Itaúsa – Investimentos Itaú S.A. were the first companies to adhere to the ABRASCA (Brazilian Association of Publicly-Held Companies) Guidebook on the Control and Disclosure of Material Information.

The Issuer will not comment on rumors about it existing in the market, except if they significantly affect the quotation of its securities.

21.3. Indicate the management members responsible for implementing, maintaining, evaluating and inspecting the information disclosure policy

Alcides Lopes Tápias – Member of the Disclosure and Trading Committee since May 2005, member of our Board of Directors since 2003 and member of the Audit Committee since May 2004.

Alfredo Egydio Arruda Villela Filho – Member of the Disclosure and Trading Committee since May 2005 and member of our Board of Directors since 1995;

Alfredo Egydio Setubal – Investor Relations Officer since March 2003, responsible for communication with capital markets, always aims to increase the transparency of the financial and strategic information and its quality, relevance, timeliness, reliability and comparability, managing the relationship with the CVM, the Central Bank of Brazil and other government authorities related to capital markets issues.  Mr. Alfredo Setubal is also our Vice-President, a member of our Board of Directors and member of our Disclosure and Trading Committee, of which he was the Chairman from 2005 to 2010;

Rodolfo Henrique Fischer - Member of the Disclosure and Trading Committee since June 2009;

Caio Ibrahim David – Executive Officer since May 2010 and member of the Disclosure and Trading Committee since 2010;

Claudia Politanski - Member of Disclosure and Trading Committee since July 2009 and Executive Officer of the Issuer since 2008;

Fernando Marsella Chacon Ruiz - Member of Disclosure and Trading Committee since June 2009;

Rogério Paulo Calderón Peres - Member of Disclosure and Trading Committee since June 2009;

Viviane Behar de Castro - Member of Disclosure and Trading Committee since July 2009.

21.4. Supply other information that the Issuer may deem relevant

All relevant information was addressed in the above items.

Itaú Unibanco Holding S.A. – 2010 Reference Form	270

ITEM 22. EXTRAORDINARY BUSINESS

22.1. Indicate the acquisition or disposal of any relevant asset that is not classified as a regular transaction in the Issuer’s business

None.

22.2.      Indicate significant changes in the conduct of the Issuer’s business

None.

22.3.      Identify the relevant agreements entered into by the Issuer and its subsidiaries that are not directly related to its operating activities

None.

22.4.      Supply other information that the Issuer may deem relevant

None.

22.4. Supply other information that the Issuer may deem relevant

None.

Itaú Unibanco Holding S.A. – 2010 Reference Form	271

Report of Independent Auditors on
Reference Form (CVM Instruction 480)

To the Board of Directors
Itaú Unibanco Holding S.A.

1
In connection with the audits of the financial statements of Itaú Unibanco Holding S.A. and subsidiaries as of December 31, 2010, 2009 and 2008, on which we issued unqualified audit reports dated February 21, 2011, February 8, 2010 and February 19, 2009, respectively, we performed a review of the accounting information included in the Reference Form of Itaú Unibanco Holding S.A.

2
Our review was performed in accordance with specific standards established by the Federal Accounting Council, with respect to the accounting information included in the Reference Form of Itaú Unibanco Holding S.A., and mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank with regard to the main criteria adopted for the preparation of the Reference Form; and (b) reading the significant accounting information included in the Reference Form to assess its consistency with the audited financial statements. The accounting information included in the Reference Form is presented by the Board of Directors for the purpose of complying with Brazilian Securities Commission (CVM) Instruction 480; however, it should not be considered part of the financial statements.

3
Based on our review, we are not aware of any material modifications that should be made to the accounting information included in the Reference Form referred to above in order that it be presented, in all material respects, in a manner consistent with the financial statements at December 31, 2010, 2009 and 2008, taken as a whole.

São Paulo, May 31, 2011

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Maria José De Mula Cury
Contadora CRC 1SP192785/O-4

Itaú Unibanco Holding S.A. – 2010 Reference Form	272